

HALLIBURTON

Notice of Annual Meeting
Proxy Statement
2007 Annual Report on Form 10-K

HALLIBURTON

April 7, 2008

To Our Stockholders:

You are cordially invited to attend the Annual Meeting of Stockholders of Halliburton Company. The meeting will be held on Wednesday, May 21, 2008, at 9:00 a.m., local time, at The Houstonian Hotel, 111 North Post Oak Lane, Houston, Texas 77024.

At the meeting, stockholders are being asked to:

- elect ten Directors to serve on the Board of Directors for the coming year;
- ratify the selection of KPMG LLP as principal independent public accountants to examine the financial statements and books and records of Halliburton for 2008;
- reapprove material terms of performance goals under the 1993 Stock and Incentive Plan; and
- consider three stockholder proposals.

Please refer to the proxy statement for detailed information on each of these proposals.

It is very important that your shares are represented and voted at the meeting. If you attend the meeting, you may vote in person even if you have previously voted.

We appreciate the continuing interest of our stockholders in the business of Halliburton and we hope you will be able to attend the Annual Meeting.

Sincerely,



DAVID J. LESAR
Chairman of the Board, President and Chief Executive Officer

HALLIBURTON

Notice of Annual Meeting of Stockholders
to be Held May 21, 2008

Halliburton Company, a Delaware corporation, will hold its Annual Meeting of Stockholders on Wednesday, May 21, 2008, at 9:00 a.m., local time, at The Houstonian Hotel, 111 North Post Oak Lane, Houston, Texas 77024. At the meeting, the stockholders will be asked to consider and act upon the matters discussed in the attached proxy statement as follows:

1. To elect ten Directors to serve for the ensuing year and until their successors shall be elected and shall qualify.
2. To consider and act upon a proposal to ratify the appointment of KPMG LLP as principal independent public accountants to examine the financial statements and books and records of Halliburton for the year 2008.
3. To consider and act upon a proposal to reapprove the material terms of performance goals under the 1993 Stock and Incentive Plan.
4. To consider and act upon three stockholder proposals, if properly presented at the meeting.
5. To transact any other business that properly comes before the meeting or any adjournment or adjournments of the meeting.

These items are fully described in the following pages, which are made a part of this Notice. The Board of Directors has set Monday, March 24, 2008, at the close of business, as the record date for the determination of stockholders entitled to notice of and to vote at the meeting and at any adjournment of the meeting.

This year we are furnishing proxy materials to our stockholders over the Internet. On April 7, 2008, we mailed our stockholders a Notice of Internet Availability of Proxy Materials containing instructions on how to access our 2008 proxy statement and 2007 Annual Report on Form 10-K and vote online. The notice also provides instruction on how you can request a paper copy of these documents if you desire. If you received your annual materials via email, the email contains voting instructions and links to the proxy statement and Form 10-K on the Internet.

IF YOU PLAN TO ATTEND:

Attendance at the meeting is limited to stockholders and one guest each. Admission will be on a first-come, first-served basis. Registration will begin at 8:00 a.m., and the meeting will begin at 9:00 a.m. Each stockholder holding stock in brokerage accounts will need to bring a copy of a brokerage statement reflecting stock ownership as of the record date. Please note that you may be asked to present valid picture identification, such as a driver's license or passport.

By order of the Board of Directors,



Sherry D. Williams
Vice President and Corporate Secretary

April 7, 2008

You are urged to vote your shares as promptly as possible by following the voting instructions in the Notice of Internet Availability of Proxy Materials.

TABLE OF CONTENTS

PROXY STATEMENT

GENERAL INFORMATION

The proxy statement is solicited by the Board of Directors of Halliburton Company ("Halliburton", the "Company", "we" or "us"). By executing and returning the enclosed proxy or by following the enclosed voting instructions or by voting via the Internet or by telephone, you authorize the persons named in the proxy to represent you and vote your shares on the matters described in the Notice of Annual Meeting.

Subject to space availability, all stockholders as of the record date, or their duly appointed proxies, may attend the Annual Meeting and each may be accompanied by one guest. Admission to the Annual Meeting will be on a first-come, first-served basis. Registration will begin at 8:00 a.m., and the Annual Meeting will begin at 9:00 a.m. Please note that you may be asked to present valid picture identification, such as a driver's license or passport, when you check in at the registration desk.

If you hold your shares in "street name" (that is, through a broker or other nominee), you will need to bring a copy of a brokerage statement reflecting your stock ownership as of the record date.

No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the Annual Meeting.

If you attend the Annual Meeting, you may vote in person. If you are not present, your shares can be voted only if you have voted via the Internet or by telephone or returned a properly executed proxy; and in these cases, your shares will be voted as you specify. If no specification is made, the shares will be voted in accordance with the recommendations of the Board of Directors. You may revoke the authorization given in your proxy at any time before the shares are voted at the Annual Meeting.

The record date for determination of the stockholders entitled to vote at the Annual Meeting is the close of business on March 24, 2008. Halliburton's common stock, par value $2.50, is the only class of capital stock that is outstanding. As of March 24, 2008, there were 874,263,258 shares of common stock outstanding. Each of the outstanding shares of common stock is entitled to one vote on each matter submitted to the stockholders for a vote at the Annual Meeting. A complete list of stockholders entitled to vote will be kept at our offices at the address specified below for ten days prior to, and will be available at, the Annual Meeting.

Votes cast by proxy or in person at the Annual Meeting will be counted by the persons appointed by us to act as election inspectors for the Annual Meeting. Except as set forth below, the affirmative vote of the majority of shares present in person or represented by proxy at the Annual Meeting and entitled to vote on the subject matter will be the act of the stockholders. Shares for which a stockholder has elected to abstain on a matter will count for purposes of determining the presence of a quorum and will have the effect of a vote against the matter.

Each Director shall be elected by the vote of the majority of the votes cast, provided that if the number of nominees exceeds the number of Directors to be elected and any stockholder-proposed nominee has not been withdrawn as of the day before we mail the Notice of Internet Availability of Proxy Materials to stockholders for the Annual Meeting, the Directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at the Annual Meeting and entitled to vote on the election of Directors. A majority of the votes cast means that the number of shares voted "for" a Director must exceed the number of votes cast "against" that Director; abstentions will be ignored.

The election inspectors will treat shares held in street name that cannot be voted by a broker on specific matters in the absence of instructions from the beneficial owner of the shares, known as broker non-vote shares, as shares that are present and entitled to vote for purposes of determining the presence of a quorum. In determining the outcome of any matter for which the broker does not have discretionary authority to vote; however, those shares will not have any effect on that matter. Those shares may be entitled to vote on other matters.

In accordance with our confidential voting policy, the stockholders' votes will not be disclosed to Halliburton's officers, Directors or employees, except:

- as necessary to meet legal requirements and to assert claims for and defend claims against Halliburton;
- when disclosure is voluntarily made or requested by the stockholder;
- when the stockholder writes comments on the proxy card; or
- in the event of a proxy solicitation not approved and recommended by the Board.

The proxy solicitor, the election inspectors and the tabulators of all proxies, ballots and voting tabulations are independent and are not employees of Halliburton.

The Notice of Internet Availability of Proxy Materials is being sent to stockholders on or about April 7, 2008. Our Annual Report on Form 10-K, including financial statements, for the fiscal year ended December 31, 2007 accompanies this proxy statement. The Annual Report on Form 10-K is not to be considered as a part of the proxy solicitation material or as having been incorporated by reference.

Our principal executive office is located at 5 Houston Center, 1401 McKinney Street, Suite 2400, Houston, Texas 77010.

ELECTION OF DIRECTORS

(Item 1)

Mr. Robert L. Crandall, who has served as a Director since 1986, and Mr. W. R. Howell, who has served as a Director since 1991, are both retiring from the Board immediately prior to the Annual Meeting of Stockholders on May 21, 2008. They will not be candidates for reelection for the ensuing year. Ms. Kathleen M. Bader is not standing for reelection for the ensuing year.

Ten Directors are to be elected to serve for the ensuing year and until their successors are elected and qualify. Nine of the nominees listed below are presently Directors of Halliburton. Mr. James T. Hackett is proposed for the first time for election to the Board. The common stock represented by the proxies will be voted to elect the ten nominees as Directors unless we receive contrary instructions. If any nominee is unwilling or unable to serve, favorable and uninstructed proxies will be voted for a substitute nominee designated by the Board. If a suitable substitute is not available, the Board will reduce the number of Directors to be elected. Each nominee has indicated approval of his or her nomination and his or her willingness to serve if elected.

Information about Nominees for Director



ALAN M. BENNETT, 57, Interim Chief Executive Officer, H&R Block (a tax and financial services provider) since 2007; Senior Vice President and Chief Financial Officer, Aetna, Inc. (a leading provider of health, dental, group life, disability and long-term care benefits), 2001- 2007; Vice President and Corporate Controller, Aetna, Inc., 1998-2001; Vice President and Director of Internal Audit, Aetna, Inc., 1997-1998; Chief Financial Officer, Aetna Business Resources, 1995-1997; joined Halliburton Company Board in 2006; member of the Audit and the Nominating and Corporate Governance Committees; Director of TJX Companies, Inc.



JAMES R. BOYD, 61, Retired Chairman of the Board, Arch Coal, Inc. (second largest U.S. coal producer); Chairman of the Board, Arch Coal, Inc., 1998-2006; Senior Vice President and Group Operating Officer, Ashland, Inc., 1989-2002; joined Halliburton Company Board in 2006; member of the Compensation and the Health, Safety and Environment Committees; Director of Arch Coal, Inc.



MILTON CARROLL, 57, Chairman of the Board, CenterPoint Energy, Inc. (a public utility holding company) since 2002 and Chairman of Instrument Products, Inc. (a private oil-tool manufacturing company); joined Halliburton Company Board in 2006; member of the Health, Safety and Environment and the Compensation Committees; Chairman and Director of Health Care Service Corporation.



KENNETH T. DERR, 71, Retired Chairman of the Board, Chevron Corporation (an international oil company); Chairman and Chief Executive Officer, Chevron Corporation, 1989-1999; joined Halliburton Company Board in 2001; Chairman of the Compensation Committee and member of the Health, Safety and Environment Committee; Director of Calpine Corporation and Citigroup Inc.



S. MALCOLM GILLIS, 67, University Professor, Rice University since 2004; President, Rice University, 1993-2004; Ervin Kenneth Zingler Professor of Economics, Rice University, 1996-2004; Professor of Economics, Rice University, 1993-2004; joined Halliburton Company Board in 2005; member of the Health, Safety and Environment and the Nominating and Corporate Governance Committees; Director of Service Corporation International, Electronic Data Systems Corporation, Introgen Therapeutics, Inc., AECOM Technology and the Vietnam Education Foundation.



JAMES T. HACKETT, 54, Chairman of the Board, President and Chief Executive Officer of Anadarko Petroleum Corporation (an independent oil and gas exploration and production company) since 2006; President and Chief Executive Officer of Anadarko Petroleum Corporation, 2003 – 2006; President and Chief Operating Officer of Devon Energy Corporation, 2003; Chairman of the Board, President and Chief Executive Officer of Ocean Energy, Inc., 2000 – 2003; President and Chief Executive Officer of Ocean Energy, Inc., 1999 – 2000; Chairman, Chief Executive Officer and President of Seagull Energy Corporation, 1999; Director of Fluor Corporation and Temple-Inland, Inc. and Chairman of the Federal Reserve Bank of Dallas.



DAVID J. LESAR, 54, Chairman of the Board, President and Chief Executive Officer of the Company since 2000; President of the Company, 1997-2000; Executive Vice President and Chief Financial Officer, 1995-1997; joined Halliburton Company Board in 2000.



J. LANDIS MARTIN, 62, Founder and Managing Director, Platte River Ventures, L.L.C. (a private equity investment company) since 2005; Chairman (1989-2005) and Chief Executive Officer (1995-2005), Titanium Metals Corporation; President and Chief Executive Officer, NL Industries, Inc., 1987-2003; Chairman of the Board and Chief Executive Officer, Baroid Corporation (and its predecessor), 1990-1994; joined Halliburton Company Board in 1998; Chairman of the Nominating and Corporate Governance Committee and member of the Audit Committee; Director of Apartment Investment and Management Company and Crown Castle International Corporation.



JAY A. PRECOURT, 70, Chairman of the Board, Hermes Consolidated, Inc. (a gatherer, transporter and refiner of crude oil and refined products) since 1999; Chairman of the Board and Chief Executive Officer, Scissor Tail Energy, LLC, 2000-2005; Vice Chairman and Chief Executive Officer, Tejas Gas Corporation, 1986-1999; President, Tejas Gas Corporation, 1996-1998; joined Halliburton Company Board in 1998; Chairman of the Health, Safety and Environment Committee and member of the Audit Committee.



DEBRA L. REED, 51, President and Chief Executive Officer, Southern California Gas Company and San Diego Gas & Electric Company (regulated utility companies) since 2006; President and Chief Operating Officer, Southern California Gas Company and San Diego Gas & Electric Company, 2004-2006; President and Chief Financial Officer, Southern California Gas Company and San Diego Gas & Electric Company, 2002-2004; President of San Diego Gas & Electric Company, 2000-2001; President, Energy Distribution Services, Southern California Gas Company, 1998-2001; Senior Vice President, Southern California Gas Company, 1995-1998; joined Halliburton Company Board in 2001; member of the Compensation and the Nominating and Corporate Governance Committees; Director of Genentech, Inc.

Stock Ownership of Certain Beneficial Owners and Management

The following table sets forth information about persons or groups, based on information contained in Schedules 13G filed with the Securities and Exchange Commission, or SEC, reflecting beneficial ownership, who own or have the right to acquire more than 5% of our common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Wellington Management Company, LLP 75 State Street, Boston, MA 02109	48,386,252[(1)]	5.49%

(1) Wellington Management Company, LLP is an investment adviser and is deemed to be the beneficial owner of 48,386,252 shares. Wellington Management Company, LLP has shared power to vote or direct the vote of 36,434,418 shares and has shared power to dispose or to direct the disposition of 48,386,252 shares.

The following table sets forth, as of February 15, 2008, the amount of our common stock owned beneficially by each Director, each Director Nominee, each of the executive officers named in the Summary Compensation Table on page 23 and all Directors, Director Nominees and executive officers as a group.

Name of Beneficial Owner or Number of Persons in Group	Amount and Nature of Beneficial Ownership		
	Sole Voting and Investment Power[(1)]	Shared Voting or Investment Power	Percent of Class
Kathleen M. Bader	4,804		*
Alan M. Bennett	11,769		*
James R. Boyd	13,769		*
Milton Carroll	7,804		*
Albert O. Cornelison, Jr.	241,824		*
Robert L. Crandall	28,571		*
Kenneth T. Derr	38,095		*
C. Christopher Gaut	569,417		*
S. Malcolm Gillis	13,295		*
James T. Hackett	0		*
W. R. Howell	26,371		*
David J. Lesar	1,533,830	40,000[(2)]	*
J. Landis Martin	79,297		*
Mark A. McCollum	108,229		*
Lawrence J. Pope	147,696		*
Jay A. Precourt	61,965		*
Debra L. Reed	32,095	500[(2)]	*
Shares owned by all current Directors, Director Nominees and executive officers as a group (18 persons)	2,945,464		*

* Less than 1% of shares outstanding.

(1) Included in the table are shares of common stock eligible for purchase pursuant to outstanding stock options within 60 days of February 15, 2008 for the following: Mr. Cornelison – 68,894; Mr. Crandall – 6,000; Mr. Derr – 14,000; Mr. Gaut – 341,181; Mr. Howell – 6,000; Mr. Lesar – 524,233; Mr. Martin – 20,000; Mr. McCollum – 31,466; Mr. Pope – 58,518; Mr. Precourt – 22,000; Ms. Reed – 14,000 and one unnamed executive officer – 6,234. Until the options are exercised, these individuals will neither have voting nor investment power over the underlying shares of common stock but only have the right to acquire beneficial ownership of the shares through exercise of their respective options.

(2) Mr. Lesar holds 40,000 shares in a family partnership. Ms. Reed has shared voting and investment power over 500 shares held in her husband's Individual Retirement Account.

CORPORATE GOVERNANCE

In 1997, our Board adopted a formal statement of its responsibilities and corporate governance guidelines to ensure effective governance in all areas of its responsibilities. Since 1997, our corporate governance guidelines have been reviewed periodically and revised as appropriate to reflect the dynamic and evolving processes relating to corporate governance, including the operation of the Board. Our Board's corporate governance guidelines, as revised in July 2007, can be found on the Corporate Governance page of our website *www.halliburton.com* and in Appendix A to this proxy statement.

Our Board also wants our stockholders to understand how the Board conducts its affairs in all areas of its responsibility. The full text of our Audit; Compensation; Health, Safety and Environment; and Nominating and Corporate Governance Committees' charters are available on our website.

We have posted on our website our Code of Business Conduct, which applies to all of our employees and Directors and serves as the code of ethics for our principal executive officer, principal financial officer, principal accounting officer or controller, and other persons performing similar functions. If you do not have access to our website you can request a copy of the Code of Business Conduct, our corporate governance guidelines and the charters of the Board's committees by contacting the Vice President and Corporate Secretary at the address set forth on page 2 of this proxy statement. Any waivers to our code of ethics for our executive officers can only be made by our Audit Committee. There were no waivers of the code of ethics in 2007.

Our Board is charged with approving related persons transactions involving our directors, executive officers or any nominees for director and any greater than 5% stockholders and their immediate family members. We have adopted a policy governing related persons transactions. The types of transactions covered by this policy are transactions, arrangements or relationships or any series of similar transactions, arrangements or relationships, including any indebtedness or guarantee of indebtedness, in which (1) we and our subsidiaries were or will be a participant, (2) the aggregate amount involved exceeds $120,000 in any calendar year, and (3) any related person had, has or will have a direct or indirect interest (other than solely as a result of being a director of, or holding less than a 10% beneficial ownership interest in, another entity), and which is required by the rules and regulations of the SEC to be disclosed in our public filings. The Board will only approve related persons transactions when the Board determines such transactions are in our best interests or the best interests of our stockholders. In determining whether to approve or ratify a related person transaction, the Board will apply the following standards and such other standards it deems appropriate:

- whether the related person transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances;
- whether the transaction is material to us or the related person;
- the role the related person has played in arranging the related person transaction;
- the structure of the related person transaction;
- the extent of the related person's interest in the transaction; and
- whether there are alternative sources for the subject matter of the transaction.

THE BOARD OF DIRECTORS AND STANDING COMMITTEES OF DIRECTORS

The Board has standing Audit; Compensation; Health, Safety and Environment; and Nominating and Corporate Governance Committees. Each of the standing committees are comprised of non-employee Directors, and in the business judgment of the Board, all of the non-employee Directors are independent. The Board has made the determination that all of the non-employee Directors are independent because they meet the independence standards set forth in our corporate governance guidelines. Our independence standards, which meet the requirements of the New York Stock Exchange, or NYSE, provide that a Director will be considered independent if he or she:

- has not been employed by us or our affiliate in the preceding three years and no member of the Director's immediate family has been employed as one of our or our affiliates' executive officers in the preceding three years;
- has not received, and does not have an immediate family member that has received for service as one of our executive officers, within the preceding three years, during any twelve-month period, more than $100,000 in

direct compensation from us, other than director's fees, committee fees or pension or deferred compensation for prior service;

- is not (A) a current partner of our independent auditor, (B) is not a current employee of our independent auditor and (C) was not during the past three calendar years a partner or employee of our independent auditor and personally worked on our audit;
- does not have an immediate family member who (A) is a current partner of our independent auditor, (B) is a current employee of our independent auditor who participates in that firm's audit, assurance or tax compliance (but not tax planning) practice and (C) was during the past three calendar years, a partner or employee of our independent auditor and personally worked on our audit;
- has not been an employee of one of our or our affiliates' customers or suppliers and does not have an immediate family member who is an executive officer of one of our customers or suppliers that makes payments to, or receives payments from, us or our affiliates in an amount which exceeds the greater of $1 million or 2% of our customer's or supplier's consolidated gross revenues within any of the preceding three years; and
- has not been within the preceding three years part of an interlocking directorate in which our chief executive officer or another of our executive officers serves on the compensation committee of another corporation that employs the Director, or an immediate family member of the Director, as an executive officer.

There were no transactions, relationships or arrangements not disclosed in this proxy statement that were considered by the Board in making its determination as to the independence of the Directors. The definition of independence and compliance with this policy is periodically reviewed by the Nominating and Corporate Governance Committee.

During the last fiscal year, the Board met on 6 occasions, the Audit Committee met on 9 occasions, the Compensation Committee met on 5 occasions, the Health, Safety and Environment Committee met on 2 occasions, the Nominating and Corporate Governance Committee met on 2 occasions, and the Management Oversight Committee met on 2 occasions. At the May 2007 meeting of the Management Oversight Committee, the members of the Committee formalized the Lead Director role and disbanded the Management Oversight Committee, of which Mr. W. R. Howell was the chairman, because its function was duplicative of the executive sessions held each Board meeting. The non-employee Directors of the Board met in executive session, with no Company personnel present, on 6 occasions. Mr. Howell, as Lead Director, presides over the executive sessions of the independent directors. All members of the Board attended at least 75% of the total number of meetings of the Board and the committees on which he or she served during the last fiscal year. Our corporate governance guidelines provide that all Directors should attend our Annual Meeting and all of our Directors attended the 2007 Annual Meeting.

To foster better communication with our stockholders, we established a process for stockholders to communicate with the Audit Committee and the Board. The process has been approved by both the Audit Committee and the Board, and meets the requirements of the NYSE and the SEC. The methods of communication with the Board, which follow, include mail, a dedicated telephone number and an e-mail address.

Contact the Board

You may choose one of the options listed below to report complaints about Halliburton's accounting, internal accounting controls or auditing matters to the Audit Committee, or other concerns to the Board.

- Complaints relating to Halliburton's accounting, internal accounting controls or auditing matters will be referred to members of the Audit Committee.
- Other concerns will be referred to the Lead Director.
- All complaints and concerns will be received and processed by the Halliburton Director of Business Conduct.
- Concerns may be reported anonymously or confidentially. Confidentiality shall be maintained unless disclosure is:
  - required or advisable in connection with any governmental investigation or report;
  - in the interests of Halliburton, consistent with the goals of Halliburton's Code of Business Conduct; or
  - required or advisable in Halliburton's legal defense of the matter.

Call	Write	E-mail
888.312.2692 or 770.613.6348	Board of Directors c/o Director of Business Conduct Halliburton Company 5 Houston Center 1401 McKinney Street, Suite 2400 Houston, TX 77010	BoardofDirectors@halliburton.com

Halliburton's Director of Business Conduct, a Halliburton employee, reviews all stockholder communications directed to the Audit Committee and the Board. The Chairman of the Audit Committee is promptly notified of any significant communication involving accounting, internal accounting controls, or auditing matters. The Lead Director is promptly notified of any other significant stockholder communications and significant communications addressed to a named Director are promptly sent to the Director. Copies of all communications are available for review by any Director.

Information regarding these methods of communication is also on our website, *www.halliburton.com*, under "Corporate Governance".

Members of the Committees of the Board of Directors

Audit Committee	Compensation Committee	Health, Safety and Environment Committee	Nominating and Corporate Governance Committee
Kathleen M. Bader	James R. Boyd	Kathleen M. Bader	Alan M. Bennett
Alan M. Bennett	Milton Carroll	James R. Boyd	Robert L. Crandall
Robert L. Crandall*	Robert L. Crandall	Milton Carroll	S. Malcolm Gillis
J. Landis Martin	Kenneth T. Derr*	Kenneth T. Derr	W. R. Howell
Jay A. Precourt	W. R. Howell	S. Malcolm Gillis	J. Landis Martin*
	Debra L. Reed	Jay A. Precourt*	Debra L. Reed

* Chairman

Audit Committee

The Audit Committee's role is one of oversight, while Halliburton's management is responsible for preparing financial statements. The independent public accounting firm appointed to audit our financial statements (the "principal independent public accountants") is responsible for auditing those financial statements. The Audit Committee does not provide any expert or special assurance as to Halliburton's financial statements or any professional certification as to the principal independent public accountants' work. The following functions are the key responsibilities of the Audit Committee in carrying out its oversight:

- Recommending the appointment of the principal independent public accountants to the Board, and together with the Board, being responsible for the appointment, compensation, retention and oversight of the work of the principal independent public accountants;
- Reviewing the scope of the principal independent public accountants' examination and the scope of activities of the internal audit department;
- Reviewing Halliburton's financial policies and accounting systems and controls;
- Reviewing audited financial statements and interim financial statements;
- Preparing a report for inclusion in Halliburton's proxy statement regarding the Audit Committee's review of audited financial statements for the last fiscal year which includes a statement on whether it recommends that the Board include those financial statements in the Annual Report on Form 10-K;
- Approving the services to be performed by the principal independent public accountants; and
- Reviewing and assessing the adequacy of the Audit Committee's Charter annually and recommending revisions to the Board.

The Audit Committee also reviews Halliburton's compliance with its Code of Business Conduct, which was formally adopted by the Board in 1992. The Audit Committee meets separately with the principal independent public accountants, internal auditors and management to discuss matters of concern, and to receive recommendations or suggestions for change and to exchange relevant views and information.

Compensation Committee

The primary function of the Compensation Committee is to ensure that our compensation program is effective in attracting, retaining and motivating key employees, that it reinforces business strategies and objectives for enhanced stockholder value and that the program is administered in a fair and equitable manner consistent with established policies and guidelines.

The Compensation Committee's responsibilities include, but are not limited to:

- Developing and approving an overall executive compensation philosophy, strategy and framework consistent with corporate objectives and stockholder interests;
- Reviewing and discussing the annual Compensation Discussion and Analysis disclosure with executive management, and determining whether to recommend to the Board that the Compensation Discussion and Analysis be included in our annual proxy statement or Annual Report on Form 10-K;
- Reviewing the evaluation of the CEO's performance by the non-employee members of the Board and then, based upon such evaluation, making a recommendation to the non-employee members of the Board regarding the CEO's compensation for the next year;
- Specifically reviewing and approving all actions relating to compensation, promotion and employment-related arrangements (including severance arrangements) for specified officers of Halliburton, its subsidiaries and affiliates;
- Establishing annual performance criteria and reward schedules under our Annual Performance Pay Plan (or any other similar or successor plans) and certifying the performance level achieved and reward payments at the end of each plan year;
- Establishing performance criteria and award schedules under our Performance Unit Program (or any other similar or successor plans) and certifying the performance level achieved and award payments at the end of each performance cycle;
- Approving any other incentive or bonus plans applicable to specified officers of Halliburton, its subsidiaries and affiliates;
- Administering awards under our 1993 Stock and Incentive Plan and our Supplemental Executive Retirement Plan (or any other similar or successor plans);
- Selecting an appropriate peer group or peer groups against which to measure our total executive compensation program;
- Reviewing and approving or recommending to the Board, as appropriate, major changes to, and taking administrative actions associated with, any other forms of non-salary compensation under its purview;
- Reviewing and approving the stock allocation budget among all employee groups of Halliburton, its subsidiaries and affiliates;
- Periodically monitoring and reviewing overall compensation program design and practice to ensure continued competitiveness, appropriateness and alignment with established philosophies, strategies and guidelines;
- Reviewing and approving appointments to the Administrative Committee which oversees the day-to-day administration of some of our non-qualified executive compensation plans;
- Retaining persons having special competence (including consultants and other third-party service providers) as necessary to assist the Compensation Committee in fulfilling its responsibilities and maintaining the sole authority to retain and terminate these persons, including the authority to approve fees and other retention terms; and
- Performing such other duties and functions as the Board may from time to time delegate.

Health, Safety and Environment Committee

The Health, Safety and Environment Committee's responsibilities include, but are not limited to:

- Reviewing and assessing Halliburton's health, safety and environmental policies and practices and proposing modifications or additions as needed;
- Overseeing the communication and implementation of these policies throughout Halliburton;
- Reviewing annually the health, safety and environmental performance of Halliburton's operating units and their compliance with applicable policies and legal requirements; and
- Identifying, analyzing and advising the Board on health, safety and environmental trends and related emerging issues.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee's responsibilities include, but are not limited to:

- Reviewing periodically the corporate governance guidelines adopted by the Board and recommending revisions to the guidelines as appropriate;
- Developing and recommending to the Board for its approval an annual self-evaluation process of the Board and its committees. The Committee shall oversee the annual self-evaluations;
- Reviewing and periodically updating the criteria for Board membership and evaluating the qualifications of each Director candidate against the criteria;
- Assessing the appropriate mix of skills and characteristics required of Board members;
- Identifying and screening candidates for Board membership;
- Establishing procedures for stockholders to recommend individuals for consideration by the Committee as possible candidates for election to the Board;
- Reviewing annually each Director's continuation on the Board and recommending to the Board a slate of Director nominees for election at the Annual Meeting of Stockholders;
- Recommending candidates to fill vacancies on the Board;
- Reviewing periodically the status of each Director to assure compliance with the Board's policy that at least two-thirds of Directors meet the definition of independent Director;
- Reviewing the Board's committee structure, and recommending to the Board for its approval Directors to serve as members and as Chairs of each committee;
- Reviewing annually any stockholder proposals submitted for inclusion in Halliburton's proxy statement and recommending to the Board any Halliburton statements in response; and
- Reviewing periodically Halliburton's Director compensation practices, conducting studies and recommending changes, if any, to the Board.

Stockholder Nominations of Directors. Stockholders may nominate Directors at an Annual Meeting of Stockholders in the manner provided in our By-laws. The By-laws provide that a stockholder entitled to vote for the election of Directors may make nominations of persons for election to the Board at a meeting of stockholders by complying with required notice procedures. Nominations shall be made pursuant to written notice to the Vice President and Corporate Secretary at the address set forth on page 2 of this proxy statement, and must be received at our principal executive offices not less than ninety (90) days prior to the anniversary date of the immediately preceding Annual Meeting of Stockholders. The notice shall set forth:

- as to each person the stockholder proposes to nominate for election or reelection as a Director:
  - the name, age, business address and residence address of the person;
  - the principal occupation or employment of the person;
  - the class and number of shares of Halliburton common stock that are beneficially owned by the person; and
  - all other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended; and
- as to the stockholder giving the notice:
  - the name and record address of the stockholder; and
  - the class and number of shares of Halliburton common stock that are beneficially owned by the stockholder.

The proposed nominee may be required to furnish other information as Halliburton may reasonably require to determine the eligibility of the proposed nominee to serve as a Director. At any meeting of stockholders, the presiding officer may disregard the purported nomination of any person not made in compliance with these procedures.

Qualifications of Directors. Candidates nominated for election or reelection to the Board should possess the following qualifications:

- Personal characteristics:
  - highest personal and professional ethics, integrity and values;
  - an inquiring and independent mind;
  - practical wisdom and mature judgment;

- Broad training and experience at the policy-making level in business, government, education or technology;
- Expertise that is useful to Halliburton and complementary to the background and experience of other Board members, so that an optimum balance of members on the Board can be achieved and maintained;
- Willingness to devote the required amount of time to carrying out the duties and responsibilities of Board membership;
- Commitment to serve on the Board for several years to develop knowledge about Halliburton's principal operations;
- Willingness to represent the best interests of all stockholders and objectively appraise management performance; and
- Involvement only in activities or interests that do not create a conflict with the Director's responsibilities to Halliburton and its stockholders.

The Nominating and Corporate Governance Committee is responsible for assessing the appropriate mix of skills and characteristics required of Board members in the context of the needs of the Board at a given point in time and shall periodically review and update the criteria. Diversity in personal background, race, gender, age and nationality for the Board as a whole may be taken into account in considering individual candidates.

Process for the Selection of New Directors. The Board is responsible for filling vacancies on the Board. The Board has delegated to the Nominating and Corporate Governance Committee the duty of selecting and recommending prospective nominees to the Board for approval. The Nominating and Corporate Governance Committee considers suggestions of candidates for Board membership made by current Committee and Board members, Halliburton management, and stockholders. The Committee may retain an independent executive search firm to identify candidates for consideration. The Committee retained the executive search firm, Korn/Ferry International, to assist its search in identifying and evaluating Director nominees, and this search firm identified Mr. Hackett as a potential Director candidate. A stockholder who wishes to recommend a prospective candidate should notify Halliburton's Vice President and Corporate Secretary, as described in this proxy statement.

When the Nominating and Corporate Governance Committee identifies a prospective candidate, the Committee determines whether it will carry out a full evaluation of the candidate. This determination is based on the information provided to the Committee by the person recommending the prospective candidate, and the Committee's knowledge of the candidate. This information may be supplemented by inquiries to the person who made the recommendation or to others. The preliminary determination is based on the need for additional Board members to fill vacancies or to expand the size of the Board, and the likelihood that the candidate will meet the Board membership criteria listed above. The Committee will determine, after discussion with the Chairman of the Board and other Board members, whether a candidate should continue to be considered as a potential nominee. If a candidate warrants additional consideration, the Committee may request an independent executive search firm to gather additional information about the candidate's background, experience and reputation, and to report its findings to the Committee. The Committee then evaluates the candidate and determines whether to interview the candidate. Such an interview would be carried out by one or more members of the Committee and others as appropriate. Once the evaluation and interview are completed, the Committee recommends to the Board which candidates should be nominated. The Board makes a determination of nominees after review of the recommendation and the Committee's report.

COMPENSATION DISCUSSION AND ANALYSIS

EXECUTIVE COMPENSATION OBJECTIVES

Our executive compensation program is designed to achieve the following objectives:

- Provide a clear and direct relationship between executive pay and our performance on both a short and long-term basis;
- Emphasize operating performance drivers;
- Link executive pay to measures that drive stockholder value;
- Support our business strategies;
- Motivate our executives; and
- Maximize return on our human resource investment.

These objectives serve to assure our long-term success and are built on the following compensation principles:

- Executive compensation is managed from a total compensation perspective in addition to giving consideration to each component of the total package in order to provide our Named Executive Officers, or NEOs, with competitive, market-driven compensation opportunities.
- All elements of compensation are compared to the compensation packages of a comparator group of companies that reflect the markets in which we compete for business and people.
    - The determination of the comparator group is based on size in terms of market capitalization; revenue and number of employees; scope in terms of global impact and reach; and industry affiliation, including companies that are logically related to Halliburton.
    - The 2007 comparator group was composed of specific peer companies within the energy services sector as well as selected companies representing general industry and includes: Amerada Hess Corporation, Anadarko Petroleum Corporation, Baker-Hughes Incorporated, Marathon Oil Corporation, Occidental Petroleum Corporation, Schlumberger Ltd., Sunoco Incorporated, Unocal Corporation, Valero Energy Corporation, 3M Company, Alcoa Incorporated, Caterpillar Incorporated, Dow Chemical, Eastman Kodak Company, Emerson Electric Company, Georgia-Pacific Corporation, Honeywell International Incorporated, Johnson Controls Incorporated, Raytheon Company, Textron Incorporated, and United Technologies Corporation.
    - Variances in size among the companies comprising the comparator group necessitate the use of regression analysis to adjust the compensation data. These adjusted values are used as the basis of comparison of compensation between our executives and those of the comparator group.
- Total executive compensation for each NEO is structured to target market competitive pay levels at the 50th percentile in base pay, short-term incentive opportunity and long-term incentive grants. Placing an emphasis on variable pay at risk, this compensation structure positions actual pay above or below the 50th percentile of our comparator group depending on performance. This will provide competitive opportunities to help attract and retain high caliber executives.
- A consistent pre-tax, present value methodology is used in assessing stock-based and other long-term incentive awards, including the Black-Scholes model used to value stock option grants.

Executive Compensation Procedures

Our compensation procedures guide the actions taken by the Compensation Committee. This ensures consistency from year to year and adherence to the responsibilities listed in the Compensation Committee's Charter. The Compensation Committee reviews compensation annually, which includes selecting and engaging an external consultant, identifying the comparator group companies and reviewing market data on benchmark positions. These procedures set the platform for the final determination of compensation for the NEOs.

Our internal stock nomination process under the 1993 Stock and Incentive Plan provides that all award grant dates are to be prospective and not retroactive. For NEOs, the grant date is set on the day the Committee determines annual compensation actions, generally in December of each year. Exercise prices are set at the closing stock price on the date of grant. Stock grants authorized for NEOs in 2007 are reflected in the Grants of Plan-Based Awards in Fiscal 2007 and Outstanding Equity Awards at Fiscal Year End 2007 tables.

Role of the CEO in Setting Compensation

In assisting the Committee in setting executive compensation for the other NEOs, the CEO, guided by our compensation principles and considering current business conditions, makes recommendations as follows:

- Recommends to the Committee the performance measures, target goals and award schedules for short-term incentives made under our performance pay plans with performance targets being set relative to the projected business cycle and business plan.
- Recommends all long-term incentive awards made under our 1993 Stock and Incentive Plan and any retention of such shares upon early retirement, including:
  - developing and providing specific recommendations to the Committee on the aggregate number and types of shares to be awarded annually; and
  - reviewing the rationale and guidelines for annual stock awards and recommending changes to the grant types, when appropriate.

Use of Independent Consultants and Advisors

The Committee engaged Hewitt Associates as its independent compensation consultant during 2007. The primary responsibilities of Hewitt, assigned by the Committee, are to:

- Provide the Committee with independent and objective market data;
- Conduct compensation analysis;
- Recommend plan design changes; and
- Review and advise on pay programs and pay levels.

These services are provided annually and as requested from time to time throughout the year by the Committee.

The contract for executive compensation services is between Hewitt and the Committee, exclusive of the Company. Hewitt also performs benefit administration services for us under a separate contract. The management of the Halliburton/Hewitt relationship with respect to benefits administration is the responsibility of Halliburton's benefits department, which has no contact with the Committee's consultant.

INTEGRATION OF COMPENSATION COMPONENTS, PLAN DESIGN AND DECISION-MAKING FACTORS

Each December, the Committee reviews all elements of the executive compensation package for each NEO. The Committee receives historical and prospective breakdowns of the total compensation components for each NEO as follows:

- Individual five-year compensation history;
- Income realized from prior stock and option awards;
- Stock wealth accumulation charts based on total stock holdings;
- Total company awarded stock position, including vested and unvested awards; and
- Detailed supplemental retirement award calculations.

For each NEO, a competitive analysis, comparing each individual component of compensation as well as total compensation to that of the comparator group, is also provided by the Committee's independent consultant.

In making compensation decisions, each of the following compensation elements is reviewed separately and collectively:

- Base salary;
- Short-term (annual) incentives;
- Long-term incentives;
- Supplemental executive retirement benefits;
- Other executive benefits; and
- Perquisites.

Of these elements, all but base salary and certain health and welfare benefits are variable and at risk of forfeiture. Therefore, approximately 70% or more of a NEO's pay is at risk. Hewitt provides market data detailing the elements and average compensation of similar positions within our comparator group. The Committee uses this information as the primary reference point for determining the target value and actual value of each of the above elements of compensation, individually and in the aggregate, for each executive. This assists the Committee in confirming that our compensation package for NEOs is appropriate and competitive to our comparator group.

The Committee considers the following when making compensation determinations:

- How compensation elements serve to appropriately motivate and reward each NEO and competitively position their pay opportunity in order to retain their services and skills;
- Individual performance in reaching financial and operational objectives;
- Other factors including operational or functional goals; and
- Sustained levels of performance, future potential, time in position and years of service with us.

These factors are considered on an unweighted basis in making final pay decisions and to ensure internal equity among positions having similar scope and responsibility.

After considering these factors, the Committee then sets the final compensation opportunity for each NEO so that their actual total compensation is consistent with our philosophy of paying at the 50th percentile or higher for those years of superior performance and paying below the 50th percentile when performance does not meet competitive standards.

The procedures used to set compensation for each of the NEOs are the same. Variations do exist in the amounts of compensation among the NEOs as a result of each NEO's position and corresponding scope of responsibility, individual performance and differences in the competitive market pay levels for like positions in the comparator group.

When determining the base salary and stock awards for Mr. Lesar, the Committee took into consideration competitive market pay levels for the CEOs within our comparator group and Mr. Lesar's accomplishments in the areas of business development and expansion, management succession, development and retention, and the achievement of financial and operational objectives.

Each year, Mr. Lesar and the members of the Board agree upon a set of specific objectives based on the categories listed in our corporate governance guidelines which include:

- Leadership and vision;
- Integrity;
- Keeping the Board informed on matters affecting Halliburton and its operating units;
- Performance of the business;
- Development and implementation of initiatives to provide long-term economic benefit to Halliburton;
- Accomplishment of strategic objectives; and
- Development of management.

The Board determined that Mr. Lesar met these objectives through the following achievements in 2007:

- Achieved revenue growth, margins and returns at or near the top of industry peers (performance of the business);
- Promoted Halliburton within the investing community as a pure oilfield services company (accomplishment of strategic objectives);
- Identified areas of future growth in the eastern hemisphere and developed relationships with key customers (accomplishment of strategic objectives and development of initiatives providing long-term economic benefit);
- Managed the disposition of KBR (development and implementation of initiatives to provide long-term economic benefit to Halliburton);
- Continued to develop an executive management succession planning process ensuring the development of individual executives as well as focusing senior management on talent management initiatives (development of management);
- Assisted the Chairman of the Nominating and Corporate Governance Committee in the identification of qualified, diverse candidates for future nomination to the Board (leadership and vision);
- Finalized the strategy for global technology development (development and implementation of initiatives to provide long-term economic benefit to Halliburton and accomplishment of strategic objectives);
- Evaluated the strategic fit of possible acquisitions and the appropriateness of divestitures to enable continued growth and focus on our core business (leadership and vision and development and implementation of initiatives to provide long-term economic benefit to Halliburton); and

- Communicated regularly with the members of the Board providing status reports and notification of issues of immediate concern (integrity and keeping the Board informed on matters affecting Halliburton and its operating units).

The Committee considers Mr. Lesar's performance evaluation when determining his total compensation, including base salary and stock awards. Target total compensation for Messrs. Lesar, Gaut, Lane and Cornelison neared the 50th percentile pay levels of peer positions. Messrs. McCollum and Pope were above and below the 50th percentile level of target total compensation, respectively.

Mr. McCollum's total compensation was targeted between the pay level of peer group controllers and peer group chief financial officers to reflect that his scope of responsibility at Halliburton is broader than a typical controller. Mr. McCollum's pay is determined with reference to external market comparisons as well as relative to other executive officers due to the difficulty in finding an appropriate benchmark match for his position. Mr. Pope is below the 50th percentile total target compensation level due to being relatively new to his current position.

Generally, in years when the Company achieves financial results substantially above or below expectations, actual compensation may fall outside the initial targets established by the Committee. These situations can occur, for example, as a result of industry-wide factors such as changes in demand for services. However, in many instances, the financial results of our peer companies are similarly affected by these same industry-wide factors, and their actual compensation would similarly fall outside the targeted percentiles.

Base Salary

The Committee sets base salary at the median of the comparator group in an effort to control fixed costs and to reward for performance in excess of the median through variable components of pay. NEO salaries are referenced to market data for comparable positions within the comparator group. In evaluating market comparisons in setting base salary, the Committee also considers the following factors:

- Level of responsibility;
- Experience in current role and equitable compensation relationships among internal peers;
- Performance and leadership; and
- External factors involving competitive positioning, general economic conditions and marketplace compensation trends.

No specific formula is applied to determine the weight of each factor. Salary reviews are conducted annually to evaluate each executive; however, individual salaries are not necessarily adjusted each year.

Base pay amounts for the NEOs are listed in the Summary Compensation Table. In 2007, the Committee determined that Mr. Lesar's base pay was in line with market data and it was not increased. Messrs. Gaut, Lane and Pope received increases of 8.7%, 7.7% and 17%, respectively, in order to bring their base pay closer to market competitive standards. Messrs. Cornelison and McCollum each received increases of approximately 5% in line with market data.

Short-term (Annual) Incentives

The Compensation Committee established the Annual Performance Pay Plan to:

- Reward executives and other key members of management for improving financial results that drive the creation of economic value for our stockholders; and
- Provide a means to connect individual cash compensation directly to our performance.

The performance pay plan provides an incentive to our NEOs to achieve our business objective of generating more earnings than normally expected by the investors who have provided us with capital to grow our business. We measure achievement of this objective using Cash Value Added, or CVA. CVA is a financial measurement that demonstrates the amount of economic value added to our business. The formula for calculating CVA follows:

Operating Income
+ Interest Income
+ Foreign Currency Gains and Losses
+ Other Adjustments
= Net Operating Profit
− Income Taxes
= Cash Flow

Net Invested Capital
x Weighted Average Cost of Capital
= Capital Charge

CVA = Cash Flow-Capital Charge

Cash Flow equals the sum of operating income plus interest income plus foreign currency gains and losses plus other non-operating income reduced by our expected income tax expense as calculated using our planned tax rate set during the annual planning process.

Capital Charge equals total assets (excluding current and non-current deferred income taxes) less total liabilities (excluding long-term debt, current maturities of long-term debt, and short-term notes payable) multiplied by a weighted average cost of capital percentage.

CVA is computed monthly and accumulated throughout the calendar year. Adjustments in the calculation of the CVA payout may, at times, be approved by the Board and can include the treatment of unusual items that may have impacted our actual results. No such adjustments occurred during 2007.

At the beginning of each plan year, the Committee approves an incentive award schedule that equates given levels of CVA performance with varying reward opportunities paid in cash. The performance goals range from "threshold" to "target" to "challenge." Threshold reflects the minimum CVA performance level which must be achieved in order for awards to be earned and challenge reflects the maximum level. For 2007, threshold CVA was based on 80% of planned operating income, target CVA on 100% of planned operating income and challenge CVA on 120% of planned operating income. These goals are based on our annual operating plan, as approved by our Board, and are set at levels that management believes would be sufficient to meet or exceed shareholder expectations of our performance, as well as management's expectations of the relative performance of our competitors. Given the cyclical nature of our business, our performance goals vary from year to year, which can similarly impact the difficulty in achieving these goals.

In determining CVA awards, we have consistently applied a planned income tax rate and weighted average cost of capital percentage when determining actual CVA performance. As a result, the CVA performance goals are not made easier to achieve by improved income tax rates or lower actual cost of capital.

Historically, the ability to achieve these goals has been difficult. Over the past ten years the performance pay plans achieved challenge performance levels five times, achieved target performance level on two occasions, and fell short of the threshold performance level three times.

Individual incentive award opportunities are established at threshold, target and challenge performance levels as a percentage of base salary at the beginning of the plan year. The maximum amount any participant can receive is limited to two times the target opportunity level. The level of achievement of annual CVA performance determines the dollar amount of incentive compensation payable to participants following completion of the plan year.

The Committee set the 2007 performance goals for the NEOs based on company-wide consolidated CVA results and set their individual threshold, target and challenge levels of opportunity under the plan as a percentage of January 1, 2007 annual base salary as follows: Mr. Lesar's opportunity was 110% at target and 220% at challenge; Messrs. Cornelison, Gaut and Lane each had target opportunity levels of 65% and challenge opportunity levels of 130%. Mr. McCollum and Mr. Pope each had target opportunity levels of 50% and challenge opportunity levels at 100%. Actual threshold, target and challenge amounts can be found in the Grants of Plan-Based Awards in Fiscal 2007 table.

The CVA targets for 2007 were $679 million at threshold, $1,117 million for target and $1,475 million for challenge. Actual CVA for 2007 was $1,368 million. The earned awards for each NEO are reflected in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.

Long-term Incentives

The Committee established the 1993 Stock and Incentive Plan to achieve the following objectives:

- Reward consistent achievement of value creation and operating performance goals;
- Align management with stockholder interests; and
- Encourage long-term perspectives and commitment.

Our 1993 Stock and Incentive Plan provides for a variety of cash and stock-based awards, including nonqualified and incentive stock options, restricted stock/units, performance shares/units, stock appreciation rights, and stock value equivalents, also known as phantom stock. Under the 1993 Stock and Incentive Plan, we may, in our discretion, select from among these types of awards to establish individual long-term incentive awards.

Long-term incentives represent the largest component of total executive compensation opportunity. We believe this is appropriate given our principle that executive pay should be closely tied to stockholder interests and at-risk based on performance.

In 2007, we used a combination of long-term incentive vehicles, including time-based restricted stock, performance units and nonqualified stock options. For all NEOs, operations-based incentives, such as performance units, comprised 40% of the long-term incentive value, another 40% was delivered through restricted stock and the remaining 20% was delivered in stock options.

Granting a mix of incentives allows us to provide a diversified yet balanced long-term incentive program that effectively addresses volatility in our industry and in the stock market in addition to maintaining an incentive to meet performance goals. Stock options and restricted stock are directly tied to our stock price performance and, therefore, directly to stockholder value. Additionally, restricted stock provides a significant retention incentive while performance units shift the focus to improving long-term returns on capital employed.

In determining the size of long-term incentive awards, the Committee first considers market data references to the long-term incentive value for comparable positions and then may adjust the awards upwards or downwards based on the Committee's view of internal equity. This can result in positions of similar magnitude and pay receiving awards of varying size. The 2007 long-term incentive awards for each NEO were based primarily on market data. Internal job relationships were considered but no adjustments were deemed necessary.

Restricted Stock and Stock Options

Our restricted stock and stock option awards are granted under our 1993 Stock and Incentive Plan and listed in the Grants of Plan-Based Awards in Fiscal 2007 table. The 2007 restricted stock grants are subject to a graded vesting schedule of 20% over 5 years. Restricted shares are eligible for dividend payments under the terms of the restricted stock award agreements. Stock option awards vest over a three-year graded vesting period with 33⅓% of the grant vesting each year. All options are priced at the closing stock price on the date of grant.

The stock and option awards shown in the Grants of Plan-Based Awards in Fiscal 2007 table represent the individual awards for each NEO made in 2007. All annual awards to NEOs were made in December 2007. The stock and option award columns in the Summary Compensation Table reflect the FAS 123R gross compensation expense recognized in 2007 for all stock and option awards issued to each NEO in 2007.

Performance Units

The performance unit program was designed to provide selected executives with incentive opportunities based on the level of achievement of pre-established performance objectives during three-year performance periods. The purpose of the program is to reinforce Halliburton's objectives for sustained long-term performance and value creation. It is also intended to reinforce strategic planning processes, balance short- and long-term decision making and help provide competitive total compensation opportunities. The program measures our consolidated Return on Capital Employed, or ROCE, compared to both absolute goals and relative goals, as measured by the results achieved by our comparator group companies. Return on capital employed indicates the efficiency and profitability of our capital investments and is determined based on the ratio of earnings divided by average capital employed. The calculation is as follows:

$$\text{ROCE} = \frac{\text{Net income} + \text{after-tax interest expense}}{\text{Shareholders' equity} + \text{Debt (average of beginning and end of period)}}$$

(Return on Capital Employed)

For the 2007 performance cycle, significant modifications were made to the performance unit program. These included modifications to the peer group used for measuring relative performance to focus on comparable oilfield equipment and service companies and domestic and international exploration and production companies in an effort to more accurately represent the different economies, such as timing, cyclicality and volatility related to the oil industry. The modified peer group consists of Anadarko Petroleum, Apache, Baker Hughes, Inc., BJ Services, Cameron International, Chesapeake Energy, Devon Energy, Hess, Marathon Oil, Nabors Industries, National Oilwell Varco, Schlumberger Ltd., Smith International, Transocean and Weatherford. The program was also modified to limit participation primarily to selected executives holding operations-based positions that have a direct impact on return on capital employed. Finally, the performance metrics were adjusted to reflect increased absolute performance goals and more challenging relative performance goals.

The program allows for rewards to be paid in cash, stock or a combination of cash and stock. The first cycle began in 2001. Since that time the program has achieved slightly below target for the 2001 cycle, at target for the 2002 cycle, between target and maximum for the 2003 cycle and exceeded maximum for the 2004 and 2005 cycles. As a result of the changes made to the 2007 cycle and forward, achieving maximum payouts will be increasingly more difficult in the future.

Individual incentive opportunities are established based on market references and in accordance with our practice of granting a mix of long-term incentive vehicles. The threshold, target and challenge columns under the heading Estimated Future Payouts Under Non-Equity Incentive Plan Awards in the Grants of Plan-Based Awards in Fiscal 2007 table indicate the potential payout for each NEO under the performance unit program. The potential payouts are performance driven and completely at risk. Mr. Lesar has a maximum payout potential of $5,000,000 if the maximum goals of the 2007-2009 cycle performance unit program are met or exceeded. This is the maximum cash award allowed under the 1993 Stock and Incentive Plan. Messrs. Gaut and Lane were each provided challenge opportunity levels of 240% of their January 1, 2007 annual base pay. Challenge opportunity levels for Messrs. Cornelison, McCollum and Pope were 220%, 140% and 140% of their January 1, 2007 annual base pay, respectively.

The 2005 cycle of the performance unit program ended on December 31, 2007. Results for this cycle included the achievement of performance beyond the challenge level on both absolute measures and measures relative to our comparator group. Halliburton's three-year average ROCE for the 2005 cycle in absolute terms was 29.83% while the three-year average for the comparator group was 24.91%. Reward amounts earned by applicable NEOs are listed in the Summary Compensation Table. Rewards for the 2005 cycle were paid in cash.

The amounts presented in the column, Non-Equity Incentive Plan Compensation in the Summary Compensation Table, represent the amounts earned by the NEOs in 2007 under both the 2007 Annual Performance Pay Plan and the 2005-2007 cycle of the performance unit program. For example, Mr. Lesar's total amount of $7,433,860 represents the payment received for the 2005-2007 cycle of the performance unit program in the amount of $5,000,000, and his payment under the 2007 Annual Performance Pay Plan in the amount of $2,433,860. Compensation for the other NEOs is detailed in the footnotes to the table.

Supplemental Executive Retirement Plan

The objective of the Supplemental Executive Retirement Plan, or SERP, is to provide a competitive level of pay replacement upon retirement. The current pay replacement target is 75% of final base salary at age 65 with 25 years of service. The material factors and guidelines considered in making an allocation include:

- Retirement benefits provided from other company programs, both qualified and nonqualified;
- Current compensation;
- Length of service; and
- Years of service to normal retirement.

The calculation takes into account the executive's base pay, years of service, age, employer portion of qualified plan savings, the age 65 value of any defined benefit plan, the existing nonqualified plan balances and any other retirement plans. Several assumptions are made annually, which include base pay increase percentage, qualified and nonqualified plan contributions and investment earnings and an annuity rate. These factors are reviewed and approved annually by the Compensation Committee in advance of calculating any awards.

To determine the annual benefit, external actuaries calculate the total lump sum retirement benefit needed at age 65 from all company retirement sources to produce an annual retirement benefit of 75% of final base pay. Company retirement sources include any company-qualified benefit plans and company contributions to nonqualified benefit plans. If the combination of these two sources does not yield a total retirement balance that will meet the 75% objective, then contributions must be made annually through the SERP to bring the total benefit up to the targeted level. To illustrate, assume $7.9 million is needed at age 65 to produce an annual retirement benefit equal to 75% of final base pay. The participant has $2.1 million in his qualified benefit plans at retirement and $3.0 million in his nonqualified retirement plans at retirement. Since the total of these two sources does not equal $7.9 million, a shortfall of $2.8 million results. This is the amount needed to achieve the 75% pay replacement objective. Such shortfall must be accumulated through annual contributions to the SERP which will total $2.8 million at age 65.

Allocations are made annually for each NEO who participates in the SERP and the average annual amounts allocated over the history of participation are as follows: Mr. Lesar — $224,000; Mr. Cornelison — $138,667; Mr. Gaut — $130,200; Mr. Lane — $86,143; and Mr. McCollum — $82,800.

In 2007, the Committee authorized retirement allocations under the SERP to Messrs. Lesar, Cornelison, Gaut, Lane, and McCollum as listed in the 2007 Nonqualified Deferred Compensation table and included in the All Other Compensation column in the Summary Compensation Table. Messrs. Lesar, Cornelison and Lane have participated in the SERP for over five consecutive years (the number required for vesting purposes for allocations made in 2005 and thereafter) and are fully vested in their respective account balances. Messrs. Gaut and McCollum, both of whom have participated since 2003, will be fully vested in their entire account balances in March and August 2008, respectively. Mr. Pope is not a participant in the SERP. The SERP is closed to new participants.

OTHER EXECUTIVE BENEFITS

Retirement and Savings Plan

NEOs also participate in the Halliburton Retirement and Savings Plan, which is the defined contribution benefit plan available to all eligible U.S. employees. The matching contributions included in the Supplemental Table: All Other Compensation detail the amounts contributed by the Company on behalf of each NEO under the plan.

Elective Deferral Plan

NEOs may also participate in the Halliburton Elective Deferral Plan, which was established to provide highly compensated employees with an opportunity to defer earned base salary and incentive compensation in order to help meet retirement and other future income needs. The Elective Deferral Plan is a nonqualified deferred compensation plan and participation is completely voluntary. Pre-tax deferrals of up to 75% of base salary and/or incentive compensation are allowed each calendar year. Interest is credited based upon the participant's election from among four benchmark investment choices with varying degrees of risk. In 2007, Mr. Gaut participated in this plan by deferring a percentage of his incentive compensation. No other NEOs participated in 2007. Mr. Lesar has an account balance from participation in prior years, which continues to accrue interest. Messrs. Cornelison, Lane, McCollum, Pope, and Smith do not currently participate in the plan, nor do they have any prior participation. Further details can be found in the 2007 Nonqualified Deferred Compensation table.

Benefit Restoration Plan

The Halliburton Company Benefit Restoration Plan provides a vehicle to restore qualified plan benefits which are reduced as a result of limitations imposed under the Internal Revenue Code or due to participation in other company-sponsored plans. It also serves to defer compensation that would otherwise be treated as excessive employee remuneration within the meaning of Section 162(m) of the Internal Revenue Code. The Benefit Restoration Plan is a nonqualified deferred compensation plan that earns interest at the rate of 10% per annum. In 2007, the NEOs received awards under this plan in the amounts included in the Supplemental Table: All Other Compensation and the 2007 Nonqualified Deferred Compensation table.

Defined Benefit Pension Plans

With the exception of Messrs. Cornelison and Smith, who participated in the Dresser Industries Consolidated Retirement Plan prior to the merger, no other NEOs participated in any defined benefit pension plans as we no longer offer such plans to our U.S. employees; nor are they participants in any previously offered pension plans, which are now frozen. Messrs. Cornelison's and Smith's benefit amounts are reflected in the Pension Benefits Table, with their change in value reflected in the Summary Compensation Table.

Perquisites

Health care and insurance coverage for our NEOs is the same as that provided to all active employees. Club memberships are limited and provided on an as-needed basis for business purposes only. Only Messrs. Cornelison and Gaut have company-provided club memberships. We do not provide company cars or car allowances; however, to allow for maximum efficiency and productive use of time, a company-leased car and part-time driver are provided for Mr. Lesar for the primary purpose of commuting to and from work.

A taxable benefit for executive financial planning is provided and ranges from $7,500 to $15,000 per year. This benefit does not include tax return preparation. It is paid, only if used by the executive, on a reimbursable basis. Because we value the health and welfare of all of our executives, a physical examination is provided to eligible executives annually.

We also provided for adequate security assessments and measures at the personal residences of Mr. Lesar during 2007.

Mr. Lesar uses company aircraft for all travel. Other NEOs who had access to company aircraft for business purposes only are Messrs. Cornelison, Gaut and Lane. Other than Mr. Lesar, no other NEO used company aircraft for personal use in 2007. Spouses are allowed to travel on selected business trips.

Specific amounts for these perquisites are detailed by NEO in the Supplemental Table: All Other Compensation immediately following the Summary Compensation Table.

In 2007, we opened a second corporate office in Dubai, United Arab Emirates in order to concentrate more of our investments and resources in our eastern hemisphere business. As a result, Mr. Lesar relocated to Dubai and became an expatriate under our business practice regarding long-term expatriate assignments. Mr. Lesar waived his right to certain assignment allowances provided under the terms of our business practice with the exception of a goods and services differential and host country housing, utilities and transportation. A differential is commonly paid to expatriates in assignment locations where the cost of goods and services is greater than the cost for the same goods and services in the expatriate's home country. Differentials are determined by ORC Worldwide, a third-party consultant. Costs associated with Mr. Lesar's car and driver and his housing and utilities while in Dubai are taxable as income to him. In 2007, he also received a one-time relocation payment of $25,000. As part of his expatriate assignment, Mr. Lesar participates in our tax equalization program, which neutralizes the tax effect of the international assignment and approximates the tax obligation the expatriate would pay in his home country. Specific amounts associated with his expatriate assignment can be found in the Supplemental Table: All Other Compensation following the Summary Compensation Table.

ELEMENTS OF POST-TERMINATION COMPENSATION AND BENEFITS

Termination events that trigger payments and benefits include normal or early retirement, change-in-control, cause, death, disability, and voluntary termination. Post-termination payments may include severance, accelerated vesting of restricted stock and stock options, maximum payments under cash-based short and long-term incentive plans, nonqualified account balances and health benefits among others. The Post-Termination Payment tables in this proxy statement indicate the impact of various termination events on each element of compensation for the NEOs.

IMPACT OF REGULATORY REQUIREMENTS ON COMPENSATION

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public companies for compensation paid to the CEO or any of the four other most highly compensated officers to the extent the compensation exceeds $1 million in any year. Qualifying performance-based compensation is not subject to this limit if certain requirements are met.

Our policy is to utilize available tax deductions whenever appropriate and consistent with our compensation philosophy. When designing and implementing executive compensation programs, we consider all relevant factors, including tax deductibility of compensation. Accordingly, we have attempted to preserve the federal tax deductibility of compensation in excess of $1 million a year to the extent doing so is consistent with our executive compensation objectives; however, we may from time to time pay compensation to our executives that may not be fully deductible.

Our 1993 Stock and Incentive Plan enables qualification of stock options, stock appreciation rights and performance share awards as well as short-term and long-term cash performance plans under Section 162(m).

To the extent required by Section 304 of the Sarbanes-Oxley Act of 2002, we will make retroactive adjustments to any cash or equity-based incentive compensation paid to the CEO and CFO where the payment was predicated upon the achievement of certain financial results that were subsequently the subject of restatement. When and where applicable, we will seek to recover any amount determined to have been inappropriately received by the CEO and CFO.

In 2007, the Board adopted a clawback policy where it will seek to recoup incentive compensation in all appropriate cases paid to, awarded or credited for the benefit of a NEO if (1) the amount of incentive compensation was calculated on the achievement of financial results that were subsequently reduced due to a restatement of our financial results, (2) the NEO engaged in fraudulent conduct that caused the need for the restatement, and (3) the amount of incentive compensation that would have been awarded or paid to the NEO, had our financial results been properly reported, would have been lower than the amount actually paid or awarded. Any NEO who receives incentive compensation based on the achievement of financial results that are subsequently the subject of a restatement will not be subject to recoupment unless the NEO personally participates in the fraudulent conduct.

Also in 2007, the Compensation Committee amended our nonqualified, deferred compensation plans to be compliant with the provisions of Section 409A of the Internal Revenue Code added under the American Jobs Creation Act of 2004.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Halliburton Company is responsible for establishing and maintaining competitive executive compensation programs that enable Halliburton to attract, retain and motivate high caliber executives who can considerably impact stockholder value. We also ensure that such programs are administered in a fair and equitable manner consistent with established policies and procedures.

Pursuant to our Charter, we are generally responsible for establishing the Company's overall compensation philosophy and objectives and are specifically responsible for reviewing, approving and monitoring compensation strategies, plan design, guidelines, and practices as they relate to the named executive officers of the Company.

Our Committee consists entirely of independent, non-employee Directors appointed annually by the full Board. The composition of our Committee is reviewed annually to provide for adequate and reasonable rotation of members and to ensure that each member meets the criteria set forth in applicable Securities and Exchange Commission, New York Stock Exchange and Internal Revenue Code rules and regulations. Executive sessions, without members of Company management present, are regularly held. In addition, we invite all non-employee Board members to attend and participate in all our committee meetings; however, non-committee members are not entitled to vote.

We meet no less than four scheduled times per year and follow a pre-established calendar of actions. This calendar guides our Committee Chairperson, who coordinates with Halliburton's Chief Executive Officer and executive compensation staff, in establishing the agenda for each meeting.

We have reviewed and discussed the Compensation Discussion and Analysis with Company management and, based on such review and discussions, we recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

THE COMPENSATION COMMITTEE

James R. Boyd
Milton Carroll
Robert L. Crandall
Kenneth T. Derr, Chairman
W. R. Howell
Debra L. Reed

SUMMARY COMPENSATION TABLE

The following tables set forth information regarding the CEO, CFO, the three most highly compensated executive officers and two other highly compensated executives of Halliburton as of the fiscal year end, December 31, 2007.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change In Pension Value and NQDC Earnings ($)	All Other Compensation ($)	Total ($)
David J. Lesar	2007	1,300,000	0	3,684,235	3,555,245	7,433,860	67,294	982,904	17,023,538
Chairman of the Board, President and Chief Executive Officer	2006	1,300,000	0	3,736,474	2,618,324	6,640,000	53,249	947,740	15,295,787
C. Christopher Gaut	2007	625,000	0	758,894	508,540	1,901,438	92,090	319,230	4,205,192
Executive Vice President and Chief Financial Officer	2006	575,000	0	627,510	493,839	1,535,000	31,413	231,797	3,494,559
Albert O. Cornelison, Jr.	2007	550,000	0	650,858	365,757	1,458,465	14,975	460,456	3,500,511
Executive Vice President and General Counsel	2006	525,000	0	531,877	370,629	1,432,500	12,041	383,042	3,255,089
Mark A. McCollum	2007	415,000	150,000	309,471	123,380	677,165	1,781	184,931	1,861,728
Senior Vice President and Chief Accounting Officer	2006	395,000	0	263,178	116,493	675,000	1,018	146,780	1,597,469
Lawrence J. Pope Vice President of Human Resources and Administration	2007	310,000	25,000	257,603	129,212	414,310	1,119	52,676	1,189,920
Andrew R. Lane[(1)]	2007	700,000	0	7,165,680	1,533,633	2,269,410	5,224	181,008	11,854,955
Executive Vice President and Chief Operating Officer	2006	650,000	0	924,168	367,526	1,085,000	3,233	285,871	3,315,798
David R. Smith Retired, Vice President of Tax	2007	99,318	50,000	728,246	171,892	241,210	11,346	2,068,986	3,370,998

(1) Mr. Lane was approved for early retirement effective December 31, 2007 by mutual agreement with Halliburton. He received a severance benefit in the amount of two times his annual base pay at the time of separation, a full year of participation in the 2007 Halliburton Annual Performance Pay Plan and vesting of all restricted stock. Additionally, he maintains the full 10 year period to exercise any vested but unexercised stock options. Because of Mr. Lane's status as a company officer at the time of his early retirement, his nonqualified compensation payments attributed to years 2005 and later will not begin until six months from the date of his early retirement in accordance with Section 409A of the Internal Revenue Code. Not all payments to be made to Mr. Lane are shown in the Summary Compensation Table and 2007 Nonqualified Deferred Compensation table as he was still considered an active employee on the last day of the 2007 calendar year. In 2008, Mr. Lane will receive the following payments: $1,400,000 for severance, $15,000 in lieu of outplacement services, $731,361 for the Halliburton Company Supplemental Executive Retirement Plan and $140,789 for the Halliburton Company Benefit Restoration Plan. Payments for the 2007 Halliburton Annual Performance Pay Plan and 2005 cycle Performance Unit Program are disclosed under the Non-Equity Incentive Plan Compensation column as these payments were earned and paid like all other plan participants.

Mr. Lane also entered into a non-compete agreement with us. Mr. Lane agreed not to work for a competitor of Halliburton during the next three years beginning with his separation date of December 31, 2007. If he complies with the terms of the agreement, he will receive payments earned, if any, under the 2006 and 2007 cycles under the Performance Unit Program on a pro-rated basis and a lump sum payment of $1,050,000.

Salary. The amounts represented in the Salary column are attributable to annual salary earned by each NEO in 2007. Information related to salary increases is discussed in the Compensation Discussion and Analysis under Base Salary.

Bonus. The amounts represented in the Bonus column are attributable to one-time lump sum awards to Messrs. McCollum, Pope and Smith for their involvement with the KBR, Inc. separation, which was completed in 2007. These awards were discretionary with payment amounts based on their role and involvement with the event.

Stock Awards. The amounts in the Stock Awards column indicate the gross compensation expense recognized for restricted stock in 2007. The 2007 awards vest 20% annually over a 5 year period commencing with the first anniversary of the award's grant date. Restricted stock awards in 2006 vest 10% annually over a 10 year period. The footnotes to the Outstanding Equity Awards at Fiscal Year End 2007 table describe the vesting schedule for the various awards granted to each NEO. Dividends are payable on the restricted shares provided the NEO is actively employed with us on the dividend record date.

FASB Statement 123R requires the fair value of equity awards to be recognized in the financial statements over the period the employee is required to provide service in exchange for the award, *i.e.*, the vesting period. We calculate the fair value of restricted stock awards by multiplying the number of restricted shares granted by the closing stock price as of the award's grant date.

Because Messrs. Lane and Smith were approved for early retirement in 2007, their total outstanding restricted stock awards were realized and indicated in this column.

Option Awards. The amounts in the Option Awards column indicate the gross compensation expense recognized for stock options in 2007. The awards granted in 2007 consisted of non-qualified stock options. These awards vest 33⅓% annually over three years, commencing with the first anniversary of the grant date. There are no voting or dividend rights unless the NEO exercises the options and acquires the shares.

FASB Statement 123R requires the fair value of equity awards to be recognized in the financial statements over the period the employee is required to provide service in exchange for the award, *i.e.*, the vesting period. The fair value of stock options is estimated using the Black-Scholes option pricing model. For a discussion of the assumptions made in these valuations, refer to Note 1 to the Consolidated Financial Statements, Description of Company and Significant Accounting Policies — Stock-based compensation, in the Halliburton Company Form 10-K for the fiscal year ended December 31, 2007.

Because Messrs. Lane and Smith were approved for early retirement in 2007, the expenses for each of their total outstanding unvested stock options were realized and indicated in this column.

Non-Equity Incentive Plan Compensation. The amounts represented in the Non-Equity Incentive Plan Compensation column are for amounts earned in 2007, to be paid in 2008. The total amount shown consists of payments made for the 2007 plan year under the Halliburton Annual Performance Pay Plan and the 2005 cycle Performance Unit Program. Information about these programs can be found in the Compensation Discussion and Analysis under Short-term (Annual) Incentives for the Halliburton Annual Performance Pay Plan and under Long-term Incentives for the Performance Unit Program.

The Threshold, Target and Maximum amounts for the 2007 Halliburton Annual Performance Pay Plan can be found in the Grants of Plan-Based Awards in Fiscal 2007 table under the Estimated Future Payouts Under Non-Equity Incentive Plan Awards.

The 2007 Halliburton Annual Performance Pay Plan amounts paid to each NEO are: $2,433,860 for Mr. Lesar; $691,438 for Mr. Gaut; $608,465 for Mr. Cornelison; $353,165 for Mr. McCollum; $263,810 for Mr. Pope; $774,410 for Mr. Lane; and $90,951 for Mr. Smith. As part of Mr. Smith's early retirement, he received a prorated portion of the award based on his months of service until he retired on May 4, 2007.

The 2005 cycle Performance Unit Program amounts paid to each NEO are: $5,000,000 for Mr. Lesar; $1,210,000 for Mr. Gaut; $850,000 for Mr. Cornelison; $324,000 for Mr. McCollum; $150,500 for Mr. Pope; $1,495,000 for Mr. Lane; and $150,259 for Mr. Smith. As part of Mr. Smith's early retirement, he received a prorated portion of the award based on his months of service until he retired on May 4, 2007.

The amounts paid to the NEOs for the 2005 cycle Performance Unit Program differ from what is shown in the Grants of Plan-Based Awards in Fiscal Year 2007 table under Estimated Future Payments Under Non-Equity Incentive Plan Awards. The Grants of Plan-Based Awards in Fiscal Year 2007 table indicates the potential award amounts for Threshold, Target and Maximum under the 2007 cycle Performance Unit Program, while the Summary Compensation Table shows amounts paid for a prior program cycle, the 2005 cycle, which closed on December 31, 2007.

Change in Pension Value and NQDC Earnings. The amounts in the Change in Pension Value and NQDC Earnings column are attributable to the above-market earnings for various nonqualified plans. The methodology for determining what constitutes above-market earnings is the difference between the interest rate as stated in the applicable nonqualified plan document and the Internal Revenue Service Long-Term 120% AFR rate as of December 31, 2007. The 120% AFR rate used for determining above-market earnings in 2007 was 5.68%.

Change in Pension Value. Because the present value of Mr. Cornelison's accumulated benefits as of December 31, 2007 was less than the present value of accumulated benefits as of December 31, 2006, a negative result occurred and the change in pension value as disclosed in the Pension Benefits Table is $0. Therefore, no amount for pension earnings is included in the column for Mr. Cornelison.

Mr. Smith had a change in pension value of $1,039 under the Halliburton Retirement Plan and $0 under the ERISA Compensation Limit Benefit Plan for Dresser Industries, Inc. (defined benefit portion of the plan). The change in value reflects changes in the present value of each pension benefit from December 31, 2006 through December 31, 2007, including changes in assumptions, subsidies associated with Mr. Smith's early retirement and the monthly optional election forms he selected. For comparison, December 31, 2006 calculations are based on an assumed retirement at the earliest unreduced eligibility age of 65.

Change in NQDC Earnings.

Halliburton Company Benefit Restoration Plan Above-Market Earnings. The current interest rate for the Halliburton Company Benefit Restoration Plan is 10% as defined by the plan document. The above-market earnings associated with this plan equals 4.32% (10% (plan interest) minus 5.68% (120% AFR rate)). The amounts shown in this column differ from the amounts shown for the Halliburton Benefit Restoration Plan in the 2007 Nonqualified Deferred Compensation table under the Aggregate Earnings in Last Fiscal Year column because the 2007 Nonqualified Deferred Compensation table shows all earnings and the Summary Compensation Table shows above-market earnings only.

Executives earned above-market earnings for their balances associated with the Halliburton Company Benefit Restoration Plan as follows: $51,207 for Mr. Lesar; $4,356 for Mr. Gaut; $8,634 for Mr. Cornelison; $1,781 for Mr. McCollum; $1,119 for Mr. Pope; $5,224 for Mr. Lane; and $4,882 for Mr. Smith.

Halliburton Company Elective Deferral Plan Above-Market Earnings. The average earnings for the balances associated with the Halliburton Company Elective Deferral Plan was 9.9%. The above-market earnings associated with this plan equals 4.22% (9.9% (average earnings) minus 5.68% (120% AFR rate)). The amounts shown in this column differ from the amounts shown for the Halliburton Company Elective Deferral Plan in the 2007 Nonqualified Deferred Compensation table under the Aggregate Earnings in Last Fiscal Year column because the 2007 Nonqualified Deferred Compensation table shows all earnings and the Summary Compensation Table shows above-market earnings only.

Messrs. Lesar and Gaut earned above-market earnings for balances associated with the Halliburton Company Elective Deferral Plan as follows: $16,087 for Mr. Lesar and $87,734 for Mr. Gaut. None of the other NEOs are participants in the Halliburton Company Elective Deferral Plan.

ERISA Excess Benefit Plan for Dresser Industries, Inc. and ERISA Compensation Limit Benefit Plan for Dresser Industries, Inc. The current interest rate for both the ERISA Excess Benefit Plan for Dresser Industries, Inc. and ERISA Compensation Limit Benefit Plan for Dresser Industries, Inc. is 10%, as defined by the plan documents. The above-market earnings associated with these plans equals 4.32% (10% (interest for plans) minus 5.68% (120% AFR rate)).

Messrs. Cornelison and Smith earned above-market earnings for their balances in the ERISA Excess Benefit Plan for Dresser Industries, Inc. and ERISA Compensation Limit Benefit Plan for Dresser Industries, Inc. The amounts for each plan are: $150 and $6,191, respectively, for Mr. Cornelison and $18 and $5,407, respectively, for Mr. Smith. Mr. Smith received a partial year of interest since he retired on May 4, 2007. The amounts shown in this column differ from the amounts shown for the ERISA Excess Benefit Plan for Dresser Industries, Inc. and ERISA Compensation Limit Benefit Plan for Dresser Industries, Inc. in the 2007 Nonqualified Deferred Compensation table under the Aggregate Earnings in Last Fiscal Year column because the 2007 Nonqualified Deferred Compensation table shows all earnings and the Summary Compensation Table shows above-market earnings only.

All Other Compensation. Detailed information for items listed in the All Other Compensation column can be found in the following supplemental table entitled Supplemental Table: All Other Compensation.

SUPPLEMENTAL TABLE: ALL OTHER COMPENSATION

The following table details the components of the All Other Compensation column of the Summary Compensation Table for 2007.

Name	Employee Physical Program ($)	Parking ($)	Halliburton Foundation ($)	Halliburton Giving Choices ($)	HALPAC ($)	Restricted Stock Dividends ($)	HRSP Employer Match ($)	HRSP Basic Contribution ($)	Halliburton Benefit Restoration Plan ($)	Halliburton Supplemtl Executive Retirement Plan ($)	All Other ($)	Total ($)
David J. Lesar	2,210	3,480	67,532	1,000	0	304,970	9,000	9,000	86,000	245,000	254,712	982,904
C. Christopher Gaut	1,460	3,480	42,480	624	4,800	53,822	9,000	9,000	32,000	151,000	11,564	319,230
Albert O. Cornelison, Jr. . .	1,043	3,480	0	50	5,000	45,718	6,417	9,000	26,000	140,000	223,748	460,456
Mark A. McCollum	2,075	0	25,000	540	0	16,116	9,000	9,000	15,200	108,000	0	184,931
Lawrence J. Pope	0	3,480	0	264	0	17,429	9,000	9,000	6,800	0	6,703	52,676
Andrew R. Lane	930	3,480	46,668	1,000	2,202	70,728	9,000	9,000	38,000	0	0	181,008
David R. Smith	0	0	200	0	0	732	3,800	4,499	0	0	2,059,755	2,068,986

Employee Physical Program. The Employee Physical Program provides NEOs the opportunity to receive an annual physical examination to encourage an ongoing habit of health and wellness. Participation in the program is voluntary. The amount shown is based on the value of services the NEO received.

Parking. This is the direct cost Halliburton pays for reserved parking spaces. Messrs. McCollum and Smith office at locations without reserved parking spaces or a cost associated with parking.

Halliburton Foundation. The Halliburton Foundation allows NEOs and other employees to donate to approved universities, medical hospitals and primary schools of their choice. The Halliburton Foundation matches donations on a two-for-one basis. Mr. Lesar participates in the Halliburton Foundation's matching program for Directors, which allows his contributions to qualified organizations to be matched on a two-for-one basis up to $100,000. The amounts shown represent the match amount the Halliburton Foundation donated on behalf of the NEOs.

Halliburton Giving Choices Program. The Halliburton Giving Choices Program allows NEOs and other employees to donate to approved not-for-profit charities of their choice. Halliburton matches donations by contributing ten cents for every dollar contributed by employees up to a maximum of $1,000. The amounts shown represent the match amounts the program donated to charities on behalf of the NEOs.

Halliburton Political Action Committee. The Halliburton Political Action Committee allows NEOs and other eligible employees to donate to political candidates and participate in the political process. To encourage NEOs and other employees to participate, Halliburton matches the donation dollar-for-dollar to a 501(c)(3) status nonprofit organization of the contributor's choice. Messrs. Gaut, Cornelison and Lane made contributions which were matched in 2007.

Restricted Stock Dividends. This is the amount of dividends paid on restricted stock held by NEOs in 2007.

Halliburton Retirement and Savings Plan Employer Match. The amount shown is the contribution Halliburton made on behalf of each NEO to the Halliburton Company Retirement and Savings Plan, our defined contribution plan. Halliburton matches up to 4% of each employee's eligible base pay, up to the 401(a)(17) compensation limit of $225,000 in 2007.

Halliburton Retirement and Savings Plan Basic Contribution. This is the contribution Halliburton made on behalf of each NEO to the Halliburton Company Retirement and Savings Plan. If the NEO was actively employed on December 31, 2007, or retired from Halliburton prior to this date, they receive a contribution equal to 4% of their eligible base pay, up to the 401(a)(17) compensation limit of $225,000 in 2007.

Halliburton Company Benefit Restoration Plan Award. This is the amount earned under the Halliburton Company Benefit Restoration Plan in 2007. The plan provides a vehicle to restore qualified plan benefits which are reduced as a result of limitations on contributions imposed under the Internal Revenue Code or due to participation in other company-sponsored plans or to defer compensation that would otherwise be treated as excessive employee remuneration within the meaning of Section 162(m) of the Internal Revenue Code. Associated interest, awards and beginning and ending balances for the Halliburton Company Benefit Restoration Plan are included in the 2007 Nonqualified Deferred Compensation table.

Halliburton Company Supplemental Executive Retirement Plan Award. These are awards approved under the Halliburton Company Supplemental Executive Retirement Plan as discussed in the Supplemental Executive Retirement Plan section of the Compensation Discussion and Analysis. Awards are approved by the Halliburton Compensation

Committee annually. The plan provides a competitive level of pay replacement for key executives upon retirement. Associated interest, awards and beginning and ending balances for the Halliburton Company Supplemental Executive Retirement Plan are included in the 2007 Nonqualified Deferred Compensation table.

All Other.

- *Pension Equalizer Program and Associated Tax Equalization Payment.* Messrs. Cornelison and Smith are the only NEOs who participate in the Dresser Industries, Inc. Pension Equalizer Plan. A subsequent tax equalization payment is also paid to ensure the NEO receives the full benefit of the plan amount. Mr. Cornelison's pension equalizer payment was $133,043 with a subsequent tax equalization payment of $76,309 for a total of $209,352. Mr. Smith's pension equalizer payment was $41,858 with a subsequent tax equalization payment of $24,008 for a total of $65,866.

- *Financial Planning Program.* This program allows NEOs to receive financial planning services by accredited financial planners; tax planning is not covered under this program. The amount is based on the services the executive received in 2007. If they do not utilize the program, the amount is forfeited. Messrs. Cornelison and Pope utilized the program. Mr. Cornelison received $9,500 worth of services and Mr. Pope $6,703 worth of services.

- *Club Membership Dues.* The amount is based on the monthly membership fees and any expenses related to business matters. Club memberships are approved for business purposes only. Messrs. Gaut and Cornelison currently have club memberships paid by us. The amounts incurred were $11,564 for Mr. Gaut and $4,896 for Mr. Cornelison.

- *Aircraft Usage.* Mr. Lesar uses company aircraft for all travel. The incremental cost of his personal use of the company plane to Halliburton in 2007 was $157,058. Other executives who have access to company aircraft for business purposes only are Messrs. Cornelison, Gaut and Lane. Other than Mr. Lesar, no other NEO used the company aircraft for personal use in 2007. Spouses are allowed to travel on select business trips. For total compensation purposes in 2007, we valued the incremental cost of the personal use of company aircraft using a method that takes into account: landing, parking, hanger fees, flight planning services and dead-head costs; crew travel expenses; supplies and catering; aircraft fuel and oil expenses per hour of flight; any customs, foreign permit and similar fees; and passenger ground transportation.

- *Home Security.* The Company provides security for residences if necessary based on a risk assessment which considers the NEO's position with the company. In 2007, we paid a total of $7,118 for monthly security maintenance fees and an assessment of security at the residences of Mr. Lesar.

- *Car/Driver.* A car and driver have been assigned to Mr. Lesar while in the U.S. so that he can work while in transit to allow him to meet customer and company needs. The amount has been determined by his average commute time multiplied by his driver's hourly rate. The cost to the company was $8,873 in 2007. In addition, Mr. Lesar is provided with a car and driver in Dubai with an associated taxable income expense of $2,067.

- *Other Compensation for Mr. Lesar.* Mr. Lesar received $52,319 to assist with his move to Dubai, United Arab Emirates, which consisted of $12,980 in cost of living adjustments, $25,000 for relocation allowance and $14,339 for a tax equalization payment associated with his relocation allowance. Mr. Lesar also received imputed income of $27,277 in regards to housing and utilities allowances.

- *Other Compensation for Mr. Smith.* Mr. Smith's other compensation consists of: $677 imputed income for benefits associated with the Dresser Executive Life Insurance Program; $13,152 unused vacation payout; $134,597 from the Halliburton Company Benefit Restoration Plan; $1,015 from the ERISA Excess Benefit Plan for Dresser Industries, Inc.; $307,328 from the ERISA Compensation Limit Benefit Plan for Dresser Industries, Inc.; and $1,537,119 from the Supplemental Executive Retirement Plan for Dresser Industries, Inc. The ERISA Excess Benefit Plan for Dresser Industries, Inc., ERISA Compensation Limit Benefit Plan for Dresser Industries, Inc. and Supplemental Executive Retirement Plan for Dresser Industries, Inc. are plans Halliburton is required to maintain as a result of the merger with Dresser Industries, Inc. Mr. Smith was the last participant to have a benefit under the Supplemental Executive Retirement Plan for Dresser Industries, Inc. Associated interest, awards and beginning and ending balances for Mr. Smith for the Halliburton Company Benefit Restoration Plan, Supplemental Executive Retirement Plan for Dresser Industries, Inc., ERISA Excess Benefit Plan for Dresser Industries, Inc. and ERISA Compensation Limit Benefit Plan for Dresser Industries, Inc. are included in the 2007 Nonqualified Deferred Compensation table.

GRANTS OF PLAN-BASED AWARDS IN FISCAL 2007

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)				
David J. Lesar		1,250,000	2,500,000	5,000,000[1]				
		572,000	1,430,000	2,860,000[2]				
	12/05/2007				100,600			3,712,140
	12/05/2007					110,700	36.90	1,383,761
C. Christopher Gaut		375,000	750,000	1,500,000[1]				
		162,500	406,250	812,500[2]				
	12/05/2007				21,300			785,970
	12/05/2007					24,000	36.90	300,002
Albert O. Cornelison, Jr.		302,500	605,000	1,210,000[1]				
		143,000	357,500	715,000[2]				
	12/05/2007				16,900			623,610
	12/05/2007					18,600	36.90	232,502
Mark A. McCollum		145,250	290,500	581,000[1]				
		83,000	207,500	415,000[2]				
	12/05/2007				11,000			405,900
	12/05/2007					12,000	36.90	150,001
Lawrence J. Pope		108,500	217,000	434,000[1]				
		62,000	155,000	310,000[2]				
	12/05/2007				11,000			405,900
	12/05/2007					9,100	36.90	113,751
Andrew R. Lane		420,000	840,000	1,680,000[1]				
		182,000	455,000	910,000[2]				
								2,073,167[3]
								303,107[4]
David R. Smith		0	0	0[1]				
		51,300	128,250	256,500[2]				
	05/04/2007				13,133[5]	0	0	423,933
								110,595[6]
								125,588[7]

(1) Indicates opportunity levels under the 2007 cycle of the Performance Unit Program.

(2) Indicates opportunity levels under the 2007 Halliburton Annual Performance Pay Plan.

(3) Mr. Lane received approval for early retirement from the Compensation Committee on December 5, 2007, to be effective December 31, 2007. This approval included the retention of his outstanding stock awards at separation, which was considered a material modification to the original awards. The modification of Mr. Lane's outstanding stock awards was effective on his December 31, 2007 retirement date. The incremental fair value of the outstanding awards was calculated as of the modification date, and the required compensation expense was recognized at the retirement date. The incremental fair value of restricted stock lapses was $2,073,167.

(4) As described in footnote (3) above, the incremental fair value of the outstanding stock awards was effective on Mr. Lane's December 31, 2007 retirement date. The incremental fair value of stock options awards was $303,107.

(5) Mr. Smith held his incentive stock options granted under the 1992 Stock Plan of Dresser Industries, Inc. until he retired from the company, and, as a result, Mr. Smith was awarded 13,133 restricted shares as of his retirement date to which restrictions vested immediately upon retirement.

(6) Mr. Smith received approval for early retirement effective May 4, 2007. This approval included the retention of his outstanding stock awards at separation, which was considered a material modification to the original awards. The modification of Mr. Smith's outstanding stock awards was effective on his May 4, 2007 retirement date. The incremental fair value of the outstanding awards was calculated as of the modification date, and the required compensation expense was recognized at the retirement date. The incremental fair value of restricted stock lapses was $110,595.

(7) As described in footnote (6) above, the incremental fair value of the outstanding stock awards was effective on Mr. Smith's May 4, 2007 retirement date. The incremental fair value of stock options awards was $125,588.

As indicated by footnote (1), the opportunities for each NEO under the 2007 cycle Performance Unit Program if the Threshold, Target or Maximum levels are achieved are reflected under Estimated Future Payouts Under Non-Equity Incentive Plan Awards. This program measures company consolidated Return on Capital Employed as compared to our internal goals as well as relative to our competitors during three-year cycles. The potential payouts are performance driven and completely at risk. For more information on the 2007 cycle Performance Unit Program, refer to Long-term Incentives in the Compensation Discussion and Analysis.

As indicated by footnote (2), the opportunities for each NEO under the 2007 Halliburton Annual Performance Pay Plan are also reflected under Estimated Future Payouts Under Non-Equity Incentive Plan Awards. This plan measures company Cash Value Added as compared to our pre-established goals during a one-year period. The potential payouts are performance driven and completely at risk. The amounts earned in 2007 and payable in 2008 for the 2007 Halliburton Annual Performance Pay Plan are reflected in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table. For more information on the 2007 Halliburton Annual Performance Pay Program, refer to Short-term (Annual) Incentives in the Compensation Discussion and Analysis.

All restricted stock and nonqualified stock option awards are granted under the Halliburton Company 1993 Stock and Incentive Plan. The awards listed under All Other Stock Awards: Number of Shares of Stock or Units and All Other Option Awards: Number of Securities Underlying Options were awarded to each NEO on December 5, 2007 by the Compensation Committee.

The restricted stock grants awarded to the NEOs in 2007 are subject to a graded vesting schedule of 20% over 5 years. This vesting schedule serves to motivate our NEOs to remain with Halliburton. All restricted shares are priced at fair market value on the date of grant. At this time, the restricted shares are eligible for dividend payments under the terms of the restricted stock award agreements; however, the shares may not be sold, transferred or used as collateral. The shares remain subject to forfeiture during the restricted period in the event of a NEO's termination of employment or an unapproved early retirement.

Nonqualified stock options granted in 2007 vest over a three-year graded vesting period with 33⅓% of the grants vesting each year. All options are priced at the fair market value on the date of grant using the Black-Scholes options pricing model. There are no voting or dividend rights unless the NEO exercises the options and acquires the shares.

The Estimated Future Payouts Under Equity Incentive Plan columns have been omitted because awards under the Performance Unit Program and Halliburton Annual Performance Pay Plan are expected to be paid in cash and are disclosed under Estimated Future Payouts Under Non-Equity Incentive Plan Awards.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END 2007

		Option Awards				Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock Not Vested (#)	Market Value of Shares or Units of Stock Not Vested ($)
David J. Lesar[1]	09/29/1998					10,000	379,100
	12/06/2000					21,000	796,110
	10/01/2001					123,526	4,682,871
	01/02/2002					154,408	5,853,607
	04/01/2002					154,403	5,853,418
	01/02/2004					80,000	3,032,800
	12/02/2004	88,000	0	19.31	12/02/2014	58,400	2,213,944
	03/03/2005	133,334	66,666	22.04	03/03/2015		
	12/07/2005	120,000	60,000	32.39	12/07/2015	96,000	3,639,360
	12/06/2006	116,233	232,466	33.17	12/06/2016	75,937	2,878,772
	12/05/2007	0	110,700	36.90	12/05/2017	100,600	3,813,746
Total		457,567	469,832			874,274	33,143,728
C. Christopher Gaut[2]	03/03/2003	200,000	0	10.25	03/03/2013	36,000	1,364,760
	01/02/2004	65,880	0	13.02	01/02/2014	25,288	958,668
	12/02/2004	33,000	0	19.31	12/02/2014	13,680	518,609
	12/07/2005	26,667	13,333	32.39	12/07/2015	21,960	832,504
	12/06/2006	15,634	31,266	33.17	12/06/2016	40,860	1,549,003
	12/05/2007	0	24,000	36.90	12/05/2017	21,300	807,483
Total		341,181	68,599			159,088	6,031,027

Name	Grant Date	Option Awards				Stock Awards	
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock Not Vested (#)	Market Value of Shares or Units of Stock Not Vested ($)
Albert O. Cornelison, Jr.[3]	10/01/2001					6,300	238,833
	01/02/2002					7,875	298,541
	04/01/2002					7,875	298,541
	09/11/2002					15,000	568,650
	01/02/2004	21,960	0	13.02	01/02/2014	25,288	958,668
	12/02/2004	16,000	0	19.31	12/02/2014	10,000	379,100
	12/07/2005	20,534	10,266	32.39	12/07/2015	16,920	641,437
	12/06/2006	10,400	20,800	33.17	12/06/2016	27,180	1,030,394
	12/05/2007	0	18,600	36.90	12/05/2017	16,900	640,679
Total		68,894	49,666			133,338	5,054,843
Mark A. McCollum[4]	09/10/2003	13,332	0	12.17	09/10/2013	4,000	151,640
	12/02/2004	9,000	0	19.31	12/02/2014	4,000	151,640
	12/07/2005	4,667	2,333	32.39	12/07/2015	12,000	454,920
	12/07/2005					3,960	150,124
	12/06/2006	4,467	8,933	33.17	12/06/2016	11,700	443,547
	12/05/2007	0	12,000	36.90	12/05/2017	11,000	417,010
Total		31,466	23,266			46,660	1,768,881
Lawrence J. Pope[5]	07/10/1998					60	2,275
	02/17/1999	4,854	0	14.53	02/17/2009		
	03/16/1999					160	6,066
	12/02/1999	3,920	0	19.75	12/02/2009		
	04/03/2000	1,160	0	21.25	04/03/2010		
	09/14/2000					450	17,060
	01/26/2001					2,000	75,820
	02/23/2001	4,200	0	19.78	02/23/2011		
	07/19/2001	10,350	0	15.78	07/19/2011		
	10/01/2001					4,140	156,947
	01/02/2002					5,175	196,184
	04/01/2002					5,175	196,184
	03/16/2004	13,900	0	14.43	03/16/2014	4,000	151,640
	08/02/2004					2,800	106,148
	02/17/2005	8,000	4,000	20.90	02/17/2015	9,000	341,190
	12/07/2005	4,667	2,333	32.39	12/07/2015	3,960	150,124
	12/06/2006	3,467	6,933	33.17	12/06/2016	9,000	341,190
	12/05/2007	0	9,100	36.90	12/05/2017	11,000	417,010
		54,518	22,366			56,920	2,157,838
Andrew R. Lane[6]	03/16/2004	5,346	0	14.43	03/16/2014		
	12/02/2004	25,200	0	19.31	12/02/2014		
	12/07/2005	26,667	13,333	32.39	12/07/2015		
	12/06/2006	18,500	37,000	33.17	12/06/2016		
Total		75,713	50,333				
David R. Smith[7]	12/02/1999	21,000	0	19.75	12/02/2009		
	02/23/2001	21,000	0	19.78	02/23/2011		
	07/19/2001	6,186	0	15.78	07/19/2011		
	10/01/2001	6,186	0	10.95	10/01/2011		
	01/02/2002	6,186	0	6.14	01/02/2012		
	04/01/2002	6,186	0	8.38	04/01/2012		
	01/02/2004	6,666	0	13.02	01/02/2014		
	12/02/2004	4,800	0	19.31	12/02/2014		
	12/07/2005	2,534	1,266	32.39	12/07/2015		
Total		80,744	1,266				

(1) Mr. Lesar's remaining stock option awards will continue to vest annually in equal amounts over three-year vesting schedules. His remaining restricted stock awards will continue to vest in equal amounts over each grant's ten-year vesting schedule, except for the January 2, 2004, December 2, 2004, December 7, 2005 and December 5, 2007 awards, which will lapse in equal amounts over five years.

(2) Mr. Gaut's remaining stock option awards will continue to vest annually in equal amounts over three-year vesting schedules. His remaining restricted stock awards, including December 5, 2007, will continue to vest in equal amounts over each grant's five-year vesting schedule, except for the March 3, 2003 and December 6, 2006 awards, which will lapse in equal amounts over ten years.

(3) Mr. Cornelison's remaining stock option awards will continue to vest annually in equal amounts over three-year vesting schedules. His remaining restricted stock awards will continue to vest in equal amounts over each grant's ten-year vesting schedule, except for the January 2, 2004, December 2, 2004, December 7, 2005, and December 5, 2007 awards, which will lapse in equal amounts over five years.

(4) Mr. McCollum's remaining stock option awards will continue to vest annually in equal amounts over three-year vesting schedules. His remaining restricted stock awards, including December 5, 2007, will continue to vest in equal amounts over each grant's five-year vesting schedule, except for the December 6, 2006 award, which will lapse in equal amounts over ten years.

(5) Mr. Pope's remaining stock option awards will continue to vest annually in equal amounts over three-year vesting schedules. His remaining restricted awards will continue to vest in equal amounts over each grant's ten-year vesting schedule, except for the March 16, 2004, August 2, 2004, February 17, 2005, December 7, 2005, and December 5, 2007 awards, which will lapse in equal amounts over five years.

(6) Because Mr. Lane was granted early retirement, his remaining stock option awards will continue to vest annually in equal amounts over three-year vesting schedules and remain subject to the terms of his stock option award agreements. His restricted shares have vested as of his date of retirement, December 31, 2007, per the terms of his restricted stock award agreements. As a result, no restricted stock awards are shown in the table under Stock Awards. The full gross compensation expense recognized in 2007 is shown in the Summary Compensation Table and reflects the early vesting of the restricted stock awards. The incremental fair value of his stock awards is also noted in the Grants of Plan-Based Awards in Fiscal 2007 under Grant Date Fair Value of Stock and Option Awards.

(7) Because Mr. Smith was granted early retirement, his remaining stock option awards will continue to vest annually in equal amounts over three-year vesting schedules and remain subject to the terms of his stock option award agreements. His restricted shares have vested as of his date of retirement, May 4, 2007, per the terms of his restricted stock award agreements. As a result, no restricted stock awards are shown in the table under Stock Awards. The full gross compensation expense recognized in 2007 is shown in the Summary Compensation Table and reflects the early vesting of the restricted stock awards. The incremental fair value of his stock awards is also noted in the Grants of Plan-Based Awards in Fiscal 2007 under Grant Date Fair Value of Stock and Option Awards.

The nonqualified stock option awards listed under Option Awards include outstanding awards, exercisable and unexercisable, as of December 31, 2007.

The restricted stock awards under Stock Awards are the number of shares not vested as of December 31, 2007. The market value shown was determined by multiplying the number of unvested restricted shares at year end by the closing price of our common stock on the New York Stock Exchange Composite Tape of $37.91 on December 31, 2007.

The Equity Incentive Plan Awards columns are intentionally omitted as this type of award is not utilized by us at this time.

Refer to the narratives under the Summary Compensation Table and Grants of Plan-Based Awards at Fiscal Year End 2007 table for more information on stock option and restricted stock awards.

2007 OPTION EXERCISES AND STOCK VESTED

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
David J. Lesar	116,666	2,692,067	239,282	8,334,928
C. Christopher Gaut	0	0	37,344	1,275,276
Albert O. Cornelison, Jr.	0	0	34,029	1,169,081
Mark A. McCollum	0	0	12,620	463,140
Lawrence J. Pope	4,050	53,306	12,675	423,310
Andrew R. Lane	0	0	47,255	1,663,462
David R. Smith	65,664[1]	646,168	24,901	801,344

(1) Shares listed under the Option Awards columns for Mr. Smith represent stock options originally granted under the 1992 Stock Plan of Dresser Industries, Inc. Mr. Smith exercised 15,432 incentive stock options and 50,232 nonqualified stock options under the terms of this plan.

The value realized for exercised stock option awards was determined by multiplying the spread (difference between the market price of the underlying stock on the date of exercise and the option price) by the number of options. The value listed represents the total value of all option exercises occurring in 2007.

The value realized for vested restricted stock awards was determined by multiplying the fair market value of the shares (closing market price of Halliburton common stock on the vesting date) by the number of shares that vested. Shares vested on various dates throughout the year; therefore, the value listed represents the aggregate value of all shares that vested in 2007.

2007 NONQUALIFIED DEFERRED COMPENSATION

The 2007 Nonqualified Deferred Compensation table reflects balances in Halliburton nonqualified plans as of January 1, 2007, contributions made by the NEO and us during 2007, any earnings and withdrawals during 2007 and the ending balance as of December 31, 2007. The plans are described in the Compensation Discussion and Analysis and/or brief summaries are provided below.

Name	Plan	01/01/07 Balance ($)	Executive Contributions In Last Fiscal Year ($)	Registrant Contributions In Last Fiscal Year ($)	Aggregate Earnings In Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance At Last Fiscal Year End ($)
David J. Lesar	SERP	3,717,490	0	245,000	185,875	0	4,148,365
	Benefit Restoration	1,185,350	0	86,000	118,535	0	1,389,885
	Elective Deferral	668,984	0	0	55,519	0	724,503
	Total	5,571,824	0	331,000	359,929	0	6,262,753
C. Christopher Gaut	SERP	537,615	0	151,000	26,881	0	715,496
	Benefit Restoration	100,831	0	32,000	10,083	0	142,914
	Elective Deferral	1,194,534	1,151,250	0	216,513	0	2,562,297
	Total	1,832,980	1,151,250	183,000	253,477	0	3,420,707
Albert O. Cornelison, Jr.	SERP	758,427	0	140,000	37,921	0	936,348
	Benefit Restoration	199,864	0	26,000	19,986	0	245,850
	Dresser ERISA Excess	3,473	0	0	347	0	3,820
	Dresser ERISA Comp Limit	143,318	0	0	14,332	0	157,650
	Total	1,105,082	0	166,000	72,586	0	1,343,668
Mark A. McCollum	SERP	323,991	0	108,000	16,200	0	448,191
	Benefit Restoration	41,236	0	15,200	4,124	0	60,560
	Total	365,227	0	123,200	20,324	0	508,751
Lawrence J. Pope	Benefit Restoration	25,891	0	6,800	2,589	0	35,280
	Total	25,891	0	6,800	2,589	0	35,280
Andrew R. Lane	SERP	658,143	0	0	32,907	0	691,050
	Benefit Restoration	120,936	0	38,000	12,094	0	171,030
	Total	779,079	0	38,000	45,001	0	862,080
David R. Smith	Benefit Restoration	123,295	0	0	11,302	134,597	0
	Dresser SERP	0	0	1,537,119	0	1,537,119	0
	Dresser ERISA Excess	974	0	0	41	1,015	0
	Dresser ERISA Comp Limit	294,940	0	0	12,388	307,328	0
	Total	419,209	0	1,537,119	23,731	1,980,059	0

Halliburton Company Supplemental Executive Retirement Plan. The SERP provides a competitive level of pay replacement for key executives upon retirement. The current pay replacement target is 75% of final base salary at age 65 with 25 years of service. Several assumptions are made annually, which include pay increase percentage, qualified and nonqualified plan contributions, qualified and nonqualified plan investment earnings and an annuity rate.

Allocations under the SERP are made only once a year. The material factors and guidelines considered in making an allocation include:

- Retirement benefits provided from other company programs, both qualified and nonqualified;
- Current compensation;
- Length of service; and
- Years of service to normal retirement.

These factors are reviewed and approved annually by the Compensation Committee in advance of calculating any awards. Messrs. Lesar, Cornelison and Lane have participated in the SERP for over five consecutive years (the number required for vesting purposes for allocations made in 2005 and thereafter) and are fully vested in their respective account balances. Messrs. Gaut and McCollum, both of whom have participated since 2003, will be fully vested in their entire account balances in 2008. Messrs. Pope and Smith are not participants in the SERP.

The SERP is now closed to all new entrants.

The SERP amounts shown in the Registrant Contributions in Last Fiscal Year column are included in the Summary Compensation Table under All Other Compensation.

Halliburton Company Benefit Restoration Plan. The Halliburton Company Benefit Restoration Plan provides a vehicle to restore qualified plan benefits which are reduced as a result of limitations on contributions imposed under the Internal Revenue Code or due to participation in other company sponsored plans and to defer compensation that would otherwise be treated as excessive remuneration within the meaning of Section 162(m) of the Internal Revenue Code. Awards are made annually to those who meet these criteria and earn interest at an annual rate of 10%. Awards and corresponding interest balances are 100% vested and distributed upon separation from us.

Benefit Restoration amounts shown in the Registrant Contributions in Last Fiscal Year column are included in the Summary Compensation Table under All Other Compensation.

Halliburton Company Elective Deferral Plan. The Halliburton Company Elective Deferral Plan allows participants to save for retirement utilizing eligible pre-tax base and bonus compensation. They may elect to defer up to 75% of their annual base salary and up to 75% of their bonus compensation into the plan. Elections must be made on an annual basis, including the type and timing of distribution. Interest is earned based on up to four investment choices with varying degrees of risk. Amounts shown in the Aggregate Earnings in Last Fiscal Year column include all interest amounts earned on outstanding balances in 2007. Only the above-market interest is shown in the Summary Compensation Table, under Change in Pension Value and NQDC Earnings, with specific amounts noted in the narrative and footnotes.

Mr. Gaut's total deferral of $1,151,250, included $560,625 earned in 2006 under the Halliburton Annual Performance Pay Plan, and paid in 2007, and $590,625 from his 2007 payout under the 2004 cycle Performance Unit Program. Neither of these amounts is included in the column All Other Compensation in the Summary Compensation Table as the payout amounts were earned in 2006. Mr. Lesar did not make any contributions in 2007 to the plan.

None of the other NEOs chose to participate in the Halliburton Company Elective Deferral Plan during the 2007 year.

Supplemental Executive Retirement Plan for Dresser Industries, Inc. This plan pays a benefit, if necessary, to provide the executive with total retirement income equal to 60% of their final pay. The percentage is dependent on their years of service and income received from other retirement programs.

Mr. Smith was the last participant to have a benefit amount in the Supplemental Executive Retirement Plan for Dresser Industries, Inc. The amount in the columns Registrant Contribution in Last Fiscal Year and Aggregate Withdrawals/Distributions are equal as the benefit payment is not calculated until the executive separates from service.

ERISA Excess Benefit Plan for Dresser Industries, Inc. The ERISA Excess Benefit Plan for Dresser Industries, Inc. pays retirement benefits accrued as of December 31, 1998, which resulted from benefits that could not be paid from a Dresser defined benefit, defined contribution or other related plan because of the application of Internal Revenue Code Section 415. It is an unfunded excess benefit plan as defined in the Internal Revenue Code.

Interest is accrued on an annual basis at the rate of 10%. Interest is prorated should the participant separate from service prior to the end of the calendar year, as occurred for Mr. Smith. The above-market interest associated with earnings has been disclosed in the Summary Compensation Table under the column Change in Pension Value and NQDC Earnings. Mr. Smith's payment amount in the Aggregate Withdrawals/Distributions column has also been included in the Summary Compensation Table under All Other Compensation. Both of these amounts also include the total earnings for the year.

Because Mr. Cornelison is still employed by us, he received interest for the entire year as shown in the Aggregate Earnings for Last Fiscal Year column. The above-market interest associated with earnings has been disclosed in the Summary Compensation Table under Change in Pension Value and NQDC Earnings.

ERISA Compensation Limit Benefit Plan for Dresser Industries, Inc. (Defined Contribution portion). The ERISA Compensation Limit Benefit Plan for Dresser Industries, Inc. pays the accrued retirement benefit that cannot be paid from a Dresser defined benefit, defined contribution or other related plan because of the application of Internal Revenue Code Section 401(a)(17).

Interest is accrued on an annual basis at the rate of 10%. Interest is prorated should the participant separate from service prior to the end of the calendar year, as occurred for Mr. Smith. Mr. Smith's payment amount in the Aggregate Withdrawals/Distributions column has also been included in the Summary Compensation Table under All Other Compensation. Both of these amounts also include the total earnings for the year.

Because Mr. Cornelison is still employed by us, he received interest for the entire year as shown in the Aggregate Earnings for Last Fiscal Year column. The above-market interest associated with earnings has been disclosed in the Summary Compensation Table under Change in Pension Value and NQDC Earnings.

PENSION BENEFITS TABLE

Name	Plan Name	Years of Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Albert O. Cornelison, Jr.	Halliburton Retirement Plan	1.1667	26,018	0
David R. Smith	Halliburton Retirement Plan	7.6700	150,241	15,491
	ERISA Compensation Limit Benefit Plan for Dresser Industries, Inc. (DB portion)	7.6700	40,103	1,665

Halliburton Retirement Plan. The non-contributory Dresser Consolidated Salaried Retirement Plan was established in 1986 for the purpose of providing participants with a monthly defined benefit upon retirement. The plan was frozen on May 31, 1995. Mr. Cornelison began employment with Dresser Industries on March 14, 1994, which qualified him to participate in the plan. Mr. Smith began employment with Dresser Industries on October 1, 1987, which also qualified him to participate in the plan. Their participation ended when the plan was frozen. However, since they both have continued working for us after the plan freeze date, they continue to accrue both vesting service and company service until separation from the company. Messrs. Cornelison and Smith are the only NEOs to participate in the Dresser Consolidated Salaried Retirement Plan.

Dresser Industries and Halliburton merged on September 29, 1998, and Halliburton subsequently merged the Dresser Consolidated Salaried Retirement Plan into the Halliburton Retirement Plan on December 31, 2001. None of the other NEOs were eligible to participate in the Halliburton Retirement Plan as participation was limited to those salaried employees who were age 55 or older as of December 31, 1996. None of the other NEOs met such criteria. Therefore, the Pension Benefits Table refers only to Mr. Cornelison's and Smith's participation in the Halliburton Retirement Plan.

The present value of accumulated benefits is based on formulas that utilize final average compensation and service while Messrs. Cornelison and Smith were employees of Dresser Industries, Inc. Service from the date of hire to the date the plan was frozen is used to calculate the benefit amount. Therefore, Mr. Cornelison's plan service equals 1.1667 years as he was hired on March 14, 1994, and Mr. Smith's plan service equals 7.67 years as he was hired on October 1, 1987. Final average compensation is based on tax form W-2 pay (within the qualified pay limit) ending on the plan freeze date of May 31, 1995.

The assumptions used to calculate the Present Value of Accumulated Benefits with a calculation date of December 31, 2007, are as follows: 6.03% discount rate, no pre-retirement mortality assumption, Pension Protection Act 2008 post-retirement valuation mortality assumption, age 65 unreduced retirement date and no pre-retirement turnover.

Because Messrs. Cornelison and Smith are eligible for early retirement under the plan (age 55 with 10 years of vesting service), the amount of their early retirement benefit is actuarially equivalent to the age 65 benefit based on a 5% interest rate and the 1971 Group Annuity Mortality Table weighted for 90% male and 10% female.

Mr. Smith commenced payments after his retirement date and the amounts paid are indicated under Payments During Last Fiscal Year column.

ERISA Compensation Limit Benefit Plan for Dresser Industries, Inc (Defined Benefit portion). The ERISA Compensation Limit Benefit Plan for Dresser Industries, Inc. is a nonqualified plan that pays the accrued retirement benefit that cannot be paid from a Dresser defined benefit, defined contribution or other related plan because of the application of Internal Revenue Code 401(a)(17). The assumptions used to calculate the Present Value of the Accumulated Benefit (the defined benefit portion indicated in the Pension Benefits Table) are as follows: 5.78% Nonqualified valuation discount rate and the Pension Protection Act 2008 post-retirement valuation mortality assumption.

EMPLOYMENT CONTRACTS AND CHANGE-IN-CONTROL ARRANGEMENTS

Employment Contracts

Mr. Lesar. Mr. Lesar entered into an employment agreement with Halliburton as of August 1, 1995. The agreement provides that while Mr. Lesar is employed by Halliburton, management will recommend to the Compensation Committee:

- Annual supplemental retirement benefit allocations under the Supplemental Executive Retirement Plan; and
- Annual grants of stock options under Halliburton's 1993 Stock and Incentive Plan.

These recommendations are to be consistent with the criteria utilized by the Compensation Committee for similarly situated executives.

Under the terms of Mr. Lesar's employment agreement, a termination for cause is a termination for (i) gross negligence or willful misconduct in the performance of his duties and responsibilities or (ii) a conviction of a felony. In the event Mr. Lesar is involuntarily terminated by Halliburton for any reason other than termination for cause, Halliburton is obligated to pay Mr. Lesar a severance payment equal to:

- The value of any restricted shares that are forfeited because of termination; and
- Five times his annual base salary.

Mr. Gaut. Mr. Gaut entered into an employment agreement with Halliburton on March 3, 2003, which provides for an annual salary of not less than $500,000 and participation in Halliburton's Annual Performance Pay Plan. In addition, Mr. Gaut was granted 60,000 restricted shares and 200,000 stock options under the 1993 Stock and Incentive Plan. These amounts have been adjusted to reflect the stock split effected in July 2006.

Mr. Cornelison. Mr. Cornelison entered into an employment agreement with Halliburton on May 15, 2002. Mr. Cornelison's employment agreement also provides for an annual salary of not less than $332,000 and participation in Halliburton's Annual Performance Pay Plan.

Mr. McCollum. Mr. McCollum entered into an employment agreement with Halliburton on August 25, 2003. Mr. McCollum's employment agreement provides for an annual salary of not less than $350,000 and participation in Halliburton's Annual Performance Pay Plan. In addition, Mr. McCollum was granted 20,000 restricted shares and 40,000 stock options under the 1993 Stock and Incentive Plan. These amounts have been adjusted to reflect the stock split effected in July 2006.

Mr. Pope. Mr. Pope does not have an employment agreement with Halliburton.

Mr. Lane. Mr. Lane entered into an employment agreement with Halliburton on January 1, 1999. Mr. Lane's employment agreement provided for an annual salary of not less than $124,296 and participation in Halliburton's Annual Performance Pay Plan. Mr. Lane took early retirement as of December 31, 2007, and entered into a supplemental agreement to his employment agreement, which provides for certain payments to Mr. Lane based on his twenty-six years of service, including a severance payment of two times his annual base salary or $1,400,000. The restrictions on Mr. Lane's restricted stock lapsed and he retained his outstanding stock options subject to their existing vesting schedules. Mr. Lane agreed not to work for a competitor of Halliburton during the next three years beginning with his separation date of December 31, 2007. If he complies with the terms of the agreement, he will receive payments earned, if any, under the 2006 and 2007 cycles under the Performance Unit Program on a pro-rated basis and a lump sum payment of $1,050,000.

Under the terms of the employment agreements with Messrs. Cornelison, Gaut and McCollum, the reasons for termination of employment (other than death) are defined as follows:

(i) Retirement means either (a) retirement at or after normal retirement age (either voluntarily or under Halliburton's retirement policy) or (b) voluntary termination of employment in accordance with Halliburton's early retirement policy for other than a Good Reason. Good Reason means a termination of employment by employee (a) because of a material breach by Halliburton of any material provision of the employment agreement, provided such termination occurs within sixty days after the expiration of the notice period, or (b) within six months after a material reduction in the employee's rank or responsibility.

(ii) Permanent disability means the employee's physical or mental incapacity to perform his or her usual duties with such condition likely to remain continuously and permanently as reasonably determined by the Compensation Committee in good faith.

(iii) Voluntary termination means a termination of employment in the sole discretion and at the election of the employee for other than Good Reason.

(iv) Termination for cause means a termination of employee's employment by Halliburton for cause. Cause means any of the following: (a) employee's gross negligence or willful misconduct in the performance of the duties and services required of the employee; (b) employee's final conviction of a felony; (c) a material violation of Halliburton's Code of Business Conduct; or (d) employee's material breach of any material provision of his or her employment agreement which remains uncorrected for thirty days following written notice of such breach to employee by Halliburton.

If Messrs. Cornelison, Gaut, or McCollum are terminated for any reason other than death, retirement (either at age 65 or voluntarily prior to age 65), permanent disability, voluntary termination or termination by Halliburton for cause, the executive is entitled to severance payments equal to:

- The value of any restricted shares that are forfeited because of termination;
- Two years' base salary;
- Any unpaid bonus earned in prior years; and
- Any bonus payable for the year in which his employment is terminated determined as if he had remained employed for the full year.

Change-In-Control Arrangements

The Company does not maintain individual change-in-control agreements or provide for tax gross-ups on any payments associated with change-in-control. Some of our compensation plans, however, contain change-in-control provisions, which could result in payment of specific benefits.

Under the 1993 Stock and Incentive Plan, in the event of a change-in-control, the following will occur automatically:

- any outstanding options and stock appreciation rights shall become immediately vested and fully exercisable;
- any restrictions on restricted stock awards shall immediately lapse;
- all performance measures upon which an outstanding performance award is contingent are deemed achieved and the holder receives a payment equal to the maximum amount of the award he or she would have been entitled to receive, prorated to the effective date; and
- any outstanding cash awards including, but not limited to, stock value equivalent awards, immediately vest and are paid based on the vested value of the award.

Under the Annual Performance Pay Plan:

- in the event of a change-in-control during a plan year, a participant will be entitled to an immediate cash payment equal to the maximum dollar amount he or she would have been entitled to for the year, prorated through the date of the change-in-control; and
- in the event of a change-in-control after the end of a plan year but before the payment date, a participant will be entitled to an immediate cash payment equal to the incentive earned for the plan year.

Under the Performance Unit Program:

- in the event of a change-in-control during a performance cycle, a participant will be entitled to an immediate cash payment equal to the maximum amount he or she would have been entitled to receive for the performance cycle, prorated to the date of the change-in-control; and
- in the event of a change-in-control after the end of a performance cycle but before the payment date, a participant will be entitled to an immediate cash payment equal to the incentive earned for that performance cycle.

Under the Employee Stock Purchase Plan, in the event of a change-in-control, unless the successor corporation assumes or substitutes new stock purchase rights:

- the purchase date for the outstanding stock purchase rights will be accelerated to a date fixed by the Compensation Committee prior to the effective date of the change-in-control; and
- upon such effective date, any unexercised stock purchase rights will expire and Halliburton will refund to each participant the amount of his or her payroll deductions under the Employee Stock Purchase Plan, which has not yet been used to purchase stock.

POST-TERMINATION PAYMENTS

The following narratives and tables represent the impact of certain termination events on each element of compensation for NEOs as of December 31, 2007.

		Termination Event						
Name	**Payments**	**Resignation ($)**	**Early Retirement w/o Appvl ($)**	**Early Retirement w/Appvl ($)**	**Normal Retirement ($)**	**Term w/Cause ($)**	**Term w/o Cause ($)**	**Change in Control ($)**
David J. Lesar	Severance	0	0	0	0	0	6,500,000	6,500,000
	Annual Perf. Pay Plan	0	0	2,860,000	2,860,000	0	2,860,000	2,860,000
	Restricted Stock	0	0	33,143,727	33,143,727	0	33,143,727	33,143,727
	Stock Options	4,966,595	4,966,595	7,569,480	7,569,480	4,966,595	7,569,480	7,569,480
	Performance Units	0	0	5,000,000	5,000,000	0	0	5,000,000
	Nonqualified Plans	6,262,753	6,262,753	6,262,753	6,262,753	6,262,753	6,262,753	6,262,753
	Health Benefits	0	12,000	12,000	0	0	0	0
	Total	11,229,348	11,241,348	54,847,960	54,835,960	11,229,348	56,335,960	61,335,960

		Termination Event						
Name	**Payments**	**Resignation ($)**	**Early Retirement w/o Appvl ($)**	**Early Retirement w/Appvl ($)**	**Normal Retirement ($)**	**Term w/Cause ($)**	**Term w/o Cause ($)**	**Change in Control ($)**
C. Christopher Gaut	Severance	0	0	0	0	0	1,250,000	1,250,000
	Annual Perf. Pay Plan	0	0	812,500	812,500	0	812,500	812,500
	Restricted Stock	0	0	6,031,026	6,031,026	0	6,031,026	6,031,026
	Stock Options	8,007,355	8,007,355	8,253,394	8,253,394	8,007,355	8,253,394	8,253,394
	Performance Units	0	0	1,420,000	1,420,000	0	0	1,420,000
	Nonqualified Plans[1]	3,420,707	3,420,707	3,420,707	3,420,707	3,420,707	3,420,707	3,420,707
	Health Benefits	0	12,000	12,000	0	0	0	0
	Total	11,428,062	11,440,062	19,949,627	19,937,627	11,428,062	19,767,627	21,187,627

(1) Mr. Gaut is 100% vested in all the nonqualified plans. He became 100% vested in the Halliburton Supplemental Executive Retirement Plan on March 3, 2008.

Name	Payments	Termination Event						
		Resignation ($)	Early Retirement w/o Appvl ($)	Early Retirement w/Appvl ($)	Normal Retirement ($)	Term w/Cause ($)	Term w/o Cause ($)	Change in Control ($)
Albert O Cornelison, Jr. . .	Severance	0	0	0	0	0	1,100,000	1,100,000
	Annual Perf. Pay Plan	0	0	715,000	715,000	0	715,000	715,000
	Restricted Stock	0	0	5,054,844	5,054,844	0	5,054,844	5,054,844
	Stock Options	1,007,018	1,007,018	1,181,064	1,181,064	1,007,018	1,181,064	1,181,064
	Performance Units	0	0	1,173,333	1,173,333	0	0	1,173,333
	Nonqualified Plans	1,343,668	1,343,668	1,343,668	1,343,668	1,343,668	1,343,668	1,343,668
	Health Benefits	0	12,000	12,000	0	0	0	0
	Total	2,350,686	2,362,686	9,479,909	9,467,909	2,350,686	9,394,576	10,567,909

Name	Payments	Termination Event						
		Resignation ($)	Early Retirement w/o Appvl ($)	Early Retirement w/Appvl ($)	Normal Retirement ($)	Term w/Cause ($)	Term w/o Cause ($)	Change in Control ($)
Mark A. McCollum.	Severance	0	0	0	0	0	830,000	830,000
	Annual Perf. Pay Plan	0	0	415,000	415,000	0	415,000	415,000
	Restricted Stock	0	0	1,768,881	1,768,881	0	1,768,881	1,768,881
	Stock Options	557,613	557,613	624,954	624,954	557,613	557,613	624,954
	Performance Units	0	0	457,000	457,000	0	0	457,000
	Nonqualified Plans[1]	508,751	508,751	508,751	508,751	508,751	508,751	508,751
	Health Benefits	0	0	0	0	0	0	0
	Total	1,066,364	1,066,364	3,774,586	3,774,586	1,066,364	4,080,245	4,604,586

(1) Mr. McCollum is 100% vested in all the nonqualified plans except for the Halliburton Supplemental Executive Retirement Plan, in which he will become 100% vested on August 25, 2008.

Name	Payments	Termination Event						
		Resignation ($)	Early Retirement w/o Appvl ($)	Early Retirement w/Appvl ($)	Normal Retirement ($)	Term w/Cause ($)	Term w/o Cause ($)	Change in Control ($)
Lawrence J. Pope.	Severance	0	0	0	0	0	77,500	0
	Annual Perf. Pay Plan	0	0	310,000	310,000	0	0	310,000
	Restricted Stock	0	0	2,157,837	2,157,837	0	0	2,157,837
	Stock Options	1,013,893	1,013,893	1,136,885	1,136,885	1,013,893	1,013,893	1,136,885
	Performance Units	0	0	321,334	321,334	0	0	321,334
	Nonqualified Plans	35,280	35,280	35,280	35,280	35,280	35,280	35,280
	Health Benefits	0	0	0	0	0	0	0
	Total	1,049,173	1,049,173	3,961,336	3,961,336	1,049,173	1,126,673	3,961,336

Resignation. Resignation is defined as leaving the Company to work elsewhere, not attaining early or normal retirement status (see these sections for information on what constitutes these statuses) or leaving the Company voluntarily. Upon resignation, the following actions will occur for their various elements of compensation:

- *Severance Pay.* No severance would be paid to the NEO.
- *Annual Performance Pay Plan.* No payment, if any, would be paid to the NEO for the Performance Pay Plan.
- *Restricted Stock.* Any restricted stock holdings would be forfeited upon their date of resignation. Restricted stock holdings information can be found in the Outstanding Equity Awards at Fiscal Year End 2007 table.
- *Stock Options.* The NEO must exercise their outstanding, vested options within 30 days after their resignation or the options will be forfeited as per the terms of the stock option agreements. Any unvested stock options would be forfeited.

- *Performance Unit Program.* The NEO would not be eligible to receive payments, if any, from the Performance Unit Program.
- *Nonqualified Plans.* Under all circumstances, the NEO is entitled to any vested benefits under the applicable nonqualified plans as shown in the 2007 Nonqualified Deferred Compensation table. Payments from the Halliburton Company Supplemental Executive Retirement Plan and Halliburton Company Benefit Restoration Plan are paid out of a company-funded irrevocable grantor trust held at State Street Bank and Trust Company. The principal and income of the trust are treated as assets and income of Halliburton for federal income tax purposes and are subject to the claims of general creditors of Halliburton to the extent provided in the plan. However, a NEO must have five consecutive years of participation in the SERP to be fully vested in their account balance. The Halliburton Elective Deferral Plan is unfunded and payments are made by us from general assets. Payments from these plans may be paid in a lump sum or in annual installments for a maximum 10 year period. Plans related to Dresser Industries, Inc., as referenced in the 2007 Nonqualified Deferred Compensation table, are unfunded and paid by us in lump sum form from general assets.
- *Health Benefits.* The NEO would not be eligible for the $12,000 credit to assist in paying for retiree medical costs since they resigned from the Company.

Early Retirement. A NEO would become eligible for early retirement by either attaining age 50 or by attaining 70 points via a combination of age plus years of service. Eligibility for early retirement does not guarantee retention of stock awards (lapse of forfeiture restrictions on restricted stock and ability to exercise outstanding options for the remainder of the stated term). Early retirement eligibility is a condition that must be met before consideration will be given by the Compensation Committee to retention of stock awards upon separation from employment. For example, if an NEO is eligible for early retirement but is leaving us to go to work for a competitor, then their stock awards would not be considered for retention.

Early Retirement (Without Approval). The following actions will occur for their various elements of compensation:

- *Severance Pay.* No severance would be paid to the NEO.
- *Annual Performance Pay Plan.* No payment, if any, would be paid to the NEO for the Performance Pay Plan.
- *Restricted Stock.* Any restricted stock holdings would be forfeited upon their date of early retirement. Restricted stock holdings information can be found in the Outstanding Equity Awards at Fiscal Year End 2007 table.
- *Stock Options.* The NEO must exercise their outstanding, vested options within 30 days after their early retirement or the options will be forfeited as per the terms of the stock option agreements. Any unvested stock options would be forfeited. Stock option information can be found in the Outstanding Equity Awards at Fiscal Year End 2007 table.
- *Performance Unit Program.* The NEO would not be eligible to receive payments, if any, from the Performance Unit Program.
- *Nonqualified Plans.* Under all circumstances, the NEO is entitled to any vested benefits under the applicable nonqualified plans as shown in the 2007 Nonqualified Deferred Compensation table. Refer to the *Resignation* section for more information on Nonqualified Plans.
- *Health Benefits.* The NEO would be eligible for the $12,000 credit to assist with retiree medical costs. The NEO must have been age 40 or older as of December 31, 2004 and qualify for early retirement under our health and welfare plans to be eligible for this credit. The credit is only applicable if the NEO chooses Halliburton retiree medical coverage. This benefit is amortized into a monthly credit applied to the cost of retiree medical based on the number of months from the time of early retirement to age 65. For example, if an NEO is 10 years or 120 months away from age 65 at the time of their early retirement, they will receive a monthly credit in the amount of $100 ($12,000/120 months). Should the NEO choose not to elect coverage with Halliburton after their separation, they would not receive any cash in lieu of the credit. Note that this is not a cash payment, but a credit applied to the monthly retiree medical costs and only valid until the participant turns 65.

Early Retirement (With Approval). The following actions will occur for their various elements of compensation:

- *Severance Pay.* No severance would be paid to the NEO.
- *Annual Performance Pay Plan.* Prorated payment, if any, would be paid to the NEO for the Performance Pay Plan, as a result of early retirement from us with approval.
- *Restricted Stock.* Any restricted stock holdings would be lapsed upon the date of early retirement. Restricted stock holdings information can be found in the Outstanding Equity Awards at Fiscal Year End 2007 table.

- *Stock Options.* The NEO will be granted retention of their option awards. The unvested awards will continue to vest per the vesting schedule outlined in their stock option agreement and any vested options will not expire until 10 years from the grant award date.
- *Performance Unit Program.* Upon approval by the Compensation Committee, the NEO will participate on a pro-rated basis for any Performance Unit Program cycles that have not been completed at the time of the NEO's early retirement. These payments, if earned, are paid out and the NEO would receive payments at the same time as other participants, which is usually no later than March of the year following the close of the cycle.
- *Nonqualified Plans.* Under all circumstances, the NEO is entitled to any vested benefits under the applicable nonqualified plans as shown in the 2007 Nonqualified Deferred Compensation table. Refer to the *Resignation* section for more information on Nonqualified Plans.
- *Health Benefits.* The NEO would be eligible for the $12,000 credit to assist with retiree medical costs. The NEO must have been age 40 or older as of December 31, 2004 and at their retirement are at least age 55 with 10 years of service or their age and service years are equal to 70 points, to be eligible for this credit. Refer to the *Early Retirement (Without Approval)* section for more information on Health Benefits.

Normal Retirement. A NEO would be eligible for normal retirement should they separate from the company at age 65 or later. The following actions will occur for their various elements of compensation:

- *Severance Pay.* No severance would be paid to the NEO.
- *Annual Performance Pay Plan.* Prorated payment, if any, would be paid to the NEO as a result of normal retirement.
- *Restricted Stock.* Any restricted stock holdings would vest upon the date of normal retirement. Restricted stock holdings information can be found in the Outstanding Equity Awards at Fiscal Year End 2007 table.
- *Stock Options.* The NEO will be granted retention of their outstanding option awards. The unvested awards will continue to vest per the vesting schedule outlined in their stock option agreement and any vested options will not expire until 10 years from the grant award date.
- *Performance Unit Program.* The NEO will participate on a pro-rated basis for any Performance Unit Program cycles that have not been completed at the time of the NEO's normal retirement. These payments, if earned, are paid out and the NEO would receive payments at the same time as other participants, which is usually no later than March following the close of the cycle.
- *Nonqualified Plans.* Under all circumstances, the NEO is entitled to any vested benefits under the applicable nonqualified plans as shown in the 2007 Nonqualified Deferred Compensation table. Refer to the *Resignation* section for more information on Nonqualified Plans.
- *Health Benefits.* The NEO would not be eligible for the $12,000 credit as they would be age 65 or older at the time of normal retirement.

Termination (For Cause). Should the NEO be terminated for cause from the Company, such as violating a Code of Business Conduct policy, the following actions will occur for their various elements of compensation:

- *Severance Pay.* No severance would be paid to the NEO.
- *Annual Performance Pay Plan.* No payment, if any, would be paid to the NEO for the Performance Pay Plan.
- *Restricted Stock.* Any restricted stock holdings would be forfeited upon their date of termination. Restricted stock holdings information can be found in the Outstanding Equity Awards at Fiscal Year End 2007 table.
- *Stock Options.* The NEO must exercise their outstanding, vested options within 30 days after their termination or the options will be forfeited as per the terms of the stock option agreements. Any unvested stock options would be forfeited. Stock option information can be found in the Outstanding Equity Awards at Fiscal Year End 2007 table.
- *Performance Unit Program.* No payment, if any, would be paid to the NEO for the Performance Unit Program.
- *Nonqualified Plans.* Under all circumstances, the NEO is entitled to any vested benefits under the applicable nonqualified plans as shown in the 2007 Nonqualified Deferred Compensation table. Refer to the *Resignation* section for more information on Nonqualified Plans.
- *Health Benefits.* The NEO would not be eligible for the $12,000 credit to assist in paying for retiree medical costs.

Termination (Without Cause). Should a NEO with an employment agreement be terminated without cause by Halliburton, such as termination at the convenience of the Company or upon mutual decision that it is in the best interests of both parties if the NEO's employment terminated, then the provisions of their applicable employment agreements related to severance payments, annual performance pay plan, and lapsing of stock restrictions would apply and are conditioned on a release agreement being executed by the NEO. Failure to do so will result in no payments for these items being made to the NEO. The following actions will occur for their various elements of compensation:

- *Severance Pay.* Severance is paid according to terms of an employment agreement where applicable. Mr. Lesar's severance multiple is five times base salary at the time of termination. Messrs. Cornelison, Gaut and McCollum would receive severance in the amount of two times base salary at the time of termination. Mr. Pope does not have an employment agreement with us, but would be eligible for severance under our severance policy. Severance paid under the terms of the employment agreement fully satisfies any and all other claims for severance under our plans or policies.
- *Annual Performance Pay Plan.* For NEOs with employment agreements, participation is continued for the full year of separation and at the existing participation level at separation; however, any payments are made at the time all other participants receive payment and only if our performance yields a payment under the terms of the plan. These payments usually occur no later than the end of February in the year following the plan year. If the NEO does not have an employment agreement, then no payment would be made.
- *Restricted Shares.* For NEOs with employment agreements, restricted shares under the 1993 Stock and Incentive Plan are automatically vested, otherwise, restricted shares are forfeited.
- *Stock Options.* If the NEO is eligible for early retirement, then they will be granted retention of their option awards. The unvested awards will continue to vest per the vesting schedule outlined in their stock option agreement and any vested options will not expire until 10 years from the grant award date. If the NEO is not eligible for early retirement, then they must exercise their outstanding, vested options within 30 days after their early retirement or the options will be forfeited as per the terms of the stock option agreements. Any unvested stock options would be forfeited.
- *Performance Unit Program.* No payment, if any, would be paid to the NEO for the Performance Unit Program.
- *Nonqualified Plans.* Under all circumstances, the NEO is entitled to any vested benefits under the applicable nonqualified plans as shown in the 2007 Nonqualified Deferred Compensation table. Refer to the *Resignation* section for more information on Nonqualified Plans.
- *Health Benefits.* The NEO would not be eligible for the $12,000 credit to assist in paying for retiree medical costs.

Change in Control. Should a NEO be affected by a change in control and subsequently terminated as a result, the following actions will occur for their various elements of compensation:

- *Severance Pay.* For all NEOs, except Mr. Lesar, the severance payment is calculated by multiplying their annual base salary as of the date of the NEO's separation by two. Mr. Lesar's severance multiple is five times base salary at the time of termination. Mr. Pope is not eligible for severance as he does not have an employment agreement with us. A severance payment is only triggered in cases of termination without cause or upon the occurrence of a change in control. To receive severance pay, the NEO is required to sign a separation agreement releasing us from all future claims. Severance paid under the terms of the employment agreement fully satisfies any and all other claims for severance under our plans or policies.
- *Annual Performance Pay Plan.* In the event of a change-in-control during a plan year, the NEOs will be entitled to an immediate cash payment equal to the maximum dollar amount he or she would have been entitled to for the year, prorated through the date of the change-in-control. In the event of a change-in-control after the end of a plan year but before the payment date, the NEOs will be entitled to an immediate cash payment equal to the incentive earned for the plan year.
- *Restricted Shares.* Restricted shares under the 1993 Stock and Incentive Plan are automatically vested.
- *Stock Options.* Any outstanding options shall become immediately vested and fully exercisable by the NEO.
- *Performance Unit Program.* In the event of a change-in-control during a performance cycle, NEOs will be entitled to an immediate cash payment equal to the maximum amount he or she would have been entitled to receive for the performance cycle, prorated to the date of the change-in-control. In the event of a change-in-control after the end of a performance cycle but before the payment date, NEOs will be entitled to an immediate cash payment equal to the incentive earned for that performance cycle.
- *Nonqualified Plans.* Under all circumstances, the NEO is entitled to any vested benefits under the applicable nonqualified plans as shown in the 2007 Nonqualified Deferred Compensation table. Refer to the *Resignation* section for more information on Nonqualified Plans.
- *Health Benefits.* The NEO would not be eligible for the $12,000 credit to assist in paying for retiree medical costs unless they were eligible for early retirement at the time of the change-in-control.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	14,232,605	$20.81	21,303,733
Equity compensation plans not approved by security holders	—	—	—
Total	14,232,605	$20.81	21,303,733

Note: There are 11,462 shares with a weighted average exercise price of $19.80 to be issued upon exercise of outstanding options that were assumed in the 1998 Dresser merger. No further grants can be issued under these assumed plans.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

Calpine Corporation, in connection with the departure of its Chairman, President and Chief Executive Officer, named Mr. Derr Chairman of the Board and Acting Chief Executive Officer in November 2005. Mr. Derr, who had previously held the position of Lead Director of Calpine, was Acting Chief Executive Officer for approximately two weeks. On December 20, 2005, Calpine Corporation filed for federal bankruptcy protection under Chapter 11. Calpine has met all statutory requirements under its Sixth Amended Joint Plan of Reorganization, which was confirmed by the U.S. Bankruptcy Court in an order entered on December 19, 2007. Mr. Derr continues to serve as a member of Calpine's Board of Directors.

There are no legal proceedings to which any director, officer or principal stockholder, or any affiliate thereof, is a party that would be material and adverse to Halliburton.

DIRECTORS' COMPENSATION

Directors' Fees and Deferred Compensation Plan

All non-employee Directors receive an annual retainer of $50,000 and an attendance fee of $2,000 for each meeting of the Board and for each committee meeting attended. The chairman of each committee also receives an additional retainer annually for chairing a committee as follows: Audit — $20,000; Compensation — $15,000; Health, Safety and Environment — $10,000; and Nominating and Corporate Governance — $10,000.

Under the Directors' Deferred Compensation Plan, Directors are permitted to defer their fees or a portion of their fees. A participant may elect, on a prospective basis, to have his or her deferred compensation account either credited quarterly with interest at the prime rate of Citibank, N.A. or translated on a quarterly basis into Halliburton common stock equivalents. Distributions will be made after retirement to the Director in a lump sum or in annual installments over a 5- or 10-year period, as elected by them. Distributions of common stock equivalents are made in shares of common stock, while distributions of deferred compensation credited with interest are made in cash. Ms. Bader and Ms. Reed and Messrs. Bennett, Boyd, Carroll, Crandall, Derr, Gillis, Hunt, and Precourt have elected to participate in the plan.

Directors' Restricted Stock Awards

Each non-employee Director receives an annual award of restricted shares of common stock as a part of his or her compensation in addition to the Directors' annual retainer and attendance fees. Messrs. Crandall and Howell participate in the Directors' Retirement Plan described below and each receives an annual award of restricted shares of common stock with a value of $75,000 on the date of the award. The remaining non-employee Directors do not participate in the plan and, therefore, they each receive an annual award of restricted shares of common stock with a value of $100,000 on the date of the award.

Restricted shares may not be sold, assigned, pledged or otherwise transferred or encumbered until the restrictions are removed. Restrictions lapse following termination of Board service under specified circumstances, which include, among others, death or disability, retirement under the Director mandatory retirement policy or early retirement after at least four years of service. During the restriction period, Directors have the right to vote and to receive dividends on the restricted shares. Any shares that are restricted under the plan's provisions following termination of service are forfeited.

Directors' Retirement Plan

The Directors' Retirement Plan is closed to new Directors elected after May 16, 2000. Under the Directors' Retirement Plan, each participant will receive an annual benefit upon the benefit commencement date. The benefit commencement date is the later of a participant's termination date or attainment of age 65. The benefit will be equal to the last annual retainer for the participant for a period of years equal to the participant's years of service on his or her termination date. Upon the death of a participant, benefit payments will be made to the surviving spouse, if any, over the remainder of the retirement benefit payment period. Years of service for each Director participant under the plan are: Mr. Crandall — 23, and Mr. Howell — 17. Assets are transferred to State Street Bank and Trust Company, as Trustee, to be held under an irrevocable grantor trust to aid Halliburton in meeting its obligations under the Directors' Retirement Plan. The principal and income of the trust are treated as assets and income of Halliburton for federal income tax purposes and are subject to the claims of general creditors of Halliburton to the extent provided in the plan.

In 2007, Halliburton and the Board amended the plan to provide participants with a one-time election to receive a lump sum payment of the present value of any remaining payments, if the Director is retired and receiving annual payments or the present value of their plan benefit upon retirement, if the Director is still actively serving on the Board. Messrs. Crandall and Howell both elected the lump sum payment and will receive the payment after they retire from the Board.

Charitable Contributions

Matching Gift Programs. To further Halliburton's support for charities, Directors may participate in the Halliburton Foundation's matching gift programs for educational institutions, not-for-profit hospitals and medical foundations. For each eligible contribution, the Halliburton Foundation makes a contribution of two times the amount contributed, subject to approval by its Trustees and providing the contribution meets certain criteria. The maximum aggregate of all contributions each calendar year by a Director, eligible for matching, is $50,000, resulting in a maximum aggregate amount contributed annually by the Halliburton Foundation in the form of matching gifts of $100,000 for any Director who participates in the programs. Neither the Halliburton Foundation nor Halliburton has made a charitable contribution to any charitable organization in which a Director serves as an executive officer, within the preceding three years, that exceeds in any single year the greater of $1 million or 2% of such charitable organization's consolidated gross revenues.

Other Benefits

Accidental Death and Dismemberment. Certain Directors have chosen to participate in the company provided program. Ms. Bader and Messrs. Carroll, Crandall, Derr, Gillis, Howell, Martin, and Precourt elected coverage for the standard principal amount of $250,000 each. We paid a total of $1,213 in premiums for these Directors. These premiums are included in the All Other Compensation column for those who participate. The other Directors declined coverage in 2007.

2007 DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Kathleen M. Bader	70,000	22,973	0	0	0	1,280	94,253
Alan M. Bennett	88,000	78,005	0	0	1,197	141,450	308,652
James R. Boyd	86,000	78,005	0	0	0	87,337	251,342
Milton Carroll	80,000	30,466	0	0	0	1,691	112,157
Robert L. Crandall	124,000	74,736	0	0	50,000	181,070	429,806
Kenneth T. Derr	89,000	99,733	0	0	7,382	111,751	307,866
S. Malcolm Gillis	76,000	133,706	0	0	2,353	99,587	311,646
W. R. Howell	97,000	74,736	0	0	50,000	6,909	228,645
Ray L. Hunt	60,000	4,497	0	0	0	8,831	73,328
J. Landis Martin	100,000	99,733	0	0	0	106,491	306,224
Jay A. Precourt	98,000	99,733	0	0	10,923	213,889	422,545
Debra L. Reed	84,000	99,733	0	0	13,545	30,780	228,058

Fees Earned or Paid In Cash. The amounts in this column represent the fees earned for meeting attendance in fiscal year 2007, but not necessarily paid in 2007. Refer to the section Directors' Fees and Deferred Compensation Plan for information on meeting fees.

Stock Awards. FASB Statement 123R requires the fair value of equity awards to be recognized in the financial statements over the period the Director is required to provide service in exchange for the award, i.e. the vesting period. We calculate the fair value of restricted stock awards by multiplying the number of restricted shares granted by the closing stock price as of the award's grant date. For a discussion of the assumptions made in these valuations, refer to Note 1 to the Consolidated Financial Statements, Description of Company and Significant Accounting Policies — Stock-based compensation, in the Halliburton Company Form 10-K for the fiscal year ended December 31, 2007.

The aggregate number of shares of restricted stock outstanding at fiscal year end are: Ms. Bader — 4,804; Mr. Bennett — 9,769; Mr. Boyd — 9,769; Mr. Carroll — 4,804; Mr. Crandall — 20,571; Mr. Derr — 18,095; Dr. Gillis — 13,295; Mr. Howell — 20,571; Mr. Martin — 19,695; Mr. Precourt — 19,695; and Ms. Reed — 18,095. Mr. Hunt retired from the Board in May 2007 and, therefore, has no remaining restricted stock outstanding at fiscal year end because all of his restricted shares vested upon his retirement.

The total grant date fair value of each restricted stock award received in 2007 as computed in accordance with FASB Statement 123R is: Ms. Bader — $171,171; Mr. Bennett — $99,991; Mr. Boyd — $99,991; Mr. Carroll — $99,991; Mr. Crandall — $74,993; Mr. Derr — $99,991; Dr. Gillis — $99,991; Mr. Howell — $74,993; Mr. Martin — $99,991; Mr. Precourt — $99,991; and Ms. Reed — $99,991. Ms. Bader's restricted stock award is higher than the other Directors' awards due to her receiving an initial award upon her election to the Board, which has a fair value of $71,180. Mr. Hunt retired from the Board in May 2007 and as a result he did not receive a restricted stock award in 2007.

Option Awards. Stock option awards are no longer granted to non-employee Directors. All options have been fully expensed using the Black-Scholes option pricing model and, therefore, the column is left blank.

The aggregate number of stock options outstanding at fiscal year end are: Mr. Crandall — 6,000; Mr. Derr — 14,000; Mr. Howell — 6,000; Mr. Martin — 20,000; Mr. Precourt — 22,000; and Ms. Reed — 14,000. Mr. Hunt retired from the Board in May 2007 and has no stock options outstanding at fiscal year end.

Non-Equity Incentive Plan Compensation. The Company does not utilize this type of award and the amount is therefore blank.

Change in Pension Value and Nonqualified Deferred Compensation Earnings. Only Mr. Crandall and Mr. Howell participate in the frozen Directors' Retirement Plan. Each realized a $50,000 increase in pension value resulting from another year of continued service.

Directors' amounts also include above-market interest credited under the Directors' Deferred Compensation Plan as follows: Mr. Bennett — $1,197; Mr. Derr — $7,382; Dr. Gillis — $2,353; Mr. Precourt — $10,923; and Ms. Reed — $13,545. The above-market earnings associated with this plan equal 2.445% (8.125% (plan interest) minus 5.68% (120% AFR rate)).

All Other Compensation. This column includes compensation related to the Halliburton Foundation, Accidental Death and Dismemberment program, restricted stock dividends and dividend equivalents associated with the Directors' Deferred Compensation Plan.

Directors who participated in the matching gift program under the Halliburton Foundation and the corresponding match provided by the Halliburton Foundation include: Mr. Bennett — $138,000; Mr. Boyd — $83,400; Mr. Crandall — $60,000; Mr. Derr — $100,000; Dr. Gillis — $95,304; Mr. Martin — $100,000; Mr. Precourt — $200,000; and Ms. Reed — $25,000. The amounts reflected indicate matching payments made by the Halliburton Foundation in 2007. Because of differences between the time when the Director makes the charitable contribution and the time when the Halliburton Foundation makes the matching payment, amounts paid by the Halliburton Foundation may apply to contributions made by the Directors in both 2006 and 2007 and the amounts shown may exceed $100,000 in those instances.

Directors who participated in the company-paid for Accidental Death and Dismemberment program and incurred imputed income for the benefit amount include: Ms. Bader — $100; Mr. Carroll — $159; Mr. Crandall — $159; Mr. Derr — $159; Dr. Gillis — $159; Mr. Howell — $159; Mr. Martin — $159; and Mr. Precourt — $159.

Directors who received dividends on restricted stock held on Halliburton record dates include: Ms. Bader — $1,045; Mr. Bennett — $2,908; Mr. Boyd — $2,908; Mr. Carroll — $1,195; Mr. Crandall — $6,750; Mr. Derr — $5,780; Dr. Gillis — $4,124; Mr. Howell — $6,750; Mr. Hunt — $1,267; Mr. Martin — $6,332; Mr. Precourt — $6,332; and Ms. Reed — $5,780.

Directors who received dividend equivalents credited under the Directors' Deferred Compensation Plan include: Ms. Bader — $135; Mr. Bennett — $542; Mr. Boyd — $1,029; Mr. Carroll — $337; Mr. Crandall — $114,161; Mr. Derr — $5,812; Mr. Hunt — $7,564; and Mr. Precourt — $7,398.

AUDIT COMMITTEE REPORT

Halliburton's Audit Committee consists of Directors who, in the business judgment of the Board, are independent under Securities and Exchange Commission regulations and the New York Stock Exchange listing standards. In addition, in the business judgment of the Board, all five members of the Audit Committee, Kathleen M. Bader, Alan M. Bennett, Robert L. Crandall, J. Landis Martin and Jay A. Precourt, have accounting or related financial management experience required under the listing standards and have been designated by the Board as "audit committee financial experts." We operate under a written charter, a copy of which is available on Halliburton's website, *www.halliburton.com*. As required by the charter, we review and reassess the charter annually and recommend any changes to the Board for approval.

Halliburton's management is responsible for preparing Halliburton's financial statements and the principal independent public accountants are responsible for auditing those financial statements. The Audit Committee's role is to provide oversight of management in carrying out management's responsibility and to appoint, compensate, retain and oversee the work of the principal independent public accountants. The Audit Committee is not providing any expert or special assurance as to Halliburton's financial statements or any professional certification as to the principal independent public accountants' work.

In fulfilling our oversight role for the year ended December 31, 2007, we:

- reviewed and discussed Halliburton's audited financial statements with management;
- discussed with KPMG LLP, Halliburton's principal independent public accountants, the matters required by Statement on Auditing Standards No. 114 relating to the conduct of the audit;
- received from KPMG LLP the written disclosures and letter required by Independence Standards Board Standard No. 1; and
- discussed with KPMG LLP its independence.

Based on our:

- review of the audited financial statements;
- discussions with management;
- discussions with KPMG LLP; and
- review of KPMG LLP's written disclosures and letter,

we recommended to the Board that the audited financial statements be included in Halliburton's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, for filing with the Securities and Exchange Commission. Our recommendation considers our review of that firm's qualifications as independent public accountants for the Company. Our review also included matters required to be considered under Securities and Exchange Commission rules on auditor independence, including the nature and extent of non-audit services. In our business judgment the nature and extent of non-audit services performed by KPMG LLP during the year did not impair the firm's independence.

Respectfully submitted,
THE AUDIT COMMITTEE OF DIRECTORS

Kathleen M. Bader
Alan M. Bennett
Robert L. Crandall, Chairman
J. Landis Martin
Jay A. Precourt

FEES PAID TO KPMG LLP

During 2007 and 2006, Halliburton incurred the following fees for services performed by KPMG LLP. The 2007 fees are substantially lower as compared to 2006 because the amount of audit work in 2007 was reduced after KBR, Inc. was separated from us on April 5, 2007.

	2007 (in millions)	2006 (in millions)
Audit fees	$ 9.9	$19.9
Audit-related fees	0.1	0.1
Tax fees	1.5	3.8
All other fees	0.1	0.5
Total	$11.6	$24.3

Audit Fees

Audit fees represent the aggregate fees for professional services rendered by KPMG LLP for the integrated audit of our annual financial statements for the fiscal years ended December 31, 2007 and December 31, 2006. Audit fees also include the audits of many of our subsidiaries in regards to compliance with statutory requirements in foreign countries, reviews of our financial statements included in the Forms 10-Q we filed for fiscal years 2007 and 2006, and review of registration statements.

Audit-Related Fees

Audit-related fees primarily include professional services rendered by KPMG LLP for audits of some of our subsidiaries relating to transactions.

Tax Fees

The aggregate fees for tax services primarily consisted of international tax compliance and tax return services related to our expatriate employees.

All Other Fees

All other fees comprise professional services rendered by KPMG LLP related to immigration services and other non recurring miscellaneous services.

Pre-Approval Policies and Procedures

The Audit Committee has established written pre-approval policies that require the approval by the Audit Committee of all services provided by KPMG LLP as the principal independent public accountants that examine the financial statements and the books and records of Halliburton and all audit services provided by other independent public accountants. The policy is attached to this proxy statement as Appendix B. All of the fees described above provided by KPMG LLP to Halliburton were approved in accordance with the policy. Our Audit Committee considered whether KPMG LLP's provisions of tax services and All Other Fees as reported above is compatible with maintaining KPMG LLP's independence as our principal independent public accounting firm.

Work Performed by KPMG LLP's Partners and Employees

KPMG LLP's work on Halliburton's audit was performed by KPMG LLP partners and employees.

PROPOSAL FOR RATIFICATION OF THE SELECTION OF AUDITORS

(Item 2)

KPMG LLP has examined Halliburton's financial statements beginning with the year ended December 31, 2002. A resolution will be presented at the Annual Meeting to ratify the appointment by the Board of that firm as independent public accountants to examine the financial statements and the books and records of Halliburton for the year ending December 31, 2008. The appointment was made upon the recommendation of the Audit Committee. KPMG LLP has advised that neither the firm nor any member of the firm has any direct financial interest or any material indirect interest in Halliburton. Also, during at least the past three years, neither the firm nor any member of the firm has had any connection with Halliburton in the capacity of promoter, underwriter, voting trustee, director, officer or employee.

Representatives of KPMG LLP are expected to be present at the Annual Meeting, will have an opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions from stockholders.

The affirmative vote of the holders of a majority of the shares of Halliburton's common stock represented at the Annual Meeting and entitled to vote on the matter is needed to approve the proposal.

If the stockholders do not ratify the selection of KPMG LLP, the Board will reconsider the selection of independent public accountants.

The Board of Directors recommends a vote FOR ratification of the appointment of KPMG LLP as independent public accountants to examine the financial statements and books and records of Halliburton for the year 2008.

†††††††††

PROPOSAL TO REAPPROVE THE MATERIAL TERMS OF PERFORMANCE GOALS UNDER THE 1993 STOCK AND INCENTIVE PLAN

(Item 3)

Introduction

On February 18, 1993, the Board of Directors adopted the Halliburton Company 1993 Stock and Long-Term Incentive Plan which was first approved by stockholders on May 18, 1993. The plan has been amended from time to time, and the plan has been renamed the 1993 Stock and Incentive Plan.

Reapproval of Material Terms

Section 162(m) of the Internal Revenue Code limits our ability to deduct for federal income tax purposes any compensation in excess of $1 million paid to our Chief Executive Officer and our four other most highly compensated officers, unless the compensation qualifies as performance-based compensation. We have made awards to our employees and officers that qualify as performance-based compensation deductible under section 162(m) of the Internal Revenue Code. As required under section 162(m) of the Internal Revenue Code and related regulations, you are being asked to reapprove the material terms of the performance goals under the 1993 Stock and Incentive Plan so that awards made to our employees and officers will continue to qualify as performance-based compensation deductible under section 162(m) of the Internal Revenue Code. We are not proposing any amendment to the terms of the 1993 Stock and Incentive Plan in connection with this reapproval of the material terms of the performance goals under the 1993 Stock and Incentive Plan.

For purposes of section 162(m) of the Internal Revenue Code, the material terms of the performance goals include (i) the employees eligible to receive compensation under the 1993 Stock and Incentive Plan, (ii) a description of the business criteria on which the performance goal is based, and (iii) the maximum amount of compensation that can be paid to a participant under the performance goal. These aspects of the 1993 Stock and Incentive Plan are discussed below.

The description of the 1993 Stock and Incentive Plan below is qualified by reference to the full text of the 1993 Stock and Incentive Plan, which is attached as Appendix C to this proxy statement.

THE 1993 STOCK AND INCENTIVE PLAN

Types of Awards

The 1993 Stock and Incentive Plan provides for the grant of any or all of the following types of awards:

- stock options, including incentive stock options and non-qualified stock options;
- stock appreciation rights, either independent of, or in connection with, stock options;
- restricted stock;
- restricted stock units;
- performance awards; and
- stock value equivalent awards.

Any stock option granted in the form of an incentive stock option must satisfy the requirements of section 422 of the Internal Revenue Code. Awards may be made to the same person on more than one occasion and may be granted singly, in combination, or in tandem as determined by the Compensation Committee. To date, only awards of non-qualified stock options, restricted stock, restricted stock units and cash-based performance awards have been made under the 1993 Stock and Incentive Plan.

Term

The 1993 Stock and Incentive Plan is of an indefinite duration.

Administration

The Board of Directors has appointed the Compensation Committee to administer the 1993 Stock and Incentive Plan. Subject to the terms of the 1993 Stock and Incentive Plan, and to any approvals and other authority as the Board of Directors may reserve to itself from time to time, the Compensation Committee, consistent with the terms of the 1993 Stock and Incentive Plan, will have authority to:

- select the individuals to receive awards and determine the timing, form, amount or value and term of grants and awards, and the conditions and restrictions, if any, subject to which grants and awards will be made and become payable under the 1993 Stock and Incentive Plan;
- construe the 1993 Stock and Incentive Plan and prescribe rules and regulations for the administration of the 1993 Stock and Incentive Plan; and
- make any other determinations authorized under the 1993 Stock and Incentive Plan as the Compensation Committee deems necessary or appropriate.

Eligibility

A broad group of our employees and employees of our affiliates are eligible to participate in the 1993 Stock and Incentive Plan. The selection of participants from eligible employees is within the discretion of the Compensation Committee. Non-employee Directors are eligible to participate in the 1993 Stock and Incentive Plan. Currently there are approximately 4,500 active participants in the 1993 Stock and Incentive Plan.

Shares Subject to the Plan

The total shares currently authorized for awards under the 1993 Stock and Incentive Plan is 98,000,000, of which no more than 32,000,000 shares may be issued in the form of restricted stock, restricted stock units or pursuant to performance awards. To date, approximately 22,624,000 shares have been issued in the form of restricted stock and restricted stock units and no shares have been issued pursuant to share-based performance awards. This leaves a total of approximately 9,376,000 shares available for issuance for future restricted stock, restricted stock units and share-based performance awards. There is a 1,000,000 share limit on the total number of shares which may be awarded to a participant in any calendar year, including performance awards, stock options and stock appreciation rights. Repricing or the cancellation and reissuance of stock options or stock appreciation rights is prohibited.

Stock Options

Under the 1993 Stock and Incentive Plan, the Compensation Committee may grant awards in the form of stock options to purchase shares of common stock. The Compensation Committee will determine the number of shares subject to an option, the manner and time of the option's exercise, and the exercise price per share of stock subject to the option. The term of an option may not exceed ten years. No consideration is received by us for granting stock options. The exercise price of a stock option will not be less than the fair market value of the common stock on the date the option is granted. The Compensation Committee will designate each option as a non-qualified or an incentive stock option.

The option exercise price may, at the discretion of the Compensation Committee, be paid by a participant in cash, shares of common stock or a combination of cash and common stock. Except as set forth below with regard to specific corporate changes, no option will be exercisable within six months of the date of grant.

Stock Appreciation Rights

The 1993 Stock and Incentive Plan also authorizes the Compensation Committee to grant stock appreciation rights either independent of, or in connection with, a stock option. The exercise price of a stock appreciation right will not be less than the fair market value of the common stock on the date the stock appreciation right is granted. If granted with a stock option, exercise of stock appreciation rights will result in the surrender of the right to purchase the shares under the option as to which the stock appreciation rights were exercised. Upon exercising a stock appreciation right, the holder receives for each share for which the stock appreciation right is exercised, an amount equal to the difference between the exercise price and the fair market value of the common stock on the date of exercise. Payment of that amount may be made in shares of common stock, cash, or a combination of cash and common stock, as determined by the Compensation Committee. The stock appreciation rights will not be exercisable within six months of the date of grant. The term of a stock appreciation right grant may not exceed ten years, and no consideration is received by us for granting stock appreciation rights.

Restricted Stock

The 1993 Stock and Incentive Plan provides that shares of common stock subject to specific restrictions may be awarded to eligible individuals as determined by the Compensation Committee. These awards are subject to the 32,000,000 share limit on the total number of shares that may be issued under the 1993 Stock and Incentive Plan in the form of restricted stock, restricted stock units or performance awards. The Compensation Committee will determine the nature and extent of the restrictions on the shares, the duration of the restrictions, and any circumstance under which restricted shares will be forfeited. With a limited exception, the restriction period may not be less than three years from the date of grant. During the period of restriction, recipients will have the right to receive dividends and the right to vote the shares.

Restricted Stock Units

The 1993 Stock and Incentive Plan authorizes the Compensation Committee to grant restricted stock units. A restricted stock unit is a unit evidencing the right to receive one share of common stock or an equivalent cash value equal to the fair market value of a share of common stock. These awards are subject to the 32,000,000 share limit on the total number of shares that may be issued under the 1993 Stock and Incentive Plan in the form of restricted stock, restricted stock units or performance awards. The Compensation Committee will determine the nature and extent of the restrictions on the restricted stock units, the duration of the restrictions, and any circumstance under which restricted stock units will be forfeited. With a limited exception, the restriction period may not be less than three years from the date of grant. The Compensation Committee may provide for the payment of dividend equivalents during the period of restriction, but recipients will not have the right to receive actual dividends or to vote the shares underlying the restricted stock units.

Performance Awards

The 1993 Stock and Incentive Plan permits the Compensation Committee to grant performance awards to eligible individuals. Performance awards are awards that are contingent on the achievement of one or more performance measures. Performance awards may be settled in cash or stock, as determined by the Compensation Committee. These awards are subject to the 32,000,000 share limit on the total number of shares that may be issued under the 1993 Stock and Incentive Plan in the form of restricted stock, restricted stock units or stock-based performance awards. The cash value (determined as of the date of grant) of any performance award that is not denominated in stock granted to any one participant in a calendar year may not exceed $5,000,000.

The performance criteria that may be used by the Compensation Committee in granting performance awards consist of objective tests based on the following:

- earnings
- cash flow
- customer satisfaction
- revenues
- financial return ratios
- profit return and margins
- market share
- working capital
- cash value added performance
- stockholder return and/or value
- operating profits (including EBITDA)
- net profits
- earnings per share
- stock price
- cost reduction goals
- debt to capital ratio

The Compensation Committee may select one criterion or multiple criteria for measuring performance. The measurement may be based on our overall corporate performance, based on subsidiary or business unit performance, or based on comparative performance with other companies or other external measures of selected performance criteria. The Compensation Committee will also determine the length of time over which performance will be measured and the effect of a recipient's death, disability, retirement or other termination of service during the performance period.

Stock Value Equivalent Awards

The 1993 Stock and Incentive Plan permits the Compensation Committee to grant stock value equivalent awards to eligible individuals. Stock value equivalent awards are rights to receive the fair market value of a specified number of shares of common stock, or the appreciation in the fair market value of the shares, over a specified period of time, pursuant to a vesting schedule, all as determined by the Compensation Committee. Payment of the vested portion of a stock value equivalent award shall be made in cash, based on the fair market value of the common stock on the payment date. The Compensation Committee will also determine the effect of a recipient's death, disability, retirement or other termination of service during the applicable period.

Change-in-Control

In the event of a corporate change, unless an award document otherwise provides, as of the corporate change effective date, the following will occur automatically:

- any outstanding options and stock appreciation rights shall become immediately vested and fully exercisable;
- any restrictions on restricted stock awards or restricted stock unit awards shall immediately lapse;
- all performance measures upon which an outstanding performance award is contingent shall be deemed achieved and the holder shall receive a payment equal to the maximum amount of the award he or she would have been entitled to receive, prorated to the corporate change effective date; and
- any outstanding cash awards including, but not limited to, stock value equivalent awards, shall immediately vest and be paid based on the vested value of the award.

Federal Income Tax Treatment

The following summarizes the current U.S. federal income tax consequences generally arising for awards under the 1993 Stock and Incentive Plan.

A participant who is granted an incentive stock option does not realize any taxable income at the time of the grant or at the time of exercise, but in some circumstances may be subject to an alternative minimum tax as a result of the exercise. Similarly, we are not entitled to any deduction at the time of grant or at the time of exercise. If the participant makes no disposition of the shares acquired pursuant to an incentive stock option before the later of two years from the date of grant and one year from the date of exercise, any gain or loss realized on a subsequent disposition of the shares will be treated as a long-term capital gain or loss. Under these circumstances, we will not be entitled to any deduction for federal income tax purposes. If the participant fails to hold the shares for that period, the disposal is treated as a disqualifying disposition. The gain on the disposition is ordinary income to the participant to the extent of the difference between the option price and the fair market value on the exercise date. Any excess is long-term or short-term capital gain, depending on the holding period. Under these circumstances, we will be entitled to a tax deduction equal to the ordinary income amount the participant recognizes in a disqualifying disposition.

A participant who is granted a non-qualified stock option does not have taxable income at the time of grant, but does have taxable income at the time of exercise. The income equals the difference between the exercise price of the shares and the market value of the shares on the date of exercise. We are entitled to a corresponding tax deduction for the same amount.

The grant of a stock appreciation right will produce no U.S. federal tax consequences for the participant or us. The exercise of a stock appreciation right results in taxable income to the participant, equal to the difference between the exercise price of the shares and the market price of the shares on the date of exercise, and a corresponding tax deduction to us.

A participant who has been granted an award of restricted shares of common stock or an award of restricted stock units will not realize taxable income at the time of the grant. When the restrictions lapse, the participant will recognize taxable income in an amount equal to the excess of the fair market value of the shares or cash received at that time over the amount, if any, paid for the shares. We will be entitled to a corresponding tax deduction. Dividends on restricted stock paid to the participant during the restriction period will also be compensation income to the participant and will be deductible as compensation expense by us.

A participant who has been granted a performance award will not realize taxable income at the time of the grant, and we will not be entitled to a tax deduction at that time. A participant will realize ordinary income at the time the award is paid equal to the amount of cash paid or the value of shares delivered, and we will be entitled to a corresponding tax deduction.

The grant of a stock value equivalent award produces no U.S. federal income tax consequences for the participant or us. The payment of a stock value equivalent award results in taxable income to the participant equal to the amount of the payment received, valued with reference to the fair market value of the common stock on the payment date. We are entitled to a corresponding tax deduction for the same amount.

We may deduct any taxes required by law to be withheld in connection with any award.

Section 409A of the Internal Revenue Code generally provides that any deferred compensation arrangement which does not meet specific requirements regarding (i) timing of payouts, (ii) advance election of deferrals or (iii) restrictions on acceleration of payouts, will result in immediate taxation of any amounts deferred to the extent not subject to a substantial risk of forfeiture. Failure to comply with section 409A may result in the early taxation (plus interest) to the holder of deferred compensation and the imposition of a 20% penalty on the holder on such deferred amounts included in the holder's income. In general, to avoid a section 409A violation, amounts deferred may only be paid out on separation from service, disability, death, a change in control, an unforeseen emergency (other than death, each as defined under section 409A) or at a specified time. Furthermore, the election to defer generally must be made in the calendar year prior to performance of services, and any provision for accelerated payout other than for the reasons specified above may cause the amounts deferred to be subject to early taxation and to the imposition of the excise tax. Based on current guidance, awards of the type we have historically granted would satisfy the requirements of section 409A, and we expect that we will be able to structure future awards in a manner that complies with section 409A.

The Board of Directors recommends a vote FOR the reapproval of the material terms of performance goals under the 1993 Stock and Incentive Plan.

†††††††††

STOCKHOLDER PROPOSAL ON HUMAN RIGHTS POLICY

(Item 4)

The Sisters of Charity of the Blessed Virgin Mary (the "Sisters"), located at 205 W. Monroe, Suite 500, Chicago, IL 60606-5062, has notified Halliburton that they intend to present the resolution set forth below to the Annual Meeting for action by the stockholders. Their supporting statement for the resolution, along with the Board's statement in opposition, is set forth below. As of December 8, 2006, the Sisters beneficially owned 100 shares of Halliburton's common stock. Proxies solicited on behalf of the Board will be voted **AGAINST** this proposal unless stockholders specify a contrary choice in their proxies.

Develop and Adopt Human Rights Policy
2007 — Halliburton Company

Whereas: Halliburton is one of the world's largest providers of products and services to the oil and gas industries and has operations globally. For example, the 2006 Halliburton Corporate Sustainability Report states "Halliburton Energy Services Group is a global oilfield services company with 45,000 employees in 70 countries."

Corporations operating in countries with civil conflict, weak rule of law, endemic corruption, poor labor and environmental standards face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations.

Worldwide, 99 companies have adopted explicit human rights policies addressing a company's responsibility to the communities and societies where they operate. (www.business-humanrights.org, November, 2006)

Our company's Code of Business Conduct does not address major corporate responsibility issues, such as, human rights. Without a human rights policy, our company faces reputational risks by operating in countries, such as China, where the rule of law is weak and human rights abuses are well documented. (U.S. State Department Country Human Rights Reports 2005; http://www.state.gov/g/drl/rls/hrrpt/2005)

Negative publicity hurts our company's reputation and has the potential to impact shareholder value. Halliburton former subsidiary KBR has been linked to trafficking-related concerns, including substandard living conditions, extremely low wages and confiscating employee passports. (Chicago Tribune, 12-05; UPI, 4-25-06)

We recommend our company base its human rights policies on the Universal Declaration of Human Rights, the International Labor Organization's Core Labor Standards, and the United Nations Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights. (http://www1.umn.edu/humanarts/links/commentary.Aug2003.html)

Resolved: Shareholders request management to review its policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings, omitting proprietary information and prepared at reasonable expense, by December 2008.

Supporting Statement:

We recommend the review include:

1. A risk assessment to determine the potential for human rights abuses in locations, such as the Middle East and other war-torn areas, where the company operates.

2. A report on the current system in place to ensure that the company's contractors and suppliers are implementing human rights policies in their operations, including monitoring, training, addressing issues of non-compliance and assurance that trafficking-related concerns have been addressed.

3. Halliburton's strategy of engagement with internal and external stakeholders.

We urge you to vote FOR this proposal.

The Board of Directors recommends a vote AGAINST this proposal. Halliburton's statement in opposition is as follows:

We operate in over 70 countries around the world with stockholders, customers, partners, suppliers and employees that represent virtually every race or national origin and an associated multitude of religions, cultures, customs, political philosophies and languages.

We must, and do, respect such diversity. In this regard we hope to help improve the quality of life wherever we do business by serving as a developer of natural resources.

We have long addressed many of the issues that fall under the umbrella of human rights, such as employment practices, nondiscrimination in employment, health and safety, and security of employees and company facilities. Our support of these issues is clearly communicated in our Code of Business Conduct, which is available on our website at *www.halliburton.com/Default.aspx?navid=344&pageid=731*. Our Code of Business Conduct, as well as our employee policies and guidelines, substantially incorporate laws and ethical principles including those pertaining to freedom of association, non-discrimination, privacy, collective bargaining, immigration and wages and hours. In some instances, our policies provide protections beyond what is required by law.

A brief description of applicable policies within our Code of Business Conduct include the following:

- Company Policy 3-0001, General Policy Regarding Laws and Business Conduct, requires employees and agents to observe high standards of business and personal ethics and to treat those that we deal with in a courteous and respectful manner. It is our policy not to discriminate against employees, stockholders, directors, customers or suppliers on account of race, color, age, sex, sexual orientation, religion, or national origin except as may be required by applicable law.

- Company Policy 3-0002, Equal Employment Opportunity, establishes and communicates our policy on equal employment opportunity. We endeavor to create a workforce that is a reflection of the diverse population of the communities in which we operate.

- Company Policy 3-0004, Internal Accounting Controls, Procedures & Records, establishes guidelines and procedures related to keeping books and records that in reasonable detail accurately and fairly reflect our transactions and dispositions of assets.

- Company Policy 3-0005, Sensitive Transactions, establishes and communicates our position regarding sensitive transactions and requires that transactions are executed, and access to assets is permitted, only in accordance with management's authorization. Our employees are strictly prohibited from paying any bribe, kickback or other similar unlawful payment to, or otherwise entering into a sensitive transaction with, any public official, political party or official, candidate for public office or other individual, in any country, to secure any contract, concession or other favorable treatment.

- Company Policy 3-0013, Antitrust & Competition Laws, provides guidelines for compliance with all applicable antitrust and competition laws.

- Company Policy 3-0014, Health, Safety, and Environment, establishes and communicates our policy concerning the protection of the health and safety of our employees and other persons affected by our business activities and the prevention of environmental pollution with respect to our business activities and operations. We continuously evaluate the health, safety and environmental aspects of our products and services.

- Company Policy 3-0016, Harassment, establishes and communicates our policy prohibiting harassment, which depending on the facts and circumstances, may include verbal or written harassment, physical harassment, sexual harassment, and racial harassment.

In addition to our Code of Business Conduct, we have Corporate Policy 3-1573, Minimum Employment Age Requirement, which establishes that we will not employ anyone, in any capacity, who is under the age of 18 years, except where this minimum employment age requirement is superseded by local law. Where local law supersedes our policy, we will not assign employees under the age of 18 to dangerous or hazardous occupations.

We believe that because we maintain and enforce these policies, it is not necessary to adopt an explicit policy on human rights. It is our view that we treat our employees and others in the communities within which we operate in compliance with the values that would be expressed in a policy on human rights.

Our employees around the world are actively involved in many activities that benefit their local communities. Many locations have active employee volunteer councils providing assistance to a myriad of charitable causes. Information about specific examples of these community service activities is provided on our website at *www.halliburton.com/Default.aspx?navid=364&pageid=993.* We are very proud of the positive contribution being made by thousands of our employees in various communities where they live and work.

The Board of Directors recommends a vote AGAINST the proposal. Proxies solicited by the Board of Directors will be voted against the proposal unless instructed otherwise.

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STOCKHOLDER PROPOSAL ON POLITICAL CONTRIBUTIONS

(Item 5)

The Office of the Comptroller of New York City, located at 1 Centre Street, New York, NY 10007-2341, has notified Halliburton that it intends to present the resolution set forth below to the Annual Meeting for action by the stockholders. The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund and custodian of the New York City Board of Education Retirement Systems (the "Funds"). The Funds' supporting statement for the resolution, along with the Board's statement in opposition, is set forth below. As of December 13, 2006, the Funds beneficially owned 2,830,970 shares of Halliburton's common stock. Proxies solicited on behalf of the Board will be voted **AGAINST** this proposal unless stockholders specify a contrary choice in their proxies.

Stockholder Proposal — Corporate political contributions and trade association payments

Resolved, that the shareholders of Halliburton ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary political contributions and expenditures not deductible under section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code. The report shall include the following:

   a. An accounting of the Company's funds that are used for political contributions or expenditures as described above;

   b. Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure; and

   c. The internal guidelines or policies, if any, governing the Company's political contributions and expenditures.

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the Company's website to reduce costs to shareholders.

Stockholder Supporting Statement

As long-term shareholders of Halliburton, we support transparency and accountability in corporate spending on political activities. These activities include direct and indirect political contributions to candidates, political parties or political organizations; independent expenditures; or electioneering communications on behalf of a federal, state or local candidate.

Disclosure is consistent with public policy and in the best interest of the Company and its shareholders. Absent a system of accountability, company assets can be used for policy objectives that may be inimical to the long-term interests of and may pose risks to the company and its shareholders.

Halliburton contributed at least $44,500 and possibly more in corporate funds since the 2002 election cycle. (National Institute on Money in State Politics, available at http://www.followthemoney.org/index.phtml)

However, relying on publicly available data does not provide a complete picture of the Company's political expenditures. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In many cases, even corporate management does not know how trade associations use their company's money politically. The proposal asks the Company to disclose all of its political contributions, including payments to trade associations and other tax exempt organizations. This would bring our Company in line with a growing number of leading companies, including Pfizer, Dell, Aetna and American Electric Power that support political disclosure and accountability and disclose this information on their websites. .

The Company's Board and its shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets. Thus, we urge your support FOR this critical governance reform.

The Board of Directors recommends a vote AGAINST this proposal. Halliburton's statement in opposition is as follows:

Halliburton is committed to complying with the letter and spirit of all laws and regulations governing political contributions and adhering to the highest standards of ethics and transparency in engaging in any political activities. The Board believes that it is in our best interests and those of our stockholders that we participate in the political process by engaging in a government relations program to educate and inform public officials about our position on issues significant to our business. Although we believe that political contributions represent a valuable element of that program, it is important to note that the vast majority of company-related political contributions, including contributions to federal officials, come from funds that are voluntarily contributed by employees to Halliburton's political action committee (HALPAC), not from corporate funds.

The activities of HALPAC are subject to regulation by the federal government, including detailed disclosure requirements. For example, as required by federal law, HALPAC files monthly reports with the Federal Election Commission (FEC) reporting all political contributions, and also files pre-election and post-election FEC reports. Moreover, all political contributions over $200.00 are required to be disclosed and the identity of the donor and the recipient are available to any member of the public from the FEC.

Political contributions by HALPAC and us are also subject to regulation at the state government level. And although some states permit corporate contributions to candidates of political parties, all states require that recipients of any political contributions from HALPAC must generally disclose the identity of donors and the dollar amount of the contributions. Accordingly, the Board believes that additional reports requested in the proposal would result in an unnecessary and unproductive use of our time and resources.

The Board of Directors recommends a vote AGAINST the proposal. Proxies solicited by the Board of Directors will be voted against the proposal unless instructed otherwise.

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STOCKHOLDER PROPOSAL ON HUMAN RIGHTS BOARD COMMITEE

(Item 6)

Harrington Investments, Inc., located at P.O. Box 6108, Napa, California 94581, has notified Halliburton that it intends to present the resolution set forth below to the Annual Meeting for action by the stockholders. Their supporting statement for the resolution, along with the Board's statement in opposition, is set forth below. As of November 30, 2007, Harrington Investments beneficially owned 200 shares of Halliburton's common stock. Proxies solicited on behalf of the Board will be voted **AGAINST** this proposal unless stockholders specify a contrary choice in their proxies.

Resolved: To amend the By-laws inserting the following paragraphs at the end of Section 18:

There is established a Board Committee on Human Rights, which is created and authorized to review the implications of the Corporation's policies, above and beyond matters of legal compliance, for the human rights of individuals in the United States and worldwide.

The Board of Directors is authorized in it's discretion consistent with these By-laws, the Articles of Incorporation and applicable law to (1) select the members of the Board Committee on Human Rights, (2) provide said committee with funds for operating expenses, (3) adopt regulations or guidelines to govern said Committee's operations, (4) empower said Committee to solicit public input and to issue periodic reports to shareholders and the public, at reasonable expense and excluding confidential information, including but not limited to an annual report on the implications of the Corporations' policies, above and beyond matters of legal compliance, for the human rights of individuals in the United States and worldwide, and (5) any other measures within the Board's discretion consistent with these By-laws, the Articles of Incorporation and applicable law.

Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the Corporation. The Board Committee on Human Rights shall not incur any costs to the Corporation except as authorized by the Board of Directors.

Supporting Statement

The proposed By-law would rectify important failures of corporate governance by establishing a Board Committee on Human Rights. This committee would review and make policy recommendations regarding human rights issues raised by the Corporation's activities and policies. We believe the proposed Board Committee on Human Rights could be an effective mechanism for addressing the human rights implications of the Corporation's activities and policies as they emerge anywhere in the world. In defining "human rights," proponents suggest that the Committee could use the United States Bill of Rights and the Universal Declaration of Human Rights as nonbinding benchmarks or reference documents.

The Board of Directors recommends a vote AGAINST this proposal. Halliburton's statement in opposition is as follows:

We have already implemented policies, practices and procedures that demonstrate our commitment to human rights, and believe that establishing an additional committee would detract from the Board's performance of its other responsibilities.

We take human rights seriously and strive to promote within our work force, among other things, the improvement of working conditions, personal freedoms and diversity. Our standard business practices require adherence to local, state, federal and international laws and regulations on labor and environmental matters and enforcement of our long-standing Code of Business Conduct, which requires our employees to comply with laws in the numerous countries in which we operate. Our Code of Business Conduct is available on our website at *www.halliburton.com/Default.aspx?navid=344&pageid=731.*

In addition, we maintain common standards for our worldwide operations that are designed to promote a healthy environment, and prohibit any mistreatment of persons on the basis of several factors including race, color, age, sex, sexual orientation, religion, or national origin. Our Code of Business Conduct, as well as our employee policies and guidelines, substantially incorporate laws and ethical principles including those pertaining to freedom of association, non-discrimination, privacy, collective bargaining, immigration and wages and hours. In some instances, our policies provide protections beyond what is required by law. Additionally, we train employees worldwide on these policies. We have a helpline that enables employees to report concerns, and we respond to all reports as appropriate. In addition, we have established lines of communication through which employees, management and stockholders are able to raise concerns to our Board that obviate the need for a dedicated committee.

We believe that our management, with their day-to-day involvement in our business operations and their detailed understanding of the legislative and regulatory landscape of the countries in which we operate, continues to be in the best position to assess these matters and to make informed judgments as to what practices and policies are most likely to promote the interests of Halliburton, its employees and our stockholders. We think that our existing, and continually evolving, policies, practices and procedures effectively address the concerns contained in the proposal and that there is no need to spend additional time and expense on the establishment and operation of a Board committee with such a narrow focus.

Formation and oversight of an additional and unnecessary committee would distract the Board from its other responsibilities to us and our stockholders and could interfere with the Board's ability to appropriately focus on and manage our affairs.

The Board of Directors recommends a vote AGAINST the proposal. Proxies solicited by the Board of Directors will be voted against the proposal unless instructed otherwise.

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ADDITIONAL INFORMATION

Advance Notice Procedures

Under our By-laws, no business may be brought before an Annual Meeting unless it is specified in the notice of the Annual Meeting or is otherwise brought before the Annual Meeting by or at the direction of the Board or by a stockholder entitled to vote who has delivered notice to Halliburton (containing the information specified in the By-laws) not less than ninety (90) days prior to the first anniversary of the preceding year's Annual Meeting, or by February 20, 2009. These requirements are separate from and in addition to the SEC's requirements that a stockholder must meet in order to have a stockholder proposal included in Halliburton's proxy statement. This advance notice requirement does not preclude discussion by any stockholder of any business properly brought before the Annual Meeting in accordance with these procedures.

Proxy Solicitation Costs

The proxies accompanying this proxy statement are being solicited by Halliburton. The cost of soliciting proxies will be borne by Halliburton. We have retained Georgeson Inc. to aid in the solicitation of proxies. For these services, we will pay Georgeson a fee of $12,500 and reimburse it for out-of-pocket disbursements and expenses. Officers and regular employees of Halliburton may solicit proxies personally, by telephone or other telecommunications with some stockholders if proxies are not received promptly. We will, upon request, reimburse banks, brokers and others for their reasonable expenses in forwarding proxies and proxy material to beneficial owners of Halliburton's stock.

Stockholder Proposals for the 2009 Annual Meeting

Stockholders interested in submitting a proposal for inclusion in the proxy materials for the Annual Meeting of Stockholders in 2009 may do so by following the procedures prescribed in SEC Rule 14a-8. To be eligible for inclusion, stockholder proposals must be received by Halliburton's Vice President and Corporate Secretary at 5 Houston Center, 1401 McKinney Street, Suite 2400, Houston, Texas 77010, no later than December 8, 2008. The 2009 Annual Meeting will be held on May 20, 2009.

OTHER MATTERS

As of the date of this proxy statement, we know of no other business that will be presented for consideration at the Annual Meeting other than the matters described in this proxy statement. If any other matters should properly come before the Annual Meeting for action by stockholders, it is intended that proxies will be voted on those matters in accordance with the judgment of the person or persons voting the proxies.

By Authority of the Board of Directors,



SHERRY D. WILLIAMS
Vice President and Corporate Secretary

April 7, 2008

Appendix A

CORPORATE GOVERNANCE GUIDELINES

Revised as of July 11, 2007

The Board of Directors believes that the primary responsibility of the Directors is to provide effective governance over Halliburton's affairs for the benefit of its stockholders. That responsibility includes:

- Evaluating the performance of the Chief Executive Officer and taking appropriate action, including removal, when warranted;
- Fixing the Chief Executive Officer's compensation for the next year based upon a recommendation from the Compensation Committee;
- Selecting, evaluating and fixing the compensation of executive management of Halliburton and establishing policies regarding the compensation of other members of management;
- Reviewing succession plans and management development programs for members of executive management;
- Reviewing and approving periodically long-term strategic and business plans and monitoring corporate performance against such plans;
- Adopting policies of corporate conduct, including compliance with applicable laws and regulations and maintenance of accounting, financial, disclosure and other controls, and reviewing the adequacy of compliance systems and controls;
- Evaluating annually the overall effectiveness of the Board; and
- Reviewing matters of corporate governance.

The Board has adopted these Guidelines to assist it in the exercise of its responsibilities. These Guidelines are reviewed periodically and revised as appropriate to reflect the dynamic and evolving processes relating to the operation of the Board.

Operation of the Board — Meetings

1. *Chairman of the Board and Chief Executive Officer.* The Board believes that, under normal circumstances, the Chief Executive Officer of Halliburton should also serve as the Chairman of the Board. The Chairman of the Board and Chief Executive Officer is responsible to the Board for the overall management and functioning of Halliburton.

2. *Lead Director.* The Lead Director is elected by and from the independent outside Directors. The Lead Director of the Board shall preside at each executive session of the outside Directors and, in his or her absence, the outside Directors shall select one of their number to preside. The Lead Director is responsible for periodically scheduling and conducting separate meetings and coordinating the activities of the outside Directors, providing input into agendas for Board meetings and performing various other duties as may be appropriate, including advising the Chairman of the Board.

3. *Executive Sessions of Outside Directors.* During each regular Board meeting, the outside Directors meet in scheduled executive sessions, presided over by the Lead Director.

Each December, in executive session, the Lead Director shall manage the discussion related to evaluating the performance of the Chief Executive Officer. In evaluating the Chief Executive Officer, the outside Directors take into consideration the executive's performance in both qualitative and quantitative areas, including:

- leadership and vision;
- integrity;
- keeping the Board informed on matters affecting Halliburton and its operating units;
- performance of the business (including such measurements as total stockholder return and achievement of financial objectives and goals);
- development and implementation of initiatives to provide long-term economic benefit to Halliburton;
- accomplishment of strategic objectives; and
- development of management.

The evaluation will be communicated to the Chief Executive Officer by the Lead Director and reviewed by the Compensation Committee in the course of its deliberations before it provides a recommendation to the full Board of Directors for the Chief Executive Officer's compensation for the next year.

4. *Attendance of Non-Directors at Board Meetings.* The Chief Financial Officer and the General Counsel will be present during Board meetings, except where there is a specific reason for one or both of them to be excluded. In addition, the Chairman of the Board may invite one or more members of management to be in regular attendance at Board meetings and may include other officers and employees from time to time as appropriate to the circumstances.

5. *Frequency of Board Meetings.* The Board has five regularly scheduled meetings per year. Special meetings are called as necessary. It is the responsibility of the Directors to attend the meetings.

6. *Board Access to Management.* Directors have open access to Halliburton's management, subject to reasonable time constraints. In addition, members of Halliburton's executive management routinely attend Board and Committee meetings and they and other managers frequently brief the Board and the Committees on particular topics. The Board encourages executive management to bring managers into Board or Committee meetings and other scheduled events who (a) can provide additional insight into matters being considered or (b) represent managers with future potential whom executive management believe should be given exposure to the members of the Board.

7. *Board Access to Independent Advisors.* The Board has the authority to retain, set terms of engagement and dismiss such independent advisors, including legal counsel or other experts, as it deems appropriate, and to approve the fees and expenses of such advisors.

8. *Long-term Plans.* Long-term strategic and business plans will be reviewed annually at one of the Board's regularly scheduled meetings.

9. *Selection of Agenda Items for Board Meetings.* The Chairman of the Board and Chief Executive Officer prepares a draft agenda for each Board meeting and the agenda and meeting schedule are submitted to the Lead Director for approval. The other Board members are free to suggest items for inclusion on the agenda and each Director is free to raise at any Board meeting subjects that are not on the agenda.

10. *Board/Committee Forward Agenda.* A forward agenda of matters requiring recurring and focused attention by the Board and each Committee will be prepared and distributed prior to the beginning of each calendar year in order to ensure that all required actions are taken in a timely manner and are given adequate consideration.

11. *Information Flow; Advance Review of Meeting Materials.* In advance of each Board or Committee meeting, a proposed agenda will be distributed to each Director. In addition, to the extent feasible or appropriate, information and data important to the Directors' understanding of the matters to be considered, including background summaries and presentations to be made at the meeting, will be distributed in advance of the meeting. Information distributed to the Directors is approved by the Lead Director. Directors also routinely receive monthly financial statements, earnings reports, press releases, analyst reports and other information designed to keep them informed of the material aspects of Halliburton's business, performance and prospects. It is each Director's responsibility to review the meeting materials and other information provided by Halliburton.

Board Structure

1. *Two-thirds of the Members of the Board Must Be Independent Directors.* The Board believes that as a matter of policy two-thirds of the members of the Board should be independent Directors. In order to be independent, a Director cannot have a material relationship with Halliburton. A Director will be considered independent if he or she:

- has not been employed by Halliburton or its affiliate in the preceding three years and no member of the Director's immediate family has been employed as an executive officer of Halliburton or its affiliates in the preceding three years;
- has not received, and does not have an immediate family member that has received for service as an executive officer of Halliburton, within the preceding three years, during any twelve-month period, more than $100,000 in direct compensation from Halliburton, other than director's fees, committee fees or pension or deferred compensation for prior service;

- is not (A) a current partner of Halliburton's independent auditor, (B) is not a current employee of Halliburton's independent auditor and (C) was not during the past three calendar years a partner or employee of Halliburton's independent auditor and personally worked on Halliburton's audit;

- does not have an immediate family member who (A) is a current partner of Halliburton's independent auditor, (B) is a current employee of Halliburton's independent auditor who participates in that firm's audit, assurance or tax compliance (but not tax planning) practice and (C) was during the past three calendar years, a partner or employee of Halliburton's independent auditor and personally worked on Halliburton's audit;

- has not been an employee of a customer or supplier of Halliburton or its affiliates and does not have an immediate family member who is an executive officer of such customer or supplier that makes payments to, or receives payments from, Halliburton or its affiliates in an amount which exceeds the greater of $1 million or 2% of such customer's or supplier's consolidated gross revenues within any of the preceding three years;

- has not been within the preceding three years part of an interlocking directorate in which the Chief Executive Officer or another executive officer of Halliburton serves on the compensation committee of another corporation that employs the Director, or an immediate family member of the Director, as an executive officer.

The definition of independence and compliance with this policy will be reviewed periodically by the Nominating and Corporate Governance Committee. All Directors complete independence questionnaires at least annually and the Board makes determinations of the independence of its members.

The Board believes that employee Directors should number not more than 2. While this number is not an absolute limitation, other than the Chief Executive Officer, who should at all times be a member of the Board, employee Directors should be limited only to those officers whose positions or potential make it appropriate for them to sit on the Board.

2. *Size of the Board.* The Board believes that, optimally, the Board should number between 10 and 14 members. The By-laws prescribe that the number of Directors will not be less than 8 nor more than 20.

3. *Service of Former Chief Executive Officers and Other Former Employees on the Board.* Employee Directors shall retire from the Board at the time of their retirement as an employee unless continued service as a Director is requested and approved by the Board.

4. *Annual Election of All Directors.* As provided in Halliburton's By-laws, all Directors are elected annually by the majority of votes cast, unless the number of nominees exceeds the number of Directors to be elected, in which event the Directors shall be elected by a plurality vote. Should a Director's principal title change during the year, he or she must submit a letter of Board resignation to the Chairman of the Nominating and Corporate Governance Committee who, with the full Committee, shall have the discretion to accept or reject the letter.

5. *Board Membership Criteria.* Candidates nominated for election or reelection to the Board of Directors should possess the following qualifications:

- Personal characteristics:
  - highest personal and professional ethics, integrity and values;
  - an inquiring and independent mind; and
  - practical wisdom and mature judgment.
- Broad training and experience at the policy-making level in business, government, education or technology.
- Expertise that is useful to Halliburton and complementary to the background and experience of other Board members, so that an optimum balance of members on the Board can be achieved and maintained.
- Willingness to devote the required amount of time to carrying out the duties and responsibilities of Board membership.
- Commitment to serve on the Board for several years to develop knowledge about Halliburton's principal operations.

- Willingness to represent the best interests of all stockholders and objectively appraise management performance.

- Involvement only in activities or interests that do not create a conflict with the Director's responsibilities to Halliburton and its stockholders.

The Nominating and Corporate Governance Committee is responsible for assessing the appropriate mix of skills and characteristics required of Board members in the context of the needs of the Board at a given point in time and shall periodically review and update the criteria as deemed necessary. Diversity in personal background, race, gender, age and nationality for the Board as a whole may be taken into account in considering individual candidates.

6. *Process for the Selection of new Directors.* The Board is responsible for filling vacancies on the Board that may occur between annual meetings of stockholders. The Board has delegated to the Nominating and Corporate Governance Committee the duty of selecting and recommending prospective nominees to the Board for approval. The Nominating and Corporate Governance Committee considers suggestions of candidates for Board membership made by current Committee and Board members, Halliburton management, and stockholders. The Committee may retain an independent executive search firm to identify candidates for consideration. A stockholder who wishes to recommend a prospective candidate should notify Halliburton's Corporate Secretary, as described in our proxy statement. The Nominating and Corporate Governance Committee also considers whether to nominate persons put forward by stockholders pursuant to Halliburton's By-laws relating to stockholder nominations.

When the Nominating and Corporate Governance Committee identifies a prospective candidate, the Committee determines whether it will carry out a full evaluation of the candidate. This determination is based on the information provided to the Committee by the person recommending the prospective candidate, and the Committee's knowledge of the candidate. This information may be supplemented by inquiries to the person who made the recommendation or to others. The preliminary determination is based on the need for additional Board members to fill vacancies or to expand the size of the Board, and the likelihood that the candidate will meet the Board membership criteria listed in item 5 above. The Committee will determine, after discussion with the Chairman of the Board and other Board members, whether a candidate should continue to be considered as a potential nominee. If a candidate warrants additional consideration, the Committee may request an independent executive search firm to gather additional information about the candidate's background, experience and reputation, and to report its findings to the Committee. The Committee then evaluates the candidate and determines whether to interview the candidate. Such an interview would be carried out by one or more members of the Committee and others as appropriate. Once the evaluation and interview are completed, the Committee recommends to the Board of Directors which candidates should be nominated. The Board makes a determination of nominees after review of the recommendation and the Committee's report.

7. *Director Tenure.* The Nominating and Corporate Governance Committee, in consultation with the Chief Executive Officer, will review each Director's continuation on the Board annually in making its recommendation to the Board concerning his or her nomination for election or reelection as a Director. As a condition to being nominated by the Board to continue to serve as a Director, each incumbent Director nominee will be required to sign and deliver to the Board an irrevocable letter of resignation in a form satisfactory to the Board that is deemed tendered as of the date of the certification of the election results for any Director nominee who fails to achieve a majority of the votes cast at an election of Directors. The letter of resignation is limited to and conditioned on that Director failing to achieve a majority of the votes cast at an election of Directors and such resignation shall only be effective upon acceptance by the Board of Directors. Each nominee who is not an incumbent Director shall agree upon his or her election as a Director to sign and deliver to the Board such irrevocable letter of resignation. Further, the Board shall fill vacancies and new directorships only with candidates who agree to tender promptly following their appointment as a Director, a letter of resignation as described above. The Board's expectation is that any Director whose resignation has been tendered as described in this section will abstain from participation in both the Nominating and Corporate Governance Committee's consideration of the resignation, if they are a member of that committee, and the Board's decision regarding the resignation. There are no term limits on Directors' service, other than mandatory retirement.

8. *Director Retirement.* It is the policy of the Board that each outside Director shall retire from the Board immediately prior to the annual meeting of stockholders following his or her seventy-second birthday. Employee Directors shall retire at the time of their retirement from employment with Halliburton unless continued service as a Director is approved by the Board.

9. *Director Compensation Review.* It is appropriate for executive management of Halliburton to report periodically to the Nominating and Corporate Governance Committee on the status of Halliburton's Director compensation practices in relation to other companies of comparable size and Halliburton's competitors.

10. *Changes.* Changes in Director compensation, if any, should come upon the recommendation of the Nominating and Corporate Governance Committee, but with full discussion and concurrence by the Board.

11. *General Principles for Determining Form and Amount of Director Compensation.* The Nominating and Corporate Governance Committee annually reviews the competitiveness of Halliburton's Director compensation practices. In doing so, the Committee compares Halliburton's practices with those of its comparator group, which includes both peer and general industry companies. Specific components reviewed include: cash compensation, equity compensation, benefits and perquisites. Information is gathered directly from published proxy statements of comparator group companies. Additionally, the Committee utilizes external market data gathered from a variety of survey sources to serve as a reference point against a broader group of companies. Determinations as to the form and amount of Director compensation are based on Halliburton's competitive position resulting from this review.

12. *Conflicts of Interest.* If an actual or potential conflict of interest develops because of significant dealings or competition between Halliburton and a business with which the Director is affiliated, the Director should report the matter immediately to the Chairman of the Board for evaluation by the Board. A significant conflict must be resolved or the Director should resign.

If a Director has a personal interest in a matter before the Board, the Director shall disclose the interest to the full Board and excuse himself or herself from participation in the discussion and shall not vote on the matter.

13. *Board Attendance at Annual Meeting.* It is the policy of the Board that all Directors attend the Annual Meeting of Stockholders and Halliburton's annual proxy statement shall state the number of Directors who attended the prior year's Annual Meeting.

Committees of the Board

1. *Number and Types of Committees.* A substantial portion of the analysis and work of the Board is done by standing Board Committees. A Director is expected to participate actively in the meetings of each Committee to which he or she is appointed.

The Board has established the following standing Committees: Audit; Compensation; Health, Safety and Environment; and Nominating and Corporate Governance. Each Committee's charter is to be reviewed periodically by the Committee and the Board.

2. *Composition of Committees.* It is the policy of the Board that only outside Directors serve on Board Committees. Further, only independent Directors serve on the Audit; Compensation; and the Nominating and Corporate Governance Committees.

A Director who is part of an interlocking directorate (i.e., one in which the Chief Executive Officer or another Halliburton executive officer serves on the board of another corporation that employs the Director) may not serve on the Compensation Committee. The composition of the Board Committees will be reviewed annually to ensure that each of its members meet the criteria set forth in applicable SEC, NYSE and IRS rules and regulations.

3. *Assignment and Rotation of Committee Members.* The Nominating and Corporate Governance Committee, with direct input from the Chief Executive Officer, recommends annually to the Board the membership of the various Committees and their Chairmen and the Board approves the Committee assignments. In making its recommendations to the Board, the Committee takes into consideration the need for continuity; subject matter expertise; applicable SEC, IRS or NYSE requirements; tenure; and the desires of individual Board members.

4. *Frequency and Length of Committee Meetings.* Each Committee shall meet as frequently and for such length of time as may be required to carry out its assigned duties and responsibilities. The schedule for regular meetings of the Board and Committees for each year is submitted and approved by the Board in advance. In addition, the Chairman of a Committee may call a special meeting at any time if deemed advisable.

5. *Committee Agendas; Reports to the Board.* Members of management and staff will prepare draft agenda and related background information for each Committee meeting which, to the extent desired by the relevant Committee Chairman, will be reviewed and approved by the Committee Chairman in advance of distribution to the other members

of the Committee. A forward agenda of recurring topics to be discussed during the year will be prepared for each Committee and furnished to all Directors. Each Committee member is free to suggest items for inclusion on the agenda and to raise at any Committee meeting subjects that are not on the agenda for that meeting.

Reports on each Committee meeting are made to the full Board. All Directors are furnished copies of each Committee's minutes.

Other Board Practices

1. *Director Orientation and Continuing Education.* An orientation program has been developed for new Directors which includes comprehensive information about Halliburton's business and operations; general information about the Board and its Committees, including a summary of Director compensation and benefits; and a review of Director duties and responsibilities. Halliburton provides continuing education courses several times per year on business unit product and service line operations.

2. *Board Interaction with Institutional Investors and Other Stakeholders.* The Board believes that it is executive management's responsibility to speak for Halliburton. Individual Board members may, from time to time, meet or otherwise communicate with outside constituencies that are involved with Halliburton. In those instances, however, it is expected that Directors will do so only with the knowledge of executive management and, absent unusual circumstances, only at the request of executive management.

3. *Stockholder Communications with Directors.* To foster better communication with Halliburton's stockholders, Halliburton established a process for stockholders to communicate with the Audit Committee and the Board of Directors. The process has been approved by both the Audit Committee and the Board, and meets the requirements of the NYSE, and the SEC. The methods of communication with the Board include mail (Board of Directors c/o Director of Business Conduct, Halliburton Company, 1401 McKinney, Suite 1400, Houston, Texas 77010, USA), a dedicated telephone number (888-312-2692 or 770-613-6348) and an e-mail address (BoardofDirectors@halliburton.com). Information regarding these methods of communication is also on Halliburton's website, www.halliburton.com, under "Corporate Governance".

Halliburton's Director of Business Conduct, a Company employee, reviews all stockholder communications directed to the Audit Committee and the Board of Directors. The Chairman of the Audit Committee is promptly notified of any significant communication involving accounting, internal accounting controls, or auditing matters. The Lead Director is promptly notified of any other significant stockholder communications and communications addressed to a named Director is promptly sent to the Director. A report summarizing all communications is sent to each Director quarterly and copies of communications are available for review by any Director.

4. *Periodic Review of These Guidelines.* The operation of the Board of Directors is a dynamic and evolving process. Accordingly, these Guidelines will be reviewed periodically by the Nominating and Corporate Governance Committee and any recommended revisions will be submitted to the full Board for consideration.

Approved as revised: Halliburton Company
Board of Directors
July 11, 2007

Supersedes previous version dated
October 19, 2006

CORPORATE POLICY
SERVICES OF INDEPENDENT PUBLIC ACCOUNTANTS

Purpose:

To establish the policy of Halliburton Company, its subsidiaries and affiliates (the "Company") with respect to (1) the types of services that may be provided by the independent public accounting firm appointed to audit the financial statements of Halliburton Company (the "Principal Independent Public Accountants") and (2) the approval of all services provided by the Principal Independent Public Accountants and all audit services provided by other independent public accountants.

General:

This Policy is intended to assist management, the Audit Committee and the Board of Directors in carrying out their respective responsibilities to ensure that (1) the independence of the Principal Independent Public Accountants is not impaired, (2) no prohibited services are provided by the Principal Independent Public Accountants and (3) that all services provided by the Principal Independent Public Accountants and all audit services provided by independent public accountants other than the Principal Independent Public Accountants are pre-approved by the Audit Committee. Nothing herein shall be deemed to amend or restrict the Audit Committee Charter, to restrict the authority of the Audit Committee to appoint, compensate, retain and oversee the work of the Principal Independent Public Accountants and audit services work of other independent public accountants or to alter in any way the responsibilities of the Audit Committee, the Principal Independent Public Accountants, other independent public accountants and management as set forth in the Audit Committee Charter or as required under applicable laws, rules or regulations as they relate to the matters covered herein.

Policy:

1. The services ("Permitted Services") which can be performed for the Company by the Principal Independent Public Accountants will be categorized as follows consistent with rules of the Securities and Exchange Commission (the "SEC") pertaining to fee disclosure:

   - Audit;
   - Audit-Related;
   - Tax; and
   - All Other.

2. Audit services include:

   - audit of financial statements that are filed with the SEC;
   - quarterly reviews;
   - statutory audits;
   - comfort letters;
   - consents;
   - review of registration statements;
   - Sarbanes-Oxley Section 404 attestations;
   - accounting research for completed transactions;
   - tax or information technology control assistance for Audit services; and
   - such other services as the SEC may, from time to time, deem to constitute Audit services.

3. Audit-Related services include:

   - employee benefit plan audits;
   - due diligence assistance;
   - accounting research on proposed transactions;
   - assistance with regulatory matters involving the SEC and Public Company Accounting Oversight Board ("PCAOB"), environmental compliance, and project bidding or execution; and
   - other audit or attest services required by regulatory authorities.

4. Tax services include:

- preparation of original and amended tax returns, claims for refund and tax payment-planning services;
- tax planning and tax advice, which includes assistance with tax audits and appeals, tax advice relating to proposed transactions, employee benefit plans and requests for rulings or technical advice from taxing authorities; and
- global tax compliance and advisory services for expatriate employees.

Notwithstanding the above, Tax services will not include representation before a tax court, district court or U.S. federal court of claims.

5. Other services include:

- special investigations to assist the Audit Committee or its counsel; and
- other services that can be performed for the Company by the Principal Independent Public Accountants which are allowed by the rules of the SEC and PCAOB and are specifically approved by the Audit Committee or the Committee Designee (as defined below).

6. The Audit Committee has determined that the Principal Independent Public Accountants providing Audit-Related services, Tax services and Other services is consistent with the maintenance of auditor independence. Accordingly, the Audit Committee is pre-approving as set forth in this Paragraph 6 the performance by the Principal Independent Public Accountants of the enumerated Permitted Services:

   a. Audit, Audit-Related and Tax services will be described in a plan submitted by the Principal Independent Public Accountants on an annual basis to the Audit Committee for approval in advance of the performance of services. The approved plan, together with any approved modifications or supplements to the plan, is referred to in this policy as the "Principal Independent Public Accountants Auditor Services Plan";

   b. For Audit, Audit-Related and Tax services that are not included in the Principal Independent Public Accountants Auditor Services Plan, (1) any service the fees for which will be $150,000 or less are approved, and (2) any service the fees for which will be greater than $150,000 will require the specific approval of (a) the Audit Committee, or (b) the Chairman of the Audit Committee or another member of the Audit Committee designated by the Audit Committee or the Chairman of the Audit Committee (the "Committee Designee"); and

   c. Other services (1) the fees for which will be $50,000 or less are approved, and (2) the fees for which will be greater than $50,000 will require the specific approval of (a) the Audit Committee, or (b) the Committee Designee.

Any services of the Principal Independent Public Accountants (i) approved by the Committee Designee or (ii) pre-approved by the Audit Committee by virtue of this paragraph 6 but not included in the Principal Independent Public Accountants Auditor Services Plan will be reported to the full Audit Committee at its next regularly scheduled meeting.

7. Any other Permitted Services to be provided by the Principal Independent Public Accountants not specifically listed under paragraphs 2 through 5 will require specific approval by the (a) Audit Committee or (b) Committee Designee.

8. On a quarterly basis, the Principal Independent Public Accountants will furnish to the Audit Committee a report reflecting the Permitted Services approved year-to-date categorized as follows:

- Audit fees;
- Audit-Related fees;
- Tax fees; and
- All Other fees.

9. For any Audit services to be provided by independent public accountants other than the Principal Independent Public Accountants, the Audit Committee is pre-approving as set forth in this Paragraph 9 the performance of Audit services by such independent public accountants as follows:

   a. Audit services will be described in a plan submitted by the Chief Accounting Officer on an annual basis to the Audit Committee for approval in advance of the performance of services. The approved plan, together with any approved modifications or supplements to the plan, is referred to in this policy as the "Other Auditor Services Plan"; and

   b. For Audit services that are not included in the Other Auditor Services Plan, (1) any service the fees for which will be $150,000 or less are approved, and (2) any service the fees for which will be greater than $150,000 will require the specific approval of (a) the Audit Committee, or (b) the Committee Designee.

   Any Audit services to be provided by independent public accountants other than the Principal Independent Public Accountants which have been (i) approved by the Committee Designee or (ii) pre-approved by the Audit Committee by virtue of this paragraph 9 but not included in the Other Auditor Services Plan will be reported to the full Audit Committee at its next regularly scheduled meeting.

10. The Principal Independent Public Accountants shall not be engaged to provide any service that would result in the Principal Independent Public Accountants:

   - functioning in the role of management;
   - auditing its own work; or
   - serving in an advocacy role.

Without limiting the generality of the previous sentence, the following "Prohibited Non-Audit Services" shall not be performed for the Company by the Principal Independent Public Accountants:

   - bookkeeping or other services related to the accounting records or financial statements of the Company;
   - financial information systems design and implementation;
   - appraisal or valuation services, fairness opinions, or contribution-in-kind reports;
   - actuarial services;
   - internal audit outsourcing services;
   - management functions or human resources;
   - broker-dealer, investment adviser, or investment banking services;
   - legal services;
   - expert services unrelated to the audit; and
   - any other service that the PCAOB or SEC determines, by regulation, is impermissible.

11. The Company shall not hire any of the following individuals to fill a "financial reporting oversight role" (being a position where that person can influence the contents of Halliburton Company's financial statements or anyone who prepares them, such as when the person is a member of the Board of Directors, or the chief executive officer, president, chief financial officer, chief operating officer, general counsel, chief accounting officer, corporate controller, director of internal audit, director of financial reporting, corporate treasurer, or any equivalent position for Halliburton Company) for a one year period following the completion of the annual audit for the Company:

   - lead partner for the audit;
   - concurring partner for the audit; or
   - any other member of the audit engagement team who provides more than ten hours of audit, review or attest services for the Company.

   The Principal Independent Public Accountants will maintain a list of all members of the audit engagement team who fall into the categories described above and present such list to the Chief Accounting Officer on an annual basis.

   The approval of the Chief Financial Officer is required before the Company extends an offer for a position to any current professional employees of the Principal Independent Public Accountants or to any professional employees who were employed by the Principal Independent Public Accountants within the past two years. The Chief Financial Officer will report to the Audit Committee as to any former professional employees of the Principal Independent Public Accountants who were hired by the Company during the previous quarter. Additionally, approval of the Audit Committee Chairman is required before the Company may hire any partner or former partner of the Principal Independent Public Accountants.

12. Both the lead and concurring partners of the Principal Independent Public Accountants shall be rotated after five years of service and, upon rotation, are subject to a five year "time out" period. Other audit partners of the Principal Independent Public Accountants shall be rotated after seven years of service and, upon rotation, are subject to a two-year "time out" period. Audit partners shall mean partners on the audit engagement team who have responsibility for decision-making on significant auditing, accounting and reporting matters that affect the financial statements or who maintain regular contact with management and the Audit Committee. On an annual basis, the Principal Independent Public Accountants will report to the Audit Committee the names and status of rotation of all audit partners subject to rotation.

Approved as revised: Audit Committee of Halliburton Company
February 14, 2007

Supersedes previous version dated:
July 18, 2006

Other References:

1. Halliburton Company Audit Committee Charter.

HALLIBURTON COMPANY
1993 STOCK AND INCENTIVE PLAN
AS AMENDED AND RESTATED FEBRUARY 16, 2006

I. PURPOSE

The purpose of the Halliburton Company 1993 Stock and Incentive Plan (the "Plan") is to provide a means whereby Halliburton Company, a Delaware corporation (the "Company"), and its Subsidiaries may attract, motivate and retain highly competent employees and to provide a means whereby selected employees can acquire and maintain stock ownership and receive cash awards, thereby strengthening their concern for the long-term welfare of the Company. The Plan is also intended to provide employees with additional incentive and reward opportunities designed to enhance the profitable growth of the Company over the long term. A further purpose of the Plan is to allow awards under the Plan to Non-employee Directors in order to enhance the Company's ability to attract and retain highly qualified Directors. Accordingly, the Plan provides for granting Incentive Stock Options, Options which do not constitute Incentive Stock Options, Stock Appreciation Rights, Restricted Stock Awards, Restricted Stock Unit Awards, Performance Awards, Stock Value Equivalent Awards, or any combination of the foregoing, as is best suited to the circumstances of the particular employee or Non-employee Director as provided herein. The Plan was established February 18, 1993, has been amended from time to time thereafter, and is hereby amended and restated effective as of February 16, 2006.

II. DEFINITIONS

The following definitions shall be applicable throughout the Plan unless specifically modified by any paragraph:

(a) "Award" means, individually or collectively, any Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award, Performance Award or Stock Value Equivalent Award.

(b) "Award Document" means the relevant award agreement or other document containing the terms and conditions of an Award.

(c) "Beneficial Owners" shall have the meaning set forth in Rule 13d-3 promulgated under the Exchange Act.

(d) "Board" means the Board of Directors of Halliburton Company.

(e) "Change of Control Value" means, for the purposes of Paragraph (f) of Article XIII, the amount determined in Clause (i), (ii) or (iii), whichever is applicable, as follows: (i) the per share price offered to stockholders of the Company in any merger, consolidation, sale of assets or dissolution transaction, (ii) the per share price offered to stockholders of the Company in any tender offer or exchange offer whereby a Corporate Change takes place or (iii) if a Corporate Change occurs other than as described in Clause (i) or Clause (ii), the fair market value per share determined by the Committee as of the date determined by the Committee to be the date of cancellation and surrender of an Award. If the consideration offered to stockholders of the Company in any transaction described in this Paragraph (e) consists of anything other than cash, the Committee shall determine the fair cash equivalent of the portion of the consideration offered which is other than cash.

(f) "Code" means the Internal Revenue Code of 1986, as amended. Reference in the Plan to any section of the Code shall be deemed to include any amendments or successor provisions to such section and any regulations under such section.

(g) "Committee" means the committee selected by the Board to administer the Plan in accordance with Paragraph (a) of Article IV of the Plan.

(h) "Common Stock" means the Common Stock, par value $2.50 per share, of the Company.

(i) "Company" means Halliburton Company, a Delaware corporation.

(j) "Corporate Change" shall conclusively be deemed to have occurred on a Corporate Change Effective Date if an event set forth in any one of the following paragraphs shall have occurred:

(i) any Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its affiliates) representing 20% or more of the combined voting power of the Company's then outstanding securities; or

(ii) the following individuals cease for any reason to constitute a majority of the number of directors then serving: individuals who, on the date hereof, constitute the Board and any new Director (other than a Director whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of Directors of the Company) whose appointment or election by the Board or nomination for election by the Company's stockholders was approved or recommended by a vote of at least two-thirds (2/3) of the Directors then still in office who either were Directors on the date hereof or whose appointment, election or nomination for election was previously so approved or recommended; or

(iii) there is consummated a merger or consolidation of the Company or any direct or indirect Subsidiary of the Company with any other corporation, other than (A) a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company, at least 50% of the combined voting power of the securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation, or (B) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities Beneficially Owned by such Person any securities acquired directly from the Company or any of its affiliates other than in connection with the acquisition by the Company or any of its affiliates of a business) representing 20% or more of the combined voting power of the Company's then outstanding securities; or

(iv) the stockholders of the Company approve a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale, disposition, lease or exchange by the Company of all or substantially all of the Company's assets, other than a sale, disposition, lease or exchange by the Company of all or substantially all of the Company's assets to an entity, at least 50% of the combined voting power of the voting securities of which are owned by stockholders of the Company in substantially the same proportions as their ownership of the Company immediately prior to such sale.

Notwithstanding the foregoing, a "Corporate Change" shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the record holders of the Common Stock of the Company immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of the Company immediately following such transaction or series of transactions.

(k) "Corporate Change Effective Date" shall mean:

(i) the first date that the direct or indirect ownership of 20% or more combined voting power of the Company's outstanding securities results in a Corporate Change as described in clause (i) of such definition above; or

(ii) the date of the election of Directors that results in a Corporate Change as described in clause (ii) of such definition; or

(iii) the date of the merger or consideration that results in a Corporate Change as described in clause (iii) of such definition; or

(iv) the date of stockholder approval that results in a Corporate Change as described in clause (iv) of such definition.

(l) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(m) "Fair Market Value" means, as of any specified date, the closing price of the Common Stock on the New York Stock Exchange (or, if the Common Stock is not then listed on such exchange, such other national securities exchange on which the Common Stock is then listed) on that date, or if no prices are reported on that date, on the last preceding date on which such prices of the Common Stock are so reported or, in the sole discretion of the Committee for purposes of determining the Fair Market Value of the Common Stock at the time of exercise of an Option or a Stock Appreciation Right, such Fair Market Value shall be the prevailing price of the Common Stock as of the time of exercise. If the Common Stock is not then listed or quoted on any national securities exchange but is traded over the counter at the time a determination of its Fair Market Value is required to be made hereunder, its Fair Market Value shall be deemed to be equal to the average between the reported high and low sales prices of Common Stock on the most recent date on which Common Stock was publicly traded. If the Common Stock is not publicly traded at the time a determination of its value is required to be made hereunder, the determination of its Fair Market Value shall be made by the Committee in such manner as it deems appropriate.

(n) "Holder" means an employee or Non-employee Director of the Company who has been granted an Award.

(o) "Immediate Family" means, with respect to a particular Holder, the Holder's spouse, parent, brother, sister, children and grandchildren (including adopted and step children and grandchildren).

(p) "Incentive Stock Option" means an Option within the meaning of Section 422 of the Code.

(q) "Minimum Criteria" means a Restriction Period that is not less than three (3) years from the date of grant of a Restricted Stock Award or Restricted Stock Unit Award.

(r) "Non-employee Director" means a member of the Board who is not an employee or former employee of the Company or its Subsidiaries.

(s) "Option" means an Award granted under Article VII of the Plan and includes both Incentive Stock Options to purchase Common Stock and Options which do not constitute Incentive Stock Options to purchase Common Stock.

(t) "Option Agreement" means a written agreement between the Company and a Holder with respect to an Option.

(u) "Optionee" means a Holder who has been granted an Option.

(v) "Parent Corporation" shall have the meaning set forth in Section 424(e) of the Code.

(w) "Performance Award" means an Award granted under Article XI of the Plan.

(x) "Person" shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include (i) the Company or any of its Subsidiaries, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its affiliates, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, or (iv) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company.

(y) "Plan" means the Halliburton Company 1993 Stock and Incentive Plan.

(z) "Restricted Stock Award" means an Award granted under Article IX of the Plan.

(aa) "Restricted Stock Award Agreement" means a written agreement between the Company and a Holder with respect to a Restricted Stock Award.

(bb) "Restricted Stock Unit" means a unit evidencing the right to receive one share of Common Stock or an equivalent value equal to the Fair Market Value of a share of Common Stock (as determined by the Committee) that is restricted or subject to forfeiture provisions.

(cc) "Restricted Stock Unit Award" means as Award granted under Article X of the Plan.

(dd) "Restricted Stock Unit Award Agreement" means a written agreement between the Company and a Holder with respect to a Restricted Stock Unit Award.

(ee) "Restriction Period" means a period of time beginning as of the date upon which a Restricted Stock Award or Restricted Stock Unit Award is made pursuant to the Plan and ending as of the date upon which the Common Stock subject to such Award is issued (if not previously issued), no longer restricted or subject to forfeiture provisions.

(ff) "Spread" means, in the case of a Stock Appreciation Right, an amount equal to the excess, if any, of the Fair Market Value of a share of Common Stock on the date such right is exercised over the exercise price of such Stock Appreciation Right.

(gg) "Stock Appreciation Right" means an Award granted under Article VIII of the Plan.

(hh) "Stock Appreciation Rights Agreement" means a written agreement between the Company and a Holder with respect to an Award of Stock Appreciation Rights.

(ii) "Stock Value Equivalent Award" means an Award granted under Article XII of the Plan.

(jj) "Subsidiary" means a company (whether a corporation, partnership, joint venture or other form of entity) in which the Company or a corporation in which the Company owns a majority of the shares of capital stock, directly or indirectly, owns a greater than 20% equity interest, except that with respect to the issuance of Incentive Stock Options the term "Subsidiary" shall have the same meaning as the term "subsidiary corporation" as defined in Section 424(f) of the Code.

(kk) "Successor Holder" shall have the meaning given such term in Paragraph (f) of Article XV.

III. EFFECTIVE DATE AND DURATION OF THE PLAN

The Plan as amended and restated herein shall be effective February 16, 2006, the date of its adoption by the Board. Subject to the provisions of Article XIII, the Plan shall remain in effect until all Options and Stock Appreciation Rights granted under the Plan have been exercised or expired by reason of lapse of time, all restrictions imposed upon Restricted Stock Awards and Restricted Stock Unit Awards have lapsed and all Performance Awards and Stock Value Equivalent Awards have been satisfied; provided, however, that, notwithstanding any other provision of the Plan, Awards shall not be granted under the Plan after May 20, 2013.

IV. ADMINISTRATION

(a) *Composition of Committee.* The Plan shall be administered by a Committee of Directors of the Company which shall be appointed by the Board.

(b) *Powers.* The Committee shall have authority, in its discretion, to determine which eligible individuals shall receive an Award, the time or times when such Award shall be made, whether an Incentive Stock Option, nonqualified Option or Stock Appreciation Right shall be granted, the number of shares of Common Stock which may be issued under each Option, Stock Appreciation Right, Restricted Stock Award and Restricted Stock Unit Award, and the value of each Performance Award and Stock Value Equivalent Award. The Committee shall have the authority, in its discretion, to establish the terms and conditions applicable to any Award, subject to any specific limitations or provisions of the Plan. In making such determinations the Committee may take into account the nature of the services rendered by the respective individuals, their responsibility level, their present and potential contribution to the Company's success and such other factors as the Committee in its discretion shall deem relevant.

(c) *Additional Powers.* The Committee shall have such additional powers as are delegated to it by the other provisions of the Plan. Subject to the express provisions of the Plan, the Committee is authorized to construe the Plan and the respective Award Documents executed thereunder, to prescribe such rules and regulations relating to the Plan as it may deem advisable to carry out the Plan, and to determine the terms, restrictions and provisions of each Award, including such terms, restrictions and provisions as shall be requisite in the judgment of the Committee to cause designated Options to qualify as Incentive Stock Options, and to make all other determinations necessary or advisable for administering the Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in any Award Document relating to an Award in the manner and to the extent the Committee shall deem expedient to carry the Award into effect. The determinations of the Committee on the matters referred to in this Article IV shall be conclusive.

(d) *Delegation of Authority.* The Committee may delegate some or all of its power to the Chief Executive Officer of the Company as the Committee deems appropriate; provided, however, that (i) the Committee may not delegate its power with regard to the grant of an Award to any person who is a "covered employee" within the meaning of Section 162(m) of the Code or who, in the Committee's judgment, is likely to be a covered employee at any time during the period an Award to such employee would be outstanding; (ii) the Committee may not delegate its power with regard to the selection for participation in the Plan of an officer or other person subject to Section 16 of the Exchange Act or decisions concerning the timing, pricing or amount of an Award to such an officer or other person and (iii) any delegation of the power to grant Awards shall be permitted by applicable law.

(e) *Engagement of an Agent.* The Company may, in its discretion, engage an agent to (i) maintain records of Awards and Holders' holdings under the Plan, (ii) execute sales transactions in shares of Common Stock at the direction of Holders, (iii) deliver sales proceeds as directed by Holders, and (iv) hold shares of Common Stock owned without restriction by Holders, including shares of Common Stock previously obtained through the Plan that are transferred to the agent by Holders at their discretion. Except to the extent otherwise agreed by the Company and the agent, when an individual loses his or her status as an employee or Non employee Director of the Company, the agent shall have no obligation to provide any further services to such person and the shares of Common Stock previously held by the agent under the Plan may be distributed to the person or his or her legal representative.

V. GRANT OF OPTIONS, STOCK APPRECIATION RIGHTS, RESTRICTED STOCK AWARDS, RESTRICTED STOCK UNIT AWARDS, PERFORMANCE AWARDS AND STOCK VALUE EQUIVALENT AWARDS; SHARES SUBJECT TO THE PLAN

(a) *Award Limits.* The Committee may from time to time grant Awards to one or more individuals determined by it to be eligible for participation in the Plan in accordance with the provisions of Article VI. The aggregate number of shares of Common Stock that may be issued under the Plan shall not exceed 49,000,000 shares, of which no more than 16,000,000 may be issued in the form of Restricted Stock Awards or Restricted Stock Unit Awards, or pursuant to Performance Awards. Notwithstanding anything contained herein to the contrary, the number of Option shares or Stock Appreciation Rights, singly or in combination, together with shares or share equivalents under Performance Awards granted to any Holder in any one calendar year, shall not in the aggregate exceed 500,000. The cash value determined as of the date of grant of any Performance Award not denominated in Common Stock granted to any Holder for any one calendar year shall not exceed $5,000,000. Any shares which remain unissued and which are not subject to outstanding Options or Awards at the termination of the Plan shall cease to be subject to the Plan, but, until termination of the Plan, the Company shall at all times reserve a sufficient number of shares to meet the requirements of the Plan. Shares shall be deemed to have been issued under the Plan only to the extent actually issued and delivered pursuant to an Award. To the extent that an Award lapses or the rights of its Holder terminate or the Award is paid in cash, any shares of Common Stock subject to such Award shall again be available for the grant of an Award. The aggregate number of shares which may be issued under the Plan shall be subject to adjustment in the same manner as provided in Article XIII with respect to shares of Common Stock subject to Options then outstanding. The 500,000-share limit on Stock Options and Stock Appreciation Rights Awards to a Holder in any calendar year shall be subject to adjustment in the same manner as provided in Article XIII. Separate stock certificates shall be issued by the Company for those shares acquired pursuant to the exercise of an Incentive Stock Option and for those shares acquired pursuant to the exercise of any Option which does not constitute an Incentive Stock Option. The Committee may from time to time adopt and observe such procedures concerning the counting of shares against the Plan maximum as it may deem appropriate.

(b) *Stock Offered.* The stock to be offered pursuant to the grant of an Award may be authorized but unissued Common Stock or Common Stock previously issued and reacquired by the Company.

VI. ELIGIBILITY

Awards made pursuant to the Plan may be granted to individuals who, at the time of grant, are employees of the Company or any Parent Corporation or Subsidiary of the Company or are Non-employee Directors. An Award may also be granted to a person who has agreed to become an employee of the Company or any Parent Corporation or Subsidiary of the Company within the subsequent three (3) months. An Award made pursuant to the Plan may be granted on more than one occasion to the same person, and such Award may include an Incentive Stock Option, an Option which is not an Incentive Stock Option, an Award of Stock Appreciation Rights, a Restricted Stock Award, a Restricted Stock Unit Award, a Performance Award, a Stock Value Equivalent Award or any combination thereof. Each Award shall be evidenced in such manner and form as may be prescribed by the Committee.

VII. STOCK OPTIONS

(a) *Stock Option Agreement.* Each Option shall be evidenced by an Option Agreement between the Company and the Optionee which shall contain such terms and conditions as may be approved by the Committee. The terms and conditions of the respective Option Agreements need not be identical. Specifically, an Option Agreement may provide for the payment of the option price, in whole or in part, by the delivery of a number of shares of Common Stock (plus cash if necessary) having a Fair Market Value equal to such option price.

(b) *Option Period.* The term of each Option shall be as specified by the Committee at the date of grant; provided that, in no case, shall the term of an Option exceed ten (10) years.

(c) *Limitations on Exercise of Option.* An Option shall be exercisable in whole or in such installments and at such times as determined by the Committee.

(d) *Option Price.* The purchase price of Common Stock issued under each Option shall be determined by the Committee, but such purchase price shall not be less than the Fair Market Value of Common Stock subject to the Option on the date the Option is granted.

(e) *Options and Rights in Substitution for Stock Options Granted by Other Corporations.* Options and Stock Appreciation Rights may be granted under the Plan from time to time in substitution for stock options held by employees of corporations who become, or who became prior to the effective date of the Plan, employees of the Company or of any Subsidiary as a result of a merger or consolidation of the employing corporation with the Company or such Subsidiary, or the acquisition by the Company or a Subsidiary of all or a portion of the assets of the employing corporation, or the acquisition by the Company or a Subsidiary of stock of the employing corporation with the result that such employing corporation becomes a Subsidiary.

(f) *Repricing Prohibited.* Except for adjustments pursuant to Article XIII, the purchase price of Common Stock for any outstanding Option granted under the Plan may not be decreased after the date of grant nor may an outstanding Option granted under the Plan be surrendered to the Company as consideration for the grant of a new Option with a lower purchase price. Any other action that is deemed to be a repricing under any applicable rule of the New York Stock Exchange shall be prohibited.

VIII. STOCK APPRECIATION RIGHTS

(a) *Stock Appreciation Rights.* A Stock Appreciation Right is the right to receive an amount equal to the Spread with respect to a share of Common Stock upon the exercise of such Stock Appreciation Right. Stock Appreciation Rights may be granted in connection with the grant of an Option, in which case the Option Agreement will provide that exercise of Stock Appreciation Rights will result in the surrender of the right to purchase the shares under the Option as to which the Stock Appreciation Rights were exercised. Alternatively, Stock Appreciation Rights may be granted independently of Options in which case each Award of Stock Appreciation Rights shall be evidenced by a Stock Appreciation Rights Agreement between the Company and the Holder which shall contain such terms and conditions as may be approved by the Committee. The terms and conditions of the respective Stock Appreciation Rights Agreements need not be identical. The Spread with respect to a Stock Appreciation Right may be payable either in cash, shares of Common Stock with a Fair Market Value equal to the Spread or in a combination of cash and shares of Common Stock. Upon the exercise of any Stock Appreciation Rights granted hereunder, the number of shares reserved for issuance under the Plan shall be reduced only to the extent that shares of Common Stock are actually issued in connection with the exercise of such Right.

(b) *Exercise Price.* The exercise price of each Stock Appreciation Right shall be determined by the Committee, but such exercise price shall not be less than the Fair Market Value of a share of Common Stock on the date the Stock Appreciation Right is granted.

(c) *Exercise Period.* The term of each Stock Appreciation Right shall be as specified by the Committee at the date of grant; provided that, in no case, shall the term of a Stock Appreciation Right exceed ten (10) years.

(d) *Limitations on Exercise of Stock Appreciation Right.* A Stock Appreciation Right shall be exercisable in whole or in such installments and at such times as determined by the Committee.

(e) *Repricing Prohibited.* Except for adjustments pursuant to Article XIII, the exercise price of a Stock Appreciation Right may not be decreased after the date of grant nor may an outstanding Stock Appreciation Right granted under the Plan be surrendered to the Company as consideration for the grant of a new Stock Appreciation Right with a lower exercise price. Any other action that is deemed to be a repricing under any applicable rule of the New York Stock Exchange shall be prohibited.

IX. RESTRICTED STOCK AWARDS

(a) *Restricted Period To Be Established by the Committee.* At the time a Restricted Stock Award is made, the Committee shall establish the Restriction Period applicable to such Award; provided, however, that, except as set forth below and as permitted by Paragraph (b) of this Article IX, such Restriction Period shall not be less than the Minimum Criteria. An Award which provides for the lapse of restrictions on shares applicable to such Award in equal annual installments over a period of at least three (3) years from the date of grant shall be deemed to meet the Minimum Criteria. The foregoing notwithstanding, with respect to Restricted Stock Awards and Restricted Stock Unit Awards of up to an aggregate of 550,000 shares (subject to adjustment as set forth in Article XIII), the Minimum Criteria shall not apply and the Committee may establish such lesser Restriction Periods applicable to such Awards as it shall determine in its discretion. Subject to the foregoing, each Restricted Stock Award may have a different Restriction Period, in the discretion of the Committee. The Restriction Period applicable to a particular Restricted Stock Award shall not be changed except as permitted by Paragraph (b) of this Article or by Article XIII.

(b) *Other Terms and Conditions.* Common Stock awarded pursuant to a Restricted Stock Award shall be represented by a stock certificate registered in the name of the Holder of such Restricted Stock Award or, at the option of the Company, in the name of a nominee of the Company. The Holder shall have the right to receive dividends during the Restriction Period, to vote the Common Stock subject thereto and to enjoy all other stockholder rights, except that (i) the Holder shall not be entitled to possession of the stock certificate until the Restriction Period shall have expired, (ii) the Company shall retain custody of the stock during the Restriction Period, (iii) the Holder may not sell, transfer, pledge, exchange, hypothecate or otherwise dispose of the stock during the Restriction Period, and (iv) a breach of the terms and conditions established by the Committee pursuant to the Restricted Stock Award shall cause a forfeiture of the Restricted Stock Award. At the time of such Award, the Committee may, in its sole discretion, prescribe additional terms, conditions or restrictions relating to Restricted Stock Awards, including, but not limited to, rules pertaining to the termination of a Holder's service (by retirement, disability, death or otherwise) prior to expiration of the Restriction Period as shall be set forth in a Restricted Stock Award Agreement.

(c) *Payment for Restricted Stock.* A Holder shall not be required to make any payment for Common Stock received pursuant to a Restricted Stock Award, except to the extent otherwise required by law and except that the Committee may, in its discretion, charge the Holder an amount in cash not in excess of the par value of the shares of Common Stock issued under the Plan to the Holder.

(d) *Miscellaneous.* Nothing in this Article shall prohibit the exchange of shares issued under the Plan (whether or not then subject to a Restricted Stock Award) pursuant to a plan of reorganization for stock or securities in the Company or another corporation a party to the reorganization, but the stock or securities so received for shares then subject to the restrictions of a Restricted Stock Award shall become subject to the restrictions of such Restricted Stock Award. Any shares of stock received as a result of a stock split or stock dividend with respect to shares then subject to a Restricted Stock Award shall also become subject to the restrictions of the Restricted Stock Award.

X. RESTRICTED STOCK UNIT AWARDS

(a) *Restricted Period To Be Established by the Committee.* At the time a Restricted Stock Unit Award is made, the Committee shall establish the Restriction Period applicable to such Award; provided, however, that except as set forth below and as permitted by Paragraph (b) of this Article X, such Restriction Period shall not be less than the Minimum Criteria. An Award which provides for the lapse of restrictions applicable to such Award in equal annual installments over a period of at least three (3) years from the date of grant shall be deemed to meet the Minimum Criteria. The foregoing notwithstanding, with respect to Restricted Stock Awards and Restricted Stock Unit Awards of up to an aggregate of 550,000 shares (subject to adjustment as set forth in Article XIII), the Minimum Criteria shall not apply and the Committee may establish such lesser Restriction Periods applicable to such Awards as it shall determine in its discretion. Subject to the foregoing, each Restricted Stock Unit Award may have a different Restriction Period, in the discretion of the Committee. The Restriction Period applicable to a particular Restricted Stock Unit Award shall not be changed except as permitted by Paragraph (b) of this Article or by Article XIII.

(b) *Other Terms and Conditions.* At the time of a Restricted Stock Unit Award, the Committee may, in its sole discretion, prescribe additional terms, conditions or restrictions relating to the Restricted Stock Unit Award, including, but not limited to, rules pertaining to the termination of a Holder's service (by retirement, disability, death or otherwise) prior to expiration of the Restriction Period as shall be set forth in a Restricted Stock Unit Award Agreement. Cash dividend equivalents may be paid during, or may be accumulated and paid at the end of, the Restriction Period with respect to a Restricted Stock Unit Award, as determined by the Committee. The Committee, in its sole discretion, may provide for the deferral of a Restricted Stock Unit Award. If a payment of cash or issuance of Common Stock is to be made on a deferred basis, the Committee shall establish whether interest or dividend equivalents shall be credited on the deferred amounts and any other terms and conditions applicable thereto.

(c) *Payment for Restricted Stock Unit.* A Holder shall not be required to make any payment for Common Stock received pursuant to a Restricted Stock Unit Award, except to the extent otherwise required by law and except that the Committee may, in its discretion, charge the Holder an amount in cash not in excess of the par value of the shares of Common Stock issued under the Plan to the Holder.

(d) *Restricted Stock Units in Substitution for Units Granted by Other Corporations.* Restricted Stock Unit Awards may be granted under the Plan from time to time in substitution for restricted stock units held by employees of corporations who become, or who became prior to the effective date of the Plan, employees of the Company or of any Subsidiary as a result of a merger or consolidation of the employing corporation with the Company or such Subsidiary, or the acquisition by the Company or a Subsidiary of all or a portion of the assets of the employing corporation, or the acquisition by the Company or a Subsidiary of stock of the employing corporation with the result that such employing corporation becomes a Subsidiary.

XI. PERFORMANCE AWARDS

(a) *Performance Period.* The Committee shall establish, with respect to and at the time of each Performance Award, a performance period over which the performance applicable to the Performance Award of the Holder shall be measured.

(b) *Performance Awards.* Each Performance Award may have a maximum value established by the Committee at the time of such Award.

(c) *Performance Measures.* A Performance Award granted under the Plan that is intended to qualify as qualified performance-based compensation under Section 162(m) of the Code shall be awarded contingent upon the achievement of one or more performance measures. The performance criteria for Performance Awards shall consist of objective tests based on the following: earnings, cash flow, cash value added performance, stockholder return and/or value, revenues, operating profits (including EBITDA), net profits, earnings per share, stock price, cost reduction goals, debt to capital ratio, financial return ratios, profit return and margins, market share, working capital and customer satisfaction. The Committee may select one criterion or multiple criteria for measuring performance. Performance criteria may be measured on corporate, subsidiary or business unit performance, or on a combination thereof. Further, the performance criteria may be based on comparative performance with other companies or other external measure of the selected performance criteria. A Performance Award that is not intended to qualify as qualified performance-based compensation under Section 162(m) of the Code shall be based on achievement of such goals and be subject to such terms, conditions and restrictions as the Committee or its delegate shall determine.

(d) *Payment.* Following the end of the performance period, the Holder of a Performance Award shall be entitled to receive payment of an amount, not exceeding the maximum value of the Performance Award, if any, based on the achievement of the performance measures for such performance period, as determined by the Committee in its sole discretion. Payment of a Performance Award (i) may be made in cash, Common Stock or a combination thereof, as determined by the Committee in its sole discretion, (ii) shall be made in a lump sum or in installments as prescribed by the Committee in its sole discretion, and (iii) to the extent applicable, shall be based on the Fair Market Value of the Common Stock on the payment date. If a payment of cash or issuance of Common Stock is to be made on a deferred basis, the Committee shall establish whether interest or dividend equivalents shall be credited on the deferred amounts and any other terms and conditions applicable thereto.

(e) *Termination of Service.* The Committee shall determine the effect of termination of service during the performance period on a Holder's Performance Award.

XII. STOCK VALUE EQUIVALENT AWARDS

(a) *Stock Value Equivalent Awards.* Stock Value Equivalent Awards are rights to receive an amount equal to the Fair Market Value of shares of Common Stock or rights to receive an amount equal to any appreciation or increase in the Fair Market Value of Common Stock over a specified period of time, which vest over a period of time as established by the Committee, without payment of any amounts by the Holder thereof (except to the extent otherwise required by law) or satisfaction of any performance criteria or objectives. Each Stock Value Equivalent Award may have a maximum value established by the Committee at the time of such Award.

(b) *Award Period.* The Committee shall establish, with respect to and at the time of each Stock Value Equivalent Award, a period over which the Award shall vest with respect to the Holder.

(c) *Payment.* Following the end of the determined period for a Stock Value Equivalent Award, the Holder of a Stock Value Equivalent Award shall be entitled to receive payment of an amount, not exceeding the maximum value of the Stock Value Equivalent Award, if any, based on the then vested value of the Award. Payment of a Stock Value Equivalent Award (i) shall be made in cash, (ii) shall be made in a lump sum or in installments as prescribed by the Committee in its sole discretion, and (iii) shall be based on the Fair Market Value of the Common Stock on the payment date. Cash dividend equivalents may be paid during, or may be accumulated and paid at the end of, the determined period with respect to a Stock Value Equivalent Award, as determined by the Committee. If payment of cash is to be made on a deferred basis, the Committee shall establish whether interest shall be credited, the rate thereof and any other terms and conditions applicable thereto.

(d) *Termination of Service.* The Committee shall determine the effect of termination of service during the applicable vesting period on a Holder's Stock Value Equivalent Award.

XIII. RECAPITALIZATION OR REORGANIZATION

(a) Except as hereinafter otherwise provided, in the event of any recapitalization, reorganization, merger, consolidation, combination, exchange, stock dividend, stock split, extraordinary dividend or divestiture (including a spin-off) or any other change in the corporate structure or shares of Common Stock occurring after the date of the grant of an Award, the Committee shall, in its discretion, make such adjustment as to the number and price of shares of Common Stock or other consideration subject to such Awards as the Committee shall deem appropriate in order to prevent dilution or enlargement of rights of the Holders.

(b) The existence of the Plan and the Awards granted hereunder shall not affect in any way the right or power of the Board or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, any merger or consolidation of the Company, any issue of debt or equity securities having any priority or preference with respect to or affecting Common Stock or the rights thereof, the dissolution or liquidation of the Company or any sale, lease, exchange or other disposition of all or any part of its assets or business or any other corporate act or proceeding.

(c) The shares with respect to which Options, Stock Appreciation Rights or Restricted Stock Units may be granted are shares of Common Stock as presently constituted, but if, and whenever, prior to the expiration of an Option, Stock Appreciation Rights or Restricted Stock Unit Award, the Company shall effect a subdivision or consolidation of shares of Common Stock or the payment of a stock dividend on Common Stock without receipt of consideration by the Company, the number of shares of Common Stock with respect to which such Award relates or may thereafter be exercised (i) in the event of an increase in the number of outstanding shares shall be proportionately increased, and, as applicable, the purchase price per share shall be proportionately reduced, and (ii) in the event of a reduction in the number of outstanding shares shall be proportionately reduced, and, as applicable, the purchase price per share shall be proportionately increased.

(d) If the Company recapitalizes or otherwise changes its capital structure, thereafter upon any exercise of an Option or Stock Appreciation Rights or payment in settlement of a Restricted Stock Unit Award theretofore granted, the Holder shall be entitled to purchase or receive, as applicable, under such Award, in lieu of the number of shares of Common Stock as to which such Award relates or shall then be exercisable, the number and class of shares of stock and securities and the cash and other property to which the Holder would have been entitled pursuant to the terms of the recapitalization if, immediately prior to such recapitalization, the Holder had been the holder of record of the number of shares of Common Stock then covered by such Award.

(e) In the event of a Corporate Change, unless an Award Document otherwise provides, as of the Corporate Change Effective Date (i) any outstanding Options and Stock Appreciation Rights shall become immediately vested and fully exercisable, (ii) any restrictions on Restricted Stock Awards or Restricted Stock Unit Awards shall immediately lapse, (iii) all performance measures upon which an outstanding Performance Award is contingent shall be deemed achieved and the Holder shall receive a payment equal to the maximum amount of the Award he or she would have been entitled to receive, prorated to the Corporate Change Effective Date, and (iv) any outstanding cash Awards including, but not limited to, Stock Value Equivalent Awards shall immediately vest and be paid based on the vested value of the Award.

(f) In the relevant Award Document, the Committee may provide that, no later than two (2) business days prior to any Corporate Change referenced in Clause (ii), (iii) or (iv) of the definition thereof or ten (10) business days after any Corporate Change referenced in Clause (i) of the definition thereof, the Committee may, in its sole discretion, (i) require the mandatory surrender to the Company by selected Optionees of some or all of the outstanding Options held by such Optionees (irrespective of whether such Options are then exercisable under the provisions of the Plan) as of a date (before or after a Corporate Change) specified by the Committee, in which event the Committee shall thereupon cancel such Options and pay to each Optionee an amount of cash per share equal to the excess, if any, of the Change of Control Value of the shares subject to such Option over the exercise price(s) under such Options for such shares, (ii) require the mandatory surrender to the Company by selected Holders of Stock Appreciation Rights of some or all of the outstanding Stock Appreciation Rights held by such Holders (irrespective of whether such Stock Appreciation Rights are then exercisable under the provisions of the Plan) as of a date (before or after a Corporate Change) specified by the Committee, in which event the Committee shall thereupon cancel such Stock Appreciation Rights and pay to each Holder an amount of cash equal to the Spread with respect to such Stock Appreciation Rights with the Fair Market Value of the Common Stock at such time to be deemed to be the Change of Control Value, or (iii) require the mandatory surrender to the Company by selected Holders of Restricted Stock Awards, Restricted Stock Unit Awards or Performance Awards of some or all of the outstanding Awards held by such Holder (irrespective of whether such Awards are vested under the provisions of the Plan) as of a date (before or after a Corporate Change) specified by the Committee, in which event the Committee shall thereupon cancel such Awards and pay to each Holder an amount of cash equal to the Change of Control Value of the shares, if the Award is denominated in Common Stock, or an amount of cash equal to the Fair Market Value of the Common Stock at such time, if the Award is not denominated in Common Stock.

(g) Except as hereinbefore expressly provided, the issuance by the Company of shares of stock of any class or securities convertible into shares of stock of any class, for cash, property, labor or services, upon direct sale, upon the exercise of rights or warrants to subscribe therefor, or upon conversion of shares or obligations of the Company convertible into such shares or other securities, and in any case whether or not for fair value, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number of shares of Common Stock subject to Awards theretofore granted, the purchase price per share of Common Stock subject to Options or the calculation of the Spread with respect to Stock Appreciation Rights.

XIV. AMENDMENT OR TERMINATION OF THE PLAN

The Board in its discretion may terminate the Plan or alter or amend the Plan or any part thereof from time to time; provided that no change in any Award theretofore granted may be made which would impair the rights of the Holder without the consent of the Holder, and provided, further, that the Board may not, without approval of the stockholders, amend the Plan to effect a "material revision" of the Plan, where a "material revision" includes, but is not limited to, a revision that: (a) materially increases the benefits accruing to a Holder under the Plan, (b) materially increases the aggregate number of securities that may be issued under the Plan, (c) materially modifies the requirements as to eligibility for participation in the Plan, (d) changes the types of awards available under the Plan, or (e) amends or deletes the provisions that prevent the Committee from amending the terms and conditions of an outstanding Option or Stock Appreciation Rights to alter the exercise price.

XV. OTHER

(a) *No Right To An Award.* Neither the adoption of the Plan nor any action of the Board or of the Committee shall be deemed to give an employee or a non-employee Director any right to be granted an Option, a Stock Appreciation Right, a right to a Restricted Stock Award, Restricted Stock Unit Award, Performance Award or Stock Value Equivalent Award or any other rights hereunder except as may be evidenced by an Award or by an Option or Stock Appreciation Agreement duly executed on behalf of the Company, and then only to the extent of and on the terms and conditions expressly set forth therein. The Plan shall be unfunded. The Company shall not be required to establish any special or separate fund or to make any other segregation of funds or assets to assure the payment of any Award.

(b) *No Employment Rights Conferred.* Nothing contained in the Plan or in any Award made hereunder shall:

(i) confer upon any employee any right to continuation of employment with the Company or any Subsidiary; or

(ii) interfere in any way with the right of the Company or any Subsidiary to terminate his or her employment at any time.

(c) *No Rights to Serve as a Director Conferred.* Nothing contained in the Plan or in any Award made hereunder shall confer upon any Director any right to continue their position as a Director of the Company.

(d) *Other Laws; Withholding.* The Company shall not be obligated to issue any Common Stock pursuant to any Award granted under the Plan at any time when the offering of the shares covered by such Award has not been registered under the Securities Act of 1933 and such other state and federal laws, rules or regulations as the Company or the Committee deems applicable and, in the opinion of legal counsel for the Company, there is no exemption from the registration requirements of such laws, rules or regulations available for the issuance and sale of such shares. No fractional shares of Common Stock shall be delivered, nor shall any cash in lieu of fractional shares be paid. The Company shall have the right to deduct in connection with all Awards any taxes required by law to be withheld and to require any payments necessary to enable it to satisfy its withholding obligations. The Committee may permit the Holder of an Award to elect to surrender, or authorize the Company to withhold, shares of Common Stock (valued at their Fair Market Value on the date of surrender or withholding of such shares) in satisfaction of the Company's withholding obligation, subject to such restrictions as the Committee deems appropriate.

(e) *No Restriction on Corporate Action.* Nothing contained in the Plan shall be construed to prevent the Company or any Subsidiary from taking any corporate action which is deemed by the Company or such Subsidiary to be appropriate or in its best interest, whether or not such action would have an adverse effect on the Plan or any Award made under the Plan. No Holder, beneficiary or other person shall have any claim against the Company or any Subsidiary as a result of any such action.

(f) *Restrictions on Transfer.* Except as otherwise provided herein, an Award shall not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated by a Holder other than by will or the laws of descent and distribution or pursuant to a "qualified domestic relations order" as defined by the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended, and shall be exercisable during the lifetime of the Holder only by such Holder, the Holder's guardian or legal representative, a transferee under a qualified domestic relations order or a transferee as described below. The Committee may prescribe and include in the respective Award Documents hereunder other restrictions on transfer. Any attempted assignment or transfer in violation of this section shall be null and void. Upon a Holder's death, the Holder's personal representative or other person entitled to succeed to the rights of the Holder (the "Successor Holder") may exercise such rights as are provided under the applicable Award Document. A Successor Holder must furnish proof satisfactory to the Company of his or her rights to exercise the Award under the Holder's will or under the applicable laws of descent and distribution. Notwithstanding the foregoing, the Committee shall have the authority, in its discretion, to grant (or to sanction by way of amendment to an existing grant) Awards (other than Incentive Stock Options) which may be transferred by the Holder for no consideration to or for the benefit of the Holder's Immediate Family, to a trust solely for the benefit of the Holder and his Immediate Family, or to a partnership or limited liability company in which the Holder and members of his Immediate Family have at least 99% of the equity, profit and loss interest, in which case the Award Document shall so state. A transfer of an Award pursuant to this Paragraph (f) shall be subject to such rules and procedures as the Committee may establish. In the event an Award is transferred as contemplated in this Paragraph (f), such Award may not be subsequently transferred by the transferee except by will or the laws of descent and distribution, and such Award shall continue to be governed by and subject to the terms and limitations of the Plan and the relevant written instrument for the Award and the transferee shall be entitled to the same rights as the Holder under Articles XIII and XIV hereof as if no transfer had taken place. No transfer shall be effective unless and until written notice of such transfer is provided to the Committee, in the form and manner prescribed by the Committee. The consequences of termination of employment shall continue to be applied with respect to the original Holder, following which the Awards shall be exercised by the transferee only to the extent and for the periods specified in the Plan and the related Award Document. The Option Agreement, Stock Appreciation Rights Agreement, Restricted Stock Award Agreement, Restricted Stock Unit Award Agreement or other Award Document shall specify the effect of the death of the Holder on the Award.

(g) *Governing Law.* This Plan shall be construed in accordance with the laws of the State of Texas, except to the extent that it implicates matters which are the subject of the General Corporation Law of the State of Delaware which matters shall be governed by the latter law.

(h) *Foreign Awardees.* Without amending the Plan, the Committee may grant Awards to eligible persons who are foreign nationals on such terms and conditions different from those specified in the Plan as may, in the judgment of the Committee, be necessary or desirable to foster and promote achievement of the purposes of the Plan and, in furtherance of such purposes, the Committee may make such modifications, amendments, procedures, subplans and the like as may be necessary or advisable to comply with the provisions of laws and regulations in other countries or jurisdictions in which the Company or its Subsidiaries operate.

(i) *Section 409A.* Notwithstanding anything in this Plan to the contrary, if any Plan provision or Award under the Plan, or any deferral permitted under the Plan, would result in the imposition of an applicable tax under Section 409A of the Code and related regulations and Treasury pronouncements ("Section 409A"), that Plan provision or Award will be reformed, and that deferral provision will be structured, to avoid imposition of the applicable tax and no action taken to comply with Section 409A shall be deemed to adversely affect the Participant's rights with respect to an Award.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)
[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2007

OR

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from ______ to ______
Commission File Number 001-03492

HALLIBURTON COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**75-2677995**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5 Houston Center
1401 McKinney, Suite 2400
Houston, Texas 77010
(Address of principal executive offices)
Telephone Number – Area code (713) 759-2600

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each Exchange on which registered
Common Stock par value $2.50 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes X No ______

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ______ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes X No ______

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	[X]	Accelerated filer	[ ]
Non-accelerated filer	[ ]	Smaller reporting company	[ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ______ No X

The aggregate market value of Common Stock held by nonaffiliates on June 29, 2007, determined using the per share closing price on the New York Stock Exchange Composite tape of $34.50 on that date was approximately $30,691,000,000.

As of February 14, 2008, there were 880,157,300 shares of Halliburton Company Common Stock, $2.50 par value per share, outstanding.

Portions of the Halliburton Company Proxy Statement for our 2008 Annual Meeting of Stockholders (File No. 001-03492) are incorporated by reference into Part III of this report.

HALLIBURTON COMPANY
Index to Form 10-K
For the Year Ended December 31, 2007

PART I

Item 1. Business.

General description of business

Halliburton Company's predecessor was established in 1919 and incorporated under the laws of the State of Delaware in 1924. Halliburton Company provides a variety of services and products to customers in the energy industry.

In November 2006, KBR, Inc. (KBR), which at the time was our wholly owned subsidiary, completed an initial public offering (IPO), in which it sold approximately 32 million shares of KBR common stock at $17.00 per share. Proceeds from the IPO were approximately $508 million, net of underwriting discounts and commissions and offering expenses. On April 5, 2007, we completed the separation of KBR from us by exchanging the 135.6 million shares of KBR common stock owned by us on that date for 85.3 million shares of our common stock. In the second quarter of 2007, we recorded a gain on the disposition of KBR of approximately $933 million, net of tax and the estimated fair value of the indemnities and guarantees provided to KBR, which is included in income from discontinued operations in the consolidated statements of operations.

Subsequent to the KBR separation, in the third quarter of 2007, we realigned our products and services to improve operational and cost management efficiencies, better serve our customers, and become better aligned with the process of exploring for and producing from oil and natural gas wells. We now operate under two divisions, which form the basis for the two operating segments we now report: the Completion and Production segment and the Drilling and Evaluation segment. The two KBR segments have been reclassified as discontinued operations.

See Note 4 to the consolidated financial statements for financial information about our business segments.

Description of services and products

We offer a broad suite of services and products to customers through our two business segments for the exploration, development, and production of oil and gas. We serve major, national, and independent oil and gas companies throughout the world. The following summarizes our services and products for each business segment.

Completion and Production

Our Completion and Production segment delivers cementing, stimulation, intervention, and completion services. This segment consists of production enhancement services, completion tools and services, and cementing services.

Production enhancement services include stimulation services, pipeline process services, sand control services, and well intervention services. Stimulation services optimize oil and gas reservoir production through a variety of pressure pumping services, nitrogen services, and chemical processes, commonly known as hydraulic fracturing and acidizing. Pipeline process services include pipeline and facility testing, commissioning, and cleaning via pressure pumping, chemical systems, specialty equipment, and nitrogen, which are provided to the midstream and downstream sectors of the energy business. Sand control services include fluid and chemical systems and pumping services for the prevention of formation sand production. Well intervention services enable live well intervention and continuous pipe deployment capabilities through the use of hydraulic workover systems and coiled tubing tools and services.

Completion tools and services include subsurface safety valves and flow control equipment, surface safety systems, packers and specialty completion equipment, intelligent completion systems, expandable liner hanger systems, sand control systems, well servicing tools, and reservoir performance services. Reservoir performance services include testing tools, real-time reservoir analysis, and data acquisition services. Additionally, completion tools and services include WellDynamics, an intelligent well completions joint venture, which we consolidate for accounting purposes.

Cementing services involve bonding the well and well casing while isolating fluid zones and maximizing wellbore stability. Our cementing service line also provides casing equipment.

Drilling and Evaluation

Our Drilling and Evaluation segment provides field and reservoir modeling, drilling, evaluation, and precise well-bore placement solutions that enable customers to model, measure, and optimize their well construction activities. This segment consists of Baroid Fluid Services, Sperry Drilling Services, Security DBS Drill Bits, wireline and perforating services, Landmark, and project management.

Baroid Fluid Services provides drilling fluid systems, performance additives, completion fluids, solids control, specialized testing equipment, and waste management services for oil and gas drilling, completion, and workover operations.

Sperry Drilling Services provides drilling systems and services. These services include directional and horizontal drilling, measurement-while-drilling, logging-while-drilling, surface data logging, multilateral systems, underbalanced applications, and rig site information systems. Our drilling systems offer directional control while providing important measurements about the characteristics of the drill string and geological formations while drilling directional wells. Real-time operating capabilities enable the monitoring of well progress and aid decision-making processes.

Security DBS Drill Bits provides roller cone rock bits, fixed cutter bits, hole enlargement and related downhole tools and services used in drilling oil and gas wells. In addition, coring equipment and services are provided to acquire cores of the formation drilled for evaluation.

Wireline and perforating services include open-hole wireline services that provide information on formation evaluation, including resistivity, porosity, and density, rock mechanics, and fluid sampling. Also offered are cased-hole and slickline services, which provide cement bond evaluation, reservoir monitoring, pipe evaluation, pipe recovery, mechanical services, well intervention, and perforating. Perforating services include tubing-conveyed perforating services and products.

Landmark is a supplier of integrated exploration, drilling, and production software information systems, as well as consulting and data management services for the upstream oil and gas industry.

The Drilling and Evaluation segment also provides oilfield project management and integrated solutions to independent, integrated, and national oil companies. These offerings make use of all of our oilfield services, products, technologies, and project management capabilities to assist our customers in optimizing the value of their oil and gas assets.

Acquisitions and dispositions

In July 2007, we acquired the entire share capital of PSL Energy Services Limited (PSLES), an eastern hemisphere provider of process, pipeline, and well intervention services. PSLES has operational bases in the United Kingdom, Norway, the Middle East, Azerbaijan, Algeria, and Asia Pacific. We paid approximately $330 million for PSLES, consisting of $326 million in cash and $4 million in debt assumed, subject to adjustment for working capital purposes. As of December 31, 2007, we had recorded goodwill of $163 million and intangible assets of $54 million on a preliminary basis until our analysis of the fair value of assets acquired and liabilities assumed is complete. Beginning in August 2007, PSLES's results of operations are included in our Completion and Production segment.

As a part of our sale of Dresser Equipment Group in 2001, we retained a small equity interest in Dresser Inc.'s Class A common stock. Dresser Inc. was later reorganized as Dresser, Ltd., and we exchanged our shares for shares of Dresser, Ltd. In May 2007, we sold our remaining interest in Dresser, Ltd. We received $70 million in cash from the sale and recorded a $49 million gain. This investment was reflected in "Other assets" on our consolidated balance sheet at December 31, 2006.

In January 2007, we acquired all intellectual property, current assets, and existing business associated with Calgary-based Ultraline Services Corporation (Ultraline), a division of Savanna Energy Services Corp. Ultraline is a provider of wireline services in Canada. We paid approximately $178 million for Ultraline and recorded goodwill of $124 million and intangible assets of $41 million. Beginning in February 2007, Ultraline's results of operations are included in our Drilling and Evaluation segment.

In January 2005, we completed the sale of our 50% interest in Subsea 7, Inc. to our joint venture partner, Siem Offshore (formerly DSND Subsea ASA), for approximately $200 million in cash. As a result of the transaction, we recorded a gain of approximately $110 million during the first quarter of 2005. We accounted for our 50% ownership of Subsea 7, Inc. using the equity method in our Completion and Production segment.

Business strategy

Our business strategy is to secure a distinct and sustainable competitive position as a pure-play oilfield service company by delivering products and services to our customers that maximize their production and recovery and realize proven reserves from difficult environments. Our objectives are to:

- create a balanced portfolio of products and services supported by global infrastructure and anchored by technology innovation with a well-integrated digital strategy to further differentiate our company;
- reach a distinguished level of operational excellence that reduces costs and creates real value from everything we do;
- preserve a dynamic workforce by being a preferred employer to attract, develop, and retain the best global talent; and
- uphold the ethical and business standards of the company and maintain the highest standards of health, safety, and environmental performance.

Markets and competition

We are one of the world's largest diversified energy services companies. Our services and products are sold in highly competitive markets throughout the world. Competitive factors impacting sales of our services and products include:

- price;
- service delivery (including the ability to deliver services and products on an "as needed, where needed" basis);
- health, safety, and environmental standards and practices;
- service quality;
- global talent retention;
- knowledge of the reservoir;
- product quality;
- warranty; and
- technical proficiency.

We conduct business worldwide in approximately 70 countries. In 2007, based on the location of services provided and products sold, 44% of our consolidated revenue was from the United States. In 2006, 45% of our consolidated revenue was from the United States. In 2005, 43% of our consolidated revenue was from the United States. No other country accounted for more than 10% of our consolidated revenue during these periods. See Note 4 to the consolidated financial statements for additional financial information about geographic operations in the last three years. Because the markets for our services and products are vast and cross numerous geographic lines, a meaningful estimate of the total number of competitors cannot be made. The industries we serve are highly competitive, and we have many substantial competitors. Largely all of our services and products are marketed through our servicing and sales organizations.

Operations in some countries may be adversely affected by unsettled political conditions, acts of terrorism, civil unrest, expropriation or other governmental actions, exchange control problems, and highly inflationary currencies. We believe the geographic diversification of our business activities reduces the risk that loss of operations in any one country would be material to the conduct of our operations taken as a whole.

Information regarding our exposure to foreign currency fluctuations, risk concentration, and financial instruments used to minimize risk is included in Management's Discussion and Analysis of Financial Condition and Results of Operations – Financial Instrument Market Risk and in Note 14 to the consolidated financial statements.

Customers

Our revenue from continuing operations during the past three years was derived from the sale of services and products to the energy industry. No customer represented more than 10% of consolidated revenue in any period presented.

Raw materials

Raw materials essential to our business are normally readily available. Current market conditions have triggered constraints in the supply of certain raw materials, such as sand, cement, and specialty metals. Given high activity levels, particularly in the United States, we are seeking ways to ensure the availability of resources, as well as manage the rising costs of raw materials. Our procurement department is using our size and buying power through several programs designed to ensure that we have access to key materials at competitive prices.

Research and development costs

We maintain an active research and development program. The program improves existing products and processes, develops new products and processes, and improves engineering standards and practices that serve the changing needs of our customers. Our expenditures for research and development activities were $301 million in 2007, $254 million in 2006, and $218 million in 2005, of which over 97% was company-sponsored in each year.

Patents

We own a large number of patents and have pending a substantial number of patent applications covering various products and processes. We are also licensed to utilize patents owned by others. We do not consider any particular patent to be material to our business operations.

Seasonality

On an overall basis, our operations are not generally affected by seasonality. Weather and natural phenomena can temporarily affect the performance of our services, but the widespread geographical locations of our operations serve to mitigate those effects. Examples of how weather can impact our business include:

- the severity and duration of the winter in North America can have a significant impact on gas storage levels and drilling activity for natural gas;
- the timing and duration of the spring thaw in Canada directly affects activity levels due to road restrictions;
- typhoons and hurricanes can disrupt coastal and offshore operations; and
- severe weather during the winter months normally results in reduced activity levels in the North Sea and Russia.

In addition, due to higher spending near the end of the year by customers for software and completion tools and services, Landmark and completion tools results of operations are generally stronger in the fourth quarter of the year than at the beginning of the year.

Employees

At December 31, 2007, we employed approximately 51,000 people worldwide compared to approximately 45,000 at December 31, 2006. At December 31, 2007, approximately 12% of our employees were subject to collective bargaining agreements. Based upon the geographic diversification of these employees, we believe any risk of loss from employee strikes or other collective actions would not be material to the conduct of our operations taken as a whole.

Environmental regulation

We are subject to numerous environmental, legal, and regulatory requirements related to our operations worldwide. In the United States, these laws and regulations include, among others:

- the Comprehensive Environmental Response, Compensation and Liability Act;
- the Resource Conservation and Recovery Act;
- the Clean Air Act;
- the Federal Water Pollution Control Act; and
- the Toxic Substances Control Act.

In addition to the federal laws and regulations, states and other countries where we do business may have numerous environmental, legal, and regulatory requirements by which we must abide. We evaluate and address the environmental impact of our operations by assessing and remediating contaminated properties in order to avoid future liabilities and comply with environmental, legal, and regulatory requirements. On occasion, we are involved in specific environmental litigation and claims, including the remediation of properties we own or have operated, as well as efforts to meet or correct compliance-related matters. Our Health, Safety and Environment group has several programs in place to maintain environmental leadership and to prevent the occurrence of environmental contamination.

We do not expect costs related to these remediation requirements to have a material adverse effect on our consolidated financial position or our results of operations.

Web site access

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934 are made available free of charge on our internet web site at www.halliburton.com as soon as reasonably practicable after we have electronically filed the material with, or furnished it to, the Securities and Exchange Commission (SEC). The public may read and copy any materials we have filed with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Room 1580, Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains our reports, proxy and information statements, and our other SEC filings. The address of that site is www.sec.gov. We have posted on our web site our Code of Business Conduct, which applies to all of our employees and Directors and serves as a code of ethics for our principal executive officer, principal financial officer, principal accounting officer, and other persons performing similar functions. Any amendments to our Code of Business Conduct or any waivers from provisions of our Code of Business Conduct granted to the specified officers above are disclosed on our web site within four business days after the date of any amendment or waiver pertaining to these officers. There have been no waivers from provisions of our Code of Business Conduct during 2007, 2006, or 2005.

Item 1(a). Risk Factors.

Information related to risk factors is described in "Management's Discussion and Analysis of Financial Condition and Results of Operations" under "Forward-Looking Information and Risk Factors."

Item 1(b). Unresolved Staff Comments.

None.

Item 2. Properties.

We own or lease numerous properties in domestic and foreign locations. The following locations represent our major facilities and corporate offices.

Location	Owned/Leased	Description
Operations:		
Completion and Production segment:		
Carrollton, Texas	Owned	Manufacturing facility
Johor, Malaysia	Leased	Manufacturing facility
Monterrey, Mexico	Leased	Manufacturing facility
Sao Jose dos Campos, Brazil	Leased	Manufacturing facility
Drilling and Evaluation segment:		
Alvarado, Texas	Owned/Leased	Manufacturing facility
Singapore	Leased	Manufacturing facility
The Woodlands, Texas	Leased	Manufacturing facility
Shared facilities:		
Duncan, Oklahoma	Owned	Manufacturing, technology, and camp facilities
Houston, Texas	Owned	Manufacturing and campus facilities
Houston, Texas	Owned/Leased	Campus facility
Houston, Texas	Leased	Campus facility
Pune, India	Leased	Technology facility
Corporate:		
Houston, Texas	Leased	Corporate executive offices
Dubai, United Arab Emirates	Leased	Corporate executive offices

All of our owned properties are unencumbered.

In addition, we have 133 international and 97 United States field camps from which we deliver our services and products. We also have numerous small facilities that include sales offices, project offices, and bulk storage facilities throughout the world.

We believe all properties that we currently occupy are suitable for their intended use.

Item 3. Legal Proceedings.

Information related to various commitments and contingencies is described in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in "Forward-Looking Information and Risk Factors" and in Note 10 to the consolidated financial statements.

Item 4. Submission of Matters to a Vote of Security Holders.

There were no matters submitted to a vote of security holders during the fourth quarter of 2007.

Executive Officers of the Registrant

The following table indicates the names and ages of the executive officers of Halliburton Company as of February 15, 2008, including all offices and positions held by each in the past five years:

Name and Age	Offices Held and Term of Office
Evelyn M. Angelle (Age 40)	Vice President, Corporate Controller, and Principal Accounting Officer of Halliburton Company, since January 2008 Vice President, Operations Finance of Halliburton Company, December 2007 to January 2008 Vice President, Investor Relations of Halliburton Company, April 2005 to November 2007 Assistant Controller of Halliburton Company, April 2003 to March 2005 Senior Manager of Ernst & Young, April 1996 to March 2003
Peter C. Bernard (Age 46)	Senior Vice President, Business Development and Marketing of Halliburton Company, since June 2006 Senior Vice President, Digital and Consulting Solutions of Halliburton Company, December 2004 to May 2006 President of Landmark Graphics Corporation, May 2004 to December 2004 Vice President, Marketing and Managed Accounts of Landmark Graphics Corporation, May 2003 to May 2004 Vice President, Strategic Account Business Development, January 2002 to May 2003
James S. Brown (Age 53)	President, Western Hemisphere of Halliburton Company, since January 2008 Senior Vice President, Western Hemisphere of Halliburton Company, June 2006 to December 2007 Senior Vice President, United States Region of Halliburton Company, December 2003 to June 2006 Vice President, Western Area of Halliburton Company, November 2003 to December 2003 Vice President, Business Development of Halliburton Company, October 2001 to October 2003
* Albert O. Cornelison, Jr. (Age 58)	Executive Vice President and General Counsel of Halliburton Company, since December 2002 Director of KBR, Inc., June 2006 to April 2007
C. Christopher Gaut (Age 51)	President, Drilling and Evaluation Division of Halliburton Company, since January 2008 Director of KBR, Inc., March 2006 to April 2007 Executive Vice President and Chief Financial Officer of Halliburton Company, March 2003 to December 2007 Senior Vice President, Chief Financial Officer, and Member – Office of the President and Chief Operating Officer of ENSCO International, Inc., January 2002 to February 2003

Name and Age	Offices Held and Term of Office
David S. King (Age 51)	President, Completion and Production Division of Halliburton Company, since January 2008 Senior Vice President, Completion and Production Division of Halliburton Company, July 2007 to December 2007 Senior Vice President, Production Optimization of Halliburton Company, January 2007 to July 2007 Senior Vice President, Eastern Hemisphere of Halliburton Energy Services Group, July 2006 to December 2006 Senior Vice President, Global Operations of Halliburton Energy Services Group, July 2004 to July 2006 Vice President, Production Optimization of Halliburton Energy Services Group, May 2003 to July 2004 Vice President, Production Enhancement of Halliburton Energy Services Group, January 2000 to May 2003
* David J. Lesar (Age 54)	Chairman of the Board, President, and Chief Executive Officer of Halliburton Company, since August 2000
Ahmed H. M. Lotfy (Age 53)	President, Eastern Hemisphere of Halliburton Company, since January 2008 Senior Vice President, Eastern Hemisphere of Halliburton Company, January 2007 to December 2007 Vice President, Africa Region of Halliburton Company, January 2005 to December 2006 Vice President, North Africa Region of Halliburton Company, June 2002 to December 2004
* Mark A. McCollum (Age 48)	Executive Vice President and Chief Financial Officer of Halliburton Company, since January 2008 Director of KBR, Inc., June 2006 to April 2007 Senior Vice President and Chief Accounting Officer of Halliburton Company, August 2003 to December 2007 Senior Vice President and Chief Financial Officer of Tenneco Automotive, Inc., November 1999 to August 2003
Craig W. Nunez (Age 46)	Senior Vice President and Treasurer of Halliburton Company, since January 2007 Vice President and Treasurer of Halliburton Company, February 2006 to January 2007 Treasurer of Colonial Pipeline Company, November 1999 to January 2006

Name and Age	Offices Held and Term of Office
* Lawrence J. Pope (Age 39)	Executive Vice President of Administration and Chief Human Resources Officer of Halliburton Company, since January 2008 Vice President, Human Resources and Administration of Halliburton Company, January 2006 to December 2007 Senior Vice President, Administration of Kellogg Brown & Root, Inc., August 2004 to January 2006 Director, Finance and Administration for Drilling and Formation Evaluation Division of Halliburton Energy Services Group, July 2003 to August 2004 Division Vice President, Human Resources for Halliburton Energy Services Group, May 2001 to July 2003
* Timothy J. Probert (Age 56)	Executive Vice President, Strategy and Corporate Development of Halliburton Company, since January 2008 Senior Vice President, Drilling and Evaluation of Halliburton Company, July 2007 to December 2007 Senior Vice President, Drilling Evaluation and Digital Solutions of Halliburton Company, May 2006 to July 2007 Vice President, Drilling and Formation Evaluation of Halliburton Company, January 2003 to May 2006

* Members of the Policy Committee of the registrant.

There are no family relationships between the executive officers of the registrant or between any director and any executive officer of the registrant.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities.

Halliburton Company's common stock is traded on the New York Stock Exchange. Information related to the high and low market prices of common stock and quarterly dividend payments is included under the caption "Quarterly Data and Market Price Information" on page 88 of this annual report. Cash dividends on common stock in the amount of $0.09 per share were paid in June, September, and December of 2007 and $0.075 per share were paid in March of 2007 and March, June, September, and December of 2006. Our Board of Directors intends to consider the payment of quarterly dividends on the outstanding shares of our common stock in the future. The declaration and payment of future dividends, however, will be at the discretion of the Board of Directors and will depend upon, among other things, future earnings, general financial condition and liquidity, success in business activities, capital requirements, and general business conditions.

The following graph and table compare total shareholder return on our common stock for the five-year period ending December 31, 2007, with the Standard & Poor's 500 Stock Index and the Standard & Poor's Energy Composite Index over the same period. This comparison assumes the investment of $100 on December 31, 2002, and the reinvestment of all dividends. The shareholder return set forth is not necessarily indicative of future performance.


Halliburton
S&P 500
S&P Energy
500
450
400
350
300
250
200
150
100
50
0
12/02
12/03
12/04
12/05
12/06
12/07

	December 31					
	2002	2003	2004	2005	2006	2007
Halliburton	$100.00	$142.06	$217.75	$347.23	$351.09	$432.98
Standard & Poor's 500 Stock Index	100.00	128.68	142.69	149.70	173.34	182.86
Standard & Poor's Energy Composite Index	100.00	125.63	165.25	217.08	269.64	362.40

At February 18, 2008, there were 19,110 shareholders of record. In calculating the number of shareholders, we consider clearing agencies and security position listings as one shareholder for each agency or listing.

Following is a summary of repurchases of our common stock during the three-month period ended December 31, 2007.

Period	Total Number of Shares Purchased (a)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (b)
October 1-31	36,632	$ 38.99	–
November 1-30	1,270,142	$ 36.16	1,261,022
December 1-31	640,977	$ 36.58	590,253
Total	1,947,751	$ 36.35	1,851,275

(a) Of the 1,947,751 shares purchased during the three-month period ended December 31, 2007, 96,476 shares were acquired from employees in connection with the settlement of income tax and related benefit withholding obligations arising from vesting in restricted stock grants. These shares were not part of a publicly announced program to purchase common shares.

(b) In July 2007, our Board of Directors approved an additional increase to our existing common share repurchase program of up to $2.0 billion, bringing the entire authorization to $5.0 billion. This additional authorization may be used for open market share purchases or to settle the conversion premium on our 3.125% convertible senior notes, should they be redeemed. From the inception of this program through December 31, 2007, we have repurchased approximately 79 million shares of our common stock for approximately $2.7 billion at an average price per share of $33.91. These numbers include the repurchases of approximately 39 million shares of our common stock for approximately $1.4 billion at an average price per share of $34.93 during 2007. As of December 31, 2007, $2.3 billion remained available under our share repurchase authorization.

Item 6. Selected Financial Data.

Information related to selected financial data is included on page 87 of this annual report.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation.

Information related to Management's Discussion and Analysis of Financial Condition and Results of Operations is included on pages 13 through 44 of this annual report.

Item 7(a). Quantitative and Qualitative Disclosures About Market Risk.

Information related to market risk is included in Management's Discussion and Analysis of Financial Condition and Results of Operations under the caption "Financial Instrument Market Risk" on page 32 of this annual report.

Item 8. Financial Statements and Supplementary Data.

The related financial statement schedules are included under Part IV, Item 15 of this annual report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9(a). Controls and Procedures.

In accordance with the Securities Exchange Act of 1934 Rules 13a-15 and 15d-15, we carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2007 to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Our disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

There has been no change in our internal control over financial reporting that occurred during the three months ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

See page 45 for Management's Report on Internal Control Over Financial Reporting and page 47 for Report of Independent Registered Public Accounting Firm on its assessment of our internal control over financial reporting.

Item 9(b). Other Information.

None.

HALLIBURTON COMPANY

Management's Discussion and Analysis of Financial Condition and Results of Operations

EXECUTIVE OVERVIEW

During 2007, our continuing operations produced revenue of $15.3 billion and operating income of $3.5 billion, reflecting an operating margin of 23%. Revenue increased $2.3 billion or 18% over 2006, while operating income improved $253 million or 8% over 2006. Internationally, our operations experienced 21% revenue growth and 18% operating income growth in 2007 compared to 2006. Consistent with our initiative to grow our eastern hemisphere operations, revenue from the eastern hemisphere increased 27% to $6.3 billion in 2007 compared to 2006, comprising nearly 90% of the revenue growth derived internationally. Moreover, eastern hemisphere quarterly operating margins consistently remained above 20%.

Business outlook

The outlook for our business remains generally favorable. Despite challenging market conditions in North America, the region realized strong revenue growth in 2007 compared to 2006. However, downward pressure on pricing in the latter half of 2007, particularly in our United States well stimulation land operations, negatively impacted our operating results. Based on price levels that were negotiated on contracts that renewed in the fourth quarter of 2007, we anticipate an average price decline for our United States land stimulation work in the mid- to upper-single digits in the first quarter of 2008 relative to the fourth quarter of 2007. We believe pricing pressure may be partially mitigated by higher levels of asset utilization for our fracturing equipment and our horizontal drilling technologies, as we continue to see increasing demand from our customers due to trends toward production from unconventional reservoirs that were previously not economical. We believe that these factors may contribute to volume increases in the technologically driven segments of the energy services business, even if rig counts remain relatively flat. Also, we believe our ability to offer multiple product lines to our customers helps mitigate the impact of pricing pressures in our well stimulation operations. We have seen North America pricing declines in other product lines as well, including cementing, fluid services, and wireline and perforating, but they continue to be at lower levels than what we have seen in our well stimulation business. While we anticipate improved activity levels in our United States land operations, we do think there is downside risk to our operating margins if pricing continues to erode or if natural gas prices decline significantly. In Canada, while we experienced a moderate seasonal recovery in the second half of 2007, our full-year revenue compared to 2006 declined 22% on a 27% decrease in average Canada rig count for the year. Looking ahead, we are not planning on a significant recovery in Canada in 2008. Where appropriate, we reduced personnel and moved equipment to higher utilization areas.

Outside of North America, our outlook remains positive. Worldwide demand for hydrocarbons continues to grow, and the reservoirs are becoming more complex. The trend toward exploration and exploitation of more complex reservoirs bodes well for the mix of our product line offerings and degree of service intensity on a per rig basis. Therefore, we have been investing and will continue to invest in infrastructure, capital, and technology predominantly in the eastern hemisphere, consistent with our initiative to grow our operations in that part of the world.

In 2008, we will focus on:

- maintaining optimal utilization of our equipment and resources;
- managing pricing, particularly in our North America operations;
- hiring and training additional personnel to meet the increased demand for our services;
- continuing the globalization of our manufacturing and supply chain processes;
- balancing our United States operations by capitalizing on the trend toward horizontal drilling;
- leveraging our technologies to provide our customers with the ability to more efficiently drill and complete their wells and to increase their productivity. To that end, we opened one international research and development center with global technology and training missions in 2007 and expect to open the second in 2008;
- maximizing our position to win meaningful international tenders, especially in deepwater fields, complex reservoirs, and high-pressure/high-temperature environments;
- cultivating our relationships with national oil companies;

- pursuing strategic acquisitions in line with our core products and services to expand our portfolio in key geographic areas; and
- directing our capital spending primarily toward eastern hemisphere operations for service equipment additions and infrastructure. Capital spending for 2008 is expected to be approximately $1.7 billion to $1.8 billion.

Our operating performance is described in more detail in "Business Environment and Results of Operations."

Separation of KBR, Inc.

In November 2006, KBR, Inc. (KBR), which at the time was our wholly owned subsidiary, completed an initial public offering (IPO), in which it sold approximately 32 million shares of KBR common stock. On April 5, 2007, we completed the separation of KBR from us by exchanging the 135.6 million shares of KBR common stock owned by us on that date for 85.3 million shares of our common stock. Consequently, KBR operations have been reclassified as discontinued operations in the consolidated financial statements for all periods presented. See Note 2 to our consolidated financial statements for further information.

Foreign Corrupt Practices Act investigations

The Securities and Exchange Commission (SEC) is conducting a formal investigation into whether improper payments were made to government officials in Nigeria. The Department of Justice (DOJ) is also conducting a related criminal investigation. See Note 10 to our consolidated financial statements for further information.

Other corporate matters

Subsequent to the KBR separation, in the third quarter of 2007, we realigned our products and services to improve operational and cost management efficiencies, better serve our customers, and become better aligned with the process of exploring for and producing from oil and natural gas wells. We now operate under two divisions, which form the basis for the two operating segments we now report: the Completion and Production segment and the Drilling and Evaluation segment.

In May 2007, the Board of Directors increased the quarterly dividend by $0.015 per common share, or 20%, to $0.09 per share.

In February 2006, our Board of Directors approved a share repurchase program of up to $1.0 billion. In September 2006, our Board of Directors approved an increase to our existing common share repurchase program of up to an additional $2.0 billion. In July 2007, our Board of Directors approved an additional increase to our existing common share repurchase program of up to $2.0 billion, bringing the entire authorization to $5.0 billion. This additional authorization may be used for open market share purchases or to settle the conversion premium on our 3.125% convertible senior notes, should they be redeemed. From the inception of this program through December 31, 2007, we have repurchased approximately 79 million shares of our common stock for approximately $2.7 billion at an average price per share of $33.91. These numbers include the repurchases of approximately 39 million shares of our common stock for approximately $1.4 billion at an average price per share of $34.93 during 2007. As of December 31, 2007, $2.3 billion remained available under our share repurchase authorization.

LIQUIDITY AND CAPITAL RESOURCES

We ended 2007 with cash and equivalents of $1.8 billion compared to $2.9 billion at December 31, 2006.

Significant sources of cash

Cash flows from operating activities contributed $2.7 billion to cash in 2007. Growth in revenue and operating income are attributable to higher customer demand and increased service intensity due to a trend toward exploration and exploitation of more complex reservoirs. Cash flows from operating activities included $31 million in cash inflows related to discontinued operations.

In May 2007, we sold our remaining interest in Dresser, Ltd. for $70 million in cash.

Further available sources of cash. On July 9, 2007, we entered into a new unsecured $1.2 billion five-year revolving credit facility that replaced our then existing unsecured $1.2 billion five-year revolving credit facility. The purpose of the new facility is to provide commercial paper support, general working capital, and credit for other corporate purposes. There were no cash drawings under the facility as of December 31, 2007.

Significant uses of cash

Capital expenditures were $1.6 billion in 2007, with increased focus toward building infrastructure and adding service equipment in support of our expanding operations in the eastern hemisphere. Capital expenditures were predominantly made in the drilling services, production enhancement, wireline, and cementing product service lines.

During 2007, we repurchased approximately 39 million shares of our common stock under our share repurchase program at a cost of approximately $1.4 billion at an average price per share of $34.93.

During 2007, we invested in approximately $332 million of marketable securities, consisting of auction-rate securities, variable-rate demand notes, and municipal bonds.

We paid $314 million in dividends to our shareholders in 2007. In May 2007, the Board of Directors authorized a dividend increase of $0.015 per common share, bringing quarterly dividends to $0.09 per common share for the remainder of 2007.

In the third quarter of 2007, we purchased the entire share capital of PSL Energy Services Limited (PSLES), an eastern hemisphere provider of process, pipeline, and well intervention services, for $326 million in cash and $4 million in debt assumed upon acquisition.

In January 2007, we acquired all of the intellectual property, current assets, and existing wireline services business associated with Ultraline Services Corporation, a division of Savanna Energy Services Corp., for approximately $178 million.

Future uses of cash. In July 2007, our Board of Directors approved an increase to our existing common share repurchase program of up to an additional $2.0 billion, bringing the entire authorization to $5.0 billion. This additional authorization may be used for open market share purchases or to settle the conversion premium over the face amount of our 3.125% convertible senior notes, should they be redeemed. As of December 31, 2007, $2.3 billion remained available under our share repurchase authorization.

Capital spending for 2008 is expected to be approximately $1.7 billion to $1.8 billion. The capital expenditures forecast for 2008 is primarily directed toward our drilling services, wireline and perforating, production enhancement, and cementing operations. We will continue to explore opportunities for acquisitions that will enhance or augment our current portfolio of products and services, including those with unique technologies or distribution networks in areas where we do not already have large operations. Further, as market conditions change, we will continue to evaluate the allocation of our cash between acquisitions and stock buybacks in order to provide good return for our shareholders.

Our 3.125% convertible senior notes become redeemable at our option on or after July 15, 2008. If we choose to redeem the notes prior to their maturity or if the holders choose to convert the notes, we must settle the principal amount of the notes, which totaled $1.2 billion at December 31, 2007, in cash. We have the option to settle any amounts due in excess of the principal, which also totaled approximately $1.2 billion at December 31, 2007, by delivering shares of our common stock, cash, or a combination of common stock and cash.

Subject to Board of Director approval, we expect to pay dividends of approximately $80 million per quarter in 2008.

The following table summarizes our significant contractual obligations and other long-term liabilities as of December 31, 2007:

	Payments Due						
Millions of dollars	2008	2009	2010	2011	2012	Thereafter	Total
Long-term debt	$ 159	$ 12	$ 755	$ 3	$ 3	$ 1,854	$ 2,786
Interest on debt (a)	138	129	129	87	87	2,582	3,152
Operating leases	180	131	104	74	40	172	701
Purchase obligations	1,292	125	39	11	1	8	1,476
Pension funding obligations	30	–	–	–	–	–	30
Total	$ 1,799	$ 397	$ 1,027	$ 175	$ 131	$ 4,616	$ 8,145

(a) Interest on debt includes 89 years of interest on $300 million of debentures at 7.6% interest that become due in 2096.

With the adoption of Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), we had $425 million of gross unrecognized tax benefits at December 31, 2007, of which we estimate $189 million may require a cash payment. We estimate that $102 million may be settled within the next 12 months, although the amounts are not agreed with tax authorities. We are not able to reasonably estimate in which future periods the remaining amounts will ultimately be settled and paid.

Other factors affecting liquidity

Letters of credit. In the normal course of business, we have agreements with banks under which approximately $2.2 billion of letters of credit, surety bonds, or bank guarantees were outstanding as of December 31, 2007, including $1.1 billion that relate to KBR. These KBR letters of credit, surety bonds, or bank guarantees are being guaranteed by us in favor of KBR's customers and lenders. KBR has agreed to compensate us for these guarantees and indemnify us if we are required to perform under any of these guarantees. Some of the outstanding letters of credit have triggering events that would entitle a bank to require cash collateralization.

Credit ratings. The credit ratings for our long-term debt are A2 with Moody's Investors Service and A with Standard & Poor's. Our Moody's Investors Service rating became effective May 1, 2007, and was an upward revision from our previous Moody's Investors Service rating of Baa1, which had been in effect since December 2005. Our Standard & Poor's rating became effective August 20, 2007, and was an upward revision from our previous Standard & Poor's rating of BBB+, which had been in effect since May 2006. The credit ratings on our short-term debt are P1 with Moody's Investors Service and A1 with Standard & Poor's.

BUSINESS ENVIRONMENT AND RESULTS OF OPERATIONS

We operate in approximately 70 countries throughout the world to provide a comprehensive range of discrete and integrated services and products to the energy industry. The majority of our consolidated revenue is derived from the sale of services and products to major, national, and independent oil and gas companies worldwide. We serve the upstream oil and gas industry throughout the lifecycle of the reservoir: from locating hydrocarbons and managing geological data, to drilling and formation evaluation, well construction and completion, and optimizing production through the life of the field. Our two business segments are the Completion and Production segment and the Drilling and Evaluation segment. The two KBR segments have been reclassified as discontinued operations as a result of the separation of KBR.

The industries we serve are highly competitive with many substantial competitors in each segment. In 2007, based upon the location of the services provided and products sold, 44% of our consolidated revenue was from the United States. In 2006, 45% of our consolidated revenue was from the United States. In 2005, 43% of our consolidated revenue was from the United States. No other country accounted for more than 10% of our revenue during these periods.

Operations in some countries may be adversely affected by unsettled political conditions, acts of terrorism, civil unrest, force majeure, war or other armed conflict, expropriation or other governmental actions, inflation, exchange control problems, and highly inflationary currencies. We believe the geographic diversification of our business activities reduces the risk that loss of operations in any one country would be material to our consolidated results of operations.

Activity levels within our business segments are significantly impacted by spending on upstream exploration, development, and production programs by major, national, and independent oil and gas companies. Also impacting our activity is the status of the global economy, which impacts oil and gas consumption.

Some of the more significant barometers of current and future spending levels of oil and gas companies are oil and gas prices, the world economy, and global stability, which together drive worldwide drilling activity. Our financial performance is significantly affected by oil and gas prices and worldwide rig activity, which are summarized in the following tables.

This table shows the average oil and gas prices for West Texas Intermediate (WTI) and United Kingdom Brent crude oil, and Henry Hub natural gas:

Average Oil Prices (dollars per barrel)	2007	2006	2005
West Texas Intermediate	$ 71.91	$ 66.17	$ 56.30
United Kingdom Brent	$ 72.21	$ 65.35	$ 54.45

Average United States Gas Prices (dollars per million British thermal units, or mmBtu)			
Henry Hub	$ 6.97	$ 6.81	$ 8.79

The yearly average rig counts based on the Baker Hughes Incorporated rig count information were as follows:

Land vs. Offshore	2007	2006	2005
United States:			
Land	1,694	1,558	1,287
Offshore	73	90	93
Total	1,767	1,648	1,380
Canada:			
Land	341	467	454
Offshore	3	3	4
Total	344	470	458
International (excluding Canada):			
Land	719	656	593
Offshore	287	269	258
Total	1,006	925	851
Worldwide total	3,117	3,043	2,689
Land total	2,754	2,681	2,334
Offshore total	363	362	355

Oil vs. Gas	2007	2006	2005
United States:			
Oil	297	273	194
Gas	1,470	1,375	1,186
Total	1,767	1,648	1,380
Canada:			
Oil	128	110	100
Gas	216	360	358
Total	344	470	458
International (excluding Canada):			
Oil	784	709	651
Gas	222	216	200
Total	1,006	925	851
Worldwide total	3,117	3,043	2,689
Oil total	1,209	1,092	945
Gas total	1,908	1,951	1,744

Our customers' cash flows, in many instances, depend upon the revenue they generate from the sale of oil and gas. Higher oil and gas prices usually translate into higher exploration and production budgets. Higher prices also improve the economic attractiveness of unconventional reservoirs. This promotes additional investment by our customers. The opposite is true for lower oil and gas prices.

After declining from record highs during the third and fourth quarters of 2006, WTI oil spot prices averaged $72.00 per barrel in 2007 and are expected to average $87.00 per barrel in 2008 according to the Energy Information Administration (EIA). Between mid-December 2006 and mid-January 2007, the WTI crude oil price fell about $12 per barrel to a low of $50.51 per barrel, as warm weather reduced demand for heating fuels throughout most of the United States. However, the WTI price recovered to over $66 per barrel by the end of March 2007, as the weather turned colder than normal and geopolitical tensions intensified. Crude oil prices continued to rise to record levels over the $99 per barrel mark throughout 2007 due to a tight world oil supply and demand balance, ending the year at approximately $96 per barrel. We expect that oil prices will remain at levels sufficient to sustain, and likely grow, our customers' current levels of spending due to a combination of the following factors:

- continued growth in worldwide petroleum demand, despite high oil prices;
- projected production growth in non-Organization of Petroleum Exporting Countries (non-OPEC) supplies is not expected to accommodate world wide demand growth;
- OPEC's commitment to control production;
- modest increases in OPEC's current and forecasted production capacity; and
- geopolitical tensions in major oil-exporting nations.

According to the International Energy Agency's (IEA) January 2008 "Oil Market Report," the outlook for world oil demand remains strong, with China, the Middle East, and Europe accounting for approximately 52% of the expected demand growth in 2008. Excess oil production capacity is expected to remain constrained and that, along with increased demand, is expected to keep supplies tight. Thus, any unexpected supply disruption or change in demand could lead to fluctuating prices. The IEA forecasts world petroleum demand growth in 2008 to increase 2% over 2007.

North America operations. Volatility in natural gas prices has the potential to impact our customers' drilling and production activities, particularly in North America. In the first quarter of 2007, we experienced lower than anticipated customer activity in North America, particularly the pressure pumping market in Canada and the United States Rockies. Some of this activity decline was attributable to poor weather, including an early spring break-up season in Canada and severe weather early in 2007 in the United States Rockies and mid-continent regions. In addition, the unusually warm start to the United States 2006/2007 winter caused concern about natural gas storage levels, which negatively impacted the price of natural gas. This uncertainty made many of our customers more cautious about their drilling and production plans in the early part of 2007. The second half of 2007 was characterized by increased activity for our United States customers and recovery in the Gulf of Mexico after the hurricane season. Despite recovery from a traditionally slow second quarter spring break-up season, Canada experienced a significant decline in activity as compared to 2006. Beginning in late 2006, we began moving equipment and personnel from Canada to the United States and Latin America to address the anticipated slowdown. In January 2008, the EIA stated that the Henry Hub spot price averaged $7.17 per thousand cubic feet (mcf) in 2007 and was projected to average $7.78 per mcf in 2008.

It is common practice in the United States oilfield services industry to sell services and products based on a price book and then apply discounts to the price book based upon a variety of factors. The discounts applied typically increase to partially offset price book increases. We experienced increased pricing pressure from our customers in the North American market in 2007, particularly in Canada and in our United States well stimulation operations. In the fourth quarter of 2007, we saw price declines for our fracturing services in the United States in the low- to mid-single digits. While we anticipate improved activity levels in our United States land operations, we do think there is downside risk to our operating margins if pricing continues to erode or if natural gas prices decline significantly.

Focus on international growth. Consistent with our strategy to grow our international operations, we expect to continue to invest capital and increase manufacturing capacity to bring new tools online to serve the high demand for our services. Following is a brief discussion of some of our recent initiatives:

- we opened a corporate office in Dubai, United Arab Emirates, allowing us to focus more attention on customer relationships in that part of the world, particularly with national oil companies;
- in order to continue to supply our customers with leading-edge services and products, we have increased our technology spending during 2007 as compared to the prior year. Our plans are progressing for new international research and development centers with global technology and training missions. We opened one in Pune, India in the third quarter of 2007, and we expect to open a second facility in Singapore in 2008;
- we are expanding our manufacturing capability and capacity to meet the increasing demands for our services and products. In 2007, we opened manufacturing plants in Mexico, Brazil, Malaysia, and Singapore. Having manufacturing facilities closer to our worksites allows us to more efficiently deploy equipment to our field operations, as well as locally source employees and materials;
- as our workforce becomes more global, the need for regional training centers increases. To meet the increasing need for technical training, we opened a new training center in Tyumen, Russia during the first quarter of 2007. We have also recently expanded training centers in Malaysia, Egypt, and Mexico; and
- part of our growth strategy includes acquisitions that will enhance or augment our current portfolio of products and services, including those with unique technologies or distribution networks in areas where we do not already have large operations;
    - in January 2007, we acquired Ultraline Services Company, a provider of wireline services in Canada. Prior to this acquisition, we did not have meaningful wireline and perforating operations in Canada;
    - in May 2007, we acquired the intellectual property, assets, and existing business associated with Vector Magnetics LLC's active ranging technology for steam-assisted gravity drainage applications;
    - in July 2007, we acquired PSL Energy Services Limited, an eastern hemisphere provider of process, pipeline, and well intervention services. This acquisition increases our eastern hemisphere production enhancement operations significantly, putting us in a strong position in pipeline processing services both in the eastern hemisphere and globally;
    - in September 2007, we acquired the intellectual property and substantially all of the assets and existing business of GeoSmith Consulting Group, LLC, a developer of software components for 3-D interpretation and geometric modeling applications; and
    - in November 2007, we acquired the entire share capital of OOO Burservice, a provider of directional drilling services in Russia.

Contract wins in 2007 are positioning us to grow our international operations over the coming years. Examples include:

- a multiservice contract for work in the Tyumen region of Russia. We will be providing drilling fluids, waste management, cementing, drill bits, directional drilling, and logging-while-drilling services;
- a contract to provide acidizing, acid fracturing, water control, and nitrogen stimulation services for a customer in the Bay of Campeche, Mexico;
- a contract to provide deepwater sand control completion technology in two offshore fields of India;
- a contract to provide completion products and services to a group of energy companies for operations throughout Malaysia for a term of five years;

- a contract to provide exploration and development testing services in high pressure, high temperature environments in Brazil;
- a five-year contract for sand control completions for over 200 wells in offshore China;
- a three-year contract to provide a full range of subsurface services, including drilling and formation evaluation, slickline, fluids, cementing services, and production enhancement in Papua New Guinea;
- a contract to provide completion products and services in Indonesia; and
- a contract to manage the drilling and completion of 58 land wells in the southern region of Mexico.

RESULTS OF OPERATIONS IN 2007 COMPARED TO 2006

REVENUE: *Millions of dollars*	2007	2006	Increase	Percentage Change
Completion and Production	$ 8,386	$ 7,221	$ 1,165	16%
Drilling and Evaluation	6,878	5,734	1,144	20
Total revenue	$ 15,264	$ 12,955	$ 2,309	18%
By geographic region:				
Completion and Production:				
North America	$ 4,655	$ 4,275	$ 380	9%
Latin America	756	583	173	30
Europe/Africa/CIS	1,767	1,436	331	23
Middle East/Asia	1,208	927	281	30
Total	8,386	7,221	1,165	16
Drilling and Evaluation:				
North America	2,478	2,183	295	14
Latin America	1,042	931	111	12
Europe/Africa/CIS	1,933	1,424	509	36
Middle East/Asia	1,425	1,196	229	19
Total	6,878	5,734	1,144	20
Total revenue by region:				
North America	7,133	6,458	675	10
Latin America	1,798	1,514	284	19
Europe/Africa/CIS	3,700	2,860	840	29
Middle East/Asia	2,633	2,123	510	24

OPERATING INCOME (LOSS): *Millions of dollars*	2007	2006	Increase (Decrease)	Percentage Change
Completion and Production	$ 2,199	$ 2,140	$ 59	3%
Drilling and Evaluation	1,485	1,328	157	12
Corporate and other	(186)	(223)	37	17
Total operating income	$ 3,498	$ 3,245	$ 253	8%
By geographic region:				
Completion and Production:				
North America	$ 1,404	$ 1,476	$ (72)	(5)%
Latin America	170	130	40	31
Europe/Africa/CIS	330	324	6	2
Middle East/Asia	295	210	85	40
Total	2,199	2,140	59	3
Drilling and Evaluation:				
North America	552	595	(43)	(7)
Latin America	179	170	9	5
Europe/Africa/CIS	414	263	151	57
Middle East/Asia	340	300	40	13
Total	1,485	1,328	157	12
Total operating income by region: (excluding Corporate and other):				
North America	1,956	2,071	(115)	(6)
Latin America	349	300	49	16
Europe/Africa/CIS	744	587	157	27
Middle East/Asia	635	510	125	25

Note 1 – All periods presented reflect the new segment structure and the reclassification of certain amounts between the segments/regions and "Corporate and other."

The increase in consolidated revenue in 2007 compared to 2006 spanned all four regions in both segments and was attributable to higher worldwide activity, particularly in Europe, Africa, and the United States. Revenue derived from the eastern hemisphere contributed 58% to the total revenue increase. International revenue was 56% of consolidated revenue in 2007 and 55% of consolidated revenue in 2006.

The increase in consolidated operating income was primarily derived from the eastern hemisphere, which increased 26% compared to 2006. Operating income for 2007 was positively impacted by a $49 million gain recorded on the sale of our remaining interest in Dresser, Ltd. and negatively impacted by $34 million in charges related to the impairment of an oil and gas property and $32 million in charges for environmental reserves. Operating income for 2006 included a $48 million gain on the sale of lift boats in west Africa and the North Sea and $47 million of insurance proceeds for business interruptions resulting from the 2005 Gulf of Mexico hurricanes.

Following is a discussion of our results of operations by reportable segment.

Completion and Production increase in revenue compared to 2006 was derived from all regions. Europe/Africa/CIS revenue grew 23% on increased activity from production enhancement services in Europe and Africa. The region also benefited from increased activity in our intelligent well completions joint venture and increased testing activity and completion product sales in Africa and improved cementing services pricing in the North Sea and Russia. Middle East/Asia revenue grew 30% from increased completion product sales in Asia, improved completion tools sales in the Middle East, and new cementing services contracts in the Middle East. North America revenue improved 9% largely driven by increased production enhancement services and cementing services activity in the United States. The North America revenue increase was partially offset by lower pricing, particularly in fracturing, and decreased production enhancement services activity in Canada. Latin America revenue increased 30% largely driven by cementing services revenue increasing on new contracts and improved pricing, increased stimulation activity in Mexico, and increased testing activity in Brazil. International revenue was 47% of total segment revenue in 2007 compared to 45% in 2006.

The Completion and Production segment operating income improvement spanned all regions except North America. Europe/Africa/CIS operating income grew 2% from increased activity and improved pricing for cementing services in the North Sea. Europe/Africa/CIS segment operating income in 2006 included a $48 million gain on the sale of lift boats in west Africa and the North Sea. Middle East/Asia operating income grew 40% from improved completion product deliveries in Asia and the Middle East and additional cementing service projects in the Middle East. North America operating income decreased 5% largely because the segment received hurricane insurance proceeds of $21 million in 2006 and due to a decline in production enhancement services pricing. Latin America operating income increased 31% due to new technology and improved pricing for cementing services.

Drilling and Evaluation revenue increase in 2007 compared to 2006 was derived from all four regions. Europe/Africa/CIS revenue improved 36% from increased drilling services activity throughout the region, new fluid services contracts in the North Sea, and increased wireline and perforating services in Africa. Middle East/Asia revenue increased 19% from additional drilling service contract awards and activity in the region, new wireline and perforating services contracts in Asia, and increased fluid sales in the Middle East. North America revenue grew 14% from improvements in all product service lines, particularly wireline and perforating services and drilling services. The United States benefited from increased land rig activity, particularly for horizontally and directionally drilled wells. Latin America revenue improved 12% primarily on increased activity in drilling services, fluid services, and wireline and perforating services. International revenue was 68% of total segment revenue in 2007 compared to 67% in 2006.

Drilling and Evaluation operating income increase compared to 2006 was led by the eastern hemisphere. Europe/Africa/CIS Drilling and Evaluation operating income grew 57% from increased drilling services activity in Europe and Africa. Africa also benefited from improved fluid service product mix and new wireline and perforating projects. Middle East/Asia operating income grew 13% from additional drilling service and wireline and perforating activity in the Middle East and Asia. Included in the region in 2007 was a $34 million charge related to the impairment of an oil and gas property in Bangladesh. Latin America operating income increased 5% from increased wireline and perforating activity. Partially offsetting the improvement was decreased fluid service activity. North America operating income fell 7% largely because the segment received hurricane insurance proceeds of $26 million in 2006 and recorded a $24 million environmental exposure charge in the third quarter of 2007.

Corporate and other expenses were $186 million in 2007 compared to $223 million in 2006. 2007 included a $49 million gain recorded on the sale of our remaining interest in Dresser, Ltd. and a $12 million charge for executive separation costs.

NONOPERATING ITEMS

Interest expense decreased $11 million in 2007 compared to 2006, primarily due to the repayment in August 2006 of $275 million of our medium-term notes.

Interest income decreased $5 million in 2007 compared to 2006 due to lower average cash balances.

(Provision) benefit for income taxes from continuing operations in 2007 of $907 million resulted in an effective tax rate of 26% compared to an effective tax rate of 31% in 2006. The provision for income taxes in 2007 included a $205 million favorable income tax impact from the ability to recognize foreign tax credits previously thought not to be fully utilizable.

Income from discontinued operations, net of income tax provision in 2007 primarily consisted of an approximate $933 million net gain recorded on the disposition of KBR.

RESULTS OF OPERATIONS IN 2006 COMPARED TO 2005

REVENUE: *Millions of dollars*	2006	2005	Increase	Percentage Change
Completion and Production	$ 7,221	$ 5,495	$ 1,726	31%
Drilling and Evaluation	5,734	4,605	1,129	25
Total revenue	$ 12,955	$ 10,100	$ 2,855	28%
By geographic region:				
Completion and Production:				
North America	$ 4,275	$ 3,118	$ 1,157	37%
Latin America	583	542	41	8
Europe/Africa/CIS	1,436	1,123	313	28
Middle East/Asia	927	712	215	30
Total	7,221	5,495	1,726	31
Drilling and Evaluation:				
North America	2,183	1,701	482	28
Latin America	931	802	129	16
Europe/Africa/CIS	1,424	1,151	273	24
Middle East/Asia	1,196	951	245	26
Total	5,734	4,605	1,129	25
Total revenue by region:				
North America	6,458	4,819	1,639	34
Latin America	1,514	1,344	170	13
Europe/Africa/CIS	2,860	2,274	586	26
Middle East/Asia	2,123	1,663	460	28

OPERATING INCOME (LOSS): *Millions of dollars*	2006	2005	Increase (Decrease)	Percentage Change
Completion and Production	$ 2,140	$ 1,524	$ 616	40%
Drilling and Evaluation	1,328	840	488	58
Corporate and other	(223)	(200)	(23)	(12)
Total operating income	$ 3,245	$ 2,164	$ 1,081	50%
By geographic region:				
Completion and Production:				
North America	$ 1,476	$ 1,046	$ 430	41%
Latin America	130	126	4	3
Europe/Africa/CIS	324	203	121	60
Middle East/Asia	210	149	61	41
Total	2,140	1,524	616	40
Drilling and Evaluation:				
North America	595	365	230	63
Latin America	170	77	93	121
Europe/Africa/CIS	263	207	56	27
Middle East/Asia	300	191	109	57
Total	1,328	840	488	58
Total operating income by region (excluding Corporate and other):				
North America	2,071	1,411	660	47
Latin America	300	203	97	48
Europe/Africa/CIS	587	410	177	43
Middle East/Asia	510	340	170	50

Note 1 – All periods presented reflect the new segment structure and the reclassification of certain amounts between the segments/regions and "Corporate and other."

The increase in consolidated revenue in 2006 compared to 2005 predominantly resulted from increased activity, higher utilization of our equipment, and increased pricing due to higher exploration and production spending by our customers. Revenue in 2005 was impacted by an estimated $80 million in lost revenue due to Gulf of Mexico hurricanes. International revenue was 55% of consolidated revenue in 2006 and 57% of consolidated revenue in 2005.

The increase in consolidated operating income was primarily due to improved demand due to increased rig activity and improved pricing and asset utilization. Operating income for 2006 included a $48 million gain on the sale of lift boats in west Africa and the North Sea and $47 million of insurance proceeds for business interruptions resulting from the 2005 Gulf of Mexico hurricanes. Operating income in 2005 was adversely impacted by an estimated $45 million due to Gulf of Mexico hurricanes.

Following is a discussion of our results of operations by reportable segment.

Completion and Production increase in revenue compared to 2005 was derived from all regions. Europe/Africa/CIS revenue grew 28% from increased activity from production enhancement services. Completion tools sales benefited from the addition of Easywell to the completion tool portfolio in Europe and cementing services improved due to increased activity in Russia, the North Sea, and Nigeria and improved pricing and sales in Angola. Middle East/Asia revenue grew 30% from the addition of Easywell to the completion tool portfolio in Asia, increased WellDynamics activity in Asia, a new contract in Oman for production enhancement services, and new contract start-ups and product sales of cementing services in Asia. North America revenue improved 37% largely driven by United States onshore operations due to strong demand for stimulation services, coupled with improved equipment utilization and pricing. Production enhancement services North America revenue also grew due to improved pricing and improved equipment utilization in Canada. Latin America revenue increased 8%. International revenue was 45% of total segment revenue in 2006 compared to 48% in 2005.

The Completion and Production segment operating income improvement spanned all regions. Europe/Africa/CIS operating income improved 60%. The 2006 Europe/Africa/CIS segment operating income was positively impacted by a $48 million gain on the sale of lift boats in west Africa and the North Sea. Cementing services results were also favorable as a result of new contracts and increased activity in Europe. Operating income in 2005 included a $17 million favorable insurance settlement related to a pipe fabrication and laying project in the North Sea. Middle East/Asia operating income grew 41% primarily from improved production enhancement services product mix and increased completion tools sales in Asia, which were partially offset by decreased WellDynamics activity. North America operating income increased 41% largely due to an improved production enhancement services product mix and increased cementing services activity in the United States. The segment received hurricane insurance proceeds of $21 million in 2006 and was negatively impacted by an estimated $24 million in 2005 by hurricanes in the Gulf of Mexico. The 2005 segment operating income included a $110 million gain on the sale in 2005 of our equity interest in the Subsea 7, Inc. joint venture. Latin America operating income increased 3% due primarily to increased sand control tools activity in Brazil.

Drilling and Evaluation revenue increase in 2006 compared to 2005 was derived from all four regions in all product service lines. Europe/Africa/CIS revenue improved 24% from new drilling service contracts in Europe. The fluid services revenue comparison was also favorable, primarily due to increased activity in the region. Middle East/Asia revenue grew 26% from new drilling services contracts in Asia and increased drill bits activity in the region. The region also benefited from increased cased hole activity in Asia and new wireline and perforating contracts. Lower sales of logging equipment and the expiration of a fluid services contract in Asia partially offset the Middle East/Asia revenue improvement. North America revenue grew 28% from improved pricing and increased activity in fluid services, wireline and perforating services, and drilling services and increased sales of fixed cutter bits. Latin America revenue grew 16% with increased fluid services operations, improved wireline and perforating pricing, and increased Landmark consulting services and software sales. The completion of two fixed-price integrated solutions projects in southern Mexico partially offset the Latin America revenue improvement. International revenue was 67% of total segment revenue in 2006 compared to 68% in 2005.

Drilling and Evaluation operating income increase compared to 2005 spanned all geographic regions, with the United States as the predominant contributor due to improved pricing and increased rig activity. Europe/Africa/CIS operating income grew 27% from new drilling service contracts in Europe and stronger software and service sales for Landmark in Europe. Middle East/Asia operating income grew 57% from higher wireline and perforating services activity in the region, new drilling services contracts in Asia, and increased fluid services activity in Asia. Latin America operating income more than doubled. Wireline and perforating results contributed to the Latin America increase due to improved product mix. Included in Latin America 2005 results was $23 million in losses on two fixed-priced integrated solutions projects. The segment received hurricane insurance proceeds of $26 million in 2006. Operating income in 2005 included a $24 million gain related to a patent infringement case settlement, while hurricanes in the Gulf of Mexico negatively impacted segment operating income by an estimated $21 million.

Corporate and other expenses were $223 million in 2006 compared to $200 million in 2005. The increase was primarily due to increased legal costs and costs incurred for the separation of KBR from Halliburton. The 2006 segment results included a gain of $10 million from the sale of an investment accounted for under the cost method.

NONOPERATING ITEMS

Interest expense decreased $31 million in 2006 compared to 2005, primarily due to the redemption in April 2005 of $500 million of our floating rate senior notes, the repayment in October 2005 of $300 million of our floating rate senior notes, and the repayment in August 2006 of $275 million of our medium-term notes.

Interest income increased $75 million in 2006 compared to 2005 due to higher cash investment balances.

Other, net increased $15 million in 2006 compared to 2005. The 2005 year included costs related to our accounts receivable securitization facility, which had no outstanding amounts.

(Provision) benefit for income taxes from continuing operations in 2006 of $1 billion resulted in an effective tax rate of 31%. The tax benefit for 2005 resulted from recording favorable adjustments in 2005 totaling $805 million to our valuation allowance against the deferred tax asset related to asbestos and silica liabilities. Our strong 2005 earnings, coupled with an upward revision in our estimate of future domestic taxable income in 2006, drove these adjustments.

Income from discontinued operations, net of income tax provision in 2006 and 2005 primarily consisted of our results of KBR.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires the use of judgments and estimates. Our critical accounting policies are described below to provide a better understanding of how we develop our assumptions and judgments about future events and related estimations and how they can impact our financial statements. A critical accounting estimate is one that requires our most difficult, subjective, or complex estimates and assessments and is fundamental to our results of operations. We identified our most critical accounting policies and estimates to be:

- forecasting our effective tax rate, including our future ability to utilize foreign tax credits and the realizability of deferred tax assets, and providing for uncertain tax positions;
- percentage-of-completion accounting for long-term, construction-type contracts;
- legal and investigation matters;
- valuations of indemnities;
- pensions; and
- allowance for bad debts.

We base our estimates on historical experience and on various other assumptions we believe to be reasonable according to the current facts and circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We believe the following are the critical accounting policies used in the preparation of our consolidated financial statements, as well as the significant estimates and judgments affecting the application of these policies. This discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included in this report.

We have discussed the development and selection of these critical accounting policies and estimates with the Audit Committee of our Board of Directors, and the Audit Committee has reviewed the disclosure presented below.

Income tax accounting

We account for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes," which requires recognition of the amount of taxes payable or refundable for the current year and an asset and liability approach in recognizing the amount of deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. We apply the following basic principles in accounting for our income taxes:

- a current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year;
- a deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and carryforwards;

- the measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law, and the effects of potential future changes in tax laws or rates are not considered; and
- the value of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

We determine deferred taxes separately for each tax-paying component (an entity or a group of entities that is consolidated for tax purposes) in each tax jurisdiction. That determination includes the following procedures:

- identifying the types and amounts of existing temporary differences;
- measuring the total deferred tax liability for taxable temporary differences using the applicable tax rate;
- measuring the total deferred tax asset for deductible temporary differences and operating loss carryforwards using the applicable tax rate;
- measuring the deferred tax assets for each type of tax credit carryforward; and
- reducing the deferred tax assets by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Our methodology for recording income taxes requires a significant amount of judgment in the use of assumptions and estimates. Additionally, we use forecasts of certain tax elements, such as taxable income and foreign tax credit utilization, as well as evaluate the feasibility of implementing tax planning strategies. Given the inherent uncertainty involved with the use of such variables, there can be significant variation between anticipated and actual results. Unforeseen events may significantly impact these variables, and changes to these variables could have a material impact on our income tax accounts related to both continuing and discontinued operations.

We have operations in approximately 70 countries other than the United States. Consequently, we are subject to the jurisdiction of a significant number of taxing authorities. The income earned in these various jurisdictions is taxed on differing bases, including income actually earned, income deemed earned, and revenue-based tax withholding. The final determination of our tax liabilities involves the interpretation of local tax laws, tax treaties, and related authorities in each jurisdiction. Changes in the operating environment, including changes in tax law and currency/repatriation controls, could impact the determination of our tax liabilities for a tax year.

Tax filings of our subsidiaries, unconsolidated affiliates, and related entities are routinely examined in the normal course of business by tax authorities. These examinations may result in assessments of additional taxes, which we work to resolve with the tax authorities and through the judicial process. Predicting the outcome of disputed assessments involves some uncertainty. Factors such as the availability of settlement procedures, willingness of tax authorities to negotiate, and the operation and impartiality of judicial systems vary across the different tax jurisdictions and may significantly influence the ultimate outcome. We review the facts for each assessment, and then utilize assumptions and estimates to determine the most likely outcome and provide taxes, interest, and penalties as needed based on this outcome. We provide for uncertain tax positions pursuant to FIN 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109." FIN 48, as amended May 2007 by FASB Staff Position FIN 48-1, "Definition of 'Settlement' in FASB Interpretation No. 48," prescribes a minimum recognition threshold and measurement methodology that a tax position taken or expected to be taken in a tax return is required to meet before being recognized in the financial statements. It also provides guidance for derecognition classification, interest and penalties, accounting in interim periods, disclosure, and transition.

We had recorded a valuation allowance based on the anticipated inability to utilize future foreign tax credits in the United States as of the end of 2006. This valuation allowance is reassessed quarterly based on a number of estimates, including future creditable foreign taxes and future taxable income. Factors such as actual operating results, material acquisitions or dispositions, and changes to our operating environment could alter the estimates, which could have a material impact on the valuation allowance. Given that we fully utilized the United States net operating loss and began utilizing foreign tax credits in the United States in 2006, the valuation allowance balance has been reduced to zero as of the end of 2007. In addition, the provision for income taxes in 2007 included a favorable income tax adjustment from the ability to recognize foreign tax credits previously generated in 2005 and 2006 thought not to be fully utilizable. We now believe we can utilize these credits currently because we have generated additional taxable income and expect to continue to generate a higher level of taxable income largely from the growth of our international operations.

Percentage of completion

Revenue from long-term contracts to provide well construction and completion services is reported on the percentage-of-completion method of accounting. This method of accounting requires us to calculate job profit to be recognized in each reporting period for each job based upon our projections of future outcomes, which include:

- estimates of the total cost to complete the project;
- estimates of project schedule and completion date;
- estimates of the extent of progress toward completion; and
- amounts of any probable unapproved claims and change orders included in revenue.

Progress is generally based upon physical progress related to contractually defined units of work. At the outset of each contract, we prepare a detailed analysis of our estimated cost to complete the project. Risks related to service delivery, usage, productivity, and other factors are considered in the estimation process. Our project personnel periodically evaluate the estimated costs, claims, change orders, and percentage of completion at the project level. The recording of profits and losses on long-term contracts requires an estimate of the total profit or loss over the life of each contract. This estimate requires consideration of total contract value, change orders, and claims, less costs incurred and estimated costs to complete. Anticipated losses on contracts are recorded in full in the period in which they become evident. Profits are recorded based upon the total estimated contract profit times the current percentage complete for the contract.

When calculating the amount of total profit or loss on a long-term contract, we include unapproved claims as revenue when the collection is deemed probable based upon the four criteria for recognizing unapproved claims under the American Institute of Certified Public Accountants Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." Including probable unapproved claims in this calculation increases the operating income (or reduces the operating loss) that would otherwise be recorded without consideration of the probable unapproved claims. Probable unapproved claims are recorded to the extent of costs incurred and include no profit element. In all cases, the probable unapproved claims included in determining contract profit or loss are less than the actual claim that will be or has been presented to the customer.

At least quarterly, significant projects are reviewed in detail by senior management. There are many factors that impact future costs, including but not limited to weather, inflation, labor and community disruptions, timely availability of materials, productivity, and other factors as outlined in our "Risk Factors." These factors can affect the accuracy of our estimates and materially impact our future reported earnings.

Legal and investigation matters

As discussed in Note 10 of our consolidated financial statements, as of December 31, 2007, we have accrued an estimate of the probable and estimable costs for the resolution of some of these legal and investigation matters. For other matters for which the liability is not probable and reasonably estimable, we have not accrued any amounts. Attorneys in our legal department monitor and manage all claims filed against us and review all pending investigations. Generally, the estimate of probable costs related to these matters is developed in consultation with internal and outside legal counsel representing us. Our estimates are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. The precision of these estimates is impacted by the amount of due diligence we have been able to perform. We attempt to resolve these matters through settlements, mediation, and arbitration proceedings when possible. If the actual settlement costs, final judgments, or fines, after appeals, differ from our estimates, our future financial results may be adversely affected. We have in the past recorded significant adjustments to our initial estimates of these types of contingencies.

Indemnity valuations

We provided indemnification in favor of KBR for certain contingent liabilities related to Foreign Corrupt Practices Act (FCPA) investigations and the Barracuda-Caratinga bolts matter. See Note 2 to the consolidated financial statements for further information. FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – An Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34," requires recognition of third-party indemnities at their inception. Therefore, in accordance with FIN 45, we recorded our estimate of the fair market value of these indemnities as of the date of KBR's separation. The amounts recorded for the FCPA and Barracuda-Caratinga indemnities were based upon analyses conducted by a third-party valuation expert. The valuation models employed a probability-weighted cost analysis, with certain assumptions based upon the accumulation of data and knowledge of the relevant issues. Periodically, a determination will be made as to whether any material changes in facts or circumstances have occurred that would impact assumptions used in the third-party valuation.

Pensions

Our pension benefit obligations and expenses are calculated using actuarial models and methods, in accordance with SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)." Two of the more critical assumptions and estimates used in the actuarial calculations are the discount rate for determining the current value of plan benefits and the expected rate of return on plan assets. Other critical assumptions and estimates used in determining benefit obligations and plan expenses, including demographic factors such as retirement age, mortality, and turnover, are also evaluated periodically and updated accordingly to reflect our actual experience.

Discount rates are determined annually and are based on the prevailing market rate of a portfolio of high-quality debt instruments with maturities matching the expected timing of the payment of the benefit obligations. Expected long-term rates of return on plan assets are determined annually and are based on an evaluation of our plan assets, historical trends, and experience, taking into account current and expected market conditions. Plan assets are comprised primarily of equity and debt securities. As we have both domestic and international plans, these assumptions differ based on varying factors specific to each particular country or economic environment.

The discount rate utilized in 2007 to determine the projected benefit obligation at the measurement date for our United States non-terminating pension plans ranged from 6.03% to 6.19%, an increase from the 5.75% discount rate that was utilized in 2006. The discount rate utilized to determine the projected benefit obligation at the measurement date for our United Kingdom pension plan, which constitutes 76% of our international plans and 67% of all plans, increased from 5.0% at September 30, 2006 to 5.7% at September 30, 2007. The following table illustrates the sensitivity to changes in certain assumptions, holding all other assumptions constant, for the United Kingdom pension plan.

	Effect on	
Millions of dollars	Pension Expense in 2007	Pension Benefit Obligation at December 31, 2007
25-basis-point decrease in discount rate	$ 3	$ 40
25-basis-point increase in discount rate	$ (3)	$ (38)

Our defined benefit plans reduced pretax earnings by $48 million in 2007, $45 million in 2006, and $37 million in 2005. Included in the amounts were earnings from our expected pension returns of $47 million in 2007, $37 million in 2006, and $35 million in 2005. Unrecognized actuarial gains and losses were being recognized over a period of one to 24 years, which represented the expected remaining service life of the employee group. Our unrecognized actuarial gains and losses arose from several factors, including experience and assumptions changes in the obligations and the difference between expected returns and actual returns on plan assets. Actual returns were $68 million in 2007, $65 million in 2006, and $83 million in 2005. The difference between actual and expected returns is deferred and recorded net of tax in other comprehensive income as actuarial gain or loss and is recognized as future pension expense. Our net actuarial loss, net of tax, at December 31, 2007 was $46 million. On a pretax basis, $3 million of our net actuarial loss at December 31, 2007 will be recognized as a component of our expected 2008 pension expense. During 2007, we made contributions to fund our defined benefit plans of $41 million, which included $16 million contributed to our United Kingdom plan. We expect to make additional contributions in 2008 of approximately $30 million.

The actuarial assumptions used in determining our pension benefits may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, and longer or shorter life spans of participants. While we believe that the assumptions used are appropriate, differences in actual experience or changes in assumptions may materially affect our financial position or results of operations.

Allowance for bad debts

We evaluate our accounts receivable through a continuous process of assessing our portfolio on an individual customer and overall basis. This process consists of a thorough review of historical collection experience, current aging status of the customer accounts, financial condition of our customers, and whether the receivables involve retentions. We also consider the economic environment of our customers, both from a marketplace and geographic perspective, in evaluating the need for an allowance. Based on our review of these factors, we establish or adjust allowances for specific customers and the accounts receivable portfolio as a whole. This process involves a high degree of judgment and estimation, and frequently involves significant dollar amounts. Accordingly, our results of operations can be affected by adjustments to the allowance due to actual write-offs that differ from estimated amounts. Our estimates of allowances for bad debts have historically been accurate. Over the last five years, our estimates of allowances for bad debts, as a percentage of notes and accounts receivable before the allowance, have ranged from 1.5% to 7.3%. At December 31, 2007, allowance for bad debts totaled $49 million or 1.6% of notes and accounts receivable before the allowance, and at December 31, 2006, allowance for bad debts totaled $40 million or 1.5% of notes and accounts receivable before the allowance. A 1% change in our estimate of the collectibility of our notes and accounts receivable balance as of December 31, 2007 would have resulted in a $31 million adjustment to 2007 total operating costs and expenses.

OFF BALANCE SHEET ARRANGEMENTS

At December 31, 2007, we had no material off balance sheet arrangements, except for operating leases. For information on our contractual obligations related to operating leases, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Future uses of cash."

FINANCIAL INSTRUMENT MARKET RISK

We are exposed to financial instrument market risk from changes in foreign currency exchange rates, interest rates, and, to a limited extent, commodity prices. From time to time, we may selectively manage these exposures through the use of derivative instruments to mitigate our market risk from these exposures. The objective of our risk management program is to protect our cash flows related to sales or purchases of goods or services from market fluctuations in currency rates. We do not use derivative instruments for trading purposes. Our use of derivative instruments includes the following types of market risk:

- volatility of the currency rates;
- time horizon of the derivative instruments;

- market cycles; and
- the type of derivative instruments used.

We do not consider any of these risk management activities to be material. See Note 1 to the consolidated financial statements for additional information on our accounting policies on derivative instruments. See Note 14 to the consolidated financial statements for additional disclosures related to financial instruments.

Interest rate risk

We have exposure to interest rate risk from our long-term debt.

The following table represents principal amounts of our long-term debt at December 31, 2007 and related weighted average interest rates on the repaid amounts by year of maturity for our long-term debt.

Millions of dollars	2008	2009	2010	2011	2012	Thereafter	Total
Fixed-rate debt:							
Repayment amount ($US)	$ 150	$ 3	$ 753	$ 3	$ 4	$ 1,856	$ 2,769
Weighted average interest rate on repaid amount	5.6%	5.6%	5.5%	5.5%	5.5%	4.7%	5.0%
Variable-rate debt:							
Repayment amount ($US)	$ 9	$ 9	$ 3	$ –	$ –	$ –	$ 21
Weighted average interest rate on repaid amount	8.5%	8.5%	8.5%	–	–	–	8.5%

The fair market value of long-term debt was $4.1 billion as of December 31, 2007. The excess of the fair value of long-term debt over the carrying amount of long-term debt is primarily due to the impact of the increased value of our common stock on our 3.125% convertible senior notes.

ENVIRONMENTAL MATTERS

We are subject to numerous environmental, legal, and regulatory requirements related to our operations worldwide. In the United States, these laws and regulations include, among others:

- the Comprehensive Environmental Response, Compensation, and Liability Act;
- the Resource Conservation and Recovery Act;
- the Clean Air Act;
- the Federal Water Pollution Control Act; and
- the Toxic Substances Control Act.

In addition to the federal laws and regulations, states and other countries where we do business may have numerous environmental, legal, and regulatory requirements by which we must abide. We evaluate and address the environmental impact of our operations by assessing and remediating contaminated properties in order to avoid future liabilities and comply with environmental, legal, and regulatory requirements. On occasion, we are involved in specific environmental litigation and claims, including the remediation of properties we own or have operated, as well as efforts to meet or correct compliance-related matters. Our Health, Safety and Environment group has several programs in place to maintain environmental leadership and to prevent the occurrence of environmental contamination.

We do not expect costs related to these remediation requirements to have a material adverse effect on our consolidated financial position or our results of operations. Our accrued liabilities for environmental matters were $72 million as of December 31, 2007 and $39 million as of December 31, 2006. Our total liability related to environmental matters covers numerous properties, including the property in regard to which Dirt, Inc. has brought suit against Bredero-Shaw (a joint venture in which we formerly held a 50% interest that we sold to the other party in the venture, ShawCor Ltd., in 2002), Halliburton Energy Services, Inc., and ShawCor Ltd. See Note 10 to our consolidated financial statements for further information regarding this matter.

We have subsidiaries that have been named as potentially responsible parties along with other third parties for 9 federal and state superfund sites for which we have established a liability. As of December 31, 2007, those 9 sites accounted for approximately $10 million of our total $72 million liability. For any particular federal or state superfund site, since our estimated liability is typically within a range and our accrued liability may be the amount on the low end of that range, our actual liability could eventually be well in excess of the amount accrued. Despite attempts to resolve these superfund matters, the relevant regulatory agency may at any time bring suit against us for amounts in excess of the amount accrued. With respect to some superfund sites, we have been named a potentially responsible party by a regulatory agency; however, in each of those cases, we do not believe we have any material liability. We also could be subject to third-party claims with respect to environmental matters for which we have been named as a potentially responsible party.

NEW ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2007, we adopted FASB Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109." FIN 48, as amended May 2007 by FASB Staff Position FIN 48-1, "Definition of 'settlement' in FASB Interpretation No. 48," prescribes a minimum recognition threshold and measurement methodology that a tax position taken or expected to be taken in a tax return is required to meet before being recognized in the financial statements. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

As a result of the adoption of FIN 48, we recognized a decrease of $4 million in other liabilities to account for a decrease in unrecognized tax benefits and an increase of $34 million for accrued interest and penalties, which were accounted for as a net reduction of $30 million to the January 1, 2007 balance of retained earnings. Of the $30 million reduction to retained earnings, $10 million was attributable to KBR, which is now reported as discontinued operations in the consolidated financial statements. See Note 11 to our consolidated financial statements for further information.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)." SFAS No. 158 requires an employer to:

- recognize on its balance sheet the funded status (measured as the difference between the fair value of plan assets and the benefit obligation) of pension and other postretirement benefit plans;
- recognize, through comprehensive income, certain changes in the funded status of a defined benefit and postretirement plan in the year in which the changes occur;
- measure plan assets and benefit obligations as of the end of the employer's fiscal year; and
- disclose additional information.

The requirements to recognize the funded status of a benefit plan and the additional disclosure requirements were effective for fiscal years ending after December 15, 2006. Accordingly, we adopted SFAS No. 158 for our fiscal year ending December 31, 2006. See Note 15 to our consolidated financial statements for further information.

The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end is effective for fiscal years ending after December 15, 2008. We did not elect early adoption of these additional SFAS No. 158 requirements and will adopt these requirements for our fiscal year ending December 31, 2008.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which is intended to increase consistency and comparability in fair value measurements by defining fair value, establishing a framework for measuring fair value, and expanding disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements and is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. In November 2007, the FASB deferred for one year the application of the fair value measurement requirements to nonfinancial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. On January 1, 2008, we adopted without material impact on our consolidated financial statements the provisions of SFAS No. 157 related to financial assets and liabilities and to nonfinancial assets and liabilities measured at fair value on a recurring basis. Beginning January 1, 2009, we will adopt the provisions for nonfinancial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis, which we do not expect to have a material impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115." SFAS No. 159 permits entities to measure eligible assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We adopted SFAS No. 159 on January 1, 2008 and did not elect to apply the fair value method to any eligible assets or liabilities at that time.

In December 2007, the FASB issued Statement No. 141(Revised 2007), "Business Combinations" (SFAS No. 141(R)). SFAS No. 141(R) requires an acquiring entity to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS No. 141(R) also changes the accounting treatment for certain specific items. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008. We will adopt the provisions of SFAS No. 141(R) for business combinations on or after January 1, 2009.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51." SFAS No. 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. SFAS No. 160 is effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2008. We will adopt the provision of SFAS No. 160 on January 1, 2009 and have not yet determined the impact on our consolidated financial statements.

In December 2007, the FASB ratified the consensus reached on EITF 07-1, "Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property." EITF 07-1 defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. EITF 07-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. We will adopt EITF 07-1 on January 1, 2009, which we do not expect to have a material impact on our consolidated financial statements.

FORWARD-LOOKING INFORMATION

The Private Securities Litigation Reform Act of 1995 provides safe harbor provisions for forward-looking information. Forward-looking information is based on projections and estimates, not historical information. Some statements in this Form 10-K are forward-looking and use words like "may," "may not," "believes," "do not believe," "expects," "do not expect," "anticipates," "do not anticipate," and other expressions. We may also provide oral or written forward-looking information in other materials we release to the public. Forward-looking information involves risk and uncertainties and reflects our best judgment based on current information. Our results of operations can be affected by inaccurate assumptions we make or by known or unknown risks and uncertainties. In addition, other factors may affect the accuracy of our forward-looking information. As a result, no forward-looking information can be guaranteed. Actual events and the results of operations may vary materially.

We do not assume any responsibility to publicly update any of our forward-looking statements regardless of whether factors change as a result of new information, future events, or for any other reason. You should review any additional disclosures we make in our press releases and Forms 10-K, 10-Q, and 8-K filed with or furnished to the SEC. We also suggest that you listen to our quarterly earnings release conference calls with financial analysts.

While it is not possible to identify all factors, we continue to face many risks and uncertainties that could cause actual results to differ from our forward-looking statements and potentially materially and adversely affect our financial condition and results of operations.

RISK FACTORS

Foreign Corrupt Practices Act Investigations

The SEC is conducting a formal investigation into whether improper payments were made to government officials in Nigeria through the use of agents or subcontractors in connection with the construction and subsequent expansion by TSKJ of a multibillion dollar natural gas liquefaction complex and related facilities at Bonny Island in Rivers State, Nigeria. The Department of Justice (DOJ) is also conducting a related criminal investigation. The SEC has also issued subpoenas seeking information, which we and KBR are furnishing, regarding current and former agents used in connection with multiple projects, including current and prior projects, over the past 20 years located both in and outside of Nigeria in which the Halliburton energy services business, KBR or affiliates, subsidiaries or joint ventures of Halliburton or KBR, are or were participants. In September 2006 and October 2007, the SEC and the DOJ, respectively, each requested that we enter into an agreement to extend the statute of limitations with respect to its investigation. We anticipate that we will enter into appropriate tolling agreements with the SEC and the DOJ.

TSKJ is a private limited liability company registered in Madeira, Portugal whose members are Technip SA of France, Snamprogetti Netherlands B.V. (a subsidiary of Saipem SpA of Italy), JGC Corporation of Japan, and Kellogg Brown & Root LLC (a subsidiary of KBR), each of which had an approximate 25% interest in the venture. TSKJ and other similarly owned entities entered into various contracts to build and expand the liquefied natural gas project for Nigeria LNG Limited, which is owned by the Nigerian National Petroleum Corporation, Shell Gas B.V., Cleag Limited (an affiliate of Total), and Agip International B.V. (an affiliate of ENI SpA of Italy).

The SEC and the DOJ have been reviewing these matters in light of the requirements of the FCPA. In addition to performing our own investigation, we have been cooperating with the SEC and the DOJ investigations and with other investigations in France, Nigeria, and Switzerland regarding the Bonny Island project. The government of Nigeria gave notice in 2004 to the French magistrate of a civil claim as an injured party in the French investigation. We also believe that the Serious Fraud Office in the United Kingdom is conducting an investigation relating to the Bonny Island project. Our Board of Directors has appointed a committee of independent directors to oversee and direct the FCPA investigations.

The matters under investigation relating to the Bonny Island project cover an extended period of time (in some cases significantly before our 1998 acquisition of Dresser Industries and continuing through the current time period). We have produced documents to the SEC and the DOJ from the files of numerous officers and employees of Halliburton and KBR, including current and former executives of Halliburton and KBR, both voluntarily and pursuant to company subpoenas from the SEC and a grand jury, and we are making our employees and we understand KBR is making its employees available to the SEC and the DOJ for interviews. In addition, the SEC has issued a subpoena to A. Jack Stanley, who formerly served as a consultant and chairman of Kellogg Brown & Root LLC, and to others, including certain of our and KBR's current or former executive officers or employees, and at least one subcontractor of KBR. We further understand that the DOJ has issued subpoenas for the purpose of obtaining information abroad, and we understand that other partners in TSKJ have provided information to the DOJ and the SEC with respect to the investigations, either voluntarily or under subpoenas.

The SEC and DOJ investigations include an examination of whether TSKJ's engagements of Tri-Star Investments as an agent and a Japanese trading company as a subcontractor to provide services to TSKJ were utilized to make improper payments to Nigerian government officials. In connection with the Bonny Island project, TSKJ entered into a series of agency agreements, including with Tri-Star Investments, of which Jeffrey Tesler is a principal, commencing in 1995 and a series of subcontracts with a Japanese trading company commencing in 1996. We understand that a French magistrate has officially placed Mr. Tesler under investigation for corruption of a foreign public official. In Nigeria, a legislative committee of the National Assembly and the Economic and Financial Crimes Commission, which is organized as part of the executive branch of the government, are also investigating these matters. Our representatives have met with the French magistrate and Nigerian officials. In October 2004, representatives of TSKJ voluntarily testified before the Nigerian legislative committee.

TSKJ suspended the receipt of services from and payments to Tri-Star Investments and the Japanese trading company and has considered instituting legal proceedings to declare all agency agreements with Tri-Star Investments terminated and to recover all amounts previously paid under those agreements. In February 2005, TSKJ notified the Attorney General of Nigeria that TSKJ would not oppose the Attorney General's efforts to have sums of money held on deposit in accounts of Tri-Star Investments in banks in Switzerland transferred to Nigeria and to have the legal ownership of such sums determined in the Nigerian courts.

As a result of these investigations, information has been uncovered suggesting that, commencing at least 10 years ago, members of TSKJ planned payments to Nigerian officials. We have reason to believe that, based on the ongoing investigations, payments may have been made by agents of TSKJ to Nigerian officials. In addition, information uncovered in the summer of 2006 suggests that, prior to 1998, plans may have been made by employees of The M.W. Kellogg Company (a predecessor of a KBR subsidiary) to make payments to government officials in connection with the pursuit of a number of other projects in countries outside of Nigeria. We are reviewing a number of more recently discovered documents related to KBR's activities in countries outside of Nigeria with respect to agents for projects after 1998. Certain activities discussed in this paragraph involve current or former employees or persons who were or are consultants to KBR, and our investigation is continuing.

In June 2004, all relationships with Mr. Stanley and another consultant and former employee of M.W. Kellogg Limited were terminated. The terminations occurred because of Code of Business Conduct violations that allegedly involved the receipt of improper personal benefits from Mr. Tesler in connection with TSKJ's construction of the Bonny Island project.

In 2006 and 2007, KBR suspended the services of other agents in and outside of Nigeria, including one agent who, until such suspension, had worked for KBR outside of Nigeria on several current projects and on numerous older projects going back to the early 1980s. Such suspensions have occurred when possible improper conduct has been discovered or alleged or when Halliburton and KBR have been unable to confirm the agent's compliance with applicable law and the Code of Business Conduct.

The SEC and DOJ are also investigating and have issued subpoenas concerning TSKJ's use of an immigration services provider, apparently managed by a Nigerian immigration official, to which approximately $1.8 million in payments in excess of costs of visas were allegedly made between approximately 1997 and the termination of the provider in December 2004. We understand that TSKJ terminated the immigration services provider after a KBR employee discovered the issue. We reported this matter to the United States government in 2007. The SEC has issued a subpoena requesting documents among other things concerning any payment of anything of value to Nigerian government officials. In response to such subpoena, we have produced and continue to produce additional documents regarding KBR and Halliburton's energy services business use of immigration and customs service providers, which may result in further inquiries. Furthermore, as a result of these matters, we have expanded our own investigation to consider any matters raised by energy services activities in Nigeria.

If violations of the FCPA were found, a person or entity found in violation could be subject to fines, civil penalties of up to $500,000 per violation, equitable remedies, including disgorgement (if applicable) generally of profits, including prejudgment interest on such profits, causally connected to the violation, and injunctive relief. Criminal penalties could range up to the greater of $2 million per violation or twice the gross pecuniary gain or loss from the violation, which could be substantially greater than $2 million per violation. It is possible that both the SEC and the DOJ could assert that there have been multiple violations, which could lead to multiple fines. The amount of any fines or monetary penalties that could be assessed would depend on, among other factors, the findings regarding the amount, timing, nature, and scope of any improper payments, whether any such payments were authorized by or made with knowledge of us, KBR or our or KBR's affiliates, the amount of gross pecuniary gain or loss involved, and the level of cooperation provided the government authorities during the investigations. The government has expressed concern regarding the level of our cooperation. Agreed dispositions of these types of violations also frequently result in an acknowledgement of wrongdoing by the entity and the appointment of a monitor on terms negotiated with the SEC and the DOJ to review and monitor current and future business practices, including the retention of agents, with the goal of assuring compliance with the FCPA.

These investigations could also result in third-party claims against us, which may include claims for special, indirect, derivative or consequential damages, damage to our business or reputation, loss of, or adverse effect on, cash flow, assets, goodwill, results of operations, business prospects, profits or business value or claims by directors, officers, employees, affiliates, advisors, attorneys, agents, debt holders, or other interest holders or constituents of us or our current or former subsidiaries. In addition, we could incur costs and expenses for any monitor required by or agreed to with a governmental authority to review our continued compliance with FCPA law.

As of December 31, 2007, we are unable to estimate an amount of probable loss or a range of possible loss related to these matters as it relates to Halliburton directly. However, we provided indemnification in favor of KBR under the master separation agreement for certain contingent liabilities, including Halliburton's indemnification of KBR and any of its greater than 50%-owned subsidiaries as of November 20, 2006, the date of the master separation agreement, for fines or other monetary penalties or direct monetary damages, including disgorgement, as a result of a claim made or assessed by a governmental authority in the United States, the United Kingdom, France, Nigeria, Switzerland, and/or Algeria, or a settlement thereof, related to alleged or actual violations occurring prior to November 20, 2006 of the FCPA or particular, analogous applicable foreign statutes, laws, rules, and regulations in connection with investigations pending as of that date, including with respect to the construction and subsequent expansion by TSKJ of a natural gas liquefaction complex and related facilities at Bonny Island in Rivers State, Nigeria. We recorded the estimated fair market value of this indemnity regarding FCPA matters described above upon our separation from KBR. See Note 2 to our consolidated financial statements for additional information.

Our indemnification obligation to KBR does not include losses resulting from third-party claims against KBR, including claims for special, indirect, derivative or consequential damages, nor does our indemnification apply to damage to KBR's business or reputation, loss of, or adverse effect on, cash flow, assets, goodwill, results of operations, business prospects, profits or business value or claims by directors, officers, employees, affiliates, advisors, attorneys, agents, debt holders, or other interest holders or constituents of KBR or KBR's current or former subsidiaries.

In consideration of our agreement to indemnify KBR for the liabilities referred to above, KBR has agreed that we will at all times, in our sole discretion, have and maintain control over the investigation, defense and/or settlement of these FCPA matters until such time, if any, that KBR exercises its right to assume control of the investigation, defense and/or settlement of the FCPA matters as it relates to KBR. KBR has also agreed, at our expense, to assist with Halliburton's full cooperation with any governmental authority in our investigation of these FCPA matters and our investigation, defense and/or settlement of any claim made by a governmental authority or court relating to these FCPA matters, in each case even if KBR assumes control of these FCPA matters as it relates to KBR. If KBR takes control over the investigation, defense, and/or settlement of FCPA matters, refuses a settlement of FCPA matters negotiated by us, enters into a settlement of FCPA matters without our consent, or materially breaches its obligation to cooperate with respect to our investigation, defense, and/or settlement of FCPA matters, we may terminate the indemnity.

Barracuda-Caratinga Arbitration

We also provided indemnification in favor of KBR under the master separation agreement for all out-of-pocket cash costs and expenses (except for legal fees and other expenses of the arbitration so long as KBR controls and directs it), or cash settlements or cash arbitration awards in lieu thereof, KBR may incur after November 20, 2006 as a result of the replacement of certain subsea flowline bolts installed in connection with the Barracuda-Caratinga project. Under the master separation agreement, KBR currently controls the defense, counterclaim, and settlement of the subsea flowline bolts matter. As a condition of our indemnity, for any settlement to be binding upon us, KBR must secure our prior written consent to such settlement's terms. We have the right to terminate the indemnity in the event KBR enters into any settlement without our prior written consent. See Note 2 to our consolidated financial statements for additional information regarding the KBR indemnification.

At Petrobras' direction, KBR replaced certain bolts located on the subsea flowlines that failed through mid-November 2005, and KBR has informed us that additional bolts have failed thereafter, which were replaced by Petrobras. These failed bolts were identified by Petrobras when it conducted inspections of the bolts. A key issue in the arbitration is which party is responsible for the designation of the material to be used for the bolts. We understand that KBR believes that an instruction to use the particular bolts was issued by Petrobras, and as such, KBR believes the cost resulting from any replacement is not KBR's responsibility. We understand Petrobras disagrees. We understand KBR believes several possible solutions may exist, including replacement of the bolts. Estimates indicate that costs of these various solutions range up to $140 million. In March 2006, Petrobras commenced arbitration against KBR claiming $220 million plus interest for the cost of monitoring and replacing the defective bolts and all related costs and expenses of the arbitration, including the cost of attorneys' fees. We understand KBR is vigorously defending and pursuing recovery of the costs incurred to date through the arbitration process and to that end has submitted a counterclaim in the arbitration seeking the recovery of $22 million. The arbitration panel has set an evidentiary hearing in April 2008.

Impairment of Oil and Gas Properties

At December 31, 2007, we had interests in oil and gas properties totaling $110 million, net of accumulated depletion, which we account for under the successful efforts method. The majority of this amount is related to one property in Bangladesh in which we have a 25% non-operating interest. These oil and gas properties are assessed for impairment whenever changes in facts and circumstances indicate that the properties' carrying amounts may not be recoverable. The expected future cash flows used for impairment reviews and related fair-value calculations are based on judgmental assessments of future production volumes, prices, and costs, considering all available information at the date of review.

In December 2007, we learned that the drilling program in which we were engaged on one of two prospects in Bangladesh was unsuccessful. Consequently, we recorded a $34 million charge for the write-off of our drilling costs and impairment of the leasehold carrying value. This charge is included in our results of operations for 2007. We expect to know the results of the drilling activity on the second prospect by the end of the first quarter of 2008. Depending on the results, we could incur additional charges.

A downward trend in estimates of production volumes or prices or an upward trend in costs could result in an impairment of our oil and gas properties, which in turn could have a material and adverse effect on our results of operations.

Geopolitical and International Environment

International and political events

A significant portion of our revenue is derived from our non-United States operations, which exposes us to risks inherent in doing business in each of the countries in which we transact business. The occurrence of any of the risks described below could have a material adverse effect on our consolidated results of operations and consolidated financial condition.

Our operations in countries other than the United States accounted for approximately 56% of our consolidated revenue during 2007 and 55% of our consolidated revenue during 2006. Operations in countries other than the United States are subject to various risks unique to each country. With respect to any particular country, these risks may include:

- expropriation and nationalization of our assets in that country;
- political and economic instability;
- civil unrest, acts of terrorism, force majeure, war, or other armed conflict;
- natural disasters, including those related to earthquakes and flooding;
- inflation;
- currency fluctuations, devaluations, and conversion restrictions;
- confiscatory taxation or other adverse tax policies;
- governmental activities that limit or disrupt markets, restrict payments, or limit the movement of funds;
- governmental activities that may result in the deprivation of contract rights; and
- governmental activities that may result in the inability to obtain or retain licenses required for operation.

Due to the unsettled political conditions in many oil-producing countries, our revenue and profits are subject to the adverse consequences of war, the effects of terrorism, civil unrest, strikes, currency controls, and governmental actions. Countries where we operate that have significant political risk include: Algeria, Indonesia, Nigeria, Russia, Venezuela, and Yemen. In addition, military action or continued unrest in the Middle East could impact the supply and pricing for oil and gas, disrupt our operations in the region and elsewhere, and increase our costs for security worldwide.

In addition, investigations by governmental authorities (see "Foreign Corrupt Practices Act investigations" above), as well as legal, social, economic, and political issues in Nigeria, could materially and adversely affect our Nigerian business and operations.

Our facilities and our employees are under threat of attack in some countries where we operate. In addition, the risks related to loss of life of our personnel and our subcontractors in these areas continue.

We are also subject to the risks that our employees, joint venture partners, and agents outside of the United States may fail to comply with applicable laws.

Military action, other armed conflicts, or terrorist attacks

Military action in Iraq, military tension involving North Korea and Iran, as well as the terrorist attacks of September 11, 2001 and subsequent terrorist attacks, threats of attacks, and unrest, have caused instability or uncertainty in the world's financial and commercial markets and have significantly increased political and economic instability in some of the geographic areas in which we operate. Acts of terrorism and threats of armed conflicts in or around various areas in which we operate, such as the Middle East, Nigeria, and Indonesia, could limit or disrupt markets and our operations, including disruptions resulting from the evacuation of personnel, cancellation of contracts, or the loss of personnel or assets.

Such events may cause further disruption to financial and commercial markets and may generate greater political and economic instability in some of the geographic areas in which we operate. In addition, any possible reprisals as a consequence of the war and ongoing military action in Iraq, such as acts of terrorism in the United States or elsewhere, could materially and adversely affect us in ways we cannot predict at this time.

Income taxes

We have operations in approximately 70 countries other than the United States. Consequently, we are subject to the jurisdiction of a significant number of taxing authorities. The income earned in these various jurisdictions is taxed on differing bases, including net income actually earned, net income deemed earned, and revenue-based tax withholding. The final determination of our tax liabilities involves the interpretation of local tax laws, tax treaties, and related authorities in each jurisdiction, as well as the significant use of estimates and assumptions regarding the scope of future operations and results achieved and the timing and nature of income earned and expenditures incurred. Changes in the operating environment, including changes in or interpretation of tax law and currency/repatriation controls, could impact the determination of our tax liabilities for a tax year.

Foreign exchange and currency risks

A sizable portion of our consolidated revenue and consolidated operating expenses is in foreign currencies. As a result, we are subject to significant risks, including:

- foreign exchange risks resulting from changes in foreign exchange rates and the implementation of exchange controls; and
- limitations on our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries.

We conduct business in countries, such as Venezuela, that have nontraded or "soft" currencies which, because of their restricted or limited trading markets, may be more difficult to exchange for "hard" currency. We may accumulate cash in soft currencies, and we may be limited in our ability to convert our profits into United States dollars or to repatriate the profits from those countries.

We selectively use hedging transactions to limit our exposure to risks from doing business in foreign currencies. For those currencies that are not readily convertible, our ability to hedge our exposure is limited because financial hedge instruments for those currencies are nonexistent or limited. Our ability to hedge is also limited because pricing of hedging instruments, where they exist, is often volatile and not necessarily efficient.

In addition, the value of the derivative instruments could be impacted by:

- adverse movements in foreign exchange rates;
- interest rates;
- commodity prices; or
- the value and time period of the derivative being different than the exposures or cash flows being hedged.

Customers and Business

Exploration and production activity

Demand for our services and products depends on oil and natural gas industry activity and expenditure levels that are directly affected by trends in oil and natural gas prices.

Demand for our services and products is particularly sensitive to the level of exploration, development, and production activity of, and the corresponding capital spending by, oil and natural gas companies, including national oil companies. Prices for oil and natural gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty, and a variety of other factors that are beyond our control. Any prolonged reduction in oil and natural gas prices will depress the immediate levels of exploration, development, and production activity, often reflected as changes in rig counts. Perceptions of longer-term lower oil and natural gas prices by oil and gas companies or longer-term higher material and contractor prices impacting facility costs can similarly reduce or defer major expenditures given the long-term nature of many large-scale development projects. Lower levels of activity result in a corresponding decline in the demand for our oil and natural gas well services and products, which could have a material adverse effect on our revenue and profitability. Factors affecting the prices of oil and natural gas include:

- governmental regulations, including the policies of governments regarding the exploration for and production and development of their oil and natural gas reserves;
- global weather conditions and natural disasters;
- worldwide political, military, and economic conditions;
- the level of oil production by non-OPEC countries and the available excess production capacity within OPEC;
- economic growth in China and India;
- oil refining capacity and shifts in end-customer preferences toward fuel efficiency and the use of natural gas;
- the cost of producing and delivering oil and gas;
- potential acceleration of development of alternative fuels; and
- the level of demand for oil and natural gas, especially demand for natural gas in the United States.

Historically, the markets for oil and gas have been volatile and are likely to continue to be volatile. Spending on exploration and production activities by large oil and gas companies have a significant impact on the activity levels of our businesses. In the current environment where oil and gas demand exceeds supply, the ability to rebalance supply with demand may be constrained by the global availability of rigs. Full utilization of rigs could lead to limited growth in revenue. In addition, the extent of the growth in oilfield services may be limited by the availability of equipment and manpower.

Capital spending

Our business is directly affected by changes in capital expenditures by our customers. Some of the changes that may materially and adversely affect us include:

- the consolidation of our customers, which could:
  - cause customers to reduce their capital spending, which would in turn reduce the demand for our services and products; and
  - result in customer personnel changes, which in turn affect the timing of contract negotiations;
- adverse developments in the business and operations of our customers in the oil and gas industry, including write-downs of reserves and reductions in capital spending for exploration, development, and production; and
- ability of our customers to timely pay the amounts due us.

Customers

We depend on a limited number of significant customers. While none of these customers represented more than 10% of consolidated revenue in any period presented, the loss of one or more significant customers could have a material adverse effect on our business and our consolidated results of operations.

Acquisitions, dispositions, investments, and joint ventures

We continually seek opportunities to maximize efficiency and value through various transactions, including purchases or sales of assets, businesses, investments, or joint ventures. These transactions are intended to result in the realization of savings, the creation of efficiencies, the generation of cash or income, or the reduction of risk. Acquisition transactions may be financed by additional borrowings or by the issuance of our common stock. These transactions may also affect our consolidated results of operations.

These transactions also involve risks, and we cannot ensure that:

- any acquisitions would result in an increase in income;
- any acquisitions would be successfully integrated into our operations and internal controls;
- the due diligence prior to an acquisition would uncover situations that could result in legal exposure or that we will appropriately quantify the exposure from known risks;
- any disposition would not result in decreased earnings, revenue, or cash flow;
- any dispositions, investments, acquisitions, or integrations would not divert management resources; or
- any dispositions, investments, acquisitions, or integrations would not have a material adverse effect on our results of operations or financial condition.

We conduct some operations through joint ventures, where control may be shared with unaffiliated third parties. As with any joint venture arrangement, differences in views among the joint venture participants may result in delayed decisions or in failures to agree on major issues. We also cannot control the actions of our joint venture partners, including any nonperformance, default, or bankruptcy of our joint venture partners. These factors could potentially materially and adversely affect the business and operations of the joint venture and, in turn, our business and operations.

Environmental requirements

Our businesses are subject to a variety of environmental laws, rules, and regulations in the United States and other countries, including those covering hazardous materials and requiring emission performance standards for facilities. For example, our well service operations routinely involve the handling of significant amounts of waste materials, some of which are classified as hazardous substances. We also store, transport, and use radioactive and explosive materials in certain of our operations. Environmental requirements include, for example, those concerning:

- the containment and disposal of hazardous substances, oilfield waste, and other waste materials;
- the importation and use of radioactive materials;
- the use of underground storage tanks; and
- the use of underground injection wells.

Environmental and other similar requirements generally are becoming increasingly strict. Sanctions for failure to comply with these requirements, many of which may be applied retroactively, may include:

- administrative, civil, and criminal penalties;
- revocation of permits to conduct business; and
- corrective action orders, including orders to investigate and/or clean up contamination.

Failure on our part to comply with applicable environmental requirements could have a material adverse effect on our consolidated financial condition. We are also exposed to costs arising from environmental compliance, including compliance with changes in or expansion of environmental requirements, which could have a material adverse effect on our business, financial condition, operating results, or cash flows.

We are exposed to claims under environmental requirements and, from time to time, such claims have been made against us. In the United States, environmental requirements and regulations typically impose strict liability. Strict liability means that in some situations we could be exposed to liability for cleanup costs, natural resource damages, and other damages as a result of our conduct that was lawful at the time it occurred or the conduct of prior operators or other third parties. Liability for damages arising as a result of environmental laws could be substantial and could have a material adverse effect on our consolidated results of operations.

We are periodically notified of potential liabilities at state and federal superfund sites. These potential liabilities may arise from both historical Halliburton operations and the historical operations of companies that we have acquired. Our exposure at these sites may be materially impacted by unforeseen adverse developments both in the final remediation costs and with respect to the final allocation among the various parties involved at the sites. For any particular federal or state superfund site, since our estimated liability is typically within a range and our accrued liability may be the amount on the low end of that range, our actual liability could eventually be well in excess of the amount accrued. The relevant regulatory agency may bring suit against us for amounts in excess of what we have accrued and what we believe is our proportionate share of remediation costs at any superfund site. We also could be subject to third-party claims, including punitive damages, with respect to environmental matters for which we have been named as a potentially responsible party.

Changes in environmental requirements may negatively impact demand for our services. For example, oil and natural gas exploration and production may decline as a result of environmental requirements (including land use policies responsive to environmental concerns). A decline in exploration and production, in turn, could materially and adversely affect us.

Law and regulatory requirements

In the countries in which we conduct business, we are subject to multiple and, at times, inconsistent regulatory regimes, including those that govern our use of radioactive materials, explosives, and chemicals in the course of our operations. Various national and international regulatory regimes govern the shipment of these items. Many countries, but not all, impose special controls upon the export and import of radioactive materials, explosives, and chemicals. Our ability to do business is subject to maintaining required licenses and complying with these multiple regulatory requirements applicable to these special products. In addition, the various laws governing import and export of both products and technology apply to a wide range of services and products we offer. In turn, this can affect our employment practices of hiring people of different nationalities because these laws may prohibit or limit access to some products or technology by employees of various nationalities. Changes in, compliance with, or our failure to comply with these laws may negatively impact our ability to provide services in, make sales of equipment to, and transfer personnel or equipment among some of the countries in which we operate and could have a material adverse affect on the results of operations.

Raw materials

Raw materials essential to our business are normally readily available. Current market conditions have triggered constraints in the supply chain of certain raw materials, such as sand, cement, and specialty metals. The majority of our risk associated with the current supply chain constraints occurs in those situations where we have a relationship with a single supplier for a particular resource.

Intellectual property rights

We rely on a variety of intellectual property rights that we use in our services and products. We may not be able to successfully preserve these intellectual property rights in the future, and these rights could be invalidated, circumvented, or challenged. In addition, the laws of some foreign countries in which our services and products may be sold do not protect intellectual property rights to the same extent as the laws of the United States. Our failure to protect our proprietary information and any successful intellectual property challenges or infringement proceedings against us could materially and adversely affect our competitive position.

Technology

The market for our services and products is characterized by continual technological developments to provide better and more reliable performance and services. If we are not able to design, develop, and produce commercially competitive products and to implement commercially competitive services in a timely manner in response to changes in technology, our business and revenue could be materially and adversely affected, and the value of our intellectual property may be reduced. Likewise, if our proprietary technologies, equipment and facilities, or work processes become obsolete, we may no longer be competitive, and our business and revenue could be materially and adversely affected.

Reliance on management

We depend greatly on the efforts of our executive officers and other key employees to manage our operations. The loss or unavailability of any of our executive officers or other key employees could have a material adverse effect on our business.

Technical personnel

Many of the services that we provide and the products that we sell are complex and highly engineered and often must perform or be performed in harsh conditions. We believe that our success depends upon our ability to employ and retain technical personnel with the ability to design, utilize, and enhance these services and products. In addition, our ability to expand our operations depends in part on our ability to increase our skilled labor force. The demand for skilled workers is high, and the supply is limited. A significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force, increases in the wage rates that we must pay, or both. If either of these events were to occur, our cost structure could increase, our margins could decrease, and our growth potential could be impaired.

Weather

Our business could be materially and adversely affected by severe weather, particularly in the Gulf of Mexico where we have operations. Repercussions of severe weather conditions may include:

- evacuation of personnel and curtailment of services;
- weather-related damage to offshore drilling rigs resulting in suspension of operations;
- weather-related damage to our facilities and project work sites;
- inability to deliver materials to jobsites in accordance with contract schedules; and
- loss of productivity.

Because demand for natural gas in the United States drives a significant amount of our business, warmer than normal winters in the United States are detrimental to the demand for our services to gas producers.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Halliburton Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in the Securities Exchange Act Rule 13a-15(f).

Internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation to assess the effectiveness of our internal control over financial reporting as of December 31, 2007 based upon criteria set forth in the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, we believe that, as of December 31, 2007, our internal control over financial reporting is effective.

HALLIBURTON COMPANY

by

/s/ David J. Lesar	/s/ Mark A. McCollum
David J. Lesar	Mark A. McCollum
Chairman of the Board,	Executive Vice President and
President, and Chief Executive Officer	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Halliburton Company:

We have audited the accompanying consolidated balance sheets of Halliburton Company and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Halliburton Company and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 11, 12 and 15, respectively, to the consolidated financial statements, the Company changed its methods of accounting for uncertainty in income taxes as of January 1, 2007, its method of accounting for stock-based compensation plans as of January 1, 2006, and its method of accounting for defined benefit and other postretirement plans as of December 31, 2006, respectively.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Halliburton Company's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 20, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP
Houston, Texas
February 20, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Halliburton Company:

We have audited Halliburton Company's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Halliburton Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Halliburton Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Halliburton Company as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated February 20, 2008 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP
Houston, Texas
February 20, 2008

HALLIBURTON COMPANY
Consolidated Statements of Operations

Millions of dollars and shares except per share data	Year Ended December 31 2007	2006	2005
Revenue:			
Services	$ 11,256	$ 9,643	$ 7,513
Product sales	4,008	3,312	2,587
Total revenue	15,264	12,955	10,100
Operating costs and expenses:			
Cost of services	8,167	6,751	5,614
Cost of sales	3,358	2,675	2,129
General and administrative	293	342	294
Gain on sale of business assets, net	(52)	(58)	(101)
Total operating costs and expenses	11,766	9,710	7,936
Operating income	3,498	3,245	2,164
Interest expense	(154)	(165)	(196)
Interest income	124	129	54
Other, net	(8)	(10)	(25)
Income from continuing operations before income taxes and minority interest	3,460	3,199	1,997
(Provision) benefit for income taxes	(907)	(1,003)	125
Minority interest in net income of subsidiaries	(29)	(19)	(15)
Income from continuing operations	2,524	2,177	2,107
Income from discontinued operations, net of income tax provision of $15, $183, and $205	975	171	251
Net income	$ 3,499	$ 2,348	$ 2,358
Basic income per share:			
Income from continuing operations	$ 2.76	$ 2.15	$ 2.09
Income from discontinued operations, net	1.07	0.16	0.25
Net income per share	$ 3.83	$ 2.31	$ 2.34
Diluted income per share:			
Income from continuing operations	$ 2.66	$ 2.07	$ 2.03
Income from discontinued operations, net	1.02	0.16	0.24
Net income per share	$ 3.68	$ 2.23	$ 2.27
Basic weighted average common shares outstanding	913	1,014	1,010
Diluted weighted average common shares outstanding	950	1,054	1,038

See notes to consolidated financial statements.

HALLIBURTON COMPANY
Consolidated Balance Sheets

Millions of dollars and shares except per share data	December 31 2007	December 31 2006
Assets		
Current assets:		
Cash and equivalents	$ 1,847	$ 2,918
Receivables (less allowance for bad debts of $49 and $40)	3,093	2,629
Inventories	1,459	1,235
Investments in marketable securities	388	20
Current deferred income taxes	376	205
Current assets of discontinued operations	–	3,898
Other current assets	410	285
Total current assets	7,573	11,190
Property, plant, and equipment, net of accumulated depreciation of $4,126 and $3,793	3,630	2,557
Goodwill	790	486
Noncurrent deferred income taxes	348	448
Noncurrent assets of discontinued operations	–	1,497
Other assets	794	682
Total assets	$ 13,135	$ 16,860
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 768	$ 655
Accrued employee compensation and benefits	575	496
Income tax payable	209	146
Deferred revenue	209	171
Current maturities of long-term debt	159	26
Current liabilities of discontinued operations	–	2,831
Other current liabilities	491	409
Total current liabilities	2,411	4,734
Long-term debt	2,627	2,783
Employee compensation and benefits	403	474
Noncurrent liabilities of discontinued operations	–	981
Other liabilities	734	443
Total liabilities	6,175	9,415
Minority interest in consolidated subsidiaries	94	69
Shareholders' equity:		
Common shares, par value $2.50 per share – authorized 2,000 shares, issued 1,063 and 1,060 shares	2,657	2,650
Paid-in capital in excess of par value	1,741	1,689
Accumulated other comprehensive loss	(104)	(437)
Retained earnings	8,202	5,051
	12,496	8,953
Less 183 and 62 shares of treasury stock, at cost	5,630	1,577
Total shareholders' equity	6,866	7,376
Total liabilities and shareholders' equity	$ 13,135	$ 16,860

See notes to consolidated financial statements.

HALLIBURTON COMPANY
Consolidated Statements of Shareholders' Equity

Millions of dollars and shares	2007	2006	2005
Balance at January 1	$ 7,376	$ 6,372	$ 3,932
Dividends and other transactions with shareholders	(1,499)	(1,324)	202
Sale of stock by a subsidiary	–	117	–
Adoption of Statement of Financial Accounting Standards No. 158	–	(218)	–
Adoption of Financial Accounting Standards Board Interpretation No. 48	(30)	–	–
Shares exchanged in KBR, Inc. exchange offer	(2,809)	–	–
Other	(4)	34	–
Comprehensive income:			
Net income	3,499	2,348	2,358
Net cumulative translation adjustments	(23)	34	(41)
Defined benefit and other postretirement plans adjustments	355	2	(54)
Net unrealized gains (losses) on investments and derivatives	1	11	(25)
Total comprehensive income	3,832	2,395	2,238
Balance at December 31	$ 6,866	$ 7,376	$ 6,372

See notes to consolidated financial statements.

HALLIBURTON COMPANY
Consolidated Statements of Cash Flows

Millions of dollars	Year Ended December 31 2007	2006	2005
Cash flows from operating activities:			
Net income	$ 3,499	$ 2,348	$ 2,358
Adjustments to reconcile net income to net cash from operations:			
Income from discontinued operations	(975)	(171)	(251)
Depreciation, depletion, and amortization	583	480	448
Provision (benefit) for deferred income taxes	(111)	658	(243)
Gain on sale of business assets	(52)	(66)	(102)
Asbestos and silica liability payment related to Chapter 11 filing	–	–	(2,345)
Collection of asbestos- and silica-related insurance receivables	29	167	1,032
Other changes:			
Receivables	(355)	(494)	(314)
Accounts receivable facilities transactions	–	–	(256)
Inventories	(218)	(309)	(151)
Accounts payable	77	96	102
Contributions to pension plans	(41)	(75)	(39)
Other	259	712	252
Cash flows from discontinued operations	31	311	210
Total cash flows from operating activities	2,726	3,657	701
Cash flows from investing activities:			
Sales of property, plant, and equipment	203	152	106
Dispositions of business assets, net of cash disposed	70	98	212
Investments – restricted cash	56	–	1
Sales (purchases) of short-term investments in marketable securities, net	(332)	(20)	891
Acquisitions of business assets, net of cash acquired	(563)	(27)	(108)
Disposal of KBR, Inc. cash upon separation	(1,461)	–	–
Capital expenditures	(1,583)	(834)	(575)
Other investing activities	(38)	(20)	(36)
Cash flows from discontinued operations	(13)	225	19
Total cash flows from investing activities	(3,661)	(426)	510
Cash flows from financing activities:			
Proceeds from exercises of stock options	110	159	342
Tax benefit from exercise of options and restricted stock	29	53	–
Borrowings (repayments) of short-term debt, net	9	(13)	8
Proceeds from long-term debt, net of offering costs	–	–	23
Payments on long-term debt	(7)	(324)	(802)
Payments of dividends to shareholders	(314)	(306)	(254)
Payments to reacquire common stock	(1,374)	(1,339)	(12)
Other financing activities	(5)	5	(1)
Cash flows from discontinued operations	(18)	485	(24)
Total cash flows from financing activities	(1,570)	(1,280)	(720)
Effect of exchange rate changes on cash, including $0, $50, and $(3) related to discontinued operations	(27)	37	(17)
Increase (decrease) in cash and equivalents	(2,532)	1,988	474
Cash and equivalents at beginning of year, including $1,461, $390, and $188 related to discontinued operations	4,379	2,391	1,917
Cash and equivalents at end of year, including $0, $1,461, and $390 related to discontinued operations	$ 1,847	$ 4,379	$ 2,391
Supplemental disclosure of cash flow information:			
Cash payments during the year for:			
Interest from continuing operations	$ 144	$ 164	$ 193
Income taxes from continuing operations	$ 941	$ 289	$ 203

See notes to consolidated financial statements.

HALLIBURTON COMPANY
Notes to Consolidated Financial Statements

Note 1. Description of Company and Significant Accounting Policies

Description of Company

Halliburton Company's predecessor was established in 1919 and incorporated under the laws of the State of Delaware in 1924. We are one of the world's largest oilfield services companies. Our two business segments are the Completion and Production segment and the Drilling and Evaluation segment. We provide a comprehensive range of services and products for the exploration, development, and production of oil and gas around the world.

Use of estimates

Our financial statements are prepared in conformity with accounting principles generally accepted in the United States, requiring us to make estimates and assumptions that affect:

- the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements; and
- the reported amounts of revenue and expenses during the reporting period.

Ultimate results could differ from those estimates.

Basis of presentation

The consolidated financial statements include the accounts of our company and all of our subsidiaries that we control or variable interest entities for which we have determined that we are the primary beneficiary. All material intercompany accounts and transactions are eliminated. Investments in companies in which we have significant influence are accounted for using the equity method. If we do not have significant influence, we use the cost method.

As the result of realigning our products and services during the third quarter of 2007, we are now reporting two business segments. See Note 4 for further information. Additionally, KBR, Inc. (KBR), formerly a wholly owned subsidiary, is reclassified as discontinued operations in the consolidated financial statements. See Note 2 for additional information. All prior periods presented reflect these changes.

Certain other prior year amounts have been reclassified to conform to the current year presentation.

Revenue recognition

Overall. Our services and products are generally sold based upon purchase orders or contracts with our customers that do not include right of return provisions or other significant post-delivery obligations. Our products are produced in a standard manufacturing operation, even if produced to our customer's specifications. We recognize revenue from product sales when title passes to the customer, the customer assumes risks and rewards of ownership, and collectibility is reasonably assured. Service revenue, including training and consulting services, is recognized when the services are rendered and collectibility is reasonably assured. Rates for services are typically priced on a per day, per meter, per man-hour, or similar basis.

Software sales. Sales of perpetual software licenses, net of any deferred maintenance and support fees, are recognized as revenue upon shipment. Sales of time-based licenses are recognized as revenue over the license period. Maintenance and support fees are recognized as revenue ratably over the contract period, usually a one-year duration.

Percentage of completion. Revenue from long-term contracts to provide well construction and completion services is reported on the percentage-of-completion method of accounting. Progress is generally based upon physical progress related to contractually defined units of work. Physical percent complete is determined as a combination of input and output measures as deemed appropriate by the circumstances. All known or anticipated losses on contracts are provided for when they become evident. Cost adjustments that are in the process of being negotiated with customers for extra work or changes in the scope of work are included in revenue when collection is deemed probable.

Sale of stock by a subsidiary

When, as part of a broader corporate reorganization, a subsidiary or affiliate sells unissued shares in a public offering, we treat the transaction as a capital transaction. Therefore, the increase or decrease in the carrying amount of our subsidiary's stock is not reflected as a gain or loss on our consolidated statements of operations, but as an increase or decrease to "Paid-in capital in excess of par value."

Research and development

Research and development expenses are charged to income as incurred. Research and development expenses were $301 million in 2007, $254 million in 2006, and $218 million in 2005, of which over 97% was company-sponsored in each year.

Software development costs

Costs of developing software for sale are charged to expense as research and development when incurred until technological feasibility has been established for the product. Once technological feasibility is established, software development costs are capitalized until the software is ready for general release to customers. We capitalized costs related to software developed for resale of $23 million in 2007 and $21 million in both 2006 and 2005. Amortization expense of software development costs was $17 million for 2007, $21 million for 2006, and $22 million for 2005. Once the software is ready for release, amortization of software development costs begins. Capitalized software development costs are amortized over periods not exceeding five years.

Cash equivalents

We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents, except for cash equivalents of KBR, which are reflected as current assets of discontinued operations at December 31, 2006.

Inventories

Inventories are stated at the lower of cost or market. Cost represents invoice or production cost for new items and original cost less allowance for condition for used material returned to stock. Production cost includes material, labor, and manufacturing overhead. Some domestic manufacturing and field service finished products and parts inventories for drill bits, completion products, and bulk materials are recorded using the last-in, first-out method. The remaining inventory is recorded on the average cost method.

Allowance for bad debts

We establish an allowance for bad debts through a review of several factors, including historical collection experience, current aging status of the customer accounts, and financial condition of our customers.

Property, plant, and equipment

Other than those assets that have been written down to their fair values due to impairment, property, plant, and equipment are reported at cost less accumulated depreciation, which is generally provided on the straight-line method over the estimated useful lives of the assets. Accelerated depreciation methods are also used for tax purposes, wherever permitted. Upon sale or retirement of an asset, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is recognized. Planned major maintenance costs are generally expensed as incurred.

Goodwill

The reported amounts of goodwill for each reporting unit are reviewed for impairment on an annual basis and more frequently when negative conditions such as significant current or projected operating losses exist. The annual impairment test for goodwill is a two-step process and involves comparing the estimated fair value of each reporting unit to the reporting unit's carrying value, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired, and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test would be performed to measure the amount of impairment loss to be recorded, if any. Our annual impairment tests resulted in no goodwill impairment in 2007, 2006, or 2005.

Evaluating impairment of long-lived assets

When events or changes in circumstances indicate that long-lived assets other than goodwill may be impaired, an evaluation is performed. For an asset classified as held for use, the estimated future undiscounted cash flows associated with the asset are compared to the asset's carrying amount to determine if a write-down to fair value is required. When an asset is classified as held for sale, the asset's book value is evaluated and adjusted to the lower of its carrying amount or fair value less cost to sell. In addition, depreciation and amortization is ceased while it is classified as held for sale.

Income taxes

We recognize the amount of taxes payable or refundable for the year. In addition, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. A valuation allowance is provided for deferred tax assets if it is more likely than not that these items will not be realized.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that we will realize the benefits of these deductible differences, net of the existing valuation allowances.

We recognize interest and penalties related to unrecognized tax benefits within the provision for income taxes on continuing operations in our consolidated statements of operations.

We generally do not provide income taxes on the undistributed earnings of non-United States subsidiaries because such earnings are intended to be reinvested indefinitely to finance foreign activities. These additional foreign earnings could be subject to additional tax if remitted, or deemed remitted, as a dividend; however, it is not practicable to estimate the additional amount, if any, of taxes payable. Taxes are provided as necessary with respect to earnings that are not permanently reinvested.

Derivative instruments

At times, we enter into derivative financial transactions to hedge existing or projected exposures to changing foreign currency exchange rates, interest rates, and commodity prices. We do not enter into derivative transactions for speculative or trading purposes. We recognize all derivatives on the balance sheet at fair value. Derivatives are adjusted to fair value and reflected through the results of operations. Gains or losses on foreign currency derivatives are included in other, net; gains or losses on interest rate derivatives are included in interest expense; and gains or losses on commodity derivatives are included in operating income. Our derivatives are not designated as hedges for accounting purposes.

Foreign currency translation

Foreign entities whose functional currency is the United States dollar translate monetary assets and liabilities at year-end exchange rates, and nonmonetary items are translated at historical rates. Income and expense accounts are translated at the average rates in effect during the year, except for depreciation, cost of product sales and revenue, and expenses associated with nonmonetary balance sheet accounts, which are translated at historical rates. Gains or losses from changes in exchange rates are recognized in consolidated income in the year of occurrence. Foreign entities whose functional currency is not the United States dollar translate net assets at year-end rates and income and expense accounts at average exchange rates. Adjustments resulting from these translations are reflected in the consolidated statements of shareholders' equity as cumulative translation adjustments.

Stock-based compensation

Effective January 1, 2006, we adopted the fair value recognition provisions of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" (SFAS No. 123(R)), using the modified prospective application. Accordingly, we are recognizing compensation expense for all newly granted awards and awards modified, repurchased, or cancelled after January 1, 2006. Compensation cost for the unvested portion of awards that were outstanding as of January 1, 2006 is being recognized ratably over the remaining vesting period based on the fair value at date of grant. Also, beginning with the January 1, 2006 purchase period, compensation expense for our 2002 Employee Stock Purchase Plan (ESPP) is being recognized. The cumulative effect of this change in accounting principle related to stock-based awards was immaterial. Prior to January 1, 2006, we accounted for these plans under the recognition and measurement provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Under APB No. 25, no compensation expense was recognized for stock options or the ESPP. Compensation expense was recognized for restricted stock awards. As a result of adopting SFAS No. 123(R), the incremental pretax expense related to employee stock option awards and our ESPP totaled approximately $33 million in 2006 or $0.02 per diluted share after tax on continuing operations. The incremental impact to net income related to employee stock option awards and our ESPP in 2006 totaled approximately $26 million.

Total stock-based compensation expense for continuing operations, net of related tax effects, was $62 million in 2007 and $49 million in 2006. Total income tax benefit recognized in continuing operations for stock-based compensation arrangements was $35 million in 2007, $27 million in 2006, and $13 million in 2005. Total incremental compensation cost resulting from modifications of previously granted stock-based awards was $18 million in 2007, $10 million in 2006, and $12 million in 2005. These modifications allowed certain employees to retain their awards after leaving the company.

The following table summarizes the pro forma effect on net income and income per share for 2005 as if we had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

Millions of dollars except per share data	Year ended December 31, 2005
Net income, as reported	$ 2,358
Add:	
Stock-based compensation expense included in continuing operations, net of related tax effects	23
Stock-based compensation expense included in discontinued operations, net of related tax effects	8
Less:	
Stock-based compensation expense for continuing operations determined under fair-value-based method for all awards, net of related tax effects	(46)
Stock-based compensation expense for discontinued operations determined under fair-value-based method for all awards, net of related tax effects	(15)
Net income, pro forma	$ 2,328
Basic income per share:	
Continuing operations	
As reported	$ 2.09
Pro forma	$ 2.07
Discontinued operations	
As reported	$ 0.25
Pro forma	$ 0.24
Diluted income per share:	
Continuing operations	
As reported	$ 2.03
Pro forma	$ 2.01
Discontinued operations	
As reported	$ 0.24
Pro forma	$ 0.24

The fair value of options at the date of grant was estimated using the Black-Scholes option pricing model. The expected volatility of options granted in 2007 and 2006 was a blended rate based upon implied volatility calculated on actively traded options on our common stock and upon the historical volatility of our common stock. The expected volatility of options granted in 2005 was based upon the historical volatility of our common stock. The expected term of options granted in 2007, 2006, and 2005 was based upon historical observation of actual time elapsed between date of grant and exercise of options for all employees. The assumptions and resulting fair values of options granted were as follows:

	Year Ended December 31		
	2007	2006	2005
Expected term (in years)	5.14	5.24	5.00
Expected volatility	35.70%	42.20%	51.06 – 52.79%
Expected dividend yield	0.89 – 1.14%	0.76 – 1.06%	0.73 – 1.16%
Risk-free interest rate	3.37 – 5.00%	4.30 – 5.03 %	3.77 – 4.33%
Weighted average grant-date fair value per share	$ 11.35	$ 14.20	$ 11.42

The fair value of ESPP shares was estimated using the Black-Scholes option pricing model. The expected volatility was a one-year historical volatility of our common stock. The assumptions and resulting fair values were as follows:

	Offering period July 1 through December 31		
	2007	2006	2005
Expected term (in years)	0.5	0.5	0.5
Expected volatility	29.49%	37.77%	30.46%
Expected dividend yield	1.03%	0.80%	0.73%
Risk-free interest rate	4.98%	5.29%	3.89%
Weighted average grant-date fair value per share	$ 7.97	$ 9.32	$ 5.50

	Offering period January 1 through June 30		
	2007	2006	2005
Expected term (in years)	0.5	0.5	0.5
Expected volatility	34.91%	35.65%	26.93%
Expected dividend yield	1.00%	0.75%	1.16%
Risk-free interest rate	5.09%	4.38%	3.15%
Weighted average grant-date fair value per share	$ 7.20	$ 7.91	$ 4.15

See Note 12 for further detail on stock incentive plans.

Note 2. KBR Separation

In November 2006, KBR completed an initial public offering (IPO), in which it sold approximately 32 million shares of KBR common stock at $17.00 per share. Proceeds from the IPO were approximately $508 million, net of underwriting discounts and commissions and offering expenses. The increase in the carrying amount of our investment in KBR, resulting from the IPO, was recorded in "Paid-in capital in excess of par value" on our consolidated balance sheet at December 31, 2006. On April 5, 2007, we completed the separation of KBR from us by exchanging the 135.6 million shares of KBR common stock owned by us on that date for 85.3 million shares of our common stock. In the second quarter of 2007, we recorded a gain on the disposition of KBR of approximately $933 million, net of tax and the estimated fair value of the indemnities and guarantees provided to KBR as described below, which is included in income from discontinued operations on the consolidated statement of operations.

The following table presents the financial results of KBR, which are reflected as discontinued operations in our consolidated statements of operations. For accounting purposes, we ceased including KBR's operations in our results effective March 31, 2007.

	Year Ended December 31		
Millions of dollars	2007	2006	2005
Revenue	$ 2,250	$ 9,621	$ 10,141
Operating income	$ 62	$ 239	$ 453
Net income	$ 23 (a)	$ 180	$ 250

(a) Net income for 2007 represents our 81% share of KBR's results from January 1, 2007 through March 31, 2007.

We entered into various agreements relating to the separation of KBR, including, among others, a master separation agreement, a registration rights agreement, a tax sharing agreement, transition services agreements, and an employee matters agreement. The master separation agreement provides for, among other things, KBR's responsibility for liabilities related to its business and Halliburton's responsibility for liabilities unrelated to KBR's business. Halliburton provides indemnification in favor of KBR under the master separation agreement for certain contingent liabilities, including Halliburton's indemnification of KBR and any of its greater than 50%-owned subsidiaries as of November 20, 2006, the date of the master separation agreement, for:

- fines or other monetary penalties or direct monetary damages, including disgorgement, as a result of a claim made or assessed by a governmental authority in the United States, the United Kingdom, France, Nigeria, Switzerland, and/or Algeria, or a settlement thereof, related to alleged or actual violations occurring prior to November 20, 2006 of the United States Foreign Corrupt Practices Act (FCPA) or particular, analogous applicable foreign statutes, laws, rules, and regulations in connection with investigations pending as of that date, including with respect to the construction and subsequent expansion by TSKJ of a natural gas liquefaction complex and related facilities at Bonny Island in Rivers State, Nigeria; and
- all out-of-pocket cash costs and expenses, or cash settlements or cash arbitration awards in lieu thereof, KBR may incur after the effective date of the master separation agreement as a result of the replacement of the subsea flowline bolts installed in connection with the Barracuda-Caratinga project. See Note 10 for further discussion of these matters.

As a result of these agreements, we recorded $190 million, as a reduction of the gain on the disposition of KBR, to reflect the estimated fair value of the above indemnities and guarantees, net of the associated estimated future tax benefit. The estimated fair value of these indemnities and guarantees is primarily included in "Other liabilities" on the consolidated balance sheet at December 31, 2007.

Additionally, Halliburton provides indemnities, performance guarantees, surety bond guarantees, and letter of credit guarantees that are currently in place in favor of KBR's customers or lenders under project contract, credit agreements, letters of credit, and other KBR credit instruments. These indemnities and guarantees will continue until they expire at the earlier of: (1) the termination of the underlying project contract or KBR obligations thereunder; (2) the expiration of the relevant credit support instrument in accordance with its terms or release of such instrument by the customer; or (3) the expiration of the credit agreements. Further, KBR and we have agreed that, until December 31, 2009, we will issue additional guarantees, indemnification, and reimbursement commitments for KBR's benefit in connection with: (a) letters of credit necessary to comply with KBR's Egypt Basic Industries Corporation ammonia plant contract, KBR's Allenby & Connaught project, and all other KBR project contracts that were in place as of December 15, 2005; (b) surety bonds issued to support new task orders pursuant to the Allenby & Connaught project, two job order contracts for KBR's Government and Infrastructure segment, and all other KBR project contracts that were in place as of December 15, 2005; and (c) performance guarantees in support of these contracts. KBR is compensating Halliburton for these guarantees. Halliburton has also provided a limited indemnity, with respect to FCPA governmental and third-party claims, to the lender parties under KBR's revolving credit agreement expiring in December 2010. KBR has agreed to indemnify Halliburton, other than for the FCPA and Barracuda-Caratinga bolts matter, if Halliburton is required to perform under any of the indemnities or guarantees related to KBR's revolving credit agreement, letters of credit, surety bonds, or performance guarantees described above.

The tax sharing agreement provides for allocations of United States and certain other jurisdiction tax liabilities between us and KBR. Under the transition services agreements, we continue to provide various interim corporate support services to KBR, and KBR continues to provide various interim corporate support services to us. The fees are determined on a basis generally intended to approximate the fully allocated direct and indirect costs of providing the services, without any profit. Under an employee matters agreement, Halliburton and KBR have allocated liabilities and responsibilities related to current and former employees and their participation in certain benefit plans. Among other items, the employee matters agreement provided for the conversion, which occurred upon completion of the separation of KBR, of stock options and restricted stock awards (with restrictions that had not yet lapsed as of the final separation date) granted to KBR employees under our 1993 Stock and Incentive Plan (1993 Plan) to options and restricted stock awards covering KBR common stock. As of April 5, 2007, these awards consisted of 1.2 million options with a weighted average exercise price per share of $15.01 and approximately 600,000 restricted shares with a weighted average grant-date fair value per share of $17.95 under our 1993 Plan.

Note 3. Acquisitions and Dispositions

PSL Energy Services Limited

In July 2007, we acquired the entire share capital of PSL Energy Services Limited (PSLES), an eastern hemisphere provider of process, pipeline, and well intervention services. PSLES has operational bases in the United Kingdom, Norway, the Middle East, Azerbaijan, Algeria, and Asia Pacific. We paid approximately $330 million for PSLES, consisting of $326 million in cash and $4 million in debt assumed, subject to adjustment for working capital purposes. As of December 31, 2007, we had recorded goodwill of $163 million and intangible assets of $54 million on a preliminary basis until our analysis of the fair value of assets acquired and liabilities assumed is complete. Beginning in August 2007, PSLES's results of operations are included in our Completion and Production segment.

Dresser, Ltd. interest

As a part of our sale of Dresser Equipment Group in 2001, we retained a small equity interest in Dresser Inc.'s Class A common stock. Dresser Inc. was later reorganized as Dresser, Ltd., and we exchanged our shares for shares of Dresser, Ltd. In May 2007, we sold our remaining interest in Dresser, Ltd. We received $70 million in cash from the sale and recorded a $49 million gain. This investment was reflected in "Other assets" on our consolidated balance sheet at December 31, 2006.

Ultraline Services Corporation

In January 2007, we acquired all intellectual property, current assets, and existing business associated with Calgary-based Ultraline Services Corporation (Ultraline), a division of Savanna Energy Services Corp. Ultraline is a provider of wireline services in Canada. We paid approximately $178 million for Ultraline and recorded goodwill of $124 million and intangible assets of $41 million. Beginning in February 2007, Ultraline's results of operations are included in our Drilling and Evaluation segment.

Subsea 7, Inc.

In January 2005, we completed the sale of our 50% interest in Subsea 7, Inc. to our joint venture partner, Siem Offshore (formerly DSND Subsea ASA), for approximately $200 million in cash. As a result of the transaction, we recorded a gain of approximately $110 million during the first quarter of 2005. We accounted for our 50% ownership of Subsea 7, Inc. using the equity method in our Completion and Production segment.

Note 4. Business Segment Information

Subsequent to the KBR separation, in the third quarter of 2007, we realigned our products and services to improve operational and cost management efficiencies, better serve our customers, and become better aligned with the process of exploring for and producing from oil and natural gas wells. We now operate under two divisions, which form the basis for the two operating segments we now report: the Completion and Production segment and the Drilling and Evaluation segment. All periods presented reflect reclassifications related to the change in operating segments and the reclassification of certain amounts between the operating segments and "Corporate and other." The two KBR segments have been reclassified as discontinued operations as a result of the separation of KBR from us.

Following is a discussion of our operating segments.

Completion and Production delivers cementing, stimulation, intervention, and completion services. This segment consists of production enhancement services, completion tools and services, and cementing services.

Production enhancement services include stimulation services, pipeline process services, sand control services, and well intervention services. Stimulation services optimize oil and gas reservoir production through a variety of pressure pumping services, nitrogen services, and chemical processes, commonly known as hydraulic fracturing and acidizing. Pipeline process services include pipeline and facility testing, commissioning, and cleaning via pressure pumping, chemical systems, specialty equipment, and nitrogen, which are provided to the midstream and downstream sectors of the energy business. Sand control services include fluid and chemical systems and pumping services for the prevention of formation sand production. Well intervention services enable live well intervention and continuous pipe deployment capabilities through the use of hydraulic workover systems and coiled tubing tools and services.

Completion tools and services include subsurface safety valves and flow control equipment, surface safety systems, packers and specialty completion equipment, intelligent completion systems, expandable liner hanger systems, sand control systems, well servicing tools, and reservoir performance services. Reservoir performance services include testing tools, real-time reservoir analysis, and data acquisition services. Additionally, completion tools and services include WellDynamics, an intelligent well completions joint venture, which we consolidate for accounting purposes.

Cementing services involve bonding the well and well casing while isolating fluid zones and maximizing wellbore stability. Our cementing service line also provides casing equipment.

Drilling and Evaluation provides field and reservoir modeling, drilling, evaluation, and precise well-bore placement solutions that enable customers to model, measure, and optimize their well construction activities. This segment consists of Baroid Fluid Services, Sperry Drilling Services, Security DBS Drill Bits, wireline and perforating services, Landmark, and project management.

Baroid Fluid Services provides drilling fluid systems, performance additives, completion fluids, solids control, specialized testing equipment, and waste management services for oil and gas drilling, completion, and workover operations.

Sperry Drilling Services provides drilling systems and services. These services include directional and horizontal drilling, measurement-while-drilling, logging-while-drilling, surface data logging, multilateral systems, underbalanced applications, and rig site information systems. Our drilling systems offer directional control while providing important measurements about the characteristics of the drill string and geological formations while drilling directional wells. Real-time operating capabilities enable the monitoring of well progress and aid decision-making processes.

Security DBS Drill Bits provides roller cone rock bits, fixed cutter bits, hole enlargement and related downhole tools and services used in drilling oil and gas wells. In addition, coring equipment and services are provided to acquire cores of the formation drilled for evaluation.

Wireline and perforating services include open-hole wireline services that provide information on formation evaluation, including resistivity, porosity, and density, rock mechanics, and fluid sampling. Also offered are cased-hole and slickline services, which provide cement bond evaluation, reservoir monitoring, pipe evaluation, pipe recovery, mechanical services, well intervention, and perforating. Perforating services include tubing-conveyed perforating services and products.

Landmark is a supplier of integrated exploration, drilling, and production software information systems, as well as consulting and data management services for the upstream oil and gas industry.

The Drilling and Evaluation segment also provides oilfield project management and integrated solutions to independent, integrated, and national oil companies. These offerings make use of all of our oilfield services, products, technologies, and project management capabilities to assist our customers in optimizing the value of their oil and gas assets.

Corporate and other includes expenses related to support functions and corporate executives. Also included are certain gains and losses that are not attributable to a particular business segment. "Corporate and other" represents assets not included in a business segment and is primarily composed of cash and equivalents, deferred tax assets, and marketable securities.

Intersegment revenue and revenue between geographic areas are immaterial. Our equity in earnings and losses of unconsolidated affiliates that are accounted for on the equity method is included in revenue and operating income of the applicable segment.

The following tables present information on our business segments.

Operations by business segment

Millions of dollars	Year Ended December 31 2007	2006	2005
Revenue:			
Completion and Production	$ 8,386	$ 7,221	$ 5,495
Drilling and Evaluation	6,878	5,734	4,605
Total	$ 15,264	$ 12,955	$ 10,100
Operating income (loss):			
Completion and Production	$ 2,199	$ 2,140	$ 1,524
Drilling and Evaluation	1,485	1,328	840
Corporate and other	(186)	(223)	(200)
Total	$ 3,498	$ 3,245	$ 2,164
Capital expenditures:			
Completion and Production	$ 791	$ 441	$ 309
Drilling and Evaluation	759	390	266
Corporate and other	33	3	–
Total	$ 1,583	$ 834	$ 575
Depreciation, depletion, and amortization:			
Completion and Production	$ 288	$ 239	$ 217
Drilling and Evaluation	295	241	231
Total	$ 583	$ 480	$ 448

Millions of dollars	December 31 2007	2006
Total assets:		
Completion and Production	$ 4,842	$ 3,636
Drilling and Evaluation	4,606	3,566
Shared assets	672	1,216
Corporate and other	3,015	3,047
Discontinued operations	–	5,395
Total	$ 13,135	$ 16,860

Not all assets are associated with specific segments. Those assets specific to segments include receivables, inventories, certain identified property, plant, and equipment (including field service equipment), equity in and advances to related companies, and goodwill. The remaining assets, such as cash, are considered to be shared among the segments.

Revenue by country is determined based on the location of services provided and products sold.

Operations by geographic area

Millions of dollars	Year Ended December 31 2007	2006	2005
Revenue:			
United States	$ 6,673	$ 5,869	$ 4,317
Other countries	8,591	7,086	5,783
Total	$ 15,264	$ 12,955	$ 10,100

Millions of dollars	December 31 2007	2006
Long-lived assets:		
United States	$ 2,733	$ 2,045
Other countries	2,263	1,413
Total	$ 4,996	$ 3,458

Note 5. Receivables

Our trade receivables are generally not collateralized. At December 31, 2007, 35% of our gross trade receivables were from customers in the United States. As of December 31, 2006, 39% of our gross trade receivables were from customers in the United States. No other country accounted for more than 10% of our gross trade receivables at these dates.

Note 6. Inventories

Inventories are stated at the lower of cost or market. In the United States we manufacture certain finished products and parts inventories for drill bits, completion products, bulk materials, and other tools that are recorded using the last-in, first-out method, which totaled $71 million at December 31, 2007 and $58 million at December 31, 2006. If the average cost method had been used, total inventories would have been $25 million higher than reported at December 31, 2007 and $20 million higher than reported at December 31, 2006. The cost of the remaining inventory was recorded on the average cost method. Inventories consisted of the following:

Millions of dollars	December 31 2007	2006
Finished products and parts	$ 1,042	$ 883
Raw materials and supplies	325	256
Work in process	92	96
Total	$ 1,459	$ 1,235

Finished products and parts are reported net of obsolescence reserves of $65 million at December 31, 2007 and $63 million at December 31, 2006.

Note 7. Investments

Investments in marketable securities

At December 31, 2007, we had $388 million invested in marketable securities, consisting of auction-rate securities and variable-rate demand notes which were classified as available-for-sale and recorded at fair value. In January 2008, we sold the entire balance of marketable securities at face value. At December 31, 2006, our investments in marketable securities were $20 million.

Restricted cash

At December 31, 2007, we had restricted cash of $52 million, which primarily consisted of collateral for potential future insurance claim reimbursements, included in "Other assets." At December 31, 2006, we had restricted cash of $108 million in "Other assets," which primarily consisted of similar items. The $56 million decrease in restricted cash primarily reflects the release, due to the separation of KBR, of collateral related to potential insurance claim reimbursements.

Note 8. Property, Plant, and Equipment

Property, plant, and equipment were composed of the following:

	December 31	
Millions of dollars	2007	2006
Land	$ 46	$ 37
Buildings and property improvements	869	782
Machinery, equipment, and other	6,841	5,531
Total	7,756	6,350
Less accumulated depreciation	4,126	3,793
Net property, plant, and equipment	$ 3,630	$ 2,557

The percentages of total buildings and property improvements and total machinery, equipment, and other, excluding oil and gas investments, are depreciated over the following useful lives:

	Buildings and Property Improvements	
	2007	2006
1 – 10 years	17%	18%
11 – 20 years	50%	49%
21 – 30 years	13%	14%
31 – 40 years	20%	19%

	Machinery, Equipment, and Other	
	2007	2006
1 – 5 years	22%	26%
6 – 10 years	72%	68%
11 – 20 years	6%	6%

Note 9. Debt

Short-term notes payable consist primarily of overdraft and other facilities with varying rates of interest. Long-term debt consisted of the following:

	December 31	
Millions of dollars	2007	2006
3.125% convertible senior notes due July 2023	$ 1,200	$ 1,200
5.5% senior notes due October 2010	749	749
7.6% debentures due August 2096	294	294
8.75% debentures due February 2021	185	185
Medium-term notes due 2008 through 2027	299	299
Other	59	82
Total long-term debt	2,786	2,809
Less current portion	159	26
Noncurrent portion of long-term debt	$ 2,627	$ 2,783

Convertible notes

In June 2003, we issued $1.2 billion of 3.125% convertible senior notes due July 15, 2023, with interest payable semiannually. The notes are our senior unsecured obligations ranking equally with all of our existing and future senior unsecured indebtedness.

The notes are convertible under any of the following circumstances:

- during any calendar quarter if the last reported sale price of our common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous quarter is greater than or equal to 120% of the conversion price per share of our common stock on such last trading day;
- if the notes have been called for redemption;
- upon the occurrence of specified corporate transactions that are described in the indenture governing the notes; or
- during any period in which the credit ratings assigned to the notes by both Moody's Investors Service and Standard & Poor's are lower than Ba1 and BB+, respectively, or the notes are no longer rated by at least one of these rating services or their successors.

The conversion price is $18.825 per share and is subject to adjustment upon the occurrence of stock dividends in common stock, the issuance of rights or warrants, stock splits and combinations, the distribution of indebtedness, securities, or assets, or excess cash distributions. The stock conversion rate for the notes changed as a result of our July 2006 stock split and periodic increases to our quarterly dividend. The maximum stock conversion rate is 87.6424 shares of common stock per $1,000 principal amount of notes. As of December 31, 2007, the stock conversion rate was 53.3383 shares of common stock per $1,000 principal amount of notes.

Subsequent to issuing the notes, we agreed upon conversion to settle the principal amount of the notes in cash. For any amounts in excess of the aggregate principal amount we have the right to deliver shares of our common stock, cash, or a combination of cash and common stock. See Note 13 for discussion of the impact on diluted earnings per share.

The notes are redeemable for cash at our option on or after July 15, 2008. Holders may require us to repurchase the notes for cash on July 15 of 2008, 2013, or 2018 or, prior to July 15, 2008, in the event of a fundamental change as defined in the underlying indenture.

Other senior debt

We have issued various senior notes, medium-term notes, and debentures, all of which rank equally with our existing and future senior unsecured indebtedness. Our senior notes with an aggregate principal amount of $750 million will mature in October 2010 and bear interest at a rate equal to 5.5%, payable semiannually. They are redeemable by us, in whole or in part, at any time, subject to a redemption price equal to the greater of 100% of the principal amount of the notes or the sum of the present values of the remaining scheduled payments of principal and interest due on the notes discounted to the redemption date at the treasury rate plus 25 basis points. The senior notes were initially offered on a discounted basis at 99.679% of their face value. The discount is being amortized to interest expense over the life of the notes.

We have outstanding notes under our medium-term note program, including $150 million that will mature in December 2008 and bear interest at a rate equal to 5.63%, payable semiannually. They are redeemable by us, in whole or in part, at any time, subject to a redemption price equal to the greater of 100% of the principal amount of the notes or the sum of the present values of the remaining scheduled payments of principal and interest due on the notes discounted to the redemption date at the treasury rate plus 15 basis points. In addition, we have notes issued under the medium-term note program with a principal amount of $45 million that mature in May 2017 and notes with a principal amount of $104 million that mature in February 2027, which bear interest rates equal to 7.53% and 6.75%, respectively, payable semiannually. The 7.53% and 6.75% notes may not be redeemed prior to maturity. The medium-term notes do not have sinking fund requirements.

We have outstanding debentures with an aggregate principal amount of $185 million that will mature in February 2021 and bear interest at a rate equal to 8.75%, payable semiannually. In addition, we have outstanding debentures with an aggregate principal amount of $294 million that will mature in August 2096 and bear interest at a rate equal to 7.6%, payable semiannually. The debentures may not be redeemed prior to maturity and do not have sinking fund requirements.

Revolving credit facilities

On July 9, 2007, we entered into a new unsecured $1.2 billion five-year revolving credit facility that replaced our then existing unsecured $1.2 billion five-year revolving credit facility with generally similar terms and conditions except that the new facility does not contain any financial covenants. The purpose of the facility is to provide commercial paper support, general working capital, and credit for other corporate purposes. There were no cash drawings under the revolving credit facility as of December 31, 2007.

Maturities

Our debt matures as follows: $159 million in 2008; $12 million in 2009; $755 million in 2010; $3 million in 2011; $3 million in 2012; and $1.9 billion thereafter.

Note 10. Commitments and Contingencies

Foreign Corrupt Practices Act investigations

The Securities and Exchange Commission (SEC) is conducting a formal investigation into whether improper payments were made to government officials in Nigeria through the use of agents or subcontractors in connection with the construction and subsequent expansion by TSKJ of a multibillion dollar natural gas liquefaction complex and related facilities at Bonny Island in Rivers State, Nigeria. The Department of Justice (DOJ) is also conducting a related criminal investigation. The SEC has also issued subpoenas seeking information, which we and KBR are furnishing, regarding current and former agents used in connection with multiple projects, including current and prior projects, over the past 20 years located both in and outside of Nigeria in which the Halliburton energy services business, KBR or affiliates, subsidiaries or joint ventures of Halliburton or KBR, are or were participants. In September 2006 and October 2007, the SEC and the DOJ, respectively, each requested that we enter into an agreement to extend the statute of limitations with respect to its investigation. We anticipate that we will enter into appropriate tolling agreements with the SEC and the DOJ.

TSKJ is a private limited liability company registered in Madeira, Portugal whose members are Technip SA of France, Snamprogetti Netherlands B.V. (a subsidiary of Saipem SpA of Italy), JGC Corporation of Japan, and Kellogg Brown & Root LLC (a subsidiary of KBR), each of which had an approximate 25% interest in the venture. TSKJ and other similarly owned entities entered into various contracts to build and expand the liquefied natural gas project for Nigeria LNG Limited, which is owned by the Nigerian National Petroleum Corporation, Shell Gas B.V., Cleag Limited (an affiliate of Total), and Agip International B.V. (an affiliate of ENI SpA of Italy).

The SEC and the DOJ have been reviewing these matters in light of the requirements of the FCPA. In addition to performing our own investigation, we have been cooperating with the SEC and the DOJ investigations and with other investigations in France, Nigeria, and Switzerland regarding the Bonny Island project. The government of Nigeria gave notice in 2004 to the French magistrate of a civil claim as an injured party in the French investigation. We also believe that the Serious Fraud Office in the United Kingdom is conducting an investigation relating to the Bonny Island project. Our Board of Directors has appointed a committee of independent directors to oversee and direct the FCPA investigations.

The matters under investigation relating to the Bonny Island project cover an extended period of time (in some cases significantly before our 1998 acquisition of Dresser Industries and continuing through the current time period). We have produced documents to the SEC and the DOJ from the files of numerous officers and employees of Halliburton and KBR, including current and former executives of Halliburton and KBR, both voluntarily and pursuant to company subpoenas from the SEC and a grand jury, and we are making our employees and we understand KBR is making its employees available to the SEC and the DOJ for interviews. In addition, the SEC has issued a subpoena to A. Jack Stanley, who formerly served as a consultant and chairman of Kellogg Brown & Root LLC, and to others, including certain of our and KBR's current or former executive officers or employees, and at least one subcontractor of KBR. We further understand that the DOJ has issued subpoenas for the purpose of obtaining information abroad, and we understand that other partners in TSKJ have provided information to the DOJ and the SEC with respect to the investigations, either voluntarily or under subpoenas.

The SEC and DOJ investigations include an examination of whether TSKJ's engagements of Tri-Star Investments as an agent and a Japanese trading company as a subcontractor to provide services to TSKJ were utilized to make improper payments to Nigerian government officials. In connection with the Bonny Island project, TSKJ entered into a series of agency agreements, including with Tri-Star Investments, of which Jeffrey Tesler is a principal, commencing in 1995 and a series of subcontracts with a Japanese trading company commencing in 1996. We understand that a French magistrate has officially placed Mr. Tesler under investigation for corruption of a foreign public official. In Nigeria, a legislative committee of the National Assembly and the Economic and Financial Crimes Commission, which is organized as part of the executive branch of the government, are also investigating these matters. Our representatives have met with the French magistrate and Nigerian officials. In October 2004, representatives of TSKJ voluntarily testified before the Nigerian legislative committee.

TSKJ suspended the receipt of services from and payments to Tri-Star Investments and the Japanese trading company and has considered instituting legal proceedings to declare all agency agreements with Tri-Star Investments terminated and to recover all amounts previously paid under those agreements. In February 2005, TSKJ notified the Attorney General of Nigeria that TSKJ would not oppose the Attorney General's efforts to have sums of money held on deposit in accounts of Tri-Star Investments in banks in Switzerland transferred to Nigeria and to have the legal ownership of such sums determined in the Nigerian courts.

As a result of these investigations, information has been uncovered suggesting that, commencing at least 10 years ago, members of TSKJ planned payments to Nigerian officials. We have reason to believe that, based on the ongoing investigations, payments may have been made by agents of TSKJ to Nigerian officials. In addition, information uncovered in the summer of 2006 suggests that, prior to 1998, plans may have been made by employees of The M.W. Kellogg Company (a predecessor of a KBR subsidiary) to make payments to government officials in connection with the pursuit of a number of other projects in countries outside of Nigeria. We are reviewing a number of more recently discovered documents related to KBR's activities in countries outside of Nigeria with respect to agents for projects after 1998. Certain activities discussed in this paragraph involve current or former employees or persons who were or are consultants to KBR, and our investigation is continuing.

In June 2004, all relationships with Mr. Stanley and another consultant and former employee of M.W. Kellogg Limited were terminated. The terminations occurred because of Code of Business Conduct violations that allegedly involved the receipt of improper personal benefits from Mr. Tesler in connection with TSKJ's construction of the Bonny Island project.

In 2006 and 2007, KBR suspended the services of other agents in and outside of Nigeria, including one agent who, until such suspension, had worked for KBR outside of Nigeria on several current projects and on numerous older projects going back to the early 1980s. Such suspensions have occurred when possible improper conduct has been discovered or alleged or when Halliburton and KBR have been unable to confirm the agent's compliance with applicable law and the Code of Business Conduct.

The SEC and DOJ are also investigating and have issued subpoenas concerning TSKJ's use of an immigration services provider, apparently managed by a Nigerian immigration official, to which approximately $1.8 million in payments in excess of costs of visas were allegedly made between approximately 1997 and the termination of the provider in December 2004. We understand that TSKJ terminated the immigration services provider after a KBR employee discovered the issue. We reported this matter to the United States government in 2007. The SEC has issued a subpoena requesting documents among other things concerning any payment of anything of value to Nigerian government officials. In response to such subpoena, we have produced and continue to produce additional documents regarding KBR and Halliburton's energy services business use of immigration and customs service providers, which may result in further inquiries. Furthermore, as a result of these matters, we have expanded our own investigation to consider any matters raised by energy services activities in Nigeria.

If violations of the FCPA were found, a person or entity found in violation could be subject to fines, civil penalties of up to $500,000 per violation, equitable remedies, including disgorgement (if applicable) generally of profits, including prejudgment interest on such profits, causally connected to the violation, and injunctive relief. Criminal penalties could range up to the greater of $2 million per violation or twice the gross pecuniary gain or loss from the violation, which could be substantially greater than $2 million per violation. It is possible that both the SEC and the DOJ could assert that there have been multiple violations, which could lead to multiple fines. The amount of any fines or monetary penalties that could be assessed would depend on, among other factors, the findings regarding the amount, timing, nature, and scope of any improper payments, whether any such payments were authorized by or made with knowledge of us, KBR or our or KBR's affiliates, the amount of gross pecuniary gain or loss involved, and the level of cooperation provided the government authorities during the investigations. The government has expressed concern regarding the level of our cooperation. Agreed dispositions of these types of violations also frequently result in an acknowledgement of wrongdoing by the entity and the appointment of a monitor on terms negotiated with the SEC and the DOJ to review and monitor current and future business practices, including the retention of agents, with the goal of assuring compliance with the FCPA.

These investigations could also result in third-party claims against us, which may include claims for special, indirect, derivative or consequential damages, damage to our business or reputation, loss of, or adverse effect on, cash flow, assets, goodwill, results of operations, business prospects, profits or business value or claims by directors, officers, employees, affiliates, advisors, attorneys, agents, debt holders, or other interest holders or constituents of us or our current or former subsidiaries. In addition, we could incur costs and expenses for any monitor required by or agreed to with a governmental authority to review our continued compliance with FCPA law.

As of December 31, 2007, we are unable to estimate an amount of probable loss or a range of possible loss related to these matters as it relates to Halliburton directly. However, we provided indemnification in favor of KBR under the master separation agreement for certain contingent liabilities, including Halliburton's indemnification of KBR and any of its greater than 50%-owned subsidiaries as of November 20, 2006, the date of the master separation agreement, for fines or other monetary penalties or direct monetary damages, including disgorgement, as a result of a claim made or assessed by a governmental authority in the United States, the United Kingdom, France, Nigeria, Switzerland, and/or Algeria, or a settlement thereof, related to alleged or actual violations occurring prior to November 20, 2006 of the FCPA or particular, analogous applicable foreign statutes, laws, rules, and regulations in connection with investigations pending as of that date, including with respect to the construction and subsequent expansion by TSKJ of a natural gas liquefaction complex and related facilities at Bonny Island in Rivers State, Nigeria. We recorded the estimated fair market value of this indemnity regarding FCPA matters described above upon our separation from KBR. See Note 2 for additional information.

Our indemnification obligation to KBR does not include losses resulting from third-party claims against KBR, including claims for special, indirect, derivative or consequential damages, nor does our indemnification apply to damage to KBR's business or reputation, loss of, or adverse effect on, cash flow, assets, goodwill, results of operations, business prospects, profits or business value or claims by directors, officers, employees, affiliates, advisors, attorneys, agents, debt holders, or other interest holders or constituents of KBR or KBR's current or former subsidiaries.

In consideration of our agreement to indemnify KBR for the liabilities referred to above, KBR has agreed that we will at all times, in our sole discretion, have and maintain control over the investigation, defense and/or settlement of these FCPA matters until such time, if any, that KBR exercises its right to assume control of the investigation, defense and/or settlement of the FCPA matters as it relates to KBR. KBR has also agreed, at our expense, to assist with Halliburton's full cooperation with any governmental authority in our investigation of these FCPA matters and our investigation, defense and/or settlement of any claim made by a governmental authority or court relating to these FCPA matters, in each case even if KBR assumes control of these FCPA matters as it relates to KBR. If KBR takes control over the investigation, defense, and/or settlement of FCPA matters, refuses a settlement of FCPA matters negotiated by us, enters into a settlement of FCPA matters without our consent, or materially breaches its obligation to cooperate with respect to our investigation, defense, and/or settlement of FCPA matters, we may terminate the indemnity.

Barracuda-Caratinga arbitration

We also provided indemnification in favor of KBR under the master separation agreement for all out-of-pocket cash costs and expenses (except for legal fees and other expenses of the arbitration so long as KBR controls and directs it), or cash settlements or cash arbitration awards in lieu thereof, KBR may incur after November 20, 2006 as a result of the replacement of certain subsea flowline bolts installed in connection with the Barracuda-Caratinga project. Under the master separation agreement, KBR currently controls the defense, counterclaim, and settlement of the subsea flowline bolts matter. As a condition of our indemnity, for any settlement to be binding upon us, KBR must secure our prior written consent to such settlement's terms. We have the right to terminate the indemnity in the event KBR enters into any settlement without our prior written consent. See Note 2 for additional information regarding the KBR indemnification.

At Petrobras' direction, KBR replaced certain bolts located on the subsea flowlines that failed through mid-November 2005, and KBR has informed us that additional bolts have failed thereafter, which were replaced by Petrobras. These failed bolts were identified by Petrobras when it conducted inspections of the bolts. A key issue in the arbitration is which party is responsible for the designation of the material to be used for the bolts. We understand that KBR believes that an instruction to use the particular bolts was issued by Petrobras, and as such, KBR believes the cost resulting from any replacement is not KBR's responsibility. We understand Petrobras disagrees. We understand KBR believes several possible solutions may exist, including replacement of the bolts. Estimates indicate that costs of these various solutions range up to $140 million. In March 2006, Petrobras commenced arbitration against KBR claiming $220 million plus interest for the cost of monitoring and replacing the defective bolts and all related costs and expenses of the arbitration, including the cost of attorneys' fees. We understand KBR is vigorously defending and pursuing recovery of the costs incurred to date through the arbitration process and to that end has submitted a counterclaim in the arbitration seeking the recovery of $22 million. The arbitration panel has set an evidentiary hearing in April 2008.

Securities and related litigation

In June 2002, a class action lawsuit was filed against us in federal court alleging violations of the federal securities laws after the SEC initiated an investigation in connection with our change in accounting for revenue on long-term construction projects and related disclosures. In the weeks that followed, approximately twenty similar class actions were filed against us. Several of those lawsuits also named as defendants several of our present or former officers and directors. The class action cases were later consolidated, and the amended consolidated class action complaint, styled *Richard Moore, et al. v. Halliburton Company, et al.*, was filed and served upon us in April 2003. As a result of a substitution of lead plaintiffs, the case is now styled *Archdiocese of Milwaukee Supporting Fund ("AMSF") v. Halliburton Company, et al.* We settled with the SEC in the second quarter of 2004.

In early May 2003, we entered into a written memorandum of understanding setting forth the terms upon which the *Moore* class action would be settled. In June 2003, the lead plaintiffs filed a motion for leave to file a second amended consolidated complaint, which was granted by the court. In addition to restating the original accounting and disclosure claims, the second amended consolidated complaint included claims arising out of the 1998 acquisition of Dresser Industries, Inc. by Halliburton, including that we failed to timely disclose the resulting asbestos liability exposure (the "Dresser claims"). The memorandum of understanding contemplated settlement of the Dresser claims as well as the original claims.

In June 2004, the court entered an order preliminarily approving the settlement. Following the transfer of the case to another district judge, the court held that evidence of the settlement's fairness was inadequate, denied the motion for final approval of the settlement, and ordered the parties to mediate. The mediation was unsuccessful.

In April 2005, the court appointed new co-lead counsel and named AMSF the new lead plaintiff, directing that it file a third consolidated amended complaint and that we file our motion to dismiss. The court held oral arguments on that motion in August 2005, at which time the court took the motion under advisement. In March 2006, the court entered an order in which it granted the motion to dismiss with respect to claims arising prior to June 1999 and granted the motion with respect to certain other claims while permitting AMSF to re-plead some of those claims to correct deficiencies in its earlier complaint. In April 2006, AMSF filed its fourth amended consolidated complaint. We filed a motion to dismiss those portions of the complaint that had been re-pled. A hearing was held on that motion in July 2006, and in March 2007 the court ordered dismissal of the claims against all individual defendants other than our CEO. The court ordered that the case proceed against our CEO and Halliburton. In response to a motion by the lead plaintiff, on February 26, 2007, the court ordered the removal and replacement of their co-lead counsel. In June 2007, upon becoming aware of a United States Supreme Court opinion issued in that month, the court allowed further briefing on the motion to dismiss filed on behalf of our CEO. That briefing is complete, but the court has not yet ruled. In September 2007, AMSF filed a motion for class certification, and our response was filed in November 2007. The case is set for trial in July 2009.

As of December 31, 2007, we had not accrued any amounts related to this matter because we do not believe that a loss is probable. Further, an estimate of possible loss or range of loss related to this matter cannot be made.

Asbestos insurance settlements

At December 31, 2004, we resolved all open and future asbestos- and silica-related claims in the prepackaged Chapter 11 proceedings of DII Industries LLC, Kellogg Brown & Root LLC, and our other affected subsidiaries that had previously been named as defendants in a large number of asbestos- and silica-related lawsuits. During 2004, we settled insurance disputes with substantially all the insurance companies for asbestos- and silica-related claims and all other claims under the applicable insurance policies and terminated all the applicable insurance policies.

Under the insurance settlements entered into as part of the resolution of our Chapter 11 proceedings, we have agreed to indemnify our insurers under certain historic general liability insurance policies in certain situations. We have concluded that the likelihood of any claims triggering the indemnity obligations is remote, and we believe any potential liability for these indemnifications will be immaterial. Further, an estimate of possible loss or range of loss related to this matter cannot be made. At December 31, 2007, we had not recorded any liability associated with these indemnifications.

M-I, LLC antitrust litigation

On February 16, 2007, we were informed that M-I, LLC, a competitor of ours in the drilling fluids market, had sued us for allegedly attempting to monopolize the market for invert emulsion drilling fluids used in deep water and/or in cold water temperatures. The claims M-I, LLC asserted are based upon its allegation that the patent issued for our Accolade® drilling fluid was invalid as a result of its allegedly having been procured by fraud on the United States Patent and Trademark Office and that our subsequent prosecution of an infringement action against M-I, LLC amounted to predatory conduct in violation of Section 2 of the Sherman Antitrust Act. In October 2006, a federal court dismissed our infringement action based upon its holding that the claims in our patent were indefinite and the patent was, therefore, invalid. That judgment was affirmed by the appellate court in January 2008. M-I, LLC also alleges that we falsely advertised our Accolade® drilling fluid in violation of the Lanham Act and California law and that our earlier infringement action amounted to malicious prosecution in violation of Texas state law. M-I, LLC seeks compensatory damages, which it claims should be trebled, as well as punitive damages and injunctive relief. We believe that M-I, LLC's claims are without merit and intend to aggressively defend them. The case is set for trial in September 2008.

As of December 31, 2007, we had not accrued any amounts in connection with this matter because we do not believe that a loss is probable. Further, an estimate of possible loss or range of loss related to this matter cannot be made.

Dirt, Inc. litigation

In April 2005, Dirt, Inc. brought suit in Alabama against Bredero-Shaw (a joint venture in which we formerly held a 50% interest that we sold to the other party in the venture, ShawCor Ltd., in 2002), Halliburton Energy Services, Inc., and ShawCor Ltd., claiming that Bredero-Shaw disposed of hazardous waste in a construction materials landfill owned and operated by Dirt, Inc. Bredero-Shaw has offered to take responsibility for cleanup of the site. The plaintiff did not accept that offer, and the method and cost of such cleanup are disputed, with expert opinions ranging from $6 million to $144 million. On November 1, 2007, the trial court in the above-referenced matter entered a judgment in the total amount of $108 million, of which Halliburton Energy Services, Inc. could be responsible for as much as 50%. We are pursuing an appeal and believe that it is probable that the Alabama Supreme Court will reverse the trial court's judgment because, among other things:

- the trial court misapplied the law on the measure of damages;
- Halliburton Energy Services, Inc., as a shareholder, should not have liability for actions of the venture; and
- the statute of limitations had run on an issue submitted to the jury.

We have accrued an amount less than $10 million, which represents our 50% portion of what we believe it will cost to remediate the site.

Environmental

We are subject to numerous environmental, legal, and regulatory requirements related to our operations worldwide. In the United States, these laws and regulations include, among others:

- the Comprehensive Environmental Response, Compensation, and Liability Act;
- the Resource Conservation and Recovery Act;
- the Clean Air Act;
- the Federal Water Pollution Control Act; and
- the Toxic Substances Control Act.

In addition to the federal laws and regulations, states and other countries where we do business often have numerous environmental, legal, and regulatory requirements by which we must abide. We evaluate and address the environmental impact of our operations by assessing and remediating contaminated properties in order to avoid future liabilities and comply with environmental, legal, and regulatory requirements. On occasion, we are involved in specific environmental litigation and claims, including the remediation of properties we own or have operated, as well as efforts to meet or correct compliance-related matters. Our Health, Safety and Environment group has several programs in place to maintain environmental leadership and to prevent the occurrence of environmental contamination.

We do not expect costs related to these remediation requirements to have a material adverse effect on our consolidated financial position or our results of operations. Our accrued liabilities for environmental matters were $72 million as of December 31, 2007 and $39 million as of December 31, 2006. Our total liability related to environmental matters covers numerous properties, including the property in regard to which Dirt, Inc. has brought suit against Bredero-Shaw (a joint venture in which we formerly held a 50% interest that we sold to the other party in the venture, ShawCor Ltd., in 2002), Halliburton Energy Services, Inc., and ShawCor Ltd. See "Dirt, Inc. litigation" in this note for further information regarding this matter.

We have subsidiaries that have been named as potentially responsible parties along with other third parties for 9 federal and state superfund sites for which we have established a liability. As of December 31, 2007, those 9 sites accounted for approximately $10 million of our total $72 million liability. For any particular federal or state superfund site, since our estimated liability is typically within a range and our accrued liability may be the amount on the low end of that range, our actual liability could eventually be well in excess of the amount accrued. Despite attempts to resolve these superfund matters, the relevant regulatory agency may at any time bring suit against us for amounts in excess of the amount accrued. With respect to some superfund sites, we have been named a potentially responsible party by a regulatory agency; however, in each of those cases, we do not believe we have any material liability. We also could be subject to third-party claims with respect to environmental matters for which we have been named as a potentially responsible party.

Letters of credit

In the normal course of business, we have agreements with banks under which approximately $2.2 billion of letters of credit, surety bonds, or bank guarantees were outstanding as of December 31, 2007, including $1.1 billion that relate to KBR. These KBR letters of credit, surety bonds, or bank guarantees are being guaranteed by us in favor of KBR's customers and lenders. KBR has agreed to compensate us for these guarantees and indemnify us if we are required to perform under any of these guarantees. Some of the outstanding letters of credit have triggering events that would entitle a bank to require cash collateralization.

Leases

We are obligated under operating leases, principally for the use of land, offices, equipment, manufacturing and field facilities, and warehouses. Total rentals, net of sublease rentals, were $487 million in 2007, $402 million in 2006, and $338 million in 2005.

Future total rentals on noncancelable operating leases are as follows: $180 million in 2008; $131 million in 2009; $104 million in 2010; $74 million in 2011; $40 million in 2012; and $172 million thereafter.

Note 11. Income Taxes

The components of the provision for income taxes on continuing operations were:

	Year Ended December 31		
Millions of dollars	2007	2006	2005
Current income taxes:			
Federal	$ (560)	$ (156)	$ 22
Foreign	(449)	(122)	(116)
State	(38)	(11)	(1)
Total current	(1,047)	(289)	(95)
Deferred income taxes:			
Federal	129	(600)	291
Foreign	7	(95)	(14)
State	4	(19)	(57)
Total deferred	140	(714)	220
(Provision) benefit for income taxes	$ (907)	$ (1,003)	$ 125

The United States and foreign components of income from continuing operations before income taxes and minority interest were as follows:

	Year Ended December 31		
Millions of dollars	2007	2006	2005
United States	$ 2,219	$ 2,280	$ 1,399
Foreign	1,241	919	598
Total	$ 3,460	$ 3,199	$ 1,997

Reconciliations between the actual provision for income taxes on continuing operations and that computed by applying the United States statutory rate to income from continuing operations before income taxes and minority interest were as follows:

	Year Ended December 31		
	2007	2006	2005
United States statutory rate	35.0%	35.0%	35.0%
Impact of foreign income taxed at different rates	(2.3)	(1.3)	0.3
Other impact of foreign operations	(3.9)	3.1	(2.0)
Valuation allowance	(2.0)	(3.3)	(40.3)
State income taxes, net of federal income tax benefit	0.3	0.7	1.1
Adjustments of prior year taxes	(0.3)	(2.1)	0.4
Other items, net	(0.6)	(0.7)	(0.8)
Total effective tax rate on continuing operations	26.2%	31.4%	(6.3)%

The major component of the difference between the 2007 statutory rate compared to the effective rate is the favorable impact of the ability to recognize United States foreign tax credits of approximately $205 million. This amount consists of approximately $68 million of a change in valuation allowance for credits previously recognized and approximately $137 million reflected in other impact of foreign operations for changes to United States tax filings to claim foreign tax credits rather than deducting foreign taxes. We now believe we can utilize these credits currently because we have generated additional taxable income and expect to continue to generate a higher level of taxable income largely from the growth of our international operations. The major component of the difference between the 2005 statutory tax rate compared to the effective tax rate is the release of a valuation allowance for future tax attributes related to United States net operating losses established in prior years. The remaining valuation allowance on future tax attributes related to United States net operating loss was released in 2006. The primary components of our deferred tax assets and liabilities and the related valuation allowances were as follows:

Millions of dollars	December 31 2007	2006
Gross deferred tax assets:		
Employee compensation and benefits	$ 262	$ 289
Capitalized research and experimentation	94	65
Accrued liabilities	80	64
Foreign tax credit carryforward	61	68
Inventory	63	62
Insurance accruals	46	45
Software revenue recognition	37	57
Net operating loss carryforwards	24	29
Alternative minimum tax credit carryforward	19	66
Other	176	90
Total gross deferred tax assets	862	835
Gross deferred tax liabilities:		
Depreciation and amortization	164	135
Joint ventures, partnerships, and unconsolidated affiliates	34	2
Other	55	20
Total gross deferred tax liabilities	253	157
Valuation allowances:		
Net operating loss carryforwards	22	29
Foreign tax credit carryforwards	–	68
Other	7	–
Total valuation allowances	29	97
Net deferred income tax asset	$ 580	$ 581

At December 31, 2007, we had a total of $58 million of foreign net operating loss carryforwards, of which $31 million will expire from 2008 through 2020 and $27 million will not expire due to indefinite expiration dates. At December 31, 2007, we had $27 million of domestic net operating loss carryforwards that will expire from 2021 through 2023 related to a consolidated joint venture. During 2005, our existing deferred tax asset related to asbestos and silica liabilities became a United States net operating loss due to the tax deduction of the related costs in 2005. As a result, a domestic net operating loss carryforward of $2.1 billion was created and was fully utilized in 2006. At December 31, 2007, we had United States foreign tax credit carryforwards of $61 million that are expected to expire in 2016. The federal alternative minimum tax credit carryforwards are available to reduce future United States federal income taxes on an indefinite basis.

We established a valuation allowance on certain domestic and foreign operating loss carryforwards on the basis that we believe these assets will not be utilized in the statutory carryover period.

Effective January 1, 2007, we adopted Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109." FIN 48, as amended May 2007 by FASB Staff Position FIN 48-1, "Definition of 'Settlement' in FASB Interpretation No. 48," prescribes a minimum recognition threshold and measurement methodology that a tax position taken or expected to be taken in a tax return is required to meet before being recognized in the financial statements. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

As a result of the adoption of FIN 48, we recognized a decrease of $4 million in other liabilities to account for a decrease in unrecognized tax benefits and an increase of $34 million for accrued interest and penalties, which were accounted for as a net reduction of $30 million to the January 1, 2007 balance of retained earnings. Of the $30 million reduction to retained earnings, $10 million was attributable to KBR, which is now reported as discontinued operations in the consolidated financial statements.

The following presents a rollforward of our unrecognized tax benefits and associated interest and penalties.

Millions of dollars	Unrecognized Tax Benefits	Interest and Penalties
Balance at January 1, 2007	$ 242	$ 34
Change in prior year tax positions	145	–
Change in current year tax positions	34	4
Settlements with taxing authorities	(30)	(1)
Lapse of statute of limitations	(3)	–
Balance at December 31, 2007	$ 388	$ 37

At December 31, 2007, $99 million of tax benefits associated with United States foreign tax credits was included in the balance of unrecognized tax benefits that could be resolved within the next 12 months. A review of foreign tax documentation is currently underway and will likely be significantly progressed within the next 12 months. Also, as of December 31, 2007, a significant portion of our non-United States unrecognized tax benefits, while not individually significant, could be settled within the next 12 months. As of December 31, 2007, we estimated that $289 million of the balance of unrecognized tax benefits, if resolved in our favor, would positively impact the effective tax rate and, therefore, be recognized as additional tax benefits in our statement of operations. We file income tax returns in the United States federal jurisdiction and in various states and foreign jurisdictions. In most cases, we are no longer subject to United States federal, state, and local, or non-United States income tax examination by tax authorities for years before 1998. Tax filings of our subsidiaries, unconsolidated affiliates, and related entities are routinely examined in the normal course of business by tax authorities. Currently, our United States federal tax filings are under review for tax years 2000 through 2005. An unrecognized tax benefit of $6 million related to the 2000 through 2002 tax years could be resolved within the next 12 months.

Note 12. Shareholders' Equity and Stock Incentive Plans

The following tables summarize our common stock and other shareholders' equity activity:

Millions of dollars	Common Shares	Paid-in Capital in Excess of Par Value	Asbestos Trust Shares	Treasury Stock	Deferred Compensation	Retained Earnings	Accumulated Other Comprehensive Income
Balance at December 31, 2004	$ 2,292	$ (869)	$ 2,335	$ (477)	$ (74)	$ 871	$ (146)
Cash dividends paid	–	–	–	–	–	(254)	–
Stock plans	44	258	–	115	(24)	–	–
Common shares purchased	–	–	–	(12)	–	–	–
Tax benefit from exercise of options and restricted stock	–	75	–	–	–	–	–
Total dividends and other transactions with shareholders	44	333	–	103	(24)	(254)	–
Asbestos trust shares	298	2,037	(2,335)	–	–	–	–
Comprehensive income (loss):							
Net income	–	–	–	–	–	2,358	–
Other comprehensive income:							
Cumulative translation adjustment	–	–	–	–	–	–	(48)
Realization of translation losses included in net income	–	–	–	–	–	–	7
Defined benefit and other postretirement plans adjustments, net of tax benefit of $23	–	–	–	–	–	–	(54)
Net unrealized losses on investments and derivatives, net of tax benefit of $7	–	–	–	–	–	–	(12)
Realization of gains on investments and derivatives, net of tax provision of $8	–	–	–	–	–	–	(13)
Total comprehensive income	–	–	–	–	–	2,358	(120)
Balance at December 31, 2005	$ 2,634	$ 1,501	$ –	$ (374)	$ (98)	$ 2,975	$ (266)
Cash dividends paid	–	–	–	–	–	(306)	–
Stock plans	16	116	–	136	–	–	–
Common shares purchased	–	–	–	(1,339)	–	–	–
Tax benefit from exercise of options and restricted stock	–	53	–	–	–	–	–
Total dividends and other transactions with shareholders	16	169	–	(1,203)	–	(306)	–
Sale of stock by a subsidiary	–	117	–	–	–	–	–
Reclassification of deferred compensation	–	(98)	–	–	98	–	–
Adoption of SFAS No. 158, net of tax benefit of $146	–	–	–	–	–	–	(218)
Other	–	–	–	–	–	34	–
Comprehensive income (loss):							
Net income	–	–	–	–	–	2,348	–
Other comprehensive income:							
Cumulative translation adjustment	–	–	–	–	–	–	48
Realization of translation gains included in net income	–	–	–	–	–	–	(14)
Defined benefit and other postretirement plans adjustments, net of tax benefit of $16	–	–	–	–	–	–	2
Net unrealized gains on investments and derivatives, net of tax benefit of $7	–	–	–	–	–	–	12
Realization of gains on investments and derivatives, net of tax provision of $0	–	–	–	–	–	–	(1)
Total comprehensive income	–	–	–	–	–	2,348	47
Balance at December 31, 2006	$ 2,650	$ 1,689	$ –	$(1,577)	$ –	$ 5,051	$ (437)

Millions of dollars	Common Shares	Paid-in Capital in Excess of Par Value	Asbestos Trust Shares	Treasury Stock	Deferred Compensation	Retained Earnings	Accumulated Other Comprehensive Income
Balance at December 31, 2006	$ 2,650	$ 1,689	$ –	$(1,577)	$ –	$ 5,051	$ (437)
Cash dividends paid	–	–	–	–	–	(314)	–
Stock plans	7	23	–	130	–	–	–
Common shares purchased	–	–	–	(1,374)	–	–	–
Tax benefit from exercise of options and restricted stock	–	29	–	–	–	–	–
Total dividends and other transactions with shareholders	7	52	–	(1,244)	–	(314)	–
Shares exchanged in KBR, Inc. exchange offer	–	–	–	(2,809)	–	–	–
Adoption of FIN 48	–	–	–	–	–	(30)	–
Other	–	–	–	–	–	(4)	–
Comprehensive income (loss):							
Net income	–	–	–	–	–	3,499	–
Other comprehensive income:							
Cumulative translation adjustment	–	–	–	–	–	–	1
Realization of translation gains included in net income	–	–	–	–	–	–	(24)
Defined benefit and other postretirement plans adjustments:							
Prior service cost:							
Plan amendment	–	–	–	–	–	–	(2)
Settlements/curtailments	–	–	–	–	–	–	5
Actuarial gain (loss):							
Net gain	–	–	–	–	–	–	105
Amortization of net loss	–	–	–	–	–	–	14
Settlements/curtailments	–	–	–	–	–	–	7
Tax effect on defined benefit and postretirement plans	–	–	–	–	–	–	(45)
KBR, Inc. separation	–	–	–	–	–	–	271
Defined benefit and other postretirement plans, net	–	–	–	–	–	–	355
Net unrealized gains on investments, net of tax benefit of $0	–	–	–	–	–	–	1
Total comprehensive income	–	–	–	–	–	3,499	333
Balance at December 31, 2007	$ 2,657	$ 1,741	$ –	$(5,630)	$ –	$ 8,202	$ (104)

Accumulated other comprehensive loss	December 31		
Millions of dollars	2007	2006	2005
Cumulative translation adjustment	$ (61)	$ (38)	$ (72)
Defined benefit and other postretirement liability adjustments	(45)	(400)	(184)
Unrealized gains (losses) on investments and derivatives	2	1	(10)
Total accumulated other comprehensive loss	$ (104)	$ (437)	$ (266)

Shares of common stock	December 31		
Millions of shares	2007	2006	2005
Issued	1,063	1,060	1,054
In treasury	(183)	(62)	(26)
Total shares of common stock outstanding	880	998	1,028

In May 2006, the shareholders increased the number of authorized shares of common stock to two billion. Also in May 2006, our Board of Directors finalized the terms of a two-for-one common stock split, effected in the form of a stock dividend. As a result, the split was effected in the form of a stock dividend paid on July 14, 2006 to shareholders of record on June 23, 2006. The effect on the balance sheet was to reduce "Paid-in capital in excess of par value" by $1.3 billion and to increase "Common shares" by $1.3 billion. All prior period common stock and applicable share and per share amounts were retroactively adjusted to reflect the split.

In February 2006, our Board of Directors approved a share repurchase program up to $1.0 billion, which replaced our previous share repurchase program. In September 2006, our Board of Directors approved an increase to our existing common share repurchase program of up to an additional $2.0 billion. In July 2007, our Board of Directors approved an additional increase to our existing common share repurchase program of up to $2.0 billion, bringing the entire authorization to $5.0 billion. This additional authorization may be used for open market share purchases or to settle the conversion premium on our 3.125% convertible senior notes, should they be redeemed. The stock repurchase program does not require a specific number of shares to be purchased and the program may be effected through solicited or unsolicited transactions in the market or in privately negotiated transactions. The program may be terminated or suspended at any time. From the inception of this program through December 31, 2007, we have repurchased approximately 79 million shares of our common stock for approximately $2.7 billion at an average price per share of $33.91. These numbers include the repurchases of approximately 39 million shares of our common stock for approximately $1.4 billion at an average price per share of $34.93 during 2007. As of December 31, 2007, $2.3 billion remained available under our share repurchase authorization.

Preferred Stock

Our preferred stock consists of five million total authorized shares at December 31, 2007, of which none were issued.

Stock Incentive Plans

Our 1993 Stock and Incentive Plan, as amended (1993 Plan), provides for the grant of any or all of the following types of stock-based awards:

- stock options, including incentive stock options and nonqualified stock options;
- restricted stock awards;
- restricted stock unit awards;
- stock appreciation rights; and
- stock value equivalent awards.

There are currently no stock appreciation rights or stock value equivalent awards outstanding.

Under the terms of the 1993 Plan, 98 million shares of common stock have been reserved for issuance to employees and non-employee directors. The plan specifies that no more than 32 million shares can be awarded as restricted stock. At December 31, 2007, approximately 18 million shares were available for future grants under the 1993 Plan, of which approximately 10 million shares remained available for restricted stock awards. The stock to be offered pursuant to the grant of an award under the 1993 Plan may be authorized but unissued common shares or treasury shares.

In addition to the provisions of the 1993 Plan, we also have stock-based compensation provisions under our Restricted Stock Plan for Non-Employee Directors and our ESPP.

Each of the active stock-based compensation arrangements is discussed below.

Stock options

All stock options under the 1993 Plan are granted at the fair market value of our common stock at the grant date. Employee stock options vest ratably over a three- or four-year period and generally expire 10 years from the grant date. Stock options granted to non-employee directors vest after six months. Compensation expense for stock options is generally recognized on a straight line basis over the entire vesting period. No further stock option grants are being made under the stock plans of acquired companies.

The following table represents our stock options activity during 2007, and includes exercised, forfeited, and expired shares from our acquired companies' stock plans.

Stock Options	Number of Shares *(in millions)*	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term *(years)*	Aggregate Intrinsic Value *(in millions)*
Outstanding at January 1, 2007	17.6	$ 18.55		
Granted	1.9	32.13		
Exercised	(3.6)	17.30		
Forfeited/expired	(0.4)	25.37		
Converted to KBR, Inc. stock options	(1.2)	15.01		
Outstanding at December 31, 2007	14.3	$ 20.81	5.72	$ 244
Exercisable at December 31, 2007	10.5	$ 16.94	4.64	$ 219

The total intrinsic value of options exercised was $68 million in 2007, $123 million in 2006, and $194 million in 2005. As of December 31, 2007, there was $32 million of unrecognized compensation cost, net of estimated forfeitures, related to nonvested stock options, which is expected to be recognized over a weighted average period of approximately 1.7 years.

Cash received from option exercises was $110 million during 2007, $159 million during 2006, and $342 million during 2005. The tax benefit realized from the exercise of stock options was $22 million in 2007 and $42 million in 2006.

Restricted stock

Restricted shares issued under the 1993 Plan are restricted as to sale or disposition. These restrictions lapse periodically over an extended period of time not exceeding 10 years. Restrictions may also lapse for early retirement and other conditions in accordance with our established policies. Upon termination of employment, shares on which restrictions have not lapsed must be returned to us, resulting in restricted stock forfeitures. The fair market value of the stock on the date of grant is amortized and charged to income on a straight-line basis over the requisite service period for the entire award.

Our Restricted Stock Plan for Non-Employee Directors (Directors Plan) allows for each non-employee director to receive an annual award of 800 restricted shares of common stock as a part of compensation. These awards have a minimum restriction period of six months, and the restrictions lapse upon the earlier of mandatory director retirement at age 72 or early retirement from the Board after four years of service. The fair market value of the stock on the date of grant is amortized over the lesser of the time from the grant date to age 72 or the time from the grant date to completion of four years of service on the Board. We reserved 200,000 shares of common stock for issuance to non-employee directors, which may be authorized but unissued common shares or treasury shares. At December 31, 2007, 115,200 shares had been issued to non-employee directors under this plan. There were 8,800 shares, 8,000 shares, and 6,400 shares of restricted stock awarded under the Directors Plan in 2007, 2006, and 2005. In addition, during 2007, our non-employee directors were awarded 22,642 shares of restricted stock under the 1993 Plan, which are included in the table below.

The following table represents our 1993 Plan and Directors Plan restricted stock awards and restricted stock units granted, vested, and forfeited during 2007.

Restricted Stock	Number of Shares *(in millions)*	Weighted Average Grant-Date Fair Value per Share
Nonvested shares at January 1, 2007	7.9	$ 22.50
Granted	2.8	32.24
Vested	(2.3)	21.16
Forfeited	(0.5)	21.93
Converted to KBR, Inc. restricted stock	(0.6)	17.95
Nonvested shares at December 31, 2007	7.3	$ 27.16

The weighted average grant-date fair value of shares granted during 2006 was $34.39 and during 2005 was $24.28. The total fair value of shares vested during 2007 was $79 million, during 2006 was $64 million, and during 2005 was $49 million. As of December 31, 2007, there was $153 million of unrecognized compensation cost, net of estimated forfeitures, related to nonvested restricted stock, which is expected to be recognized over a weighted average period of 4.1 years.

2002 Employee Stock Purchase Plan

Under the ESPP, eligible employees may have up to 10% of their earnings withheld, subject to some limitations, to be used to purchase shares of our common stock. Unless the Board of Directors shall determine otherwise, each six-month offering period commences on January 1 and July 1 of each year. The price at which common stock may be purchased under the ESPP is equal to 85% of the lower of the fair market value of the common stock on the commencement date or last trading day of each offering period. Under this plan, 24 million shares of common stock have been reserved for issuance. They may be authorized but unissued shares or treasury shares. As of December 31, 2007, 13.3 million shares have been sold through the ESPP.

Note 13. Income per Share

Basic income per share is based on the weighted average number of common shares outstanding during the period. Effective April 5, 2007, common shares outstanding were reduced by the 85.3 million shares of our common stock that we accepted in exchange for the shares of KBR common stock we owned. Diluted income per share includes additional common shares that would have been outstanding if potential common shares with a dilutive effect had been issued. A reconciliation of the number of shares used for the basic and diluted income per share calculation is as follows:

Millions of shares	2007	2006	2005
Basic weighted average common shares outstanding	913	1,014	1,010
Dilutive effect of:			
Convertible senior notes premium	29	29	16
Stock options	6	9	10
Restricted stock	2	2	2
Diluted weighted average common shares outstanding	950	1,054	1,038

In December 2004, we entered into a supplemental indenture that requires us to satisfy our conversion obligation for our convertible senior notes in cash, rather than in common stock, for at least the aggregate principal amount of the notes. This reduced the resulting potential earnings dilution to only include the conversion premium, which is the difference between the conversion price per share of common stock and the average share price. See the table above for the dilutive effect for 2007, 2006, and 2005.

Excluded from the computation of diluted income per share were options to purchase three million shares of common stock that were outstanding in 2007 and two million shares of common stock that were outstanding in both 2006 and 2005. These options were outstanding during these years but were excluded because the option exercise price was greater than the average market price of the common shares.

Note 14. Financial Instruments and Risk Management

Foreign exchange risk

Techniques in managing foreign exchange risk include, but are not limited to, foreign currency borrowing and investing and the use of currency derivative instruments. We selectively manage significant exposures to potential foreign exchange losses considering current market conditions, future operating activities, and the associated cost in relation to the perceived risk of loss. The purpose of our foreign currency risk management activities is to protect us from the risk that the eventual dollar cash flows resulting from the sale and purchase of services and products in foreign currencies will be adversely affected by changes in exchange rates.

We manage our currency exposure through the use of currency derivative instruments as it relates to the major currencies, which are generally the currencies of the countries in which we do the majority of our international business. These instruments are not treated as hedges for accounting purposes and generally have an expiration date of two years or less. Forward exchange contracts, which are commitments to buy or sell a specified amount of a foreign currency at a specified price and time, are generally used to manage identifiable foreign currency commitments. Forward exchange contracts and foreign exchange option contracts, which convey the right, but not the obligation, to sell or buy a specified amount of foreign currency at a specified price, are generally used to manage exposures related to assets and liabilities denominated in a foreign currency. None of the forward or option contracts are exchange traded. While derivative instruments are subject to fluctuations in value, the fluctuations are generally offset by the value of the underlying exposures being managed. The use of some contracts may limit our ability to benefit from favorable fluctuations in foreign exchange rates.

Foreign currency contracts are not utilized to manage exposures in some currencies due primarily to the lack of available markets or cost considerations (non-traded currencies). We attempt to manage our working capital position to minimize foreign currency commitments in non-traded currencies and recognize that pricing for the services and products offered in these countries should cover the cost of exchange rate devaluations. We have historically incurred transaction losses in non-traded currencies.

Notional amounts and fair market values. The notional amounts of open forward contracts and option contracts were $272 million at December 31, 2007 and $358 million at December 31, 2006. The notional amounts of our foreign exchange contracts do not generally represent amounts exchanged by the parties and, thus, are not a measure of our exposure or of the cash requirements related to these contracts. The amounts exchanged are calculated by reference to the notional amounts and by other terms of the derivatives, such as exchange rates. The estimated fair market value of our foreign exchange contracts was not material at both December 31, 2007 and December 31, 2006.

Credit risk

Financial instruments that potentially subject us to concentrations of credit risk are primarily cash equivalents, investments, and trade receivables. It is our practice to place our cash equivalents and investments in high quality securities with various investment institutions. We derive the majority of our revenue from sales and services to the energy industry. Within the energy industry, trade receivables are generated from a broad and diverse group of customers. There are concentrations of receivables in the United States. We maintain an allowance for losses based upon the expected collectibility of all trade accounts receivable. In addition, see Note 5 for discussion of receivables.

There are no significant concentrations of credit risk with any individual counterparty related to our derivative contracts. We select counterparties based on their profitability, balance sheet, and a capacity for timely payment of financial commitments, which is unlikely to be adversely affected by foreseeable events.

Interest rate risk

Our material outstanding debt instruments have fixed interest rates. As of December 31, 2007 and 2006, we held no material interest rate derivative instruments.

Fair market value of financial instruments. The estimated fair market value of long-term debt was $4.1 billion at December 31, 2007 and $3.7 billion at December 31, 2006, as compared to the carrying amount of $2.8 billion at both December 31, 2007 and December 31, 2006. The fair market value of fixed-rate long-term debt is based on quoted market prices for those or similar instruments. The carrying amount of short-term financial instruments, cash and equivalents, receivables, short-term notes payable, and accounts payable, as reflected in the consolidated balance sheets, approximates fair market value due to the short maturities of these instruments. The currency derivative instruments are carried on the balance sheet at fair value and are based upon third-party quotes.

Note 15. Retirement Plans

Our company and subsidiaries have various plans that cover a significant number of our employees. These plans include defined contribution plans, defined benefit plans, and other postretirement plans:

- our defined contribution plans provide retirement benefits in return for services rendered. These plans provide an individual account for each participant and have terms that specify how contributions to the participant's account are to be determined rather than the amount of pension benefits the participant is to receive. Contributions to these plans are based on pretax income and/or discretionary amounts determined on an annual basis. Our expense for the defined contribution plans for continuing operations totaled $162 million in 2007, $138 million in 2006, and $115 million in 2005;
- our defined benefit plans include both funded and unfunded pension plans, which define an amount of pension benefit to be provided, usually as a function of age, years of service, or compensation; and
- our postretirement medical plans are offered to specific eligible employees. These plans are contributory. For some plans, our liability is limited to a fixed contribution amount for each participant or dependent. The plan participants share the total cost for all benefits provided above our fixed contributions. Participants' contributions are adjusted as required to cover benefit payments. We have made no commitment to adjust the amount of our contributions; therefore, for these plans the computed accumulated postretirement benefit obligation amount is not affected by the expected future health care cost inflation rate.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)." SFAS No. 158 requires an employer to:

- recognize on its balance sheet the funded status (measured as the difference between the fair value of plan assets and the benefit obligation) of pension and other postretirement benefit plans;
- recognize, through comprehensive income, certain changes in the funded status of a defined benefit and postretirement plan in the year in which the changes occur;
- measure plan assets and benefit obligations as of the end of the employer's fiscal year; and
- disclose additional information.

The requirements to recognize the funded status of a benefit plan and the additional disclosure requirements were effective for fiscal years ending after December 15, 2006. Accordingly, we adopted SFAS No. 158 for our fiscal year ending December 31, 2006.

The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end is effective for fiscal years ending after December 15, 2008. We did not elect early adoption of these additional SFAS No. 158 requirements and will adopt these requirements for our fiscal year ending December 31, 2008.

The discontinued operations of KBR have been excluded from all of the following tables and disclosures.

Benefit obligation and plan assets

The following tables present plan assets, expenses, and obligation for retirement plans for continuing operations. We use a September 30 measurement date for our international plans and an October 31 measurement date for our domestic plans.

Benefit obligation	Pension Benefits				Other Postretirement Benefits	
	United States	Int'l	United States	Int'l		
Millions of dollars	2007		2006		2007	2006
Change in benefit obligation						
Benefit obligation at beginning of period	$ 127	$ 814	$ 127	$ 680	$ 155	$ 158
Service cost	–	26	–	23	1	1
Interest cost	7	44	7	37	8	9
Plan participants' contributions	–	4	–	4	5	7
Plan amendments	–	2	–	–	(4)	–
Settlements/curtailments	–	(16)	–	–	–	–
Currency fluctuations	–	38	–	39	–	–
Actuarial (gain) loss	(9)	(22)	–	47	(50)	(6)
Transfers	–	1	–	–	–	–
Benefits paid	(15)	(17)	(7)	(16)	(11)	(14)
Benefit obligation at end of period	$ 110	$ 874	$ 127	$ 814	$ 104	$ 155
Accumulated benefit obligation at end of period	$ 110	$ 678	$ 127	$ 654	$ –	$ –

	Pension Benefits				Other Postretirement Benefits	
	United States	Int'l	United States	Int'l		
Millions of dollars	2007		2006		2007	2006
Change in plan assets						
Fair value of plan assets at beginning of period	$ 105	$ 622	$ 95	$ 480	$ –	$ –
Actual return on plan assets	15	53	13	52	–	–
Employer contributions	2	39	4	71	7	7
Settlements	–	(9)	–	–	–	–
Plan participants' contributions	–	4	–	4	4	7
Currency fluctuations	–	32	–	31	–	–
Benefits paid	(15)	(17)	(7)	(16)	(11)	(14)
Fair value of plan assets at end of period	$ 107	$ 724	$ 105	$ 622	$ –	$ –
Funded status	$ (3)	$ (150)	$ (22)	$ (192)	$ (104)	$ (155)
Employer contribution	–	5	–	4	1	1
Net amount recognized	$ (3)	$ (145)	$ (22)	$ (188)	$ (103)	$ (154)

Millions of dollars	Pension Benefits United States 2007	Pension Benefits Int'l 2007	Pension Benefits United States 2006	Pension Benefits Int'l 2006	Other Postretirement Benefits 2007	Other Postretirement Benefits 2006
Amounts recognized on the consolidated balance sheet						
Other assets	$ 2	$ 9	$ –	$ 2	$ –	$ –
Accrued employee compensation and benefits	(1)	(11)	–	(9)	(10)	(13)
Employee compensation and benefits	(4)	(143)	(22)	(181)	(93)	(141)
Pension plans in which accumulated benefit obligation exceeded plan assets at December 31						
Projected benefit obligation	$ 20	$ 104	$ 127	$ 110	$ –	$ –
Accumulated benefit obligation	20	65	127	72	–	–
Fair value of plan assets	15	7	105	15	–	–
Weighted-average assumptions used to determine benefit obligations at measurement date						
Discount rate	4.61-6.19%	2.50-8.75%	5.75%	2.25-8.75%	5.77-5.81%	5.5%
Rate of compensation increase	4.5%	2.0-10.0%	4.5%	2.0-10.0%	N/A	N/A

Asset allocation at December 31 Asset category	Target allocation 2008	United States 2007	Int'l 2007	United States 2006	Int'l 2006	Other Postretirement 2007	Other Postretirement 2006
Equity securities	50%-70%	64%	57%	63%	57%	N/A	N/A
Debt securities	30%-50%	35%	32%	36%	35%	N/A	N/A
Other	0%-5%	1%	11%	1%	8%	N/A	N/A
Total	100%	100%	100%	100%	100%	N/A	N/A

Assumed health care cost trend rates at December 31	2007	2006	2005
Health care cost trend rate assumed for next year	9.0%	10.0%	10.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0%	5.0%	5.0%
Year that the rate reached the ultimate trend rate	2015	2011	2008

Assumed long-term rates of return on plan assets, discount rates for estimating benefit obligations, and rates of compensation increases vary for the different plans according to the local economic conditions. The weighted average assumptions for the Nigerian, Indian, and Indonesian plans are not included in the above tables as the plans were immaterial. The discount rates were determined based on the prevailing market rate of a portfolio of high-quality debt instruments with maturities matching the expected timing of the payment of the benefit obligations. For our United Kingdom pension plan, which constitutes 76% of our international pension plans' projected benefit obligation, the discount rate increased from 5.0% at September 30, 2006 to 5.7% at September 30, 2007.

The overall expected long-term rate of return on assets was determined based upon an evaluation of our plan assets, historical trends, and experience, taking into account current and expected market conditions.

Our investment strategy varies by country depending on the circumstances of the underlying plan. Typically, less mature plan benefit obligations are funded by using more equity securities, as they are expected to achieve long-term growth while exceeding inflation. More mature plan benefit obligations are funded using more fixed income securities, as they are expected to produce current income with limited volatility. Risk management practices include the use of multiple asset classes and investment managers within each.

Amounts recognized in accumulated other comprehensive loss were as follows:

	Pension Benefits				Other Postretirement Benefits	
	United States	Int'l	United States	Int'l		
Millions of dollars	2007		2006		2007	2006
Net actuarial (gain) loss	$ 13	$ 72	$ 29	$ 106	$ (39)	$ (7)
Prior service cost (benefit)	–	2	–	2	(3)	(1)
Total recognized in accumulated other comprehensive loss	$ 13	$ 74	$ 29	$ 108	$ (42)	$ (8)

Expected cash flows

Contributions. Funding requirements for each plan are determined based on the local laws of the country where such plan resides. In certain countries the funding requirements are mandatory, while in other countries they are discretionary. We currently expect to contribute $29 million to our international pension plans in 2008. For our domestic plans, we expect our contributions to be no more than $1 million in 2008. We do not have a required minimum contribution for our domestic plans; however, we may make additional discretionary contributions, which will be determined after the actuarial valuations are complete.

Benefit payments. The following table presents the expected benefit payments over the next 10 years.

	Pension Benefits		Other Postretirement Benefits	
Millions of dollars	United States	Int'l	Gross Benefit Payments	Gross Medicare Part D Receipts
2008	$ 11	$ 22	$ 10	$ 1
2009	7	18	11	1
2010	7	20	11	1
2011	8	22	11	1
2012	8	25	12	1
Years 2013 – 2017	37	181	54	5

Net periodic cost

	Pension Benefits						Other Postretirement Benefits		
	United States	Int'l	United States	Int'l	United States	Int'l			
Millions of dollars	2007		2006		2005		2007	2006	2005
Components of net periodic benefit cost									
Service cost	$ –	$ 26	$ –	$ 23	$ –	$ 22	$ 1	$ 1	$ 1
Interest cost	7	45	7	37	7	34	8	9	10
Expected return on plan assets	(7)	(40)	(7)	(30)	(7)	(28)	–	–	–
Amortization of prior service cost	–	–	–	–	–	–	–	–	(1)
Settlements/curtailments	2	–	–	1	–	1	–	–	–
Recognized actuarial loss	6	9	6	8	4	4	–	–	–
Net periodic benefit cost	$ 8	$ 40	$ 6	$ 39	$ 4	$ 33	$ 9	$ 10	$ 10
Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31									
Discount rate	5.75%	2.25-8.75%	5.75%	2.25-8.0%	5.75%	2.5-8.0%	5.5%	5.75%	5.75%
Expected return on plan assets	8.25%	4.0-9.0%	8.25%	4.0-7.0%	8.5%	5.0-7.0%	N/A	N/A	N/A
Rate of compensation increase	4.5%	2.0-10.0%	4.5%	2.0-5.0%	4.5%	2.0-5.0%	N/A	N/A	N/A

Estimated amounts that will be amortized from accumulated other comprehensive loss, net of tax, into net periodic benefit cost in 2008 are as follows:

Millions of dollars	Pension Benefits United States	Pension Benefits International	Other Postretirement Benefits
Actuarial (gain) loss	$ 2	$ 4	$ (3)
Prior service (benefit) cost	–	–	–
Total	$ 2	$ 4	$ (3)

The majority of our postretirement benefit plans are not subjected to risk associated with fluctuations in the medical trend rates because the company subsidy is capped. However, for one plan in which the company subsidy is not capped, the assumed health care cost trend rates could have an impact on the amounts reported for the total of such health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

Millions of dollars	One-Percentage-Point Increase	One-Percentage-Point (Decrease)
Effect on total of service and interest cost components	$ –	$ –
Effect on the postretirement benefit obligation	$ 4	$ (3)

Note 16. Related Companies

We conduct some of our operations through joint ventures that are in partnership, corporate, and other business forms and are principally accounted for using the equity method. Financial information pertaining to related companies for our continuing operations is set out in the following tables. This information includes the total related-company balances and not our proportional interest in those balances.

Combined summarized financial information for all jointly owned operations that are accounted for under the equity method was as follows:

Combined operating results	Year Ended December 31		
Millions of dollars	2007	2006	2005
Revenue	$ 500	$ 435	$ 487
Operating income	$ 111	$ 108	$ 100
Net income	$ 100	$ 122	$ 89

Combined financial position	December 31	
Millions of dollars	2007	2006
Current assets	$ 276	$ 195
Noncurrent assets	210	105
Total	$ 486	$ 300
Current liabilities	$ 116	$ 73
Noncurrent liabilities	62	31
Shareholders' equity	308	196
Total	$ 486	$ 300

Note 17. New Accounting Standards

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which is intended to increase consistency and comparability in fair value measurements by defining fair value, establishing a framework for measuring fair value, and expanding disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements and is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. In November 2007, the FASB deferred for one year the application of the fair value measurement requirements to nonfinancial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. On January 1, 2008, we adopted without material impact on our consolidated financial statements the provisions of SFAS No. 157 related to financial assets and liabilities and to nonfinancial assets and liabilities measured at fair value on a recurring basis. Beginning January 1, 2009, we will adopt the provisions for nonfinancial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis, which we do not expect to have a material impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115." SFAS No. 159 permits entities to measure eligible assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We adopted SFAS No. 159 on January 1, 2008 and did not elect to apply the fair value method to any eligible assets or liabilities at that time.

In December 2007, the FASB issued Statement No. 141(Revised 2007), "Business Combinations" (SFAS No. 141(R)). SFAS No. 141(R) requires an acquiring entity to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS No. 141(R) also changes the accounting treatment for certain specific items. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008. We will adopt the provisions of SFAS No. 141(R) for business combinations on or after January 1, 2009.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51." SFAS No. 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. SFAS No. 160 is effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2008. We will adopt the provision of SFAS No. 160 on January 1, 2009 and have not yet determined the impact on our consolidated financial statements.

In December 2007, the FASB ratified the consensus reached on EITF 07-1, "Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property." EITF 07-1 defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. EITF 07-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. We will adopt EITF 07-1 on January 1, 2009, which we do not expect to have a material impact on our consolidated financial statements.

HALLIBURTON COMPANY
Selected Financial Data [1]
(Unaudited)

Millions of dollars and shares except per share and employee data	Year Ended December 31				
	2007	2006	2005	2004	2003
Total revenue	$ 15,264	$ 12,955	$ 10,100	$ 7,998	$ 6,995
Total operating income	$ 3,498	$ 3,245	$ 2,164	$ 1,179	$ 756
Nonoperating expense, net	(38)	(46)	(167)	(189)	(117)
Income from continuing operations before income taxes and minority interest	3,460	3,199	1,997	990	639
(Provision) benefit for income taxes	(907)	(1,003)	125	(322)	(200)
Minority interest in net (income) loss of consolidated subsidiaries	(29)	(19)	(15)	3	(14)
Income from continuing operations	$ 2,524	$ 2,177	$ 2,107	$ 671	$ 425
Income (loss) from discontinued operations	$ 975	$ 171	$ 251	$ (1,650)	$ (1,237)
Net income (loss)	$ 3,499	$ 2,348	$ 2,358	$ (979)	$ (820)
Basic income (loss) per share:					
Continuing operations	$ 2.76	$ 2.15	$ 2.09	$ 0.77	$ 0.49
Net income (loss)	3.83	2.31	2.34	(1.12)	(0.95)
Diluted income (loss) per share:					
Continuing operations	2.66	2.07	2.03	0.76	0.49
Net income (loss)	3.68	2.23	2.27	(1.11)	(0.94)
Cash dividends per share	0.35	0.30	0.25	0.25	0.25
Return on average shareholders' equity	49.14%	34.16%	45.76%	(30.22)%	(26.86)%
Financial position:					
Net working capital	$ 5,162	$ 6,456	$ 4,959	$ 2,898	$ 1,355
Total assets	13,135	16,860	15,073	15,883	15,556
Property, plant, and equipment, net	3,630	2,557	2,203	2,075	2,085
Long-term debt (including current maturities)	2,786	2,809	3,139	3,879	3,361
Shareholders' equity	6,866	7,376	6,372	3,932	2,547
Total capitalization	9,663	10,187	9,525	7,818	5,922
Basic weighted average common shares outstanding	913	1,014	1,010	874	868
Diluted weighted average common shares outstanding	950	1,054	1,038	882	874
Other financial data:					
Capital expenditures	$ 1,583	$ 834	$ 575	$ 498	$ 453
Long-term borrowings (repayments), net	(7)	(324)	(779)	493	1,960
Depreciation, depletion, and amortization expense	583	480	448	456	468
Payroll and employee benefits	4,585	3,853	3,211	2,823	2,561
Number of employees	51,000	45,000	39,000	36,000	35,000

(1) All periods presented reflect the reclassification of KBR, Inc. to discontinued operations in the first quarter of 2007 and the two-for-one common stock split, effected in the form of a stock dividend, in July 2006.

HALLIBURTON COMPANY

Quarterly Data and Market Price Information [1]

(Unaudited)

Millions of dollars except per share data	Quarter First	Second	Third	Fourth	Year
2007					
Revenue	$ 3,422	$ 3,735	$ 3,928	$ 4,179	$ 15,264
Operating income	788	893	910	907	3,498
Income from continuing operations	529	595	726	674	2,524
Income from discontinued operations	23	935	1	16	975
Net income	552	1,530	727	690	3,499
Earnings per share:					
Basic income per share:					
Income from continuing operations	0.53	0.66	0.83	0.77	2.76
Income from discontinued operations	0.02	1.03	–	0.02	1.07
Net income	0.55	1.69	0.83	0.79	3.83
Diluted income per share:					
Income from continuing operations	0.52	0.63	0.79	0.74	2.66
Income from discontinued operations	0.02	0.99	–	0.01	1.02
Net income	0.54	1.62	0.79	0.75	3.68
Cash dividends paid per share	0.075	0.09	0.09	0.09	0.345
Common stock prices [2]					
High	32.72	37.20	39.17	41.95	41.95
Low	27.65	30.99	30.81	34.42	27.65
2006					
Revenue	$ 2,938	$ 3,116	$ 3,392	$ 3,509	$ 12,955
Operating income	692	760	870	923	3,245
Income from continuing operations	449	498	603	627	2,177
Income from discontinued operations	39	93	8	31	171
Net income	488	591	611	658	2,348
Earnings per share:					
Basic income per share:					
Income from continuing operations	0.44	0.49	0.60	0.63	2.15
Income from discontinued operations	0.04	0.09	0.01	0.03	0.16
Net income	0.48	0.58	0.61	0.66	2.31
Diluted income per share:					
Income from continuing operations	0.42	0.47	0.57	0.61	2.07
Income from discontinued operations	0.04	0.08	0.01	0.03	0.16
Net income	0.46	0.55	0.58	0.64	2.23
Cash dividends paid per share	0.075	0.075	0.075	0.075	0.30
Common stock prices [2]					
High	41.19	41.99	37.93	34.30	41.99
Low	31.35	33.92	27.35	26.33	26.33

(1) All periods presented reflect the reclassification of KBR, Inc. to discontinued operations in the first quarter of 2007 and the two-for-one common stock split, effected in the form of a stock dividend, in July 2006.

(2) New York Stock Exchange – composite transactions high and low intraday price.

PART III

Item 10. Directors, Executive Officers, and Corporate Governance.

The information required for the directors of the Registrant is incorporated by reference to the Halliburton Company Proxy Statement for our 2008 Annual Meeting of Stockholders (File No. 001-03492), under the caption "Election of Directors." The information required for the executive officers of the Registrant is included under Part I on pages 7 through 9 of this annual report. The information required for a delinquent form required under Section 16(a) of the Securities Exchange Act of 1934 is incorporated by reference to the Halliburton Company Proxy Statement for our 2008 Annual Meeting of Stockholders (File No. 001-03492), under the caption "Section 16(a) Beneficial Ownership Reporting Compliance," to the extent any disclosure is required. The information for our code of ethics is incorporated by reference to the Halliburton Company Proxy Statement for our 2008 Annual Meeting of Stockholders (File No. 001-03492), under the caption "Corporate Governance."

Audit Committee financial experts

In the business judgment of the Board of Directors, all five members of the Audit Committee, Kathleen M. Bader, Alan M. Bennett, Robert L. Crandall, J. Landis Martin, and Jay A. Precourt, are independent and have accounting or related financial management experience required under the listing standards and have been designated by the Board of Directors as "audit committee financial experts."

Item 11. Executive Compensation.

This information is incorporated by reference to the Halliburton Company Proxy Statement for our 2008 Annual Meeting of Stockholders (File No. 001-03492) under the captions "Compensation Discussion and Analysis," "Compensation Committee Report," "Summary Compensation Table," "Grants of Plan-Based Awards in Fiscal 2007," "Outstanding Equity Awards at Fiscal Year End 2007," "2007 Option Exercises and Stock Vested," "2007 Nonqualified Deferred Compensation," "Pension Benefits Table," "Employment Contracts and Change-in-Control Arrangements," "Post-Termination Payments," "Equity Compensation Plan Information," and "2007 Director Compensation."

Item 12(a). Security Ownership of Certain Beneficial Owners.

This information is incorporated by reference to the Halliburton Company Proxy Statement for our 2008 Annual Meeting of Stockholders (File No. 001-03492) under the caption "Stock Ownership of Certain Beneficial Owners and Management."

Item 12(b). Security Ownership of Management.

This information is incorporated by reference to the Halliburton Company Proxy Statement for our 2008 Annual Meeting of Stockholders (File No. 001-03492) under the caption "Stock Ownership of Certain Beneficial Owners and Management."

Item 12(c). Changes in Control.

Not applicable.

Item 12(d). Securities Authorized for Issuance Under Equity Compensation Plans.

This information is incorporated by reference to the Halliburton Company Proxy Statement for our 2008 Annual Meeting of Stockholders (File No. 001-03492) under the caption "Equity Compensation Plan Information."

Item 13. Certain Relationships and Related Transactions, and Director Independence.

This information is incorporated by reference to the Halliburton Company Proxy Statement for our 2008 Annual Meeting of Stockholders (File No. 001-03492) under the caption "Certain Relationships and Related Transactions" to the extent any disclosure is required.

Item 14. Principal Accounting Fees and Services.

This information is incorporated by reference to the Halliburton Company Proxy Statement for our 2008 Annual Meeting of Stockholders (File No. 001-03492) under the caption "Fees Paid to KPMG LLP."

PART IV

Item 15. Exhibits and Financial Statement Schedules.

1. Financial Statements:
   The reports of the Independent Registered Public Accounting Firm and the financial statements of the Company as required by Part II, Item 8, are included on pages 46 and 47 and pages 48 through 86 of this annual report. See index on page (i).

2. Financial Statement Schedules:

	Page No.
Report on supplemental schedule of KPMG LLP	98
Schedule II – Valuation and qualifying accounts for the three years ended December 31, 2007	99

Note: All schedules not filed with this report required by Regulation S-X have been omitted as not applicable or not required, or the information required has been included in the notes to financial statements.

3. Exhibits:

Exhibit Number	Exhibits
3.1	Restated Certificate of Incorporation of Halliburton Company filed with the Secretary of State of Delaware on May 30, 2006 (incorporated by reference to Exhibit 3.1 to Halliburton's Form 8-K filed June 5, 2006, File No. 001-03492).
3.2	By-laws of Halliburton revised effective October 19, 2006 (incorporated by reference to Exhibit 3.1 to Halliburton's Form 8-K filed October 19, 2006, File No. 001-03492).
4.1	Form of debt security of 8.75% Debentures due February 12, 2021 (incorporated by reference to Exhibit 4(a) to the Form 8-K of Halliburton Company, now known as Halliburton Energy Services, Inc. (the Predecessor) dated as of February 20, 1991, File No. 001-03492).
4.2	Senior Indenture dated as of January 2, 1991 between the Predecessor and The Bank of New York Trust Company, N.A. (as successor to Texas Commerce Bank National Association), as Trustee (incorporated by reference to Exhibit 4(b) to the Predecessor's Registration Statement on Form S-3 (Registration No. 33-38394) originally filed with the Securities and Exchange Commission on December 21, 1990), as supplemented and amended by the First Supplemental Indenture dated as of December 12, 1996 among the Predecessor, Halliburton and the Trustee (incorporated by reference to Exhibit 4.1 of Halliburton's Registration Statement on Form 8-B dated December 12, 1996, File No. 001-03492).
4.3	Resolutions of the Predecessor's Board of Directors adopted at a meeting held on February 11, 1991 and of the special pricing committee of the Board of Directors of the Predecessor adopted at a meeting held on February 11, 1991 and the special pricing committee's consent in lieu of meeting dated February 12, 1991 (incorporated by reference to Exhibit 4(c) to the Predecessor's Form 8-K dated as of February 20, 1991, File No. 001-03492).

4.4	Second Senior Indenture dated as of December 1, 1996 between the Predecessor and The Bank of New York Trust Company, N.A. (as successor to Texas Commerce Bank National Association), as Trustee, as supplemented and amended by the First Supplemental Indenture dated as of December 5, 1996 between the Predecessor and the Trustee and the Second Supplemental Indenture dated as of December 12, 1996 among the Predecessor, Halliburton and the Trustee (incorporated by reference to Exhibit 4.2 of Halliburton's Registration Statement on Form 8-B dated December 12, 1996, File No. 001-03492).
4.5	Third Supplemental Indenture dated as of August 1, 1997 between Halliburton and The Bank of New York Trust Company, N.A. (as successor to Texas Commerce Bank National Association), as Trustee, to the Second Senior Indenture dated as of December 1, 1996 (incorporated by reference to Exhibit 4.7 to Halliburton's Form 10-K for the year ended December 31, 1998, File No. 001-03492).
4.6	Fourth Supplemental Indenture dated as of September 29, 1998 between Halliburton and The Bank of New York Trust Company, N.A. (as successor to Texas Commerce Bank National Association), as Trustee, to the Second Senior Indenture dated as of December 1, 1996 (incorporated by reference to Exhibit 4.8 to Halliburton's Form 10-K for the year ended December 31, 1998, File No. 001-03492).
4.7	Resolutions of Halliburton's Board of Directors adopted by unanimous consent dated December 5, 1996 (incorporated by reference to Exhibit 4(g) of Halliburton's Form 10-K for the year ended December 31, 1996, File No. 001-03492).
4.8	Form of debt security of 6.75% Notes due February 1, 2027 (incorporated by reference to Exhibit 4.1 to Halliburton's Form 8-K dated as of February 11, 1997, File No. 001-03492).
4.9	Resolutions of Halliburton's Board of Directors adopted at a special meeting held on September 28, 1998 (incorporated by reference to Exhibit 4.10 to Halliburton's Form 10-K for the year ended December 31, 1998, File No. 001-03492).
4.10	Copies of instruments that define the rights of holders of miscellaneous long-term notes of Halliburton and its subsidiaries, totaling $9 million in the aggregate at December 31, 2007, have not been filed with the Commission. Halliburton agrees to furnish copies of these instruments upon request.
4.11	Form of debt security of 7.53% Notes due May 12, 2017 (incorporated by reference to Exhibit 4.4 to Halliburton's Form 10-Q for the quarter ended March 31, 1997, File No. 001-03492).
4.12	Form of debt security of 5.63% Notes due December 1, 2008 (incorporated by reference to Exhibit 4.1 to Halliburton's Form 8-K dated as of November 24, 1998, File No. 001-03492).
4.13	Form of Indenture, between Dresser and The Bank of New York Trust Company, N.A. (as successor to Texas Commerce Bank National Association), as Trustee, for 7.60% Debentures due 2096 (incorporated by reference to Exhibit 4 to the Registration Statement on Form S-3 filed by Dresser as amended, Registration No. 333-01303), as supplemented and amended by Form of Supplemental Indenture, between Dresser and The Bank of New York Trust Company, N.A. (as successor to Texas Commerce Bank National Association), Trustee, for 7.60% Debentures due 2096 (incorporated by reference to Exhibit 4.1 to Dresser's Form 8-K filed on August 9, 1996, File No. 1-4003).

4.14 Second Supplemental Indenture dated as of October 27, 2003 between DII Industries, LLC and The Bank of New York Trust Company, N.A. (as successor to JPMorgan Chase Bank), as Trustee, to the Indenture dated as of April 18, 1996, as supplemented by the First Supplemental Indenture dated as of August 6, 1996 (incorporated by reference to Exhibit 4.15 to Halliburton's Form 10-K for the year ended December 31, 2003, File No. 001-03492).

4.15 Third Supplemental Indenture dated as of December 12, 2003 among DII Industries, LLC, Halliburton and The Bank of New York Trust Company, N.A. (as successor to JPMorgan Chase Bank), as Trustee, to the Indenture dated as of April 18, 1996, as supplemented by the First Supplemental Indenture dated as of August 6, 1996 and the Second Supplemental Indenture dated as of October 27, 2003 (incorporated by reference to Exhibit 4.16 to Halliburton's Form 10-K for the year ended December 31, 2003, File No. 001-03492).

4.16 Indenture dated as of June 30, 2003 between Halliburton and The Bank of New York Trust Company, N.A. (as successor to JPMorgan Chase Bank), as Trustee (incorporated by reference to Exhibit 4.1 to Halliburton's Form 10-Q for the quarter ended June 30, 2003, File No. 001-03492).

4.17 Form of note of 3.125% Convertible Senior Notes due July 15, 2023 (included as Exhibit A to Exhibit 4.16 above).

4.18 First Supplemental Indenture dated as of December 17, 2004 between Halliburton and The Bank of New York Trust Company, N.A. (as successor to JPMorgan Chase Bank), as Trustee, to Indenture dated as of June 30, 2003, between Halliburton and The Bank of New York Trust Company, N.A. (as successor to JPMorgan Chase Bank), as Trustee (incorporated by reference to Exhibit 4.1 to Halliburton's Form 8-K filed on December 21, 2004, File No. 001-03492).

4.19 Indenture dated as of October 17, 2003 between Halliburton and The Bank of New York Trust Company, N.A. (as successor to JPMorgan Chase Bank), as Trustee (incorporated by reference to Exhibit 4.1 to Halliburton's Form 10-Q for the quarter ended September 30, 2003, File No. 001-03492).

4.20 First Supplemental Indenture dated as of October 17, 2003 between Halliburton and The Bank of New York Trust Company, N.A. (as successor to JPMorgan Chase Bank), as Trustee, to the Senior Indenture dated as of October 17, 2003 (incorporated by reference to Exhibit 4.2 to Halliburton's Form 10-Q for the quarter ended September 30, 2003, File No. 001-03492).

4.21 Form of note of 5.5% senior notes due October 15, 2010 (included as Exhibit B to Exhibit 4.20 above).

4.22 Second Supplemental Indenture dated as of December 15, 2003 between Halliburton and The Bank of New York Trust Company, N.A. (as successor to JPMorgan Chase Bank), as Trustee, to the Senior Indenture dated as of October 17, 2003, as supplemented by the First Supplemental Indenture dated as of October 17, 2003 (incorporated by reference to Exhibit 4.27 to Halliburton's Form 10-K for the year ended December 31, 2003, File No. 001-03492).

4.23 Form of note of 7.6% debentures due 2096 (included as Exhibit A to Exhibit 4.22 above).

4.24 Stockholder Agreement between Halliburton and the DII Industries, LLC Asbestos PI Trust dated January 20, 2005 (incorporated by reference to Exhibit 10.1 to Halliburton's Form 8-K filed January 25, 2005, File No. 001-03492).

4.25 Amendment to Stockholder Agreement dated March 17, 2005 between Halliburton Company and DII Industries, LLC Asbestos PI Trust (incorporated by reference to Exhibit 10.1 to Halliburton's Form 8-K filed March 18, 2005, File No. 001-03492).

10.1 Halliburton Company Career Executive Incentive Stock Plan as amended November 15, 1990 (incorporated by reference to Exhibit 10(a) to the Predecessor's Form 10-K for the year ended December 31, 1992, File No. 001-03492).

10.2 Halliburton Company 1993 Stock and Incentive Plan, as amended and restated effective February 16, 2006 (incorporated by reference to Exhibit 10.3 to Halliburton's Form 10-K for the year ended December 31, 2005, File No. 001-03492).

10.3 Halliburton Company Restricted Stock Plan for Non-Employee Directors (incorporated by reference to Appendix B of the Predecessor's proxy statement dated March 23, 1993, File No. 001-03492).

10.4 Dresser Industries, Inc. Deferred Compensation Plan, as amended and restated effective January 1, 2000 (incorporated by reference to Exhibit 10.16 to Halliburton's Form 10-K for the year ended December 31, 2000, File No. 001-03492).

10.5 ERISA Excess Benefit Plan for Dresser Industries, Inc., as amended and restated effective June 1, 1995 (incorporated by reference to Exhibit 10.7 to Dresser's Form 10-K for the year ended October 31, 1995, File No. 1-4003).

10.6 ERISA Compensation Limit Benefit Plan for Dresser Industries, Inc., as amended and restated effective June 1, 1995 (incorporated by reference to Exhibit 10.8 to Dresser's Form 10-K for the year ended October 31, 1995, File No. 1-4003).

10.7 Supplemental Executive Retirement Plan of Dresser Industries, Inc., as amended and restated effective January 1, 1998 (incorporated by reference to Exhibit 10.9 to Dresser's Form 10-K for the year ended October 31, 1997, File No. 1-4003).

10.8 Amendment No. 1 to the Supplemental Executive Retirement Plan of Dresser Industries, Inc. (incorporated by reference to Exhibit 10.1 to Dresser's Form 10-Q for the quarter ended April 30, 1998, File No. 1-4003).

10.9 Dresser Industries, Inc. 1992 Stock Compensation Plan (incorporated by reference to Exhibit A to Dresser's Proxy Statement dated February 7, 1992, File No. 1-4003).

10.10 Amendments No. 1 and 2 to Dresser Industries, Inc. 1992 Stock Compensation Plan (incorporated by reference to Exhibit A to Dresser's Proxy Statement dated February 6, 1995, File No. 1-4003).

10.11 Amendment No. 3 to the Dresser Industries, Inc. 1992 Stock Compensation Plan (incorporated by reference to Exhibit 10.25 to Dresser's Form 10-K for the year ended October 31, 1997, File No. 1-4003).

10.12	Employment Agreement (David J. Lesar) (incorporated by reference to Exhibit 10(n) to the Predecessor's Form 10-K for the year ended December 31, 1995, File No. 001-03492).
10.13	Employment Agreement (Mark A. McCollum) (incorporated by reference to Exhibit 10.1 to Halliburton's Form 10-Q for the quarter ended September 30, 2003, File No. 001-03492).
10.14	Halliburton Company Performance Unit Program (incorporated by reference to Exhibit 10.2 to Halliburton's Form 10-Q for the quarter ended September 30, 2001, File No. 001-03492).
10.15	Form of Nonstatutory Stock Option Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10.3 to Halliburton's Form 10-Q for the quarter ended September 30, 2000, File No. 001-03492).
10.16	Halliburton Company 2002 Employee Stock Purchase Plan, as amended and restated May 17, 2005 (incorporated by reference to Exhibit 10.21 to Halliburton's Form 10-K for the year ended December 31, 2005, File No. 001-03492).
10.17	Employment Agreement (Albert O. Cornelison) (incorporated by reference to Exhibit 10.3 to Halliburton's Form 10-Q for the quarter ended June 30, 2002, File No. 001-03492).
10.18	Employment Agreement (David R. Smith) (incorporated by reference to Exhibit 10.39 to Halliburton's Form 10-K for the year ended December 31, 2002, File No. 001-03492).
10.19	Employment Agreement (C. Christopher Gaut) (incorporated by reference to Exhibit 10.1 to Halliburton's Form 10-Q for the quarter ended March 31, 2003, File No. 001-03492).
10.20	Employment Agreement (Andrew R. Lane) (incorporated by reference to Exhibit 10.3 to Halliburton's Form 10-Q for the quarter ended September 30, 2004, File No. 001-03492).
10.21	Master Separation Agreement between Halliburton Company and KBR, Inc. dated as of November 20, 2006 (incorporated by reference to Exhibit 10.1 to Halliburton's Form 8-K filed November 27, 2006, File No. 001-03492).
10.22	Tax Sharing Agreement, effective as of January 1, 2006, by and between Halliburton Company, KBR Holdings, LLC and KBR, Inc., as amended effective February 26, 2007 (incorporated by reference to Exhibit 10.2 to KBR's Annual Report on Form 10-K for the year ended December 31, 2006, File No. 001-33146).
10.23	Five Year Revolving Credit Agreement among Halliburton, as Borrower, the Banks party thereto, and Citicorp North America, Inc., as Administrative Agent (incorporated by reference to Exhibit 10.1 to Halliburton's Form 8-K filed July 13, 2007, File No. 001-03492).
10.24	Form of Indemnification Agreement for Officers (incorporated by reference to Exhibit 10.1 to Halliburton's Form 8-K filed August 3, 2007, File No. 001-03492).
10.25	Form of Indemnification Agreement for Directors (incorporated by reference to Exhibit 10.2 to Halliburton's Form 8-K filed August 3, 2007, File No. 001-03492).

	10.26	2008 Halliburton Elective Deferral Plan, as amended and restated effective January 1, 2008 (incorporated by reference to Exhibit 10.3 to Halliburton's Form 10-Q for the quarter ended September 30, 2007, File No. 001-03492).
	10.27	Halliburton Company Supplemental Executive Retirement Plan, as amended and restated effective January 1, 2008 (incorporated by reference to Exhibit 10.4 to Halliburton's Form 10-Q for the quarter ended September 30, 2007, File No. 001-03492).
	10.28	Halliburton Company Benefit Restoration Plan, as amended and restated effective January 1, 2008 (incorporated by reference to Exhibit 10.5 to Halliburton's Form 10-Q for the quarter ended September 30, 2007, File No. 001-03492).
	10.29	Halliburton Annual Performance Pay Plan, as amended and restated effective January 1, 2007 (incorporated by reference to Exhibit 10.6 to Halliburton's Form 10-Q for the quarter ended September 30, 2007, File No. 001-03492).
	10.30	Halliburton Management Performance Plan, as amended and restated effective January 1, 2007 (incorporated by reference to Exhibit 10.7 to Halliburton's Form 10-Q for the quarter ended September 30, 2007, File No. 001-03492).
	10.31	Halliburton Company Pension Equalizer Plan, as amended and restated effective March 1, 2007 (incorporated by reference to Exhibit 10.8 to Halliburton's Form 10-Q for the quarter ended September 30, 2007, File No. 001-03492).
	10.32	Halliburton Company Directors' Deferred Compensation Plan, as amended and restated effective January 1, 2007 (incorporated by reference to Exhibit 10.9 to Halliburton's Form 10-Q for the quarter ended September 30, 2007, File No. 001-03492).
	10.33	Retirement Plan for the Directors of Halliburton Company, as amended and restated effective July 1, 2007 (incorporated by reference to Exhibit 10.10 to Halliburton's Form 10-Q for the quarter ended September 30, 2007, File No. 001-03492).
	10.34	First Amendment to the Retirement Plan for the Directors of Halliburton Company, effective September 1, 2007 (incorporated by reference to Exhibit 10.11 to Halliburton's Form 10-Q for the quarter ended September 30, 2007, File No. 001-03492).
*	10.35	Resignation, General Release and Settlement Agreement (Andrew R. Lane).
*	10.36	Employment Agreement (James S. Brown).
*	10.37	Employment Agreement (David S. King).
*	12	Statement of Computation of Ratio of Earnings to Fixed Charges.
*	21	Subsidiaries of the Registrant.
*	23.1	Consent of KPMG LLP.

	24.1	Powers of attorney for the following directors signed in January 2007 (incorporated by reference to Exhibit 24.1 to Halliburton's Form 10-K for the year ended December 31, 2006, File No. 001-03492): Alan M. Bennett James R. Boyd Milton Carroll Robert L. Crandall Kenneth T. Derr S. Malcolm Gillis W. R. Howell J. Landis Martin Jay A. Precourt Debra L. Reed
*	24.2	Power of attorney for Kathleen M. Bader signed in February 2008.
*	31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*	31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
**	32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
**	32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Filed with this Form 10-K.

** Furnished with this Form 10-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTAL SCHEDULE

The Board of Directors and Shareholders
Halliburton Company:

Under date of February 20, 2008, we reported on the consolidated balance sheets of Halliburton Company and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2007, which are included in the Company's Annual Report on Form 10-K. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule (Schedule II) in the Company's Annual Report on Form 10-K. The financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

In our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Our report on the financial statements referred to above, refers to a change in the methods of accounting for uncertainty in income taxes as of January 1, 2007, accounting for stock-based compensation plans as of January 1, 2006, and accounting for defined benefit and other postretirement plans as of December 31, 2006.

/s/ KPMG LLP
Houston, Texas
February 20, 2008

HALLIBURTON COMPANY

Schedule II - Valuation and Qualifying Accounts

(Millions of Dollars)

The table below presents valuation and qualifying accounts for continuing operations.

Allowance for Doubtful Accounts	Balance at Beginning of Period	Charged to Costs and Expenses	Write-Offs	Balance at End of Period
Year ended December 31, 2005:	$ 90	$ (36) (a)	$ (16) (b)	$ 38
Year ended December 31, 2006:	38	6	(4)	40
Year ended December 31, 2007:	40	10	(1)	49

(a) Amount represents releases of excess reserves.

(b) Includes the write-off of allowance for doubtful accounts related to asbestos receivables.

SIGNATURES

As required by Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has authorized this report to be signed on its behalf by the undersigned authorized individuals on this 22nd day of February, 2008.

HALLIBURTON COMPANY

By /s/ David J. Lesar
David J. Lesar
Chairman of the Board,
President, and Chief Executive Officer

As required by the Securities Exchange Act of 1934, this report has been signed below by the following persons in the capacities indicated on this 22nd day of February, 2008.

Signature	Title
/s/ David J. Lesar David J. Lesar	Chairman of the Board, President, Chief Executive Officer, and Director
/s/ Mark A. McCollum Mark A. McCollum	Executive Vice President and Chief Financial Officer
/s/ Evelyn M. Angelle Evelyn M. Angelle	Vice President, Corporate Controller, and Principal Accounting Officer

Signature	Title
* Kathleen M. Bader Kathleen M. Bader	Director
* Alan M. Bennett Alan M. Bennett	Director
* James R. Boyd James R. Boyd	Director
* Milton Carroll Milton Carroll	Director
* Robert L. Crandall Robert L. Crandall	Director
* Kenneth T. Derr Kenneth T. Derr	Director
* S. Malcolm Gillis S. Malcolm Gillis	Director
* W. R. Howell W. R. Howell	Director
* J. Landis Martin J. Landis Martin	Director
* Jay A. Precourt Jay A. Precourt	Director
* Debra L. Reed Debra L. Reed	Director

* /s/ Sherry D. Williams
Sherry D. Williams, Attorney-in-fact

DIRECTIONS TO THE HOUSTONIAN

From Bush Intercontinental Airport — Houston:

- Exit the Airport on JFK Blvd.
- Follow the signs to Sam Houston Tollway/Beltway 8 West.
- Take Sam Houston Tollway/Beltway 8 West to I-45 South (Downtown).
- Take I-45 South to Loop 610 West.
- Loop 610 West becomes Loop 610 South.
- Follow Loop 610 South to the Woodway exit.
- Make a right on Woodway to N. Post Oak Lane (1st signal)..
- Make a right on N. Post Oak Lane. The Houstonian is 3 blocks down on the left at the stop sign.

From Houston Hobby:

- Exit airport going right on Airport Blvd.— 1.9 miles.
- Go under freeway and turn left and get on I-45 North.
- Come around downtown on the Pierce elevated freeway and after the Bagby exit look for the Memorial Drive exit on right.
- Exit Memorial and go to the light and turn left and get on Memorial.
- Go about 5.5 miles, through the park, the road will fork, veer left onto Woodway, pass under the freeway.
- Make a right on N. Post Oak Lane. The Houstonian is 3 blocks down on the left at the stop sign.

The CEO and CFO certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 have been filed as exhibits to Halliburton's Form 10-K. Halliburton has also submitted the Annual CEO Certification to the New York Stock Exchange.

END